Form 20-F/A
period 2011-12-31
Harvest Operations Corp.
filed 2013-06-13
CIK 1309798

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F/A
(Amendment No. 1)

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
[   ] Yes     [X] No

*Harvest Operations Corp. is a “voluntary filer” and submits this Form 20-F pursuant to its obligation under its indenture relating to its 6 7/8% senior notes due October 2017.

2

EXPLANATORY NOTE

This Amendment No. 1 to the Annual Report on Form 20-F/A (this “Form 20-F/A”) amends the Annual Report on Form 20-F for the year ended December 31, 2011 of Harvest Operations Corp. (the “Company”), which was filed with the Securities and Exchange Commission on April 30, 2012 (the “Form 20-F”). This Form 20-F/A is being filed (1) to amend the Company’s disclosure of its proved and probable reserves in compliance with Disclosure by Registrant’s Engaged in Oil and Gas Producing Activities as required by Regulation S-K (including the amended reserve engineer reports for the year ended December 31, 2011, filed as exhibits 15.1 and 15.2), (2) to amend the Company’s disclosure of its change in its certifying accountant as required by Item 16F, (3) to file revised Independent Auditors’ Reports which clarify the audit standard applied and (4) to correct certain typographical errors.

3

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

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION
A. Selected Financial Information

The financial data presented below for Harvest Operations’ and Harvest Energy Trust’s is from the audited consolidated financial statements. The consolidated financial statements of Harvest Operations for 2011 and 2010 have been prepared in accordance with IFRS, as issued by IASB. The December 31, 2010 consolidated financial statements were initially prepared in accordance with Canadian GAAP, consistent with the prior years and the periods ended December 31, 2009, 2008 and 2007. The consolidated financial information as at and for the year ended December 31, 2010 have been adjusted in accordance with IFRS 1 “First-time Adoption of International Financial Reporting Standards”, and therefore the financial information set forth in this annual report on Form 20-F/A for the year ended December 31, 2010 may differ from information previously published. Harvest adopted IFRS with a transition date of January 1, 2010. For details regarding the adjustments made with respect to the comparative data refer to Note 27 to the annual audited consolidated financial statements contained in this annual report. The selected historical consolidated financial information presented below is condensed and may not contain all of the information that readers should consider. This selected financial data should be read in conjunction with the annual audited consolidated financial statements, the notes thereto and the section entitled “Item 5 Operating and Financial Review and Prospects”. The amounts presented below for the years 2009, 2008, and 2007 reflect the adjustments made to conform with U.S. GAAP.

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

RESERVES AND OTHER OIL AND GAS INFORMATION
Harvest retained qualified Independent Reserves Evaluators to evaluate and prepare reports on 100% of proved reserves and 100% of probable reserves for Harvest’s oil, natural gas and natural gas liquids as of December 31, 2011; no attempt was made to evaluate possible reserves. Harvest’s reserves were evaluated by McDaniel (who evaluated approximately 23% of Harvest’s total proved reserves and approximately 10% of Harvest’s total probable reserves), and GLJ (who evaluated approximately 77% of Harvest’s total proved reserves and approximately 90% of Harvest’s total probable reserves). All of Harvest’s reserves were evaluated using the cost assumptions as at December 31, 2011 and the average first-day-of-the-month prices for the period ended December 31, 2011. All of Harvest’s reserves are in Canada and, specifically, in the provinces of Alberta, British Columbia and Saskatchewan. See Items 19.15.1 and 19.15.2 of this annual report for Independent Reserve Evaluators’ reports on evaluation methodology.

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

Each of the reserve categories (proved and probable) may be divided into developed and undeveloped categories:

(a)	Developed reserves are reserves that can be expected to be recovered through existing wells with existing equipment and operating methods.
(b)	Undeveloped reserves are reserves that are expected to be recovered from new wells on undrilled acreage, or from existing wells where a relatively major expenditure is required for recompletion.

Estimates of total net proved crude oil or natural gas reserves are not filed with any U.S. federal authority or agency other than the SEC.

	Reserves
	Light and Medium Oil(1)		Heavy Oil(1)		Bitumen
	Gross	Net	Gross	Net	Gross	Net
	(Mbbls)	(Mbbls)	(Mbbls)	(Mbbls)	(Mbbls)	(Mbbls)

Proved
Developed producing	51,334	45,914	34,739	31,521	-	-
Developed non-producing	1,288	1,112	1,335	1,115	-	-
Undeveloped	9,650	8,302	3,181	2,666	93,483	82,237
Total proved	62,272	55,328	39,255	35,302	93,483	82,237

	Reserves
	Light and Medium Oil(1)		Heavy Oil(1)		Bitumen
	Gross	Net	Gross	Net	Gross	Net
	(Mbbls)	(Mbbls)	(Mbbls)	(Mbbls)	(Mbbls)	(Mbbls)

Probable
Developed	14,786	13,087	10,523	9,401	-	-
Undeveloped	11,420	10,197	6,452	5,250	165,762	138,847
Total Probable	26,206	23,284	16,975	14,651	165,762	138,847

	Reserves
	Natural Gas		Natural Gas Liquids		Total Oil Equivalent
	Gross	Net	Gross	Net	Gross	Net
	(MMcf)	(MMcf)	(Mbbls)	(Mbbls)	(Mboe)	(Mboe)

Proved
Developed producing	231,867	206,968	11,058	8,015	135,775	119,944
Developed non-producing	21,735	19,606	793	620	7,039	6,115
Undeveloped	60,098	53,800	1,930	1,596	118,261	103,767
Total proved	313,700	280,374	13,781	10,231	261,075	229,826

	Reserves
	Natural Gas		Natural Gas Liquids		Total Oil Equivalent
	Gross	Net	Gross	Net	Gross	Net
	(MMcf)	(MMcf)	(Mbbls)	(Mbbls)	(Mboe)	(Mboe)

Probable
Developed	88,790	79,239	3,882	2,832	43,990	38,526
Undeveloped	50,348	45,032	3,315	2,491	195,340	164,291
Total Probable	139,138	124,271	7,197	5,323	239,330	202,817

(1)

The reserves attributable to Harvest's Hay River property, which is an area that produces medium gravity crude oil (average 24° API), are subject to a heavy oil royalty regime in British Columbia and would be required, under NI 51-101, to be classified as heavy oil for that reason. Harvest has presented Hay River reserves as medium gravity crude in the reserves tables above as they would otherwise be classified in this fashion were it not for the lower rate royalty regime applied in British Columbia. If the Hay River reserves were included in the heavy crude oil category, it would increase the gross heavy oil reserves and reduce the gross light/medium oil reserves by the following amounts: Proved Developed Producing: 12.2 MMbbl (10.8 MMbbl net), Proved Developed Non-Producing: 0.1 MMbb1 (0.1 MMbb1 net), Proved Undeveloped: 4.9 MMbbl (4.1 MMbbl net), Total Proved: 17.2 MMbbl (15.0 MMbbl net), Probable Developed: 4.1 MMbbl (3.8 MMbbl net), Probable Undeveloped: 1.8 MMbbl (1.6 MMbbl net) and Total Probable: 5.9 MMbbl (5.4 MMbbl net).

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

KPMG did not express any reservations in its audit report with respect to the consolidated financial statements of Harvest Operations Corp. for the 2010 fiscal year or the consolidated financial statements of Harvest Energy Trust for the 2009 fiscal year and such reports did not contain an adverse opinion or a disclaimer of opinion, and were not qualified or modified as to uncertainty, audit scope, or accounting principles. During the 2009 or 2010 fiscal years, or the subsequent interim period prior to the resignation of KPMG (January 1, 2011 to August 11, 2011), there were no disagreements with KPMG on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreement(s), if not resolved to KPMG’s satisfaction, would have caused KPMG to make reference to the subject matter of the disagreement(s) in connection with its report, and there were no reportable events that occurred within the 2009 fiscal year or the 2010 fiscal year or the subsequent interim period prior to the resignation of KPMG (January 1, 2011 to August 11, 2011).

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

4.2	Amended and Restated Credit Facility dated April 30, 2010(4)

4.3	First Amending Agreement (Credit Facility) dated December 17, 2010(2)

4.4	Second Amending Agreement (Credit Facility) dated April 29, 2011(2)

4.5	Third Amending Agreement (Credit Facility) dated December 16, 2011(5)

4.6	6 7/8% Senior Notes Indenture, dated October 4, 2010(2)

4.7	Harvest's Articles of Amalgamation and Bylaws incorporated by reference to Item 19.1 of this annual report.

8	Refer to Item 4.C “Organization Structure” of this annual report.

12.1	Chief Executive Officer Certification required by Rule 13a-14(a) or 15d-14(a)

12.2	Chief Financial Officer Certification required by Rule 13a-14(a) or 15d-14(a)

13.1	Chief Executive Officer Certification required by Rule 13a-14(b) or 15d-14(b)

13.2	Chief Financial Officer Certification required by Rule 13a-14(b) or 15d-14(b)

15.1	McDaniel’s consent and Reserve Evaluation Methodology Report covering letter

15.2	GLJ’s consent and Reserve Evaluation Procedure Report covering letter

15.3	KPMG response to Item 16F

99.1	E&Y consent letter(6)

99.2	KPMG consent letter(7)

(1)	Incorporated by reference to the 2010 Form 20-F filed on June 29, 2011.

(2)	Incorporated by reference to Form 6-K filed on June 20, 2011.

(3)	Incorporated by reference to Form 6-K filed on April 16, 2012.

(4)	Incorporated by reference to Form 6-K filed on May 17, 2010.

(5)	Incorporated by reference to Form 6-K filed on April 2, 2012.

(6)	Incorporated by reference to the 2011 Form 20-F filed on April 30, 2012.

(7)	Incorporated by reference to the 2011 Form 20-F filed on April 30, 2012.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F/A and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Harvest Operations Corp.

/s/ Chang-Koo Kang
Chang-Koo Kang
Chief Financial Officer

Dated: June 13, 2013

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

MANAGEMENT’S REPORT

In management’s opinion, the accompanying consolidated financial statements of Harvest Operations Corp. (the “Company”) have been prepared within reasonable limits of materiality and in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board. Since a precise determination of many assets and liabilities is dependent on future events, the preparation of financial statements necessarily involves the use of estimates and approximations. These have been made using careful judgment and with all information available up to June 14, 2012. Management is responsible for the consistency, therewith, of all other financial and operating data presented in Management’s Discussion and Analysis for the year ended December 31, 2011.

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
June 14, 2012

KPMG LLP	Telephone (403) 691-8000
Chartered Accountants	Fax (403) 691-8008
2700 205 - 5th Avenue SW	Internet www.kpmg.ca
Calgary AB T2P 4B9

INDEPENDENT AUDITORS’ REPORT OF REGISTERED PUBLIC ACCOUNTING FIRM

To the Directors of Harvest Operations Corp.

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

Other matter

The consolidated statement of financial position as at December 31, 2011, the consolidated statements of comprehensive loss, changes in shareholders’ equity and cash flows for the year ended December 31, 2011 and notes, comprising a summary of significant accounting policies and other explanatory information, are audited by another auditor who expressed an unmodified opinion on June 14, 2012.

/s/ KPMG LLP
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

Auditors’ responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audit. We conducted our audit in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

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

We believe that the audit evidence we have obtained in our audit is sufficient and appropriate to provide a basis for our audit opinion.

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

/s/ Ernst & Young LLP
Chartered accountants

Calgary, Canada
June 14, 2012

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

These consolidated financial statements were approved and authorized for issue by the Board of Directors on June 14, 2012.

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

22.	Accumulated Other Comprehensive Income (Loss)

				Gains (Losses)
		Foreign		on Designated
		Currency		Cash Flow		Actuarial
		Translation		Hedges, Net of		Loss, Net of
		Adjustment		Tax		Tax		Total
Balance at January 1, 2010	$	−	$	−	$	−	$	−
Losses on derivatives designated as cash flow hedges		−		(5,020)		−		(5,020)
Actuarial loss		−		−		(3,217)		(3,217)
Losses on foreign currency translation		(45,920)		−		−		(45,920)
Balance at December 31, 2010		(45,920)		(5,020)		(3,217)		(54,157)
Reclassification to net income of losses on cash flow hedges		−		7,050		−		7,050
Gains on derivatives as designated cash flow hedges		−		12,371		−		12,371
Actuarial loss		−		-		(4,891)		(4,891)
Gains on foreign currency translation		21,480		-		-		21,480
Balance at December 31, 2011		$(24,440)		$14,401		$(8,108)		$(18,147)

The effective portion of the unrealized gain of $12.4 million net of tax of $4.2 million (2010 - $5.0 million loss net of tax recovery of $1.8 million) was included in other comprehensive loss for the year ended December 31, 2011. The amount removed from accumulated other comprehensive loss and included in petroleum, natural gas, and refined product sales was a loss of $7.1 million, net of tax recovery of $2.4 million for the year ended December 31, 2011 (2010 - $nil).

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

28.   Subsequent Event

  On May 30, 2012, Harvest executed an agreement with its engineering, procurement and construction (EPC) contractor to amend aspects of the EPC contract, including revising the compensation terms from a lump sum price to a cost reimbursable price and confirming greater Harvest control over project execution. The project pressures and resultant contract changes are expected to increase the net EPC costs to approximately $520 million, after allowing for certain costs which are not reimbursable to the EPC contractor.

29.   Supplemental Guarantor Condensed Financial Information

  Harvest Breeze Trust No. 1, Harvest Breeze Trust No. 2, Breeze Resources Partnership, Hay River Partnership, 1496965 Alberta Ltd. and North Atlantic Refining Limited (collectively "guarantor subsidiaries") fully and unconditionally guarantees the 6 7/8% senior notes issued by Harvest Operations Corporation ("HOC"). Each of the guarantor subsidiary is 100% owned by HOC. The following financial information for HOC, the guarantor subsidiaries and all other subsidiaries on a condensed consolidating basis is intended to provide investors with meaningful and comparable financial information about HOC and its subsidiaries and is provided pursuant to Rule 3-10 of Regulation S-X in lieu of the separate financial statements of each guarantor subsidiary. Investments include the investments in subsidiaries recorded under the equity method for the purposes of the condensed consolidating financial information. Equity income of subsidiaries is the group's share of profit related to such investments. The eliminations and reclassifications column includes the necessary amounts to eliminate the intercompany balances and transactions between subsidiaries. HOC's cost basis has not been pushed down to the subsidiaries as push-down accounting is not permitted in the separate financial statements of the subsidiaries.

CONDENSED STATEMENT OF FINANCIAL POSITION
As at December 31, 2011

	Issuer HOC	Guarantor Subsidiaries	Non Guarantor Subsidiaries	Eliminations	Consolidated Totals
Assets
Current assets
Cash and cash equivalents	470	3,048	3,089	—	6,607
Accounts receivable and other	121,291	89,795	1,166	—	212,252
Inventories	1,325	58,601	1,026	—	60,952
Prepaid expenses	11,763	6,737	26	—	18,526
Risk management contracts	20,162	—	—	—	20,162
Due from affiliates	517,100	44,778	222	(562,100)	—

	672,111	202,959	5,529	(562,100)	318,499
Non-current assets
Long-term deposit	24,925	—	—	—	24,925
Investment tax credits and other	—	53,994	—	—	53,994
Exploration & evaluation assets	69,645	4,872	—	—	74,517
Property, plant and equipment	3,460,884	1,938,111	1,392	—	5,400,387
Other long-term asset	7,105	—	—	—	7,105
Investment in subsidiaries	1,127,353	143	—	(1,127,496)	—
Goodwill	404,943	—	—	—	404,943

Total assets	5,766,966	2,200,079	6,921	(1,689,596)	6,284,370

Liabilities
Current liabilities
Accounts payable and accrued liabilities	260,968	200,885	2,295	—	464,148
Current portion of convertible debentures	107,146	—	—	—	107,146
Current portion of decommissioning liabilities	12,782	—	—	—	12,782
Due to affiliates	39,294	513,334	9,472	(562,100)	—

	420,190	714,219	11,767	(562,100)	584,076
Non-current liabilities
Bank loan	355,575	—	—	—	355,575
Convertible debentures	634,921	—	—	—	634,921
Senior notes	495,674	—	—	—	495,674
Decommissioning liabilities	464,125	210,397	—	—	674,522
Post-employment benefit obligations	—	25,958	—	—	25,958
Deferred credits and other	5,093	—	—	—	5,093
Deferred income tax liability	(62,258)	118,017	(852)	—	54,907
Intercompany loan	—	1,189,756	—	(1,189,756)	—

Total liabilities	2,313,320	2,258,347	10,915	(1,751,856)	2,830,726
Shareholder's equity	3,453,646	(58,268)	(3,994)	62,260	3,453,644

Total liabilities and shareholder's equity	5,766,966	2,200,079	6,921	(1,689,596)	6,284,370

CONDENSED STATEMENT OF COMPREHENSIVE INCOME (LOSS)
For the year ended December 31, 2011

	Issuer HOC	Guarantor Subsidiaries	Non Guarantor Subsidiaries	Eliminations	Consolidated Totals
Petroleum, natural gas, and refined product sales	985,887	3,516,668	70,653	(46,887)	4,526,321
Royalties	(146,291)	(49,161)	—	—	(195,452)
Earnings from equity accounted subsidiaries	(55,664)	(150)	—	55,814	—

Revenues	783,932	3,467,357	70,653	8,927	4,330,869
Expenses
Purchased products for processing and resale	—	3,035,560	65,446	(45,770)	3,055,236
Operating	280,698	290,141	6,409	(1,117)	576,131
Transportation and marketing	22,212	13,720	(13)	—	35,919
General and administrative	48,161	14,407	—	—	62,568
Depletion, depreciation and amortization	423,833	202,835	30	—	626,698
Exploration and evaluation	15,987	2,302	—	—	18,289
Gain on disposition of property, plant and equipment	(7,883)	—	—	—	(7,883)
Finance costs	102,477	6,650	—	—	109,127
Risk management contracts gains	(6,746)	—	—	—	(6,746)
Foreign exchange (gains) losses	11,752	(15,788)	50	—	(3,986)

Loss before income tax	(106,559)	(82,470)	(1,269)	55,814	(134,484)
Income tax recovery	(1,902)	(27,367)	(558)	—	(29,827)

Net loss	(104,657)	(55,103)	(711)	55,814	(104,657)
Other comprehensive income (loss)
Gains on derivatives designated as cash flow hedges, net of tax	19,421	—	—	—	19,421
Gains on foreign currency translation	21,480	21,480	—	(21,480)	21,480
Actuarial loss, net of tax	(4,891)	(4,891)	—	4,891	(4,891)

Comprehensive loss	(68,647)	(38,514)	(711)	39,225	(68,647)

CONDENSED STATEMENT OF CASH FLOWS
For the year ended December 31, 2011

	Issuer HOC	Guarantor Subsidiaries	Non Guarantor Subsidiaries	Eliminations	Consolidated Totals
Cash provided by (used in) operating activities	62,023	498,793	(327)	—	560,489
Cash provided by (used in) financing activities	848,751	(157,141)	—	157,141	848,751
Cash used in investing activities	(922,818)	(341,686)	—	(157,141)	(1,421,645)

Change in cash and cash equivalents	(12,044)	(34)	(327)	—	(12,405)
Effect of exchange rate changes on cash	—	106	—	—	106
Cash and cash equivalents, beginning of year	12,514	2,976	3,416	—	18,906

Cash and cash equivalents, end of year	470	3,048	3,089	—	6,607

CONDENSED STATEMENT OF FINANCIAL POSITION
As at December 31, 2010

	Issuer HOC	Guarantor Subsidiaries	Non Guarantor Subsidiaries	Eliminations	Consolidated Totals
Assets
Current assets
Cash and cash equivalents	12,514	2,976	3,416	—	18,906
Accounts receivable and other	102,929	109,386	1,616	—	213,931
Inventories	1,010	73,769	738	—	75,517
Prepaid expenses	49,352	5,701	18	—	55,071
Risk management contracts	1,007	—	—	—	1,007
Due from affiliates	139,587	28,476	210	(168,273)	—

	306,399	220,308	5,998	(168,273)	364,432
Non-current assets
Long-term deposit	30,603	—	—	—	30,603
Investment tax credits and other	—	44,339	—	—	44,339
Deferred income tax asset	—	1,633	—	—	1,633
Exploration & evaluation assets	53,004	6,550	—	—	59,554
Property, plant and equipment	2,760,202	1,721,612	1,422	—	4,483,236
Investment in subsidiaries	1,323,569	293	—	(1,323,862)	—
Goodwill	404,943	—	—	—	404,943

Total assets	4,878,720	1,994,735	7,420	(1,492,135)	5,388,740

Liabilities
Current liabilities
Accounts payable and accrued liabilities	208,302	150,713	1,472	—	360,487
Current portion of decommissioning liabilities	16,672	—	—	—	16,672
Risk management contracts	7,553	—	—	—	7,553
Due to affiliates	21,860	136,893	9,520	(168,273)	—

	254,387	287,606	10,992	(168,273)	384,712
Non-current liabilities
Bank loan	11,379	—	—	—	11,379
Convertible debentures	745,257	—	—	—	745,257
Senior notes	482,389	—	—	—	482,389
Decommissioning liabilities	435,008	211,339	—	—	646,347
Post-employment benefit obligations	—	20,365	—	—	20,365
Deferred credits and others	293	—	—	—	293
Deferred income tax liability	(66,847)	148,280	(290)	—	81,143
Intercompany loan	—	1,189,756	—	(1,189,756)	—

Total liabilities	1,861,866	1,857,346	10,702	(1,358,029)	2,371,885
Shareholder's equity	3,016,854	137,389	(3,282)	(134,106)	3,016,855

Total liabilities and shareholder's equity	4,878,720	1,994,735	7,420	(1,492,135)	5,388,740

CONDENSED STATEMENT OF COMPREHENSIVE INCOME (LOSS)
For the year ended December 31, 2010

	Issuer HOC	Guarantor Subsidiaries	Non Guarantor Subsidiaries	Eliminations	Consolidated Totals
Petroleum, natural gas, and refined product sales	719,504	3,381,443	34,375	(22,361)	4,112,961
Royalties	(107,901)	(46,856)	—	—	(154,757)
Earnings from equity accounted subsidiaries	(65,031)	(267)	—	65,298	—

Revenues	546,572	3,334,320	34,375	42,937	3,958,204
Expenses
Purchased products for processing and resale	—	2,884,230	30,421	(20,846)	2,893,805
Operating	202,774	274,903	5,071	(1,515)	481,233
Transportation and marketing	8,078	7,703	(21)	—	15,760
General and administrative	31,360	15,707	—	—	47,067
Depletion, depreciation and amortization	340,244	213,449	39	—	553,732
Exploration and evaluation	3,300	—	—	—	3,300
Gain on disposition of property, plant and equipment	(741)	—	—	—	(741)
Finance costs	65,769	35,038	1	—	100,808
Risk management contracts gains	(550)	—	—	—	(550)
Foreign exchange (gains) losses	(21,215)	17,809	7	—	(3,399)
Impairment on property, plant and equipment	7,455	6,206	—	—	13,661

Loss before income tax	(89,902)	(120,725)	(1,143)	65,298	(146,472)
Income tax recovery	(8,740)	(56,462)	(107)	—	(65,309)

Net loss	(81,162)	(64,263)	(1,036)	65,298	(81,163)
Other comprehensive income (loss)
Losses on derivatives designated as cash flow hedges, net of tax	(5,020)	—	—	—	(5,020)
Losses on foreign currency translation	(45,920)	(45,920)	—	45,920	(45,920)
Actuarial loss, net of tax	(3,218)	(3,217)	—	3,218	(3,217)

Comprehensive loss	(135,320)	(113,400)	(1,036)	114,436	(135,320)

CONDENSED STATEMENT OF CASH FLOWS
For the year ended December 31, 2010

	Issuer HOC	Guarantor Subsidiaries	Non Guarantor Subsidiaries	Eliminations	Consolidated Totals
Cash provided by operating activities	263,674	171,953	3,557	—	439,184
Cash provided by (used in) financing activities	204,887	(60,471)	—	58,097	202,513
Cash used in investing activities	(456,047)	(113,951)	(141)	(58,097)	(628,236)

Change in cash and cash equivalents	12,514	(2,469)	3,416	—	13,461
Effect of exchange rate changes on cash	—	5,445	—	—	5,445
Cash and cash equivalents, beginning of year	—	—	—	—	—

Cash and cash equivalents, end of year	12,514	2,976	3,416	—	18,906

CONDENSED STATEMENT OF FINANCIAL POSITION
As at January 1, 2010

	Issuer HOC	Guarantor Subsidiaries	Non Guarantor Subsidiaries	Eliminations	Consolidated Totals
Assets
Current assets
Accounts receivable and other	85,850	91,158	1,654	—	178,662
Inventories	1,182	85,473	164	—	86,819
Prepaid expenses	9,684	5,859	8	—	15,551
Due from affiliates	90,501	10,088	2,995	(103,584)	—

	187,217	192,578	4,821	(103,584)	281,032
Non-current assets
Investment tax credits and other	—	2,177	—	—	2,177
Exploration & evaluation assets	33,870	2,164	—	—	36,034
Property, plant and equipment	2,172,948	1,880,351	1,320	—	4,054,619
Investment in subsidiaries	1,495,835	560	—	(1,496,395)	—
Goodwill	404,943	—	—	—	404,943

Total assets	4,294,813	2,077,830	6,141	(1,599,979)	4,778,805

Liabilities
Current liabilities
Bank loan	424,999	3,018	—	—	428,017
Accounts payable and accrued liabilities	127,250	77,074	1,054	—	205,378
Current portion of convertible debentures	182,806	—	—	—	182,806
Current portion of senior notes	42,921	—	—	—	42,921
Current portion of decommissioning liabilities	11,710	—	—	—	11,710
Risk management contracts	2,052	—	—	—	2,052
Due to affiliates	4,475	91,632	7,477	(103,584)	—

	796,213	171,724	8,531	(103,584)	872,884
Non-current liabilities
Convertible debentures	748,261	—	—	—	748,261
Senior notes	222,456	—	—	—	222,456
Decommissioning liabilities	369,571	186,205	—	—	555,776
Post-employment benefit obligations	—	17,453	—	—	17,453
Deferred credits and other	357	—	—	—	357
Deferred income tax liability	(61,559)	203,807	(143)	—	142,105
Intercompany loan	—	2,193,476	—	(2,193,476)	—

Total liabilities	2,075,299	2,772,665	8,388	(2,297,060)	2,559,292
Shareholder's equity	2,219,514	(694,835)	(2,247)	697,081	2,219,513

Total liabilities and shareholder's equity	4,294,813	2,077,830	6,141	(1,599,979)	4,778,805

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