Form 20-F
period 2014-12-31
Harvest Operations Corp.
filed 2015-05-01
CIK 1309798

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

[  ] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) (g) OF
THE SECURITIES EXCHANGE ACT OF 1934

OR

     [X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934
For the fiscal year ended: DECEMBER 31, 2014

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

1500, 700 – 2nd Street SW, Calgary, Alberta, Canada T2P 2W1
(Address of principal executive offices)

Mr. Kyungluck Sohn, President & CEO
1500, 700 – 2nd Street SW, Calgary, Alberta, Canada T2P 2W1
Kyungluck.Sohn@harvestenergy.ca
403-261-8261
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

Common shares as of December 31, 2014:         386,078,649

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
[  ] Yes     [  ] No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):
[  ] Large accelerated filer     [  ] Accelerated filer     [X] Non-accelerated filer

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:
[  ] U.S. GAAP

[ X ] International Financial Reporting Standards as issued by the International Accounting Standards Board
[  ] Other

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

“6⅞% Senior Notes” means the Corporation’s US $500 million 6⅞% Senior Notes due October 1, 2017.

“2⅛% Senior Notes” means the Corporation’s US $630 million 2⅛% Senior Notes due May 14, 2018.

“ABCA” means the Business Corporations Act (Alberta), together with any or all regulations promulgated thereunder, as amended from time to time.

“Amended Credit Facility” means the $940 million revolving credit facility, as amended on April 22, 2015, provided by a syndicate of lenders to Harvest Operations as more fully described in Item 10C “Material Contracts”.

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

“Corporation” means Harvest Operations Corp.

“Credit Facility” means the $1 billion revolving credit facility, as amended, provided by a syndicate of lenders to Harvest Operations as more fully described in Item 10C “Material Contracts” and in note 12 of the Corporation’s audited consolidated financial statements for the year ended December 31, 2014 under Item 18 in this annual report.

“Deep Basin Partnership” means Harvest’s upstream joint venture with KERR formed on April 23, 2014. As at December 31, 2014, Harvest owned 467,386,000 of common shares in Deep Basin Partnership representing 77.81% in equity interest.

“Downstream” means the Corporation’s petroleum refining and marketing segment, which was sold on November 13, 2014. Downstream operated under the North Atlantic trade name and was comprised of a medium gravity sour crude hydrocracking refinery with a 115,000 bbls/d nameplate capacity and a marketing division with 52 gasoline outlets, 3 commercial card lock locations, a retail heating fuels business and a commercial and wholesale petroleum products business, all located in the Province of Newfoundland and Labrador.

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

“HK MS Partnership” means Harvest’s midstream joint venture with KERR formed on April 23, 2014. Harvest owns 34,946,327 of partnership units in HK MS Partnership representing 53.76% in equity interest.

“Independent Reserves Evaluator” means GLJ, who evaluated the crude oil, natural gas liquids and natural gas reserves of Harvest and the Operating Subsidiaries as at December 31, 2014, in accordance with the standards contained in Rule 4–10 of Regulation S–X.

“IFRS” means International Financial Reporting Standards as issued by the International Accounting Standards Board.

“KERR” means KERR Canada Co. Ltd., a corporation incorporated under the laws of Alberta.

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

“NI 51-101” means National Instrument 51-101 Standards of Disclosure for Oil and Gas Activities.

“North Atlantic” means North Atlantic Refining Limited, a private company, and all wholly owned subsidiaries of North Atlantic Refining Limited. North Atlantic was sold by Harvest on November 13, 2014.

“Note Indenture” means the trust indenture made as of October 4, 2010 between U.S. Bank National Association as trustee thereunder and Harvest Operations, providing for the issuance of the 6⅞% Senior Notes.

“Operating Subsidiaries” means Breeze Resource Partnership, Breeze Trust No. 1, Breeze Trust No. 2, and Hay River Partnership, each a direct or indirect wholly-owned subsidiary of the Corporation, and "Operating Subsidiary" means any of them.

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

“Related Party Loans” means:

(a)

the subordinated loan agreement with Ankor E&P Holdings Corp. (“ANKOR”), a 100% owned subsidiary of KNOC, entered into on August 16, 2012 with a maximum borrowing limit of US$170 million due October 2, 2017 at a fixed interest rate of 4.62% per annum;

(b)

the subordinated loan agreement with KNOC, Harvest’s sole shareholder, entered into on December 30, 2013 with a maximum borrowing limit of $200 million due December 30, 2018 at a fixed rate of 5.3% per annum; and

(c)	the US$171 million loan agreement with KNOC, dated April 2, 2015 (“2015 KNOC loan”). The loan is repayable within one year from the date of the first drawing.

“Reserves Report” means the reports prepared by the Independent Reserve Evaluators evaluating the crude oil, natural gas liquids and natural gas reserves of Harvest and the Operating Subsidiaries as at December 31, 2014, in accordance with the standards contained in the COGE Handbook and the reserve definitions and other requirements contained in NI 51-101 and SEC regulations.

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

ABBREVIATIONS AND CONVERSIONS

In this annual report, the following abbreviations have the meanings set forth below:

/d	Per day
3-D	Three dimensional
AECO	AECO “C” hub price index for Alberta natural gas
[o]API	The measure of the density or gravity of liquid petroleum products
bcf	Billion cubic feet
boe(1)	Barrel of oil equivalent on the conversion factor of 6 mcf of natural gas to one bbl of oil
bbl	Barrel
bbls	Barrels
Brent	Dated Brent, a benchmark for North Sea Brent blend crude oil
CPF	Central processing facility
DBP	Deep Basin Partnership
EBITDA	Earnings before interest, taxes, depreciation, and amortization
EOR	Enhanced oil recovery
GHG	Greenhouse gas
GJ	Gigajoule
HKMS	HK MS Partnership
H2S	Hydrogen sulfide gas
Mbbls	Thousand barrels
Mboe	Thousand barrels of oil equivalent
mcf	Thousand cubic feet
MMboe	Million barrels of oil equivalent
MMbbls	Million barrels
MMcf	Million cubic feet
NGLs	Natural gas liquids
NOx	The general oxides of nitrogen (NO, NO2, N2O2, etc.)
RBOB	Reformulated blendstock for oxygenate blending
SAGD	Steam-assisted gravity drainage is an enhanced oil recovery technology for producing heavy crude oil and bitumen
SOx	The general oxides of sulfur (SO2, SO3, etc.)
WCS	Western Canada Select
WTI	West Texas Intermediate, the reference price in U.S. dollars at Cushing, Oklahoma for crude oil of standard grade
$000	Thousands of dollars

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

In particular, this annual report, and the documents incorporated by reference herein, contains forward-looking statements pertaining to:

•	expected financial and operational performance in future periods, including but not limited to, production volumes, royalty rates, operating costs, commodity prices and results from its price risk management activities;
•	expectations regarding the development and production potential of Upstream and BlackGold properties;
•	reserves estimates, ultimate recoverability of reserves and estimates of the present value of Harvest’s future net cash flows;
•	estimated capital expenditures and the sources of funding;
•	factors upon which to decide whether or not to undertake a capital project;
•	future sources of funding, debt levels and availability of committed credit facilities;
•	future allocation of funding to various activities;
•	plans to make acquisitions and dispositions, and expected synergies from acquisitions made;
•	possible financial and operational impact from planned dispositions;
•	possible commerciality of exploration and development projects;
•	timing and the ability to achieve the maximum capacity from the BlackGold central processing facilities;
•	treatment under government regulatory regimes including without limitation, royalty, environmental and tax regulations;
•	ultimate recoverability, either from intended use or from sale, of the Harvest’s assets;
•	competitive advantages and ability to compete successfully; and
•	global demand and supply of crude oil, natural gas, bitumen and other related products.

With respect to forward-looking statements contained in this annual report and the documents incorporated by reference herein, Harvest has made assumptions regarding, among other things:

•	future oil and natural gas prices and differentials among light, medium and heavy oil prices;

•	Harvest’s ability to conduct its operations and achieve results of operations as anticipated;
•	Harvest’s ability to achieve the expected results from its development plans and sustaining maintenance programs;
•	the costs and timing of commissioning the BlackGold project;
•	the continued availability of adequate cash flow and debt and/or equity financing to fund Harvest’s capital and operating requirements as needed;
•	Harvest’s ability to obtain financing with favorable terms;
•	the general continuance of current or, where applicable, assumed industry conditions;
•	the general continuation of assumed tax, royalty and regulatory regimes;
•	the accuracy of the Harvest’s reserves;
•	the ability to obtain equipment and arrange work force in a timely manner to carry out development and other capital activities;
•	the ability to market oil and natural gas successfully to current and new customers;
•	the cost of expanding Harvest's property holdings;
•	the impact of increasing competition; and
•	the ability to add production and reserves through development and exploitation activities.

Some of the significant risks and uncertainties that could affect Harvest's future results and could cause results to differ materially from those expressed in forward-looking statements include but is not limited to:

•	adverse changes in the economy generally, such as global demand and supply for commodities;
•	volatilities of commodity prices, especially the price differential between light oil and heavy oil;
•	uncertainties in the estimation of reserves;
•	costs associated with developing and producing Upstream and BlackGold reserves;
•	uncertainties around Harvest's ability to obtain financing;
•	outages and disruptions to Harvest’s operations due to operational issues, severe weather conditions, accidents or natural hazards;
•	difficulties encountered to complete and commission the BlackGold project;
•	difficulties encountered in delivering Upstream products to commercial markets;
•	difficulties encountered during the drilling for and production of crude oil, natural gas, bitumen and other related products;
•	difficulties encountered in the integration of acquisitions;
•	uncertainties around realizing the value of acquisitions;
•	interest rate and foreign currency fluctuations;
•	non-performance risks associated with Harvest’s counterparties;
•	changes in, or the introduction of new, government laws and regulations relating to the crude oil and natural gas business including without limitation, tax, royalty and environmental law and regulation;
•	the extent and timing of decommissioning liabilities and environmental remediation obligations;
•	liabilities stemming from accidental damage to the environment;
•	the impact of technology on operations and developments of Harvest’s assets;
•	loss of the services of any of Harvest's senior management or directors;
•	the impact of competition; and
•	labour and material shortages.

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

ADDITIONAL GAAP MEASURES

Harvest uses “operating income (loss)”, an additional GAAP measure that is not defined under IFRS hereinafter also referred to as “GAAP”. The measure is commonly used for comparative purposes in the petroleum and natural gas and refining industries to reflect operating results before items not directly related to operations. Harvest uses this measure to assess and compare the performance of its operating segments. “Revenues and other income” comprises of sales of petroleum and natural gas, net of related royalties, and Harvest’s share of the net income from its joint ventures.

NON-GAAP MEASURES

Throughout this annual report, the Corporation has referred to certain measures of financial performance that are not specifically defined under IFRS such as “operating netbacks”, “operating netbacks prior to/after hedging”, “gross margin (loss)”, “refining margin”, “average refining gross margin”, “cash contribution (deficiency) from operations”, “Annualized EBITDA”, “senior debt to annualized EBITDA”, “total debt to annualized EBITDA”, “senior debt to total capitalization”, and “total debt to total capitalization”.

“Operating netbacks” are reported on a per boe basis and used extensively in the Canadian energy sector for comparative purposes. “Operating netbacks” include revenues, operating expenses, transportation and marketing expenses, and realized gains or losses on risk management contracts. “Gross margin (loss)”, “refining margin” or “average refining gross margin” are commonly used in the refining industry to reflect the net funds received from the sale of refined products after considering the cost to purchase the feedstock and is calculated by deducting purchased products for resale and processing from total revenue. “Cash contribution (deficiency) from operations” is calculated as operating income (loss) adjusted for non-cash items. The measure demonstrates the ability of the each segment of Harvest to generate the cash from operations necessary to repay debt, make capital investments, and fund the settlement of decommissioning and environmental remediation liabilities. “Annualized EBITDA” is used to assist management in assessing liquidity and Harvest’s ability to meet financial obligations. “Senior debt to annualized EBITDA”, “total debt to annualized EBITDA”, “senior debt to total capitalization” and “total debt to total capitalization” are terms defined in Harvest’s Credit Facility agreement for the purpose of calculation of financial covenants. The non-GAAP measures do not have any standardized meaning prescribed by GAAP and may not be comparable to similar measures used by other issuers. The determination of the non-GAAP measures have been illustrated throughout this annual report, with reconciliations to IFRS measures and/or account balances, except for Annualized EBITDA and cash contribution (deficiency) which are shown below.

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

($ millions)	December 31, 2014	December 31, 2013	December 31, 2012
Net loss	(440.2)	(781.9)	(721.0)
DD&A	448.0	612.8	688.4
Finance costs	96.8	94.2	111.0
Income tax recovery	(232.8)	(64.2)	(81.6)
EBITDA	(128.2)	(139.1)	(3.2)
Unrealized losses on risk management contracts	0.7	0.5	1.1
Unrealized losses (gains) on foreign exchange	103.3	40.8	(1.2)
Unsuccessful exploration and evaluation costs	9.4	11.5	22.0
Impairment of PP&E	446.9	483.0	557.3
Losses (gains) on disposition of assets	8.9	(34.1)	(30.3)
Loss from joint ventures	4.7	-	-
Other non-cash items	8.7	(1.7)	(5.6)
Adjustments on acquisitions and dispositions (1)	4.6	(15.4)	(14.2)
Annualized EBITDA	459.0	345.5	525.9

(1)

Annualized EBITDA is on a consolidated basis for any period, the aggregate of the last four quarters of the earnings (calculated in accordance with GAAP) and accordingly is a twelve month rolling measure which, as well, is required to be adjusted to the net income impact from acquisitions or dispositions (with net proceeds over $20 million) as if the transaction had been effected at the beginning of the period. The year ended December 31, 2014 includes the sale of the Downstream segment on November 13, 2014.

Cash Contribution (Deficiency) from Operations

Cash contribution (deficiency) from operations represents operating income (loss) adjusted for non-cash expense items within: operating, general and administrative, exploration and evaluation, depletion, depreciation and amortization, gains on disposition of assets, risk management contracts gains or losses, impairment and other charges, and the inclusion of cash interest, realized foreign exchange gains or losses and other cash items not included in operating income (loss). The measure demonstrates the ability of the Upstream and Downstream segments of Harvest to generate cash from their operations and is calculated before changes in non-cash working capital. Effective November 13, 2014, the Downstream segment was discontinued and therefore Harvest no longer has a commitment to fund cash deficiencies from the Downstream segment. There are no operating activities to report for the BlackGold segment as it is under development. The most directly comparable additional GAAP measure is operating income (loss). Operating income (loss) as presented in the notes to Harvest’s consolidated financial statements is reconciled to cash contribution (deficiency) from operations below, which is then reconciled to cash flow from operating activities:

	Year Ended December 31
	Upstream			Downstream(1)			Total
($ millions)	2014	2013	2012	2014	2013	2012	2014	2013	2012
Operating loss	(188.8)	(16.6)	(12.7)	(226.1)	(691.1)	(680.2)	(414.9)	(707.7)	(692.9)
Adjustments:
Loss from joint ventures	4.7	—	—	—	—	—	4.7	—	—
Operating, non-cash	2.3	0.9	1.6	(2.0)	(2.8)	(5.9)	0.3	(1.9)	(4.3)
General and administrative, non-cash	1.8	1.7	(1.1)	—	—	—	1.8	1.7	(1.1)
Exploration and evaluation, non-cash	9.4	11.5	22.0	—	—	—	9.4	11.5	22.0
Depletion, depreciation and amortization	435.2	530.0	579.5	12.8	82.8	108.9	448.0	612.8	688.4
Gains on disposition of assets	(47.5)	(33.9)	(30.3)	(0.2)	(0.2)	—	(47.7)	(34.1)	(30.3)
Unrealized losses on risk management contracts	0.7	0.5	1.1	—	—	—	0.7	0.5	1.1
Impairment and other charges, non-cash	267.6	24.1	21.8	179.3	458.9	535.5	446.9	483.0	557.3
Cash contribution (deficiency) from operations	485.4	518.2	581.9	(36.2)	(152.4)	(41.7)	449.2	365.8	540.2
Inclusion of items not attributable to segments:
Net cash interest							(63.0)	(72.9)	(87.9)
Realized foreign exchange gains (losses)							(1.4)	(3.4)	0.1
Realized foreign exchange loss on senior unsecured credit facility							—	1.3	—
Settlement of decommissioning and environmental remediation liabilities							(14.0)	(19.6)	(20.4)
Change in non-cash working capital							112.2	(70.6)	11.0
Cash flow from operating activities							482.9	200.6	442.8

(1)	Downstream results are from January 1 – November 13, 2014. The Downstream segment was sold on November 13, 2014 and results have been classified as “Discontinued Operations”.

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.	KEY INFORMATION

A.	Selected Financial Information

The financial data presented below for Harvest is derived from the audited consolidated financial statements, which have been prepared in accordance with IFRS as issued by the International Accounting Standards Board (“IASB”). On November 13, 2014, Harvest closed the sale of its wholly-owned subsidiary North Atlantic. In accordance with IFRS 5 – Non-current Assets Held for Sale and Discontinued Operations, results of North Atlantic have been presented as discontinued operations. Prior year income statement data have been reclassified to show the discontinued operations separately from continuing operations.

The selected historical consolidated financial information presented below is condensed and may not contain all of the information that readers should consider. This selected financial data should be read in conjunction with the annual audited consolidated financial statements, the notes thereto and the section entitled “Item 5 Operating and Financial Review and Prospects”.

(millions of Canadian dollars, except for per share amounts)	2014	2013	2012	2011	2010
Income statement data
Net revenues from continuing operations	891.6	947.8	1,028.9	1,091.4	852.2

Operating loss from continuing operations	(410.5)	(187.5)	(114.2)	(9.3)	(17.5)

Net income (loss) from continuing operations	(85.6)	(148.1)	(91.1)	1.0	4.3
Net loss from continuing operations per common share basic and diluted	(0.2)	(0.4)	(0.2)	—	—

Net loss from discontinued operations	(354.6)	(633.8)	(629.9)	(106.4)	(86.1)

Net loss	(440.2)	(781.9)	(721.0)	(105.4)	(81.8)
Net loss per common share basic and diluted	(1.1)	(2.0)	(1.9)	(0.3)	(0.3)

Distributions/dividends declared	—	—	—	—	—
Distributions/dividends declared - U.S. dollars(1)	—	—	—	—	—
Distributions declared, per common share	—	—	—	—	—

Balance sheet data
Total assets	5,091.6	5,289.9	5,654.6	6,284.4	5,388.7
Net assets	1,534.8	1,939.2	2,691.9	3,453.7	3,016.9
Shareholder’s capital	3,860.8	3,860.8	3,860.8	3,860.8	3,355.4
Temporary equity	—	—	—	—	—

Share data
Weighted average common shares outstanding basic and diluted	386,078,649	386,078,649	386,078,649	377,908,587	303,005,645

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

The exchange rate information presented below is based on the Bank of Canada noon rates. Such rates are set forth as U.S. dollars per $1.00.

The daily closing exchange rate between the Canadian dollar and the U.S. dollar on April 28, 2015 was US$0.8313.

The high and low exchange rates between the Canadian dollar and the U.S. dollar for each month during the previous six months are as follows:

Period	High	Low
March 2015	0.8039	0.7811
February 2015	0.8063	0.7915
January 2015	0.8527	0.7863
December 2014	0.8815	0.8589
November 2014	0.8900	0.8751
October 2014	0.8980	0.8858

The average exchange rates between the Canadian dollar and the U.S. dollar for the five most recent financial years calculated by using the average of the exchange rate on the last day of each month during the period are as follows:

Year	Average
2014	0.9025
2013	0.9666
2012	1.0004
2011	1.0110
2010	0.9709

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

Harvest’s Upstream and BlackGold operations are conducted in the same business environment as most other operators in the respective businesses. The risk factors set forth below have been separated into those applicable to each of the segments and those applicable to Harvest’s structure as at the reporting date.

RISKS ASSOCIATED WITH COMMODITY PRICES

Prices received for Upstream production fluctuate significantly. Volatile differentials compound the commodity price risk.

Harvest’s Upstream operations are highly sensitive to crude oil prices given its oil-weighted portfolio of assets. Similar to other western Canadian oil producers, Harvest has been negatively impacted by recent price declines in the level of crude oil prices and by the continued discounted price of WTI to other international benchmarks, such as Brent. Absolute levels of global crude oil prices have been negatively impacted by declining global demand and growth expectations, a decrease in the geopolitical risk premium, the end of US quantitative easing and a strengthening US dollar. Record high US domestic crude oil production, primarily from the northern Bakken fields and from shale oil plays have exceeded demand from refineries and has put pressure on storage levels throughout the US, resulting in constrained WTI prices. The recent discounted WTI price in relation to Brent has also reflected a bottleneck of light crude oil at the Gulf Coast with limited ability of the Gulf Coast refineries to process increased amounts of light crude oil and because of export restrictions on U.S. crude oil to international markets other than Canada. Light sweet crude oil supply to the U.S. Gulf Coast may still exceed take-away capacity in the near future. As a result, larger price discounts for U.S. crude oil production versus alternate world crudes, such as greater WTI discounts to Brent, may be needed to encourage Gulf Coast refiners to reduce imported crudes and process increased domestic supplies. In addition to the WTI – Brent discount, Harvest continues to experience wide and volatile differentials between the selling price it receives for its light oil and heavy oil production and WTI. Heavy oil generally receives lower market prices than light crude due to quality differences. The light oil and heavy oil price differential continues to be volatile, primarily due to supply and demand imbalances caused by growing U.S. light crude oil production, bottlenecks at the Gulf Coast refineries and pipeline constraints between Canada and the U.S. There is continuous pressure on the price spread between light and heavy crudes to discourage displacing heavier crudes with increasing volumes of light crude. The magnitudes of the future differentials are uncertain. As approximately 60% of Upstream’s crude oil production is in heavy oil, continued widening of these differentials could have a significant negative impact on Harvest.

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

Any prolonged period of low commodity prices, especially oil prices, could result in deterioration of Harvest’s liquidity and profitability, which may lead to a decision by Harvest to suspend production and/or to curtail development projects. Suspension of production could result in a corresponding substantial decrease in revenues and earnings, which in turn could materially impact Harvest’s liquidity. Harvest could also be exposed to significant additional expenses as a result of failure to meet certain commitments relating to development and production activities. Furthermore, low commodity prices could also lead to reserve write-downs and impairment of oil and gas assets.

Power expenses form a significant portion of Harvest’s operating costs. Harvest is subject to risks associated with changes in electricity prices.

As a result of the deregulation of the electrical power system in Alberta, electrical power prices have been set by the market based on supply and demand and electrical power prices in Alberta have been volatile. To mitigate Harvest’s exposure to the volatility in electrical power prices, it may enter into fixed priced forward purchase contracts for a portion of the Harvest’s electrical power consumption in Alberta. In respect of the operations in British Columbia and Saskatchewan, the power systems are regulated and as such, electrical power costs are not subject to significant volatility. However, there can be no certainty that these power systems will not deregulate in the future.

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

Harvest’s corporate EH&S manual has a number of specific policies to minimize the occurrence of incidents, including emergency response should an incident occur. If areas of higher risk are identified, Harvest will undertake to analyze and recommend changes to reduce the risk including replacement of specific infrastructure. Harvest employs prudent risk management practices and maintains liability insurance in amounts consistent with industry standards. In addition, business interruption insurance has been purchased for selected facilities. Harvest may become liable for damages arising from such events against which it cannot insure, which it may elect not to insure or that may result in damages in excess of existing insurance coverage. Costs incurred to repair such damage or pay such liabilities would reduce Harvest’s cash flow. The occurrence of a significant event against which Harvest is not fully insured could have a material adverse effect on Harvest’s financial position, operating results and cash flows.

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

The Upstream’s exploration and development activities may not yield the intended production or the associated costs to meet production targets may exceed the cash flows from such production. Either case could result in adverse impact to Harvest’s future financial condition, cash flows and operating results. There are risks and uncertainties around the ability to commercially produce oil or gas reserves, to meet target production levels, and to complete the activities on schedule and on budget. Seismic data and other exploration technologies Harvest uses do not provide conclusive proof prior to drilling a well that crude oil or natural gas is present or may be produced economically. Even if production is present, Harvest may not be able to achieve or sustain production targets should reservoir production decline sooner than expected. The costs of drilling, completing and tying-in wells are often uncertain, and drilling activities may be extended, delayed or cancelled due to many factors, including but not limited to:

•	inability to access drilling locations;
•	failure to secure materials, equipment and qualified personnel to perform the activities;
•	increased costs of oilfield services;
•	delay caused by extreme weather conditions;
•	changes in economic conditions, such as commodity prices;
•	encountering unexpected formations or pressures;
•	blowouts, wellbore collapse, equipment failures and other accidents;
•	craterings and sour gas releases;
•	accidents and equipment failures;
•	uncontrollable flows of oil, natural gas or well fluids; and
•	environmental risks.

The markets for crude oil, natural gas, NGLs and related products depend upon available capacity to refine crude oil and process natural gas, pipeline capacity to transport the products to customers, and other factors beyond Harvest’s control.

Harvest’s ability to market its production depends upon numerous factors beyond its control, including:

•	the availability of capacity to refine crude oil;
•	the availability of natural gas processing capacity, including liquids fractionation;
•	the availability of pipeline capacity;
•	the availability of diluents to blend with heavy oil to enable pipeline transportation;
•	the effects of inclement weather; and
•	changes in regulations.

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

Because of uncertainties regarding these factors, Harvest may be unable to market all of the crude oil, natural gas and related products it is capable of producing or to obtain favorable prices for its production.

Absent capital reinvestment or acquisition and development, production levels and cash flows from crude oil and natural gas properties will decline over time.

Harvest’s cash from operating activities, absent commodity price increases or cost effective acquisition and development activities of properties, will decline over time in a manner consistent with declining production from typical crude oil and natural gas reserves. Accordingly, absent additional capital investment from other sources, production levels and reserves attributable to Harvest’s properties will decline. Harvest’s future reserves and production, and therefore Harvest’s cash flows, will be highly dependent on the Corporation’s access to acquisition, exploration and development capital and success in exploiting its resource base and acquiring additional reserves. Without reserves additions through acquisition or exploration and development activities, Harvest’s reserves and production will decline over time as reserves are produced. There can be no assurance that Harvest will be successful in exploring for, developing or acquiring additional reserves on terms that meet its investment objectives. Also, Harvest may not have sufficient capital resources to invest in acquisition and development activities.

If the Operators of Harvest’s joint venture properties fail to perform their duties properly, production may be reduced and proceeds from the sale of production may be negatively impacted.

Continuing production from a property and, to a certain extent, the marketing of production are largely dependent upon the capabilities of the Operator of the property. To the extent the Operator fails to perform its duties properly, production may be reduced and proceeds from the sale of production from properties operated by third parties may be negatively impacted. Although Harvest maintains operative control over the majority of its properties, there is no guarantee that it will remain the Operator of such properties or that it will operate other properties that it may acquire.

The level of activity in the Canadian oil and natural gas industry is influenced by seasonal weather patterns.

Wet weather and spring thaw may make the ground unstable. Consequently, municipalities and provincial transportation departments enforce road bans that restrict the movement of rigs and other heavy equipment, thereby reducing activity levels. In addition, certain oil and natural gas producing areas are located in areas that are inaccessible other than during the winter months because the ground surrounding the sites in these areas consists of swampy terrain. Seasonal factors and unexpected weather patterns may lead to declines in exploration and production activity or the demand for crude oil and natural gas.

Expiration of licences and leases

Certain of the Harvest's properties are held in the form of licences and leases and Working Interests in licences and leases. If Harvest or the holder of the licence or lease fails to meet the specific requirements of a licence or lease, the licence or lease may terminate or expire. There can be no assurance that any of the obligations required to maintain each licence or lease will be met. The termination or expiration of Harvest 's licences or leases or the Working Interests relating to a licence or lease may have a material adverse effect on Harvest 's results of operations and business.

Defects in title may defeat Harvest’s claims to certain properties.

Although title reviews will generally be conducted on Harvest’s properties in accordance with industry standards, such reviews do not guarantee or certify that a defect in title may not arise to defeat Harvest’s claim to certain properties. If Harvest claims to certain properties are defeated, Harvest’s entitlement to the production and reserves associated with such properties could be jeopardized, which could have an adverse effect on Harvest’s financial condition and results of operations.

Aboriginal claims could have an adverse effect on Harvest’s operations.

Aboriginal peoples have claimed aboriginal title and rights in portions of western Canada. Harvest is not aware that any claims have been made in respect of its properties and assets. However, if a claim arose and was successful, such claim may have a material adverse effect on Harvest's business, financial condition, results of operations and prospects.

RISKS ASSOCIATED WITH RESERVES ESTIMATES

The reservoir and recovery information in reserves reports are estimates and actual production and recovery rates may vary from the estimates and the variations may be significant.

The reserves and recovery information contained in the Reserves Report prepared by the Independent Reserves Evaluator are complex estimates and the actual production and ultimate reserves recovered from Harvest’s properties may differ. There are numerous uncertainties inherent in estimating quantities of crude oil and natural gas reserves, including many factors beyond Harvest’s control. The reserves data, as disclosed in “Reserves and Other Oil and Gas Information” section of Item 4B, represents estimates only. In general, crude oil and natural gas reserves and the future net cash flows are based upon a number of variable factors and assumptions, such as commodity prices, future operating and capital costs, historical production from the properties, initial production rates, production decline rates, infrastructure availability and the assumed effects of regulation by governmental agencies (including regulations related to royalty payments), all of which may vary considerably from actual results. All such estimates are to some degree uncertain, and classifications of reserves are only attempts to define the degree of uncertainty involved. For these reasons, estimates of the economically recoverable crude oil and natural gas reserves attributable to any particular group of properties, classification of such reserves based on risk of recovery and estimates of future net revenues expected therefrom, prepared by different evaluators or by the same evaluators at different times, may vary substantially. Harvest’s actual production, revenues, royalties, taxes, operating expenditures, abandonment costs and development costs with respect to Harvest’s reserves may vary from such estimates, and such variances could be material. Harvest’s proved reserves and probable reserves include undeveloped reserves that require additional capital to bring them on stream. See Item 5B in this annual report. Reserves may be recognized when plans are in place to make the required investments to convert these undeveloped reserves to producing. Circumstances such as a prolonged decline in commodity prices or poorer than expected results from offsetting (Harvest’s or Industry’s) drilling activities could cause a change in the development plans, which could lead to a material change in the reserve estimates.

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

The Reserve Value of Harvest’s Properties as estimated by the Independent Reserves Evaluator is based in part on cash flows to be generated in future years as a result of future capital expenditures. The reserves value of the Properties as estimated by the Independent Reserves Evaluator may not be realized to the extent that such capital expenditures on the Properties do not achieve the level of success assumed in such engineering reports.

Prices paid for acquisitions are based in part on reserves report estimates and the assumptions made in preparing the reserves report are subject to change as well as geological and engineering uncertainty.

The prices paid for acquisitions are based, in part, on engineering and economic assessments made by Independent Reserves Evaluator in related reserves reports. These assessments include a number of material assumptions regarding such factors as recoverability and marketability of crude oil, natural gas and natural gas liquids, future commodity prices, operating costs, future capital expenditures and royalties and other government levies which will be imposed over the producing life of the reserves. Many of these factors are subject to change and are beyond Harvest’s control. In particular, the prices of and markets for crude oil and natural gas may change from those anticipated at the time of making such acquisitions. In addition, as discussed above, all engineering assessments involve a measure of geological and engineering uncertainty which could result in lower production and reserves than those currently attributed to Harvest’s properties.

RISKS ASSOCIATED WITH INVESTMENT IN JOINT ARRANGEMENTS

Harvest’s investment in joint arrangements is also subject to the same risks that are described above for commodity prices, Upstream operations and reserve estimates.

In the event that DBP redeems the partnership units of KERR, Harvest may be liable for this obligation if DBP does not have sufficient funds for the redemption.

In addition, as KERR has the ability to cause DBP to redeem all its preferred partnership units for consideration equal to its initial contribution plus a minimum after-tax internal rate of return of two percent, there is a risk that Harvest would have to meet this obligation if DBP does not have sufficient funds to complete the redemption obligation. This obligation could also arise upon the termination of this arrangement. See note 11, “Investment in Joint Ventures” in the audited Consolidated Financial Statements for the year ended December 31, 2014, under Item 18.

RISKS ASSOCIATED WITH BLACKGOLD OIL SANDS PROJECT

Harvest is subject to certain risks associated with the project execution and the commissioning of the SAGD operations.

Each stage of the BlackGold project is subject to execution risks that are inherent in similar projects, such as failure to properly design and engineer the project and inability to meet performance targets upon commissioning and project start-up.

The development of the BlackGold assets requires substantial capital investment. While Harvest makes every effort to properly and accurately forecast capital and operating expenditures, the possibility remains that capital cost overruns or schedule delays will occur as a result of fluctuating market conditions and unexpected challenges, including but not limited to:

•	the availability, scheduling and costs of materials and qualified personnel;
•	the complexities around the integration and management of contractors, subcontractors, staff and supplies;
•	design and construction errors;
•	the impact from changing government regulations and public scrutiny over oil sands development; and
•	severe weather conditions.

BlackGold is subject to government regulation. The initial phase of the project, targeting production of 10,000 bbl/d, has been approved by provincial regulators. The expansion phase of the BlackGold project which increases target production to 30,000 bbl/d was approved by provincial regulators in 2013.

Harvest’s estimates of performance and recoverable volumes from this project are based primarily on sample reservoir data, the results of core drilling and industry performance from other SAGD operations in similar reservoirs. Actual performance and operating results may be different as there can be no certainty that the existing and future SAGD wells will achieve or maintain the planned production rates or steam-to-oil ratio. The inability to achieve anticipated results could be due to one or all of design, facility or reservoir performance, or the presence of problematic geological features. As such, additional drilling, construction of new facilities, modification of existing facilities and additional operating expenses may be required to maintain optimal production levels. Harvest may encounter operational issues unanticipated thus far as BlackGold is Harvest’s first SAGD project. Operating costs may vary considerably from expectation as they are impacted by various factors, including but not limited to, the amount and cost of labour to operate the project, the cost of diluent, catalyst and chemicals, the cost of natural gas and electricity, reliability of the facilities, repair and maintenance costs, etc. Transportation costs may be higher than planned as Harvest will depend, to a large degree, on third party facilities and infrastructure to move its bitumen. There is no assurance that Harvest will have the most cost-effective market access. Failure to meet performance targets may adversely impact Harvest’s financial conditions, operating results, cash flows and ultimate recoverability of the project.

RISKS ASSOCIATED WITH ACQUISITIONS AND DISPOSITIONS

Harvest may not be able to realize the anticipated benefits of acquisitions and dispositions

Harvest makes acquisitions and dispositions of businesses and assets in the ordinary course of business. Achieving the benefits of acquisitions depends in part on successfully consolidating functions and integrating operations and procedures in a timely and efficient manner as well as Harvest’s ability to realize the anticipated growth opportunities and synergies from combining the acquired businesses and operations with those of Harvest. The integration of acquired businesses may require substantial management effort, time and resources and may divert management's focus from other strategic opportunities and operational matters. Management continually assesses the value and contribution of services provided and assets required to provide such services. In this regard, non-core assets are periodically disposed of, so that Harvest can focus its efforts and resources more efficiently. Depending on the state of the market for such non-core assets, certain non-core assets, if disposed of, could be expected to realize less than their carrying value on the financial statements.

RISKS ASSOCIATED WITH HARVEST’S CAPITAL RESOURCES

Harvest must meet certain ongoing financial and operating covenants; failure to do so may result in debt repayment and consequently may have an adverse effect on Harvest’s cash flows.

Under the Credit Facility, Harvest and certain subsidiaries of Harvest Operations (designated as restricted subsidiaries) have provided the lenders security over all of the assets of Harvest Operations and of the restricted subsidiaries. If an event of default (as defined under the Credit Facility) has occurred, the lenders may demand repayment and exercise rights under the security, including sale of the secured assets. Certain payments by Harvest or the restricted subsidiaries are prohibited upon an event of default. Harvest must meet certain ongoing financial and other covenants under each of the Credit Facility and the Note Indenture (respecting the 6⅞% Senior Notes). The covenants include customary provisions and restrictions related to Harvest Operations and the restricted subsidiaries' operations and activities, and are described further for each of the Credit Facility and the Note Indenture in Item 10C, “Material Contracts” of this annual report. Harvest reviews the covenants regularly based on historical financial results. If Harvest does not comply with the covenants, repayments could be required. Though Harvest continually monitors compliance with all of its covenants, there is no assurance that Harvest will be able to comply with the financial and other covenants of its Credit Facility and Note Indenture or meet repayment requirements to or refinance such obligations if a default occurs. This could result in an adverse effect on Harvest’s financial condition and liquidity.

On April 22, 2015, Harvest amended its Credit Facility and replaced it with a $940 million syndicated revolving credit facility maturing April 30, 2017. The financial covenants under the Credit Facility were deleted and replaced with a new covenant: Total Debt to Capitalization ratio of 70% or less. Please see Item 4 “Recent Developments” and Item 10C “Material Contracts” in this annual report for details.

Harvest current debt level and financial commitments may negatively impact the business.

Harvest’s current debt levels and financial commitments may limit its financial and operating flexibility, which could have significant and adverse consequences to the business, including:

•	an increased sensitivity to adverse economic and industry conditions;
•	a limited ability to fund future working capital and capital expenditures, engage in future acquisitions or development activities, or to otherwise fully realize the value of assets or opportunities, because a substantial portion of the cash flows are required to service debt and other obligations;
•	a limited ability to plan for, or react to, industry trends; and
•	an uncompetitive position relative to Harvest’s competitors whose debt and financial commitment levels are lower.

Harvest’s ability to raise capital resources is subject to various risks. Failure to access future financing may result in severe liquidity issues.

Harvest’s ability to raise capital resources is subject to certain risks, including disruptions in international credit markets, collapses of sovereign financial systems, global economy downturns, overall oil and gas industry conditions, credit rating downgrades, and intense competition from other debt/equity issuers. To the extent that new sources of financing becomes limited, unavailable or available on unfavorable terms, Harvest’s ability to make capital investments, maintain existing assets, meet financing commitments, repay debt may be constrained, and, as a result Harvest’s business, operating results and financial conditions may be materially impacted.

Harvest is exposed to exchange rate risks from its U.S dollar denominated debts and to interest rate risks from its floating-rate debts.

Harvest’s borrowings under the 6⅞% Senior Notes, 2⅛% Senior Notes, Related Party Loan with Ankor, 2015 KNOC loan and any LIBOR based loans and the related interest charges are denominated in U.S. dollars. As such, material adverse changes to the exchange rates between Canadian dollar and the U.S. dollar could negatively impact Harvest’s financial conditions, cash flows and operating results.

Harvest is also exposed to interest rate risks on its Credit Facility borrowings as interest rates are determined in relation to floating market rates. Furthermore, Harvest is exposed to interest rate risk when maturing debt is refinanced, or when new debt capital is raised. Significant increase to interest rates could result in reduced future profitability and liquidity. Increased interest rates could also cause capital projects to become uneconomical and might lead to suspension of such projects. Ultimate recoverability of capital assets may be impaired from higher interest rates.

Harvest engages in various risk management activities using derivative instruments, which inherently are subject to risks and uncertainties.

Harvest monitors its exposure to commodity prices, interest rates and foreign exchange rates and, where deemed appropriate, utilizes derivative financial instruments and physical delivery contracts to help mitigate such risks. The utilization of derivative financial instruments may introduce significant volatility into Harvest’s reported net earnings, comprehensive income and cash flows. The terms of our various hedging agreements may limit the benefit to Harvest of commodity price increases or changes in interest rates and foreign exchange rates. Harvest may also suffer financial loss because of hedging arrangements if:

•	Harvest is unable to produce crude oil or natural gas products to fulfill delivery obligations;
•	Harvest is required to pay royalties based on market or reference prices that are higher than hedged prices; or
•	counterparties to the hedging agreements are unable to fulfill their obligations under the hedging agreements.

RISKS ASSOCIATED WITH GENERAL BUSINESS

Harvest may be adversely affected by changes in laws and regulations relating to the crude oil and natural gas industry.

Harvest’s operations could be impacted by changes in federal, provincial and municipal laws and regulations relating to the crude oil and natural gas, including but not limiting to, royalty regimes, income and capital tax laws, land tenure, government incentive programs, production rates controls, safety programs and environmental acts. Changes in laws, regulations and policies could lead to direct reduction in revenue and cash flows, and/or additional compliance costs. Significant adverse changes could also result in suspension of Harvest’s exploration, development and production of its oil and gas reserves. Government laws and regulations could be complex and subject to misinterpretation. Non-compliance may lead to significant penalties and fines, loss of licenses and permits or legal claims, all could have material effect to Harvest’s financial condition, results of operations and cash flows.

Harvest’s operations are subject to environmental regulation pursuant to local, provincial and federal legislation and require us to obtain and maintain regulatory approvals. A breach of such legislation may subject Harvest to liability and result in the imposition of fines as well as higher operating standards that may increase costs.

Harvest’s operations and related properties are subject to extensive federal, provincial, and local environmental and health and safety regulations governing, among other things, the production, processing, storage, handling, use and transportation of petroleum and hazardous substances, the emission and discharge of materials into the environment and waste management. If Harvest fails to comply with these regulations, it may be subject to administrative, civil and criminal proceedings by governmental authorities as well as civil proceedings by environmental groups and other entities and individuals. A failure to comply, and any related proceedings, including lawsuits, could result in significant costs and liabilities, penalties, judgments against us or governmental or court orders that could alter, limit or stop the operations.

Consistent with the experience of other Canadian oil and gas, environmental laws and regulations have raised operating costs and at times required significant capital investments in our assets. Harvest believes that its operations are materially compliant with existing laws and regulatory requirements. However, material expenditures could be required in the future to comply with evolving environmental, health and safety laws, regulations or requirements that may be adopted or imposed in the future. Harvest operates under permits issued by the federal and provincial governments and these permits may be renewed periodically. The federal and provincial governments may make operating requirements more stringent which may require additional spending. To the extent that the costs associated with meeting any of these requirements are substantial and not adequately provided for, there could be a material adverse effect on Harvest’s business and results of operations as well as its financial condition and cash from operating activities.

Harvest’s abandonment and reclamation obligations may increase due to changes in environmental laws and regulations.

Harvest is responsible for compliance with terms and conditions of environmental and regulatory approvals and all laws and regulations regarding the abandonment and reclamation of its surface leases, wells, facilities and pipelines at the end of their economic life as well as those for any future expansions. A breach of such legislation and/or regulations may result in the imposition of fines and penalties, including an order for cessation of operations at the site until satisfactory remedies are made. It is not possible to accurately predict the timing and the amount of the abandonment and reclamation costs due to uncertainties around numerous factors, such as regulatory requirements at the time, future labor and material costs, the extent of contamination at the site, future technology and the value of the salvaged equipment. Any adverse changes to any of these factors could result in additional costs to Harvest, which could impact Harvest’s cash flows and financial conditions. In addition, in the future Harvest may determine it prudent or may be required by applicable laws, regulations or regulatory approvals to establish and fund one or more reclamation funds to provide for payment of future abandonment and reclamation costs.

Harvest may be subject to litigation and claims under such litigation may be material.

In the normal course of operations, Harvest may become involved in, named as a party to, or be the subject of, various legal proceedings, including regulatory proceedings, tax proceedings and legal actions, related to personal injuries, property damage, property tax, land rights, the environment and contract disputes. The outcome of outstanding, pending or future proceedings cannot be predicted with certainty and it is possible that there could be material adverse developments in pending or future proceedings and as a result, could have a material adverse effect on Harvest’s assets, liabilities, business, financial condition and results of operations.

Harvest is subject to income tax assessments and re-assessment, which may result in unfavorable tax consequences.

From time to time, Harvest Operations may take steps to organize its affairs in a manner that minimizes taxes and other expenses payable with respect to the operation of Harvest and its Operating Subsidiaries. Harvest’s prior years’ income tax and royalty filings are subject to reassessment by government entities. The reassessment of previous filings may result in additional income tax expenses, royalties, interest and penalties which may adversely affect the Corporations cash flows, results from operation and financial position.

Harvest faces strong competition in various aspects of its operations, which may create constraints and negative impact to Harvest’s operations.

There is strong competition relating to all aspects of the oil and gas industry. Harvest actively competes for capital, skilled personnel, new sources of crude oil and natural gas reserves, access to drilling rigs, service rigs and other equipment, access to processing facilities and pipeline capacity and new customers or marketing channels with a substantial number of other crude oil and natural gas organizations, many of which may have greater technical and financial resources than Harvest. In areas where access and operations can only be conducted during limited times of the year due to weather or government regulations, the competition for resources is more intense. Constraints resulted from such competition may lead to increased cost outlay and suspension of operational and development activities, which could negatively impact Harvest’s financial conditions, operating results and cash flows.

Harvest’s operations and performances are heavily reliant on key personnel.

Holders of securities of Harvest will be dependent on the management of Harvest in respect of the administration and management of all matters relating to Harvest and the Operating Subsidiaries and the properties. Investors who are not willing to rely on the management of Harvest should not invest in the securities of the Corporation. In addition, the loss of key management could have an adverse effect on Harvest. The competition for qualified personnel in Alberta is intense, and there can be no assurance that Harvest will be able to continue to retain or attract the necessary personnel for the continuance of development and operation of its business.

Harvest is subject to credit risks in its normal course of business.

Harvest enters into contractual relationships with various counterparties, the majority of which are from or related to the oil and gas industry. If such counterparties do not fulfil their contractual obligations or settle their liabilities, Harvest may suffer losses, may have to proceed on a sole risk basis, may have to forgo opportunities or may have to relinquish leases. While the Corporation maintains a risk management system that limits exposures to any one counterparty, losses due to the failure by counterparties to fulfil their contractual obligations may adversely affect Harvest’s financial condition and liquidity.

Harvest may disclose confidential information relating to its business, operations or affairs while discussing potential business relationships or other transactions with third parties.

Although confidentiality agreements are signed by third parties prior to the disclosure of any confidential information, a breach could put us at competitive risk and may cause significant damage to the business. The harm to the business from a breach of confidentiality cannot presently be quantified, but may be material and may not be compensable in damages. There is no assurance that, in the event of a breach of confidentiality, Harvest will be able to obtain equitable remedies, such as injunctive relief, from a court of competent jurisdiction in a timely manner, if at all, in order to prevent or mitigate any damage to its business that such a breach of confidentiality may cause.

Harvest currently operates only in western Canada and expansion into new activities may increase Harvest’s risk exposure.

The operations and expertise of Harvest’s management are currently focused primarily on oil and gas production, exploration and development in the western Canada sedimentary basin. In the future, Harvest may acquire or move into new industry related activities or new geographical areas or may acquire different energy related assets, and as a result may face unexpected risks or alternatively, significantly increase Harvest’s exposure to one or more existing risk factors, which may in turn result in Harvest’s future operational and financial conditions being adversely affected.

ITEM 4.	INFORMATION ON THE COMPANY

A.	History and Development of the Company

Harvest Operations Corp. was incorporated under the ABCA on May 14, 2002. All of the issued and outstanding common shares of Harvest Operations are owned by KNOC. Established in 1979, KNOC is a leading international oil and gas exploration and production company wholly owned by the Government of Korea. KNOC’s founding principle is to secure oil supplies for the nation of Korea by exploring for and developing oilfields and holding petroleum reserves. As at December 31, 2014, Harvest’s net proved reserves (excluding its equity investment in the DBP) represented approximately 36% of KNOC’s consolidated oil and gas reserves. Additionally, Harvest’s oil and gas production (excluding its equity interest in the DBP) represented approximately 21% of KNOC’s consolidated 2014 oil and gas production.

Harvest Operations manages the affairs of the Operating Subsidiaries, and is responsible for providing all of the technical, engineering, geological, land management, financial, administrative and commodity marketing services relating to Harvest's Upstream and BlackGold operations.

The head and principal office of Harvest is located at 1500, 700 – 2nd Street SW, Calgary, Alberta, Canada T2P 2W1 while the registered office of Harvest Operations is located at Suite 4500, Bankers Hall East 855 – 2nd Street S.W., Calgary, Alberta T2P 4K7.

RECENT DEVELOPMENTS

On February 28, 2014, Harvest borrowed $80 million under the $200 million subordinated loan facility with KNOC. On June 18, 2014 Harvest borrowed another $40 million on this facility.

On April 15, 2014 Harvest amended its Credit Facility to accommodate the progression of non-wholly owned partnership and joint venture arrangements. In addition, the amendment removed Harvest’s option to cause the BlackGold assets to be removed from the security package of the Credit Facility for purposes of total capitalization, and specified an incremental amount of $229.5 million to be added to total capitalization for purposes of the total debt to total capitalization covenant, representing partial relief of the Downstream impairment charge incurred in 2013. For further information, please see Item 10C “Material Contracts”.

On April 23, 2014, Harvest entered into the DBP and HKMS joint ventures with KERR. DBP was established for the purposes of exploring, developing and producing from oil and gas properties in the Deep Basin area in northwest Alberta. HKMS was formed for the purposes of constructing and operating a gas processing facility, which will be primarily used to process the gas produced from the properties owned by the DBP. At December 31, 2014 Harvest’s ownership interest in DBP was 77.81% and 53.76% in HKMS.

On November 13, 2014, North Atlantic was sold for proceeds of approximately $70.5 million subject to post-closing adjustments. Harvest recorded a loss of $56.6 million on the disposal of the Downstream segment, which has been included in the net loss from discontinued operations in the consolidated statement of comprehensive loss. The purchase and sale agreement to sell the Downstream segment triggered an impairment assessment during the third quarter of 2014. As a result of this assessment, Downstream recorded an impairment loss of $179.3 million against its property, plant and equipment. In addition, as it was no longer probable for Downstream to utilize deferred tax assets of $92.1 million, it was written down to $nil as at December 31, 2014. Harvest also completed a strategic tax planning transaction, which resulted in an increase of deferred tax assets in the amount of $247.6 million in the Upstream segment. For discussion of 2014 Downstream results, please see Item 5 “Operating and Financial Review and Prospects”.

During 2014, Harvest’s Upstream segment closed the disposition of certain non-core oil and gas assets in Alberta and Saskatchewan for total proceeds of approximately $243.0 million. The transactions resulted in a gain of $47.5 million, which has been recognized in the consolidated statements of comprehensive loss.

During 2014, Harvest recorded an impairment charge of $267.6 million against its Upstream’s property, plant and equipment (“PP&E”) relating to certain oil properties in Northern Alberta ($131.8 million) and East Saskatchewan ($100.8 million) and gas properties in Southern Alberta ($35.0 million) primarily due to the decrease in forecast commodity prices and reserves write-downs at year-end.

On February 27, 2015, Harvest closed the acquisition of Hunt Oil Company of Canada, Inc. (“Hunt”) by acquiring all of the issued and outstanding common shares of Hunt for cash consideration of approximately $36.5 million, subject to final purchase price adjustments. Hunt is a private oil and gas company with operations immediately offsetting Harvest’s lands and gas and liquids rich production in the Deep Basin area of Alberta.

In early 2015, construction of the BlackGold CPF plant site, well pads, and connecting pipelines was substantially completed. As a result, Harvest discharged its contractor and Harvest will perform minor pre-commissioning activities at a measured pace throughout 2015. First steam will occur once the heavy oil price environment becomes favourable.

In March 2015, the gas processing facility constructed by Harvest’s equity investment, HKMS, was completed, allowing for the processing of the DBP’s production.

On April 2, 2015, Harvest entered into an US$171 million loan agreement with KNOC repayable within one year from the date of the first drawing.

On April 14, 2015, Harvest entered into a purchase and sale agreement to sell certain non-core oil and gas assets in Eastern Alberta for approximately $28.3 million in cash proceeds, net of any customary closing adjustments. The sale is expected to close during the second quarter of 2015.

On April 22, 2015, Harvest amended the terms of its Credit Facility and replaced it with a $940 million syndicated revolving credit facility maturing April 30, 2017. The Amended Credit Facility is guaranteed by KNOC. Under the Amended Credit Facility, applicable interest and fees will be based on a margin pricing grid based on the Moody’s and S&P credit ratings of KNOC. The financial covenants under the Credit Facility were deleted and replaced with a new covenant: Total Debt to Capitalization ratio of 70% or less.

CAPITAL EXPENDITURES

The following table provides a summary of Harvest’s capital expenditures per the cash flow statement for the last three years ended December 31:

($ millions)	2014	2013	2012
Upstream capital expenditures	408.6	322.3	447.6
BlackGold capital expenditures	281.9	382.6	159.4
Downstream capital expenditures	27.8	53.2	54.2
Total capital expenditures	718.2	758.1	661.2
Acquisitions
Business	—	—	—
Property	6.4	13.7	1.3
Divestitures
Property	(243.8)	(174.2)	(88.5)
Business Segment	(37.9)	—	—
Net acquisition and divestiture activities	(275.3)	(160.5)	(87.2)
Investment in joint ventures	26.7	—	—
Net capital investment	469.6	597.6	574.0

For details to the capital expenditures for Upstream, BlackGold and Downstream, please refer to Item 5 “Operating and Financial Review and Prospects” of this annual report.

During 2014, Harvest’s Upstream segment closed the disposition of certain non-core oil and gas assets in Alberta and Saskatchewan for total proceeds of approximately $243.0 million. Prior to the disposal of Downstream, the Downstream segment received proceeds of approximately $0.8 million from minor dispositions.

In addition, on April 23, 2014, Harvest entered into the DBP and HKMS joint ventures with KERR. Harvest contributed certain producing and non-producing properties to DBP and contributed cash of $26.7 million to HKMS in 2014.

On November 13, 2014, Harvest closed the sale of its Downstream subsidiary for proceeds of approximately $70.5 million subject to post-closing adjustments. Total net cash inflow for Harvest was $37.9 million after taking into consideration the ending cash balance in Downstream of $32.6 million.

During 2013, Harvest’s Upstream business disposed of certain non-core producing properties in west central Saskatchewan and Alberta for total proceeds of approximately $173.9 million. In addition, Harvest’s Downstream segment received proceeds of approximately $0.3 million from minor dispositions.

During 2012, Harvest disposed of certain non-core producing properties in Alberta and Saskatchewan for proceeds of $88.5 million.

Harvest signed an EPC contract in 2010 for phase 1 of BlackGold. Under the EPC contract, a maximum of approximately $101 million of the EPC costs will be paid in equal installments, without interest, over 10 years commencing in 2015. As at December 31, 2014, Harvest has incurred costs of $659.5 million on the EPC contract. After the accounting impact of the deferred payment, Harvest has recorded $642.2 million of costs for the EPC contract and has recorded $1,014.4 million of costs on the entire project since acquiring the BlackGold assets in 2010. For further information on the BlackGold project, refer to Item 4B “Business Overview” and Item 4D “Property, Plant and Equipment” of this annual report.

Please refer to Item 4D “Property, Plant and Equipment” for details regarding the Corporation’s 2015 capital expenditure plan and Harvest’s material properties.

B.	Business Overview

Harvest is a significant operator in Canada’s energy industry with two operating segments: Upstream and BlackGold. In addition, Harvest entered into two joint ventures with KERR: Deep Basin Partnership and HKMS Partnership. The DBP was formed to explore, develop and produce from the Deep Basin area and HKMS was formed to construct and operate a gas processing facility, used primarily to process gas produced by DBP.

UPSTREAM

In the Upstream operations, Harvest employs a disciplined approach to acquiring, developing and operating large resource-in-place producing properties using best-in-class technologies. Harvest’s Upstream operations are principally located in the western Canadian sedimentary basin and material properties are described in Item 4D “Property, Plant and Equipment”. Harvest has a high degree of operational control as it is the operator on properties that generate the majority of Harvest’s production. Harvest believes that this “hands on” approach allows it to better manage capital expenditures and accumulate institutional expertise in its operating regions.

IMPACT OF VOLATILITY IN COMMODITY PRICES

Harvest's operational results, liquidity and financial condition will be dependent on the prices received for petroleum and natural gas production. Petroleum and natural gas prices have fluctuated widely during recent years and are determined by supply and demand factors, which are influenced by transportation constraints, weather, geopolitical and general economic conditions. Any decline in petroleum and natural gas prices could have an adverse effect on Harvest's financial condition. More detailed discussion on commodity price risks is included in Item 3D “Risk Factors”. Harvest mitigates such price risk through closely monitoring the various commodity markets and establishing commodity price risk management programs, as deemed necessary, to provide stability to its cash flows.

A summary of financial and physical contracts in respect of price risk management activities can be found in Note 15 of the consolidated financial statements for the year ended December 31, 2014 included in Item 18 of this annual report.

MARKETING CHANNELS

Crude Oil and NGLs

Harvest's crude oil and NGL production is marketed to a diverse portfolio of intermediaries and end users with the majority of the oil contracts existing on a 30-day continuously renewing basis and the NGL contracts are on one, three and five-year terms. These commodities typically receive the prevailing monthly market prices. Harvest has a small number of condensate purchase contracts required for blending heavy oil to meet pipeline specifications; these are a combination of one-year and monthly spot contracts both related to the prevailing monthly market price.

Natural Gas

Approximately 90% of Harvest's natural gas production is currently being sold at the prevailing daily spot market price in western Canada. A vast majority of the remaining 10% of production receives Chicago based prices via two transportation contracts under which gas is shipped to the United States.

The following is Harvest’s Upstream sales by product for each of the three years ended December 31:

($ millions)	2014	2013	2012
Light / medium oil sales after hedging(1)(2)	336.6	363.7	437.1
Heavy oil sales(1) (2)	437.9	455.6	509.4
Natural gas sales(1) (3)	161.6	147.6	115.7
Natural gas liquids sales(2)	94.9	112.1	114.5
Other(4)	15.0	22.7	16.8
Petroleum and natural gas sales	1,046.0	1,101.7	1,193.5
Royalties	(149.7)	(153.9)	(164.6)
Revenues	896.3	947.8	1,028.9

(1)	Inclusive of the effective portion of realized gains (losses) from natural gas and crude oil contracts designated as hedges.
(2)	All of Harvest’s crude oil and NGLs are sold in Canada.
(3)	In 2014, 10% of natural gas was delivered to a pipeline that ships to the United States (2013 – 10%; 2012 – 10%).
(4)	Inclusive of sulphur revenue and miscellaneous income.

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

COMPETITIVE CONDITIONS, SEASONALITY, AND TRENDS

Competitive conditions and trends are included in the description of Harvest’s risk factors in Item 3D of this annual report. The exploitation and development of petroleum and natural gas reserves is dependent on physical access to production areas. Seasonal weather conditions, including freeze-up and break-up, affect such access. The seasonal accessibility increases competition for equipment and human resources during those periods.

ENVIRONMENT, HEALTH AND SAFETY (“EH&S”) POLICIES AND PRACTICES

Harvest commits to conducting its operations in a manner that protects the health and safety of employees, contractors and the public, and minimizes environmental impact. Harvest’s EH&S policy is designed with a primary objective to comply with industry and jurisdictional regulatory requirements. There are various components in the EH&S policies, with the core environmental components focused on prevention, remediation and reclamation of environmental impact to land, water and air. See “Environmental Regulation” section of this annual report for discussion of specific regulatory requirement. The Health and Safety components are focused on proactive measures reducing risk and eliminating hazards to employees, contractors, subcontractors and the public. Harvest is committed to an injury free workplace.

Harvest takes an active role in the Canadian Association of Petroleum Producers (“CAPP”) Responsible Canadian Energy (“RCE”) program. The RCE is an industry-wide performance reporting program designed to track progress of the CAPP membership in environmental, health, safety, and social performance. In particular, it is a commitment by Harvest to continuously improve on parameters such as reducing injuries, decreasing air emissions, re-using and recycling of water, and minimizing our environmental footprint and impact on the land. Harvest, in comparison to other upstream producers is below industry average on Total Recordable Injury Frequency. Harvest is working towards improving performance on water usage and decreasing our spill frequency for 2015. These improvement efforts are not expected to materially impact Harvest’s operations or operating results.

The majority of Harvest environmental expenditures relate to site remediation and asset retirement from its land use. In 2014, Harvest spent $14.0 million on the management and retirement of environmental obligations which included retirement of wells and facilities, restoration of spill sites, remediation of sites with historical contamination, and the reclamation of abandoned well sites and access roads. In 2014, Harvest had 484 active reclamation sites at the end of the fourth quarter. Harvest received 10 reclamation certificates in 2014. In addition, Harvest completed 112 surface well abandonments which will add to the number of active reclamation sites in 2015. Efforts towards other aspects of environmental protection and controls, such as water usage, waste management, air monitoring and emission reporting are ongoing.

In 2014, Harvest continued to take steps to build on its existing EH&S management systems using the RCE framework for continuous improvement. This included initiating a process to formalize the environment and regulatory components of the EH&S management system through a third party review. Completion of this process is expected by the end of 2016 and will result in an overall improvement in environmental stewardship and performance. The costs associated with this initiative are not expected to be material.

As part of the Certificate of Recognition (“COR”) maintenance requirements, in 2014 the health and safety management system completed its third audit in the COR process. This audit was used as the recertification audit for Harvest, therefore, the COR review date is now October 2017. Third party auditors evaluated the system on a set of pre-determined criteria at multiple locations throughout all areas of operations, both corporate and field. The results of the audit were shared with Harvest’s Board of Directors and will be shared with all staff via quarterly newsletter or field safety meetings. Areas where opportunities for improvement were identified have been reviewed and an action plan has been developed based on risk exposure to the organization. This action plan will be submitted to Enform (COR Certifying Partner) for approval. The EH&S department and procurement group are continuing to develop and improve the Contractor Engagement & Management System, including revised master service agreements, selection, screening and auditing of contractors. The Corporate Emergency Response Plan also completed an annual review process which included revising critical information within the plans and ongoing training of key response personnel at Harvest. Mandated full scale exercises were conducted in various areas of operations and information gathered during and post exercise was used to improve the Harvest Operations Corp. Incident Command System.

Harvest met all regulatory compliance obligations in 2014 including the submission of the annual National Pollutant Release Inventory, the BC Greenhouse Gas Inventory, the annual Facility Approval summary reports, the inventory of all benzene emissions from Glycol Dehydrators, the annual Caribou Protection Plans and completion of all Indian and Oil and Gas required environmental audits. In addition, Harvest continued to be diligent with its Fugitive Emission Management Program with leak detection testing conducted at all required facilities. All repairable emission sources detected were repaired representing a reduction in GHG emissions and savings in fuel gas usage. Harvest incurred immaterial compliance costs associated with these various programs and regulations.

CONTROLS AND REGULATIONS

The oil and gas industry is subject to extensive controls and regulations governing its operations (including land tenure, exploration, development, production, emissions, transportation and marketing) imposed by legislation enacted by various levels of government and with respect to pricing and taxation of oil and gas by agreements among the governments of Canada, Alberta, British Columbia and Saskatchewan. It is not expected that any of these controls or regulations will affect Harvest's operations in a manner materially different than they would affect other oil and gas entities of similar size. All current legislation is a matter of public record and Harvest is unable to predict what additional legislation or amendments may be enacted. Outlined below are some of the principal aspects of legislation, regulations and agreements governing the oil and gas industry.

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

From time to time, the federal and provincial governments in Canada have established incentive programs which have included royalty rate reductions (including for specific wells), royalty holidays and tax credits for the purpose of encouraging oil and natural gas exploration or enhanced planning projects. However, the trend in recent years has been to eliminate these types of programs in favour of long-term programs which enhance predictability for producers. If applicable, oil and natural gas royalty holidays and reductions reduce the amount of Crown royalties paid by oil and gas producers to the provincial governments.

Alberta

The Government of Alberta (the “Government”) implemented the Alberta Royalty Framework (“ARF”) effective January 1, 2011. Royalty rates for conventional oil and natural gas under the ARF are determined based on a sliding scale incorporating separate variables to account for production volumes and market prices. The maximum royalty payable for conventional oil is 40% and for natural gas is 36%. Oil sands base royalty rates start at 1% of gross revenue and increase for every dollar when WTI is priced above $55 per barrel to a maximum of 9% when WTI prices reach Cdn$120 per barrel or higher. Once an oil sands project has recovered specified allowed costs, the royalty payable is the higher of the gross revenue royalty based on the gross revenue royalty rate (between 1-9%) or the net revenue royalty based on the net revenue royalty rate (between 25% to 40%). The ARF has retained the Natural Gas Deep Drilling Program (the “NGDDP”) with the intention to encourage the development of deeper, higher cost gas reserves by offering royalty relief or credits to qualifying wells. The NGDDP is a permanent feature of the ARF.

On March 17, 2011, the Government approved the New Well Royalty Regulation providing the permanent implementation of a formerly temporary royalty program which provides for a maximum 5% royalty rate for eligible new wells for the first 12 production months or until the regulated volume cap is reached. In addition, the Government implemented certain initiatives intended to stimulate investment in emerging resources and technologies. In particular, the Government implemented the Horizontal Oil and Gas New Well Royalty Rates, retroactive to wells drilled on or after May 1, 2010, to provide upfront royalty adjustments to new horizontal wells. Qualifying oil wells will receive a maximum royalty rate of 5 percent for all products with volume and production month limits set according to the depth of the well. Qualifying gas wells will also receive a maximum royalty rate of 5 percent for all products for 18 producing months, with a volume limit of 500 million cubic feet of gas equivalent production.

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

Alberta Regulatory Enhancement Project

The Regulatory Enhancement Project started in 2010 with the goal of creating a regulatory system that delivers clarity, predictability, certainty and efficiency. In December 2012, the Responsible Energy Development Act was passed with the intention to create a single regulator for upstream oil, gas, oil sands and coal projects in Alberta. In June 2013, the Alberta Energy Regulator (“AER”) was created. The AER assumed the regulatory functions of the former Energy Resources Conservation Board and in November 2013, the AER assumed the public land and geophysical jurisdiction responsibilities from the Environment and Sustainable Resource Development (“ESRD”). On March 29, 2014, the AER assumed the energy related functions and responsibilities of ESRD in the areas of environment and water under the Environmental Protection and Enhancement Act and the Water Act, respectively.

BLACKGOLD

The BlackGold segment focuses on the exploration, development and ultimately the production of in-situ oil sands located near Conklin, Alberta. BlackGold uses SAGD technology that utilizes horizontal drilling and thermal stimulation to maximize energy efficiency and minimize land disturbance. Phase 1 of the project is anticipated to produce 10,000 bbl/day. The scope of Phase 1 includes the drilling of 77 SAGD injector-producer well pairs over the life of the project and the construction of a CPF. Phase 2 of the project is targeted to expand processing capacity and increase output to 30,000 bbl/d and was approved by the provincial regulators in 2013.

Initial drilling of 30 SAGD wells (15 well pairs) was completed by the end of 2012 and the majority of the well completion activities were completed by the end of 2014. More SAGD wells will be drilled in the future to compensate for the natural decline in production of the initial well pairs and maintain the Phase 1 production capacity of 10,000 bbl/d.

Subsequent to December 31, 2014, construction has been substantially completed, including the building of the CPF plant site, well pads, and connecting pipelines. Approximately $60.8 million was spent during first quarter ended 2015 to mechanically complete the CPF. Minor pre-commissioning activities will continue at a measured pace throughout 2015 and first steam will occur once the heavy oil price environment becomes favourable. Due to the uncertainty of the heavy oil price environment, the cost of commissioning and associated activities, such as first steam, is difficult to estimate with reasonable certainty at this time. See Item 3D “Risk Factors” for detail discussion on risks specific to the BlackGold project.

BlackGold operates in the same business environment as Harvest’s Upstream segment, please see Item 4B “Business Overview – Upstream” for details regarding pipelines, competitive conditions, EH&S and controls and regulations.

DEEP BASIN AND HK MS PARTNERSHIPS

On April 23, 2014, Harvest entered into the DBP and HKMS joint ventures with KERR. The principal place of operations for both DBP and HKMS is in Canada. DBP was established for the purposes of exploring, developing and producing from oil and gas properties in the Deep Basin area in northwest Alberta. On April 23, 2014, Harvest contributed certain producing and non-producing properties to DBP in exchange for 467,386,000 of common partnership units (82.32% ownership interest), while KERR contributed $100.4 million for 100,368,000 preferred partnership units (17.68% ownership interest). On August 29, 2014, KERR contributed an additional $32.9 million to the DBP for an additional 32,913,506 preferred partnership units increasing KERR’s ownership interest to 22.19% and diluting Harvest’s ownership interest to 77.81% .

Amounts contributed by KERR are being spent by the DBP to purchase land, drill and develop partnership properties in the Deep Basin area. As the initial funding from KERR is consumed and additional funds are required to fund the entire agreed initial multi-year development program, Harvest will be obligated to fund the balance of the program from its share of partnership distributions.

HKMS was formed for the purposes of constructing and operating a gas processing facility, which will be primarily used to process the gas produced from the properties owned by the DBP. A gas processing agreement was entered by the two partnerships. For the HKMS Partnership, KERR initially contributed $22.6 million on April 23, 2014 for 22,632,000 partnership units, which represented 34.82% of the outstanding partnership units. On August 29, 2014, KERR contributed an additional $7.4 million to HKMS for an additional 7,421,673 partnership units increasing KERR’s ownership interest to 46.24% . The remaining 53.76% (34,946,327 partnership units) will be contributed by Harvest as cash is required for the completion of construction of the gas processing facility.

As at December 31, 2014, $26.7 million of contribution has been made by Harvest to the HKMS partnership. The remaining $8.2 million of committed cash contribution will be contributed to HKMS in 2015.

The construction of the gas processing facility was completed in early 2015. Strategically, this facility provides the DBP an advantage of access to firm processing capability, the ability to extract maximum liquids from the natural gas produced by DBP and will allow DBP to pursue both acquisition and drilling opportunities in the region.

Harvest accounts for DBP and HKMS using the equity method of accounting.

RESERVES AND OTHER OIL AND GAS INFORMATION

Harvest retained GLJ, a qualified Independent Reserves Evaluator, to evaluate and prepare reports on 100% of Harvest’s crude oil, natural gas and NGLs proved reserves and 100% of probable reserves as of December 31, 2014.

Harvest’s investment in Deep Basin Partnership is accounted for using the equity method of accounting. GLJ was also retained to evaluate 100% of DBP’s natural gas and NGLs proved reserves and 100% of probable reserves as of December 31, 2014.

In certain tables that follow, information is first provided in respect of Harvest and its Operating Subsidiaries, which are consolidated for financial reporting purposes (under the heading “Consolidated Entities”) and then in respect of DBP (under the heading “Equity Investment”). All information with respect to DBP reflects Harvest’s 77.8% equity interest in DBP.

Readers are cautioned that Harvest does not have any direct or indirect interest in, or right to, the reserves or production of DBP disclosed herein.

All reserves were evaluated using the cost assumptions as at December 31, 2014 and the average first-day-of-the-month prices for the year ended December 31, 2014. All reserves are in Canada and, specifically, in the provinces of Alberta, British Columbia and Saskatchewan. See Exhibit 15.1 of this annual report for Independent Reserve Evaluator’s report on evaluation methodology.

Disclosure provided herein in respect of boes may be misleading, particularly if used in isolation. A boe conversion ratio of 6 Mcf:1 bbl is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

Description of Harvest’s Internal Controls Used in Reserve Estimation

The key technical person primarily responsible for overseeing the preparation of the year-end reserves evaluation is the Vice President (“VP”), Operations and Development, Doug Walker who has been with Harvest since August 2010. Mr. Walker has a degree in Chemical Engineering from the University of Calgary and is a registered Professional Engineer with APEGA. He has over 30 years of technical and business experience in operations, production, facilities, completions, drilling, reservoir engineering, business development and frontier projects. The VP, Operations and Development reports to the Deputy Chief Operating Officer (“Deputy COO”), Patrick An, who is ultimately responsible for Harvest’s reserve estimates.

The Independent Reserves Evaluator is selected and appointed by the Upstream Reserves, Safety and Environment Committee (“Reserves Committee”), with assistance from the VP, Operations and Development. Each evaluator’s qualifications, industry experience and experience with Harvest’s assets are reviewed to enable the Reserves Committee to approve the selection of Independent Reserves Evaluator.

For the year-end evaluation, Harvest supplied accounting data (including production, revenue and operating costs), land data and well files for any new drills to the Independent Reserves Evaluator to ensure they had accurate and adequate data for their review process. Harvest also conducted technical review meetings on major properties to highlight activities that were undertaken through the course of the year. The Independent Reserves Evaluator used Harvest and industry data and their reserves evaluation expertise in each area and prepared draft reserves report for review with Harvest’s exploitation engineers for each property. Reports were logged by Harvest’s reserves coordinator to ensure accurate tracking and then forwarded to the appropriate exploitation engineers for detailed review. The exploitation engineers reviewed the draft reports to ensure all major developments in the previous year have been reflected in the report and to address any questions raised by the Independent Reserves Evaluator. This process continued until the final reports were received.

The VP, Operations and Development reviewed the final reports, ensuring that they were consistent with the previous reports and that appropriate changes (such as asset purchases or sales, revisions and drilling activities) have been made. After completing the review, the VP, Operations and Development presented the reports to the Deputy COO and the Reserves Committee together with a memorandum highlighting the significant changes from the prior year, including a reconciliation to gain an understanding of the additions, deletions and revisions made since the previous report. This memorandum was reviewed in detail by the VP, Operations and Development with the Reserves Committee to describe the key properties and major changes from the previous year. Significant differences between management and the Independent Reserves Evaluator, if any, were also discussed in this review.

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

Net Reserves (Harvest’s Share after Royalties)

The following table sets forth a summary of oil and natural gas reserves of Harvest Consolidated Entities and its equity accounted investment using constant pricing in accordance with the SEC’s guidelines as of December 31, 2014. The year-end numbers represent estimates derived from the Reserves Report. The recovery and reserve estimates of Harvest’s crude oil, natural gas liquids and natural gas reserves provided herein are estimates only and there is no guarantee that the estimated reserves will be recovered. Actual crude oil, natural gas and natural gas liquid reserves may be greater than or less than the estimates provided herein. Refer to Item 3D “Risk Factors” of this annual report for discussion on the uncertainties involved in estimating our reserves.

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

Each of the reserve categories (proved and probable) may be divided into developed and undeveloped categories:

(a)	Developed reserves are reserves that can be expected to be recovered through existing wells with existing equipment and operating methods.

(b)	Undeveloped reserves are reserves that are expected to be recovered from new wells on undrilled acreage, or from existing wells where a relatively major expenditure is required for recompletion.

Estimates of total net proved crude oil or natural gas reserves are not filed with any U.S. federal authority or agency other than the SEC.

	Reserves
	Light and								Natural Gas		Total Oil
	Medium Oil		Heavy Oil		Bitumen		Natural Gas		Liquids		Equivalent
Consolidated Entities	(MMbbls)		(MMbbls)		(MMbbls)		(Bcf)		(MMbbls)		(MMboe)
Reserves Category	Gross	Net	Gross	Net	Gross	Net	Gross	Net	Gross	Net	Gross	Net
Proved
Developed Producing	23.9	21.4	25.9	23.6	—	—	177.7	161.0	7.8	5.6	87.3	77.5
Developed Non-Producing	2.1	1.9	0.7	0.5	—	—	10.0	8.8	0.4	0.3	4.9	4.2
Undeveloped	2.3	2.1	6.3	5.1	95.8	84.4	79.0	70.6	3.3	2.7	120.9	106.0
Total Proved	28.3	25.4	32.9	29.2	95.8	84.4	266.7	240.4	11.5	8.6	213.1	187.7
Probable
Developed	7.1	6.3	10.1	9.1	—	—	63.4	56.1	3.1	2.2	30.9	27.0
Undeveloped	5.3	4.8	6.3	5.2	163.5	127.9	58.6	51.7	2.0	1.5	186.9	148.0
Total Probable	12.4	11.1	16.4	14.3	163.5	127.9	122.0	107.8	5.1	3.7	217.8	175.0
Equity Investment
Reserves Category
Proved
Developed Producing	—	—	—	—	—	—	13.4	11.6	0.8	0.5	3.0	2.4
Developed Non-Producing	—	—	—	—	—	—	7.0	6.3	0.6	0.5	1.7	1.5
Undeveloped	—	—	—	—	—	—	13.5	13.0	1.6	1.3	3.9	3.5
Total Proved	—	—	—	—	—	—	33.9	30.9	3.0	2.3	8.6	7.4
Probable
Developed	—	—	—	—	—	—	6.5	5.4	0.5	0.3	1.5	1.2
Undeveloped	—	—	—	—	—	—	26.3	25.0	2.7	2.1	7.1	6.3
Total Probable	—	—	—	—	—	—	32.8	30.4	3.2	2.4	8.6	7.5
Total(1)
Reserves Category
Proved
Developed Producing	23.9	21.4	25.9	23.6	—	—	191.1	172.6	8.6	6.1	90.3	79.9
Developed Non-Producing	2.1	1.9	0.7	0.5	—	—	17.0	15.1	1.0	0.8	6.6	5.7
Undeveloped	2.3	2.1	6.3	5.1	95.8	84.4	92.5	83.6	4.9	4.0	124.8	109.5
Total Proved	28.3	25.4	32.9	29.2	95.8	84.4	300.6	271.3	14.5	10.9	221.7	195.1

Probable
Developed	7.1	6.3	10.1	9.1	—	—	69.9	61.5	3.6	2.5	32.4	28.2
Undeveloped	5.3	4.8	6.3	5.2	163.5	127.9	84.9	76.7	4.7	3.6	194.0	154.3
Total Probable	12.4	11.1	16.4	14.3	163.5	127.9	154.8	138.2	8.3	6.1	226.4	182.5

(1)	Total Consolidated Entities plus Total Equity Investment

Undeveloped Reserves

As at December 31, 2014, Harvest has a total of 131.4 MMboe of gross reserves that are classified as proved non-producing, and of these non-producing reserves approximately 95% are undeveloped reserves. The balance are developed non-producing reserves which would be wells that are not currently producing and are eligible to be brought on production given economics and production information as at December 31, 2014. Substantially all of the undeveloped reserves are based on Harvest’s then current 2015 budget and long range development plans for the major assets noted elsewhere in this document. Please also refer to Item 3D “Risk Factors” for further discussion of risks related to the reserves.

Conventional

Approximately 23% of Harvest’s proved undeveloped reserves relate to the conventional oil and gas reserves. Of the conventional undeveloped reserves, approximately 19% are expected to be developed within the next two years. The remaining conventional undeveloped reserves are expected be developed within the next five years.

During 2014, Harvest drilled a gross total of 100 wells (82.2 net) with the vast majority of the development taking place in the following areas: Hay River, southeast Alberta (heavy oil prospects), Deep Basin, west Alberta and southeast Saskatchewan. The bulk of the wells drilled had been previously assigned proved undeveloped (PUD) reserves and therefore these reserves were converted to proved developed. Total PUD reserves converted during 2014 were gross 3.8 MMboe which translates to a conversion rate of approximately 18% of the conventional oil and gas PUD reserves that existed at the end of 2013. In 2014, the cost incurred to develop proved undeveloped reserves was $53.4 million.

New PUD reserves were also assigned during the 2014 year-end evaluation recognizing the ongoing development of Harvest’s properties. Total gross PUD reserves added for the 2014 year-end evaluation were 11.8 MMboe.

There are no material amounts of conventional oil and gas PUD reserves that have remained undeveloped for five years or more after their initial disclosure as proved undeveloped reserves.

BlackGold Bitumen

Approximately 77% of Harvest’s proved undeveloped reserves are located on Harvest’s BlackGold oil sands property. At the end of 2014, Harvest’s BlackGold oil sands project had gross proved undeveloped bitumen reserves of 95.8 MMboe. The evaluation of these reserves anticipates they will be recovered using SAGD technologies over the next 25 years. As at December 31, 2014, 15 initial well pairs have been drilled. Subsequent to the 2014 year-end, construction of the CPF plant site, well pads, and connecting pipelines was substantially completed. First steam will occur once the heavy oil price environment becomes favourable. Bitumen production will follow a few months after first steam.

The BlackGold project requires the construction of a central processing facility that supports SAGD well pads. The BlackGold CPF is designed to last for 25 years of useful life (with up to approximately 35 to 40 years of useful life based on adequate maintenance) while the life of the SAGD well pairs typically range from 7 – 15 years on a declining basis. Therefore, to build a central facility that would process the entire field simultaneously would be neither economic nor environmentally efficient. Due to the high capital and operating costs associated with SAGD production, greater economic value and environmental efficiency are achieved by building a central facility with optimal capacity that provides for a series of SAGD well pairs to be drilled and produced over the life of the central processing facility. In the early stages of a SAGD project, a relatively small portion of proved reserves are developed as the number of drilled well pairs are limited by the available steam and processing capacity.

Once the initial 15 well pairs start producing, the first 30 MMboe of proved undeveloped reserves are expected to convert to proved developed reserves. The remaining PUD reserves will convert to proved developed reserves as Harvest drill additional SAGD wells to offset declines from the initial 15 wells. The undeveloped reserves assigned to BlackGold are forecast to be developed over the next 25 years; however, the timing of the conversion of those reserves from undeveloped to developed reserves depends on when the well pair targeting those reserves is scheduled during the life of the CPF and steam generators. Development of the proved undeveloped reserves takes place in an orderly manner when existing SAGD well pairs reach production decline phase.

Harvest has delineated BlackGold bitumen reserves to a high degree of certainty through core hole drilling and seismic data consistent with COGE Handbook and SEC guidelines. In most cases, proved reserves have been drilled to a density of 16 wells per section, which is in excess of the eight wells per section required for regulatory approval. In addition, regulatory and corporate approvals must be obtained, funding must be in place and a reasonable development timeline must be established for reserves to be classified as proved.

Recognition of probable reserves requires sufficient drilling of stratigraphic wells, well coring and analysis, and geological mapping to establish reservoir suitability for SAGD. The Independent Qualified Reserve Evaluator’s standard for probable reserves is a minimum of four to eight stratigraphic wells per section, depending on the depositional environment. The probable reserves related to the BlackGold project are limited to the Phase 2 area. During 2013, Harvest received regulatory approval for Phase 2, however, due to the longer development timeline and the requirement for corporate approval and funding, the reserves related to Phase 2 have been classified as probable instead of proved.

Production Volumes

	Production Volumes — 2014
	Year	Q4	Q3	Q2	Q1
Consolidated Entities
Natural Gas (mcf/d)	96,265	91,092	94,970	98,295	100,823
Oil and Natural Gas Liquids (bbls/d)
Light and Medium Oil	10,520	10,132	10,395	10,573	10,989
Heavy Oil	14,893	13,116	14,469	16,245	15,777
Natural Gas Liquids	4,368	4,109	4,101	4,356	4,917
Total Oil and Natural Gas Liquids	29,781	27,357	28,965	31,174	31,683
Total (boe/d)	45,825	42,539	44,794	47,556	48,487

Equity Investment(1)
Natural Gas (mcf/d)	5,250	4,603	5,623	5,619	n/a
Natural Gas Liquids (bbls/d)	307	176	415	337	n/a
Total (boe/d)	1,183	945	1,354	1,274	n/a

(1)

Harvest entered into the equity investment on April 23, 2014, as such, production volumes shown for Q2 reflects the production period from April 23 to June 30, 2014 and the year-to-date period reflects production from April 23 to December 31, 2014.

	Production Volumes — 2013
	Year	Q4	Q3	Q2	Q1
Consolidated Entities
Natural Gas (mcf/d)	111,313	104,269	114,066	111,954	115,050
Oil and Natural Gas Liquids (bbls/d)
Light and Medium Oil	11,671	10,820	10,844	11,837	13,217
Heavy Oil	16,905	16,348	16,604	17,455	17,227
Natural Gas Liquids	5,345	4,607	5,324	5,510	5,953
Total Oil and Natural Gas Liquids	33,921	31,775	32,772	34,802	36,397
Total (boe/d)	52,473	49,154	51,783	53,461	55,571

	Production Volumes — 2012
	Year	Q4	Q3	Q2	Q1
Consolidated Entities
Natural Gas (mcf/d)	122,385	119,554	120,315	125,680	124,045
Oil and Natural Gas Liquids (bbls/d)
Light and Medium Oil	13,889	13,817	13,603	13,758	14,380
Heavy Oil	19,506	18,402	19,110	20,701	19,828
Natural Gas Liquids	5,535	6,084	4,920	5,468	5,668
Total Oil and Natural Gas Liquids	38,929	38,302	37,633	39,928	39,876
Total (boe/d)	59,327	58,228	57,686	60,874	60,550

Per-Unit Results of the Consolidated Entities

	Per-Unit Results — 2014
	Year	Q4	Q3	Q2	Q1
Natural Gas ($/boe)
Average sales price(1)	28.92	19.26	26.69	31.95	36.99
Royalties	2.28	1.37	1.59	3.96	2.13
Operating expenses	13.37	14.97	14.24	13.23	11.23
Crude Oil — Light and Medium ($/bbl)
Average sales price	87.65	69.69	90.50	98.43	91.35
Royalties	14.59	12.05	15.60	17.61	14.64
Operating expenses	26.59	27.62	30.50	23.61	27.86
Crude Oil — Heavy ($/bbl)
Average sales price(1)	78.59	62.33	81.71	87.45	80.25
Royalties	11.91	9.90	12.46	14.67	10.13
Operating expenses	23.68	22.08	21.89	22.98	27.14
Crude Oil — Total ($/bbl)
Average sales price(1)	82.34	65.53	85.39	91.78	84.81
Royalties	13.13	11.04	13.61	15.46	12.09
Operating expenses	25.09	24.95	25.12	22.68	27.71
Natural Gas Liquids ($/bbl)
Average sales price	59.53	46.96	59.81	61.06	68.67
Royalties	9.76	6.17	7.56	16.16	8.97
Operating expenses	13.42	16.87	13.60	12.54	11.16
Total ($/boe)
Average sales price(1)	62.24	47.99	62.99	69.30	67.29
Royalties	8.95	6.98	8.55	11.77	8.30
Operating expenses	19.76	20.34	19.66	18.80	20.29

	Per-Unit Results — 2013
	Year	Q4	Q3	Q2	Q1
Natural Gas ($/boe)
Average sales price(1)	20.76	23.16	16.32	22.98	20.76
Royalties	1.22	1.06	0.86	1.88	1.10
Operating expenses	11.17	12.32	10.86	10.84	10.84
Crude Oil — Light and Medium ($/bbl)
Average sales price	85.38	79.67	96.75	85.90	80.14
Royalties	13.42	14.77	16.24	12.44	11.26
Operating expenses	25.40	23.81	27.46	26.27	25.05
Crude Oil — Heavy ($/bbl)
Average sales price(1)	74.37	68.03	88.47	76.55	64.38
Royalties	11.81	11.77	14.21	12.65	8.74
Operating expenses	21.66	21.81	20.88	20.97	23.16
Crude Oil — Total ($/bbl)
Average sales price(1)	78.86	72.67	91.74	80.33	71.22
Royalties	12.47	12.96	15.01	12.57	9.83
Operating expenses	23.19	22.60	23.48	23.11	23.97
Natural Gas Liquids ($/bbl)
Average sales price	57.44	58.97	57.20	53.48	60.16
Royalties	7.74	8.02	5.51	9.77	6.91
Operating expenses	13.84	14.39	13.07	13.76	12.88
Total ($/boe)
Average sales price(1)	56.58	54.01	60.62	58.22	53.43
Royalties	8.04	8.29	8.84	8.55	6.54
Operating expenses	18.05	18.20	17.78	17.85	18.32

	Per-Unit Results — 2012
	Year	Q4	Q3	Q2	Q1
Natural Gas ($/boe)
Average sales price(1)	15.50	20.65	15.09	12.68	13.75
Royalties	0.99	1.07	0.63	0.47	1.74
Operating expenses	11.68	9.34	12.52	11.98	12.89
Crude Oil — Light and Medium ($/bbl)
Average sales price(1)	80.17	76.42	78.72	78.68	86.62
Royalties	11.36	10.17	11.28	12.80	13.05
Operating expenses	21.97	18.14	25.71	23.74	24.26
Crude Oil — Heavy ($/bbl)
Average sales price	71.35	67.66	69.57	69.33	78.64
Royalties	11.93	10.18	11.98	11.43	14.07
Operating expenses	19.16	19.06	19.62	17.20	20.86
Crude Oil — Total ($/bbl)
Average sales price(1)	75.01	71.42	70.76	70.55	81.99
Royalties	11.69	10.17	11.31	11.57	13.64
Operating expenses	20.33	18.67	21.30	19.05	22.29
Natural Gas Liquids ($/bbl)
Average sales price	56.54	53.06	53.01	56.77	63.20
Royalties	7.04	6.36	3.08	3.48	14.69
Operating expenses	11.52	8.68	12.97	11.98	12.69
Total ($/boe)
Average sales price(1)	53.60	52.82	52.02	51.42	58.07
Royalties	7.58	6.66	6.92	7.00	9.69
Operating expenses	16.54	14.45	17.55	15.98	18.14

(1)	Before gains or losses on commodity derivatives.

Drilling Activity

The following tables summarize Harvest’s gross and net interest in wells drilled by the Consolidated Entities for the periods indicated.

	2014
	Exploratory Wells		Development Wells
	Gross	Net	Gross	Net
Oil Wells	2.0	2.0	60.0	55.9
Gas Wells	—	—	25.0	11.6
Service Wells	—	—	6.0	6.0
Stratigraphic Test Wells	—	—	4.0	4.0
Dry Holes	1.0	0.7	2.0	2.0
Total Wells	3.0	2.7	97.0	79.5

	2013
	Exploratory Wells		Development Wells
	Gross	Net	Gross	Net
Oil Wells	2.0	2.0	65.0	62.7
Gas Wells	2.0	1.5	15.0	5.9
Service Wells	—	—	10.0	10.0
Dry Holes	1.0	1.0	1.0	1.0
Total Wells	5.0	4.5	91.0	79.6

	2012
	Exploratory Wells		Development Wells
	Gross	Net	Gross	Net
Oil Wells	6.0	4.4	105.0	95.6
Gas Wells	2.0	1.8	7.0	3.3
Service Wells	—	—	25.0	24.8
Dry Holes	—	—	1.0	1.0
Total Wells	8.0	6.2	138.0	124.7

Present Activities

Conventional

At December 31, 2014, Harvest’s Consolidated Entities were in the process of drilling or participating in a gross total of 4 development wells (3.25 net). These wells were located in the Red Earth, Deep Basin and Hay areas.

In addition to our oil and liquids-rich gas focused drilling program, Harvest is also continuing with its ongoing secondary and enhanced oil recovery projects in approximately 33 properties across Alberta and British Columbia.

Oil Sands

The 15 SAGD well pairs which form the initial drilling development of Phase 1 (10,000 bpd) of BlackGold oil sands project were drilled by the end of 2012. As of the end of 2014 all well pairs had been completed and were ready for steaming. Procurement and construction of the central processing facilities for the BlackGold oil sands project were ongoing at year end and over 95% complete. Primary construction of the CPF was completed in Q1 2015 and the site and project are being placed on standby awaiting stronger oil prices before commencing steaming, which will likely be in 2016.

Location of Wells

The following table summarizes the Consolidated Entities’ interests in producing wells and wells capable of producing as at December 31, 2014.

	Oil		Gas		Total(1)(2)
	Gross	Net	Gross	Net	Gross	Net
Alberta	3,776	2,810	2,483	901	6,259	3,711
British Columbia	723	490	154	58	877	548
Saskatchewan	766	680	41	37	807	717
Total	5,265	3,980	2,678	996	7,943	4,976

(1)	Harvest has varying royalty interests in 826 natural gas wells and 336 crude oil wells which are producing or capable of producing.

(2)	Includes wells containing multiple completions as follows: 885 gross natural gas wells and 923 gross crude oil wells.

Developed and Undeveloped Acreage

The following table summarizes the Consolidated Entities’ developed, undeveloped and total landholdings as at December 31, 2014.

	Developed(1)		Undeveloped(2)		Total
(thousands of acres)	Gross	Net	Gross	Net	Gross	Net
Alberta	696	506	692	514	1,388	1,020
British Colombia	232	139	235	148	467	287
Saskatchewan	47	38	27	26	74	64
Total	975	683	954	688	1,929	1,371

The following table summarizes the Consolidated Entities’ developed and undeveloped land holdings, expiring within one year from December 31, 2014.

	Developed(1)		Undeveloped(2)		Total
(thousands of acres)	Gross	Net	Gross	Net	Gross	Net
Alberta	18	14	109	84	127	98
British Colombia	—	—	19	18	19	18
Saskatchewan	2	2	7	7	9	9
Total	20	16	135	109	155	125

(1)	Developed acreage is acreage assignable to productive wells; productive wells include producing wells and wells mechanically capable of producing.

(2)

Undeveloped acreage encompasses those leased acres on which wells have not been drilled or completed to a point that would permit the production of economic quantities of oil or gas regardless of whether such acreage contains proved reserves. Users of this information should not confuse undeveloped acreage with undrilled acreage held by production under the terms of the lease.

Harvest’s lease holdings comprise a large portfolio of leases in western Canada (with no single lease accounting for a material acreage). There are a wide range of expiry dates for Harvest’s leases with no material number of leases or material amount of acreage holdings due to expire at a particular date. Harvest conducts ongoing development activities to retain land that would otherwise expire. As a result of these activities, the actual land holdings that will expire within one year may be less than indicated above.

Delivery Commitments

Harvest does not have any material long-term delivery commitments. Commitments relating to transportation and processing agreements have been disclosed under Item 5F “Tabular Disclosure of Contractual Obligations”.

ENVIRONMENTAL REGULATION

The oil and gas industry is subject to environmental regulations issued pursuant to a variety of provincial and federal laws. Such legislation provides for restrictions and prohibitions on the release or emission of various substances produced in association with certain oil and gas industry operations. Environmental assessments and approvals are required before initiating most new larger projects or changes to existing operations. In addition, such legislation requires that well and facility sites are abandoned and reclaimed to the satisfaction of provincial authorities, and in most instances, any liability associated with the sites remains with the company. Compliance with such legislation can require significant expenditures and a breach of such requirements may result in suspension or revocation of necessary licenses and authorizations, civil liability for pollution damage and the imposition of material fines and penalties. It is expected that future changes to environmental regulations, including air pollutants and GHG, water usage and land use planning, will impose further requirements on companies operating in the energy industry. As such, Harvest expects that its future capital and operating costs for environmental protection and controls will likely increase. Harvest cannot predict the changes that could be made to environmental regulations and the resulting financial impact. Given any future regulations will be imposed to the industry as a whole, Harvest believes that any cost increases relating to environmental protection or compliance will not materially impact Harvest’s competitive position. Harvest has assessed the impact from the existing environmental laws and regulations of jurisdictions in which Harvest operates, and provides a summary on the significant ones below.

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

Alberta

In 2007, the Government of Alberta introduced the Climate Change and Emissions Management Amendment Act which provides a framework for managing GHG emissions by reducing specified gas emissions to an amount that is equal to or less than 50% of 1990 levels by December 31, 2020. The regulations include the Specified Gas Emitter Regulations (“SGER’) and the Specified Gas Reporting Regulation (“SGRR”) which imposes GHG limits and emission reporting requirements. The SGER applies to facilities in Alberta that have produced 100,000 or more tonnes of GHG emissions in 2003 or any subsequent year and requires emission intensity (i.e. quantity of GHG emissions per unit of production) reductions from intensity baselines. The SGRR imposes GHG emission reporting requirements on facilities that have GHG emissions of 50,000 tonnes or more in a year. Harvest currently does not have any facilities exceeding these thresholds. However, upon the commissioning of the BlackGold SAGD facility, it is expected this facility will trigger the requirements of both the SGRR and the SGER. For new facilities, the required reduction from its baseline is phased in by annual 2% increments beginning in the fourth year of commercial operation until an annual 12% reduction requirement is reached, and once reached such 12% reduction must be maintained over time.

Currently, there are three methods for companies to comply with the emission intensity reduction requirements: 1) improve emission intensity at the facility; 2) purchase emission offset credits in the open market; and/or 3) purchase fund credits by contributing to the Alberta Climate Change and Emission Management Fund run by the Alberta government. Historically the cost for 1 tonne of carbon dioxide equivalent (“CO2e”) is set at $15/tonne. The SGER and SGRR were set to expire on December 31, 2014. However, the Government of Alberta extended the expiry date to June 30, 2015 to continue its analysis of options for the new climate change framework. As the BlackGold SAGD facility will not be operational until the heavy oil price environment becomes favorable, Harvest will continue to monitor for changes to the regulation and will assess the compliance costs accordingly.

British Columbia

Under the Greenhouse Gas Reduction Targets Act, the Province of British Columbia is legislated to reduce its GHG emissions to 33% below 2007 levels by 2020 and 80% by 2050. Interim reduction targets of 6% by 2012 and 18% by 2016 will help guide and measure progress.

A carbon tax was implemented on the purchase or use of fossil fuels within the Province of British Columbia. The current tax rate is $30 per tonne of CO2e emissions. Fuel sellers are required to pay a security equal to the tax payable on the final sale to end purchasers and end purchasers are required to pay the tax. Fuel sellers collect carbon tax at the time fuel is sold at retail to the end purchaser. Carbon capture and storage is required for all new coal-fired electricity generation facilities and a 0.4% levy tax has been implemented at the consumer level on electricity, natural gas, grid propane and heating oil that goes towards establishing the Innovative Clean Energy Fund.

In 2008, the Province of British Columbia introduced the Greenhouse Gas Reduction (Cap and Trade) Act (“Cap and Trade Act”) which authorizes hard caps on greenhouse gas emissions. Any British Columbia facilities emitting 10,000 tonnes or more of carbon dioxide equivalent emissions must report its GHG emission annually and those reporting operations with emissions of 25,000 tonnes or greater are required to have the emissions reports verified by a third party.

Harvest currently has a facility in British Columbia that exceeds the threshold for reporting. In 2014, the cost to Harvest to comply with the Cap and Trade Act was approximately $75,000 which included the GHG inventory and third party verification as required by the regulation.

In November 2014, the Greenhouse Gas Industrial Reporting and Control Act received Royal Assent and is expected to be brought into force by regulation. The new Act, when enforced, will replace the Cap and Trade Act. The Corporation is currently assessing the impact of the new Act. However, Harvest anticipates that the annual cost to comply with the new regulation to be consistent with the current year.

Saskatchewan

The Management and Reduction of Greenhouse Gases Act received Royal Assent in Saskatchewan in May 2010, however is still waiting final proclamation. The legislation will establish a provincial plan for reducing GHG emissions to meet provincial targets. The Province has also indicated that it intends to enter into an equivalency agreement with the federal government to achieve equivalent environmental outcomes with respect to GHG compliance. Harvest will continue to monitor the GHG regulatory requirements in Saskatchewan and meet all regulatory compliance expectations.

Land Use

In response to Alberta’s growth over the past 10 years, the Government of Alberta commenced a comprehensive initiative to develop a new land-use system for the province. The Government released the land-use Framework for Alberta in December 2008. This Land-use Framework called for the development of seven regional plans which will become the governing land-use policy for each region. In August 2012, the Government approved the Lower Athabasca Regional Plan (“LARP”). The LARP outlines management frameworks for protecting, monitoring, evaluating and reporting air, surface water and groundwater quality by setting strict environmental limits. In addition, conservation areas will increase by approximately 16% to a total of 22% of the region’s land base. The new conservation areas did not affect Harvest.

The second regional plan, South Saskatchewan Regional Plan (“SSRP”), became effective September 1, 2014. Similar to the LARP, the regional plan establishes new conservation areas and environmental limits, protect water supply and provide clarity about land use and access. The proposed new conservation areas have no impact on Harvest.

The Government of Alberta is now commencing development of the North Saskatchewan Regional Plan (“NSRP”). The NRSP is located in central Alberta and the first phase of public consultation is complete. Harvest will continue to monitor the development of the NRSP to determine if it will have a material impact on Harvest’s current or future operations in this region.

Harvest commits to comply with all regulatory requirements associated with the land-use framework in which it operates and to meet the requirements outlined by the AER.

Hydraulic Fracturing

In early 2012, the Canadian Association of Petroleum Producers (“CAPP”) announced new Canada-wide hydraulic fracturing operating practices. Hydraulic fracturing is the process of pumping a fluid or gas under pressure down a well which causes the surrounding rock to crack or fracture. The proliferation of fracturing in recent years has raised concerns about potental environmental impacts including water quality and supply. Harvest has adopted the practices which include disclosure of fracture fluid additives to the public, developing risk assessment and management plans, conducting baseline groundwater testing, ensuring proper wellbore construction prior to fracturing, water use management planning and safe fluid transport, handling, storage and disposal.

In May 2013, the AER released Directive 83 – Hydraulic Fracturing Notification Submission Procedure effective August 21, 2013, which sets out the requirements for managing subsurface integrity associated with hydraulic fracturing operations. The Directive will also require all fracturing operations to submit a Hydraulic Fracturing Notification Submission Form to the AER for each well license or well pad. Harvest incurs immaterial compliance costs per well associated with Directive 83.

Harvest uses hydraulic fracturing in some of its well completion practices. This completion technique is a well-established procedure, with over 2 million such stimulations performed globally to date and when conducted using current technology and best practices, we believe they pose insignificant environmental risk. These stimulations are typically performed on reservoirs several thousands of feet deep. Ground water aquifers are, in turn, tens to hundreds of feet deep and separated from the fractured zones by thousands of feet of overburden and one or more layers of steel pipe cemented in place within the wellbore itself.

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

Harvest plans on drilling about 23 to 25 gross wells in 2015, of which 12 to 15 will be stimulated using hydraulic fractures. Approximately $25 to $35 million of Harvest’s 2015 capital budget will be allocated to fracture stimulation operations.

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

Alberta

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

On July 4, 2014, the AER introduced the inactive well compliance program (the "IWCP") to address the growing inventory of inactive wells in Alberta and to increase the AER's surveillance and compliance efforts under Directive 013: Suspension Requirements for Wells ("Directive 013"). The IWCP applies to all inactive wells that are noncompliant with Directive 013 as of April 1, 2015. The objective is to bring all inactive noncompliant wells under the IWCP into compliance with the requirements of Directive 013 within five years. As of April 1, 2015, each licensee will be required to bring 20 percent of its IWCP inventory into compliance every year, either by reactivating or suspending the wells in accordance with Directive 013 or by abandoning them in accordance with Directive 020: Well Abandonment. Harvest expects a moderate level of increase in the volume of surface abandonments and new reclamation activity due to the implementation of the IWCP program.

British Columbia

In British Columbia, the commission implements the Liability Management Rating ("LMR") Program, designed to manage public liability exposure related to oil and gas activities by ensuring that permit holders carry the financial risks and regulatory responsibility of their operations through to regulatory closure. Under the LMR Program, the commission determines the required security deposits for permit holders. The LMR is the ratio of a permit holder's deemed assets to deemed liabilities. Permit holders whose deemed liabilities exceed deemed assets will be considered high risk and reviewed for a security deposit. Permit holders who fail to submit the required security deposit within the allotted timeframe may be in non-compliance with the Oil and Gas Activities Act.

Saskatchewan

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

Harvest Breeze Trust No. 1, a commercial trust

Breeze Trust No. 1 is an unincorporated commercial trust established under the laws of the Province of Alberta on July 8, 2004. Breeze Trust No. 1 is wholly owned by Harvest and its assets consist of the intangible portion of direct ownership interests in petroleum and natural gas properties purchased from the Breeze Resources Partnership and the Hay River Partnership. Breeze Trust No. 1 has a 99% interest in each of the Breeze Resources Partnership and the Hay River Partnership.

Harvest Breeze Trust. No. 2, a commercial trust

Breeze Trust No. 2 is an unincorporated commercial trust established under the laws of the Province of Alberta on July 8, 2004. Breeze Trust No. 2 is wholly-owned by Harvest and its assets consist of a 1% interest in each of the Breeze Resources Partnership and the Hay River Partnership.

Breeze Resources Partnership, a general partnership

Breeze Resources Partnership (indirectly wholly owned by the Harvest) is a general partnership formed on June 30, 2004 under the laws of the Province of Alberta. Breeze Resources Partnership was acquired in September 2004. Its assets consist of the tangible portion of direct ownership interest in petroleum and natural gas properties located in east central Alberta and southern Alberta.

Hay River Partnership, a general partnership

Hay River Partnership (indirectly wholly-owned by Harvest) is a general partnership formed on December 20, 2004 under the laws of the Province of Alberta. Hay River Partnership was acquired in August 2005. Its assets consist of the tangible portion of direct ownership interests in petroleum and natural gas properties located in northeastern British Columbia.

Discontinued Operations

On November 13, 2014, North Atlantic was sold. North Atlantic Refining Limited was incorporated under the laws of the Province of Newfoundland and Labrador on November 17, 1986. North Atlantic was a wholly owned subsidiary of Harvest, with assets consisting of the Refinery and related retail marketing assets. North Atlantic was responsible for providing the engineering, operations and administrative services related to downstream operations.

The corporate structure including significant subsidiaries is set forth below. Harvest’s remaining subsidiaries and partnerships did not have assets or sales and operating revenues which, in the aggregate, exceeded 20 percent of the total consolidated assets or total consolidated sales and operating revenues of Harvest as at and for the year ended December 31, 2014:

D.	Property, Plant and Equipment

UPSTREAM & BLACKGOLD

MATERIAL PROPERTIES

In general, the material properties include major oil accumulations which benefit from active pressure support due to an underlying regional aquifer. Generally, the Properties have predictable decline rates with costs of production and oil price key to determining the economic limits of production. Harvest is actively engaged in cost reduction, production and reserve replacement optimization efforts directed at reserves addition through extending the economic life of these producing properties beyond the limits used by the Independent Reserves Evaluator. The estimates of reserves and future net revenue for individual properties may not reflect the same confidence levels as estimates of reserves and future net revenue for all properties, due to the effects of aggregation.

2014 Historical Production by Material Property

	Light & Medium				Average Daily
	Crude Oil	Heavy Oil	Natural Gas	NGLs	Production
Material Area	bbl/d	bbl/d	mcf/d	bbl/d	boe/d
Hay River	—	4,559	—	16	4,575
Red Earth	3,671	—	122	82	3,773
West Central Alberta	989	261	46,454	3,318	12,310
East Central Alberta	2,515	2,336	4,214	141	5,694
Deep Basin	41	—	30,098	558	5,615
Heavy Oil	—	6,272	867	59	6,476
Saskatchewan Light Oil	2,216	—	62	—	2,226
Other	1,088	1,465	14,448	195	5,156
Total	10,520	14,893	96,265	4,368	45,825

Hay River

Hay River was acquired by Harvest on August 2, 2005 and is located approximately 125 miles north west of Grande Prairie in north-eastern British Columbia. In 2014, Hay River produced an average of 4,575 boe/day of 24o API crude oil (including 15 barrels per day of condensate removed from the solution gas stream before that solution gas is reinjected into the reservoir for pressure maintenance) from the Bluesky formation located at a depth of approximately 350 metres. Natural gas produced from this formation, along with produced water, is re-injected for pressure support. Produced emulsion is processed at the central emulsion processing facility with the clean oil transported via pipeline to sales points.

Hay River is a winter-only access area in that drilling operations can only be reasonably undertaken when the ground is frozen (typically between late November and mid-March). The Hay River medium gravity oil production is priced at a discount to the Edmonton Light oil benchmark, contributing to stronger netbacks when compared to other similar gravity crudes. Harvest has a 100% Working Interest in this operated property. In 2014, Harvest drilled 19 gross 100% Working Interest wells, including 9 horizontal producing wells, 5 water injection wells, 1 water source well and 4 stratigraphic tests to set up new parts of the Hay field for future development. We also established new infrastructure for future development on the northwest end of our Hay property and replaced and upgraded several of the older pipelines in the field.

Our total Hay capital program for 2014 was $79.5 million.

Since 2007, Harvest has focused on increasing water injection into the producing Bluesky formation to improve overall pressure support, production and recovery of oil from the reservoir. The reinjection of produced water is now being augmented with additional make-up water from the Gething formation. A gas plant constructed in 2007 was commissioned in the spring of 2008 to eliminate flaring at the site and to manage recovery and reinjection of associated gas. Connection of commercial power to the site was also completed in 2008 which allowed for optimization of the production in the field.

Red Earth

Red Earth is located 300 miles north west of Edmonton, Alberta. Production in 2014 from Red Earth averaged 3,773 boe/d (97% oil), with an average oil quality of 37° to 39° API from the Slave Point, Granite Wash and Gilwood formations.

Production is gathered via Harvest’s gathering system and the oil is pipelined to market via the Plains Rainbow Pipeline system.

Harvest continued to build on its 2012 partnership with the Loon Lake First Nations for an option on up to 26 sections of land, by drilling 6 wells in Loon Lake in 2014. At December 31, 2014, Harvest was drilling on a well pad at Loon Lake which will be recorded in our 2015 results. Harvest also drilled one well in Evi in the first quarter of 2014. All wells were horizontal wells in the Slave Point formation using multi-staged fractured completions.

Harvest also acquired approximately 26 sections of 100% Working Interest new acreage at Loon in late 2014.

Our total Red Earth capital program in 2014 was $60.0 million.

West Central Alberta

West Central Alberta is comprised of properties west of Highway 2, south of Edmonton and north of Calgary. This is primarily a liquids-rich natural gas producing area for the Corporation with some oil production. Properties for this area were added through acquisition over the last several years with the most recent major acquisition being Hunt Oil Company of Canada, Inc.’s and Hunt Oil Alberta Inc.’s (collectively, “Hunt”) assets in 2011. Production in 2014 for the region averaged 12,310 boe/d (63% gas).

Gas gathering, transportation, compression and processing infrastructure is extensive in West Central Alberta and Harvest uses a combination of Harvest’s and third party’s infrastructures to process and transport its gas and NGLs to market.

Major fields in this area include Caroline (Beaverhill Lake liquids rich 50% H2S gas), Crossfield (Ellerslie oil and Basal Quartz gas), Markerville (Pekisko, Edmonton Sands, Cardium and Glauconite and Ellerslie) and Rimbey (Glauconite, Ostracod, Notikewin and Cardium). All new liquids-rich gas production and oil production are from stage stimulated horizontal wells except for a highly prolific vertical gas play in the Glauconite formation.

In 2014, Harvest participated in 12 gross wells (2 oil, 10 gas), 3.5 net wells for a total capital expenditure of approximately $22.2 million.

East Central Alberta

This area mainly encompasses legacy oil properties from the Saskatchewan / Alberta border to Alberta Highway 2 and between the cities of Edmonton and Calgary. Working interest in these properties is generally over 90%. In 2014, the average production was 5,694 boe/d (85% oil) and is primarily heavy and medium oil from 18o to 32o API. The Corporation’s largest group of legacy properties including Bashaw, Bellshill, Provost and Wainwright are in the region. This area remains largely focused on EOR projects both conventional and evolving as well as optimization of current wells and facilities. Harvest drilled 2 wells at Bellshill in 2014 and invested in pipeline and infrastructure upgrades to repair or replace some of the older equipment in East Central Alberta.

Harvest also divested the Wainwright property in late 2014.

Total capital investment in East Central Alberta was approximately $23.7 million in 2014.

Deep Basin (Consolidated Entities)

The Deep Basin was acquired from Hunt in early 2011 and has been an area of strong drilling results and reserves success. The Deep Basin is located to the southwest of the city of Grande Prairie in northwest Alberta.

Production in 2014 averaged 5,615 boe/d (89% gas). Harvest experienced restricted production in the Deep Basin throughout 2014 due to numerous Pembina Gas Plant and TransCanada Pipeline outages for maintenance and upgrades. By February 2015, with the outages behind us, Harvest’s Deep Basin average production was over 7,000 boe/d.

Legacy production is from vertical wells completed in multiple zones (Falher, Cardium, Cadotte, Cadomin, Bluesky, Dunvegan, and Gething) and comingled together. Recent drilling activities have been focused on drilling high rate 5 to 10 mmcf/d, stage-stimulated horizontal wells in the Falher and Montney formations. In 2014, Harvest participated in 15 gross (8.3 net) wells and added to its land base and expanded its gathering system infrastructure for a net investment of $86.4 million.

Heavy Oil

Harvest has various Working Interests in this area, which is located near the town of Lloydminster on both the Alberta and Saskatchewan side of the border and down into Southern Alberta near the city of Medicine Hat. Major properties in this group include Suffield (Glauconite), Maidstone (Sparky and Waseca), Lloyd (Lloydminster), and Hayter (Dina/Cummings and Sparky).

Production is 12° to 15° API heavy crude oil from Cretaceous aged sandstone formations within the Mannville group. Production averaged 6,476 boe/d (97% oil) in 2014. Harvest drilled 26 gross wells in 2014 (19 in the Heavy Oil area and 7 in the Suffield area), and invested in pipeline and facility upgrades with total net capital expenditures of $50.2 million. The majority of the wells drilled were horizontal in the Lloydminster formation or the Glauconite.

Production from these wells generally goes to central processing facilities with solution gas conservation and oil is trucked to third party sales points, except for Hayter and Suffield which are pipeline connected. Future plans include downspacing pools with additional horizontal wells and assessing the potential impact of water injection for pressure maintenance and enhanced recovery.

This area also contains EOR potential. By increasing injection and using chemical enhancements such as polymers, Harvest believes the ultimate recovery of oil can be further increased. Pool optimization and EOR projects target increased water injection into under-injected reservoirs that have not received adequate pressure maintenance as well as the expansion of the existing Suffield polymer flood to further enhance sweep efficiencies.

In late 2014, Harvest divested all of its Heavy Oil assets in Saskatchewan.

Saskatchewan Light Oil

This area includes Harvest’s assets in southeast Saskatchewan towards the Manitoba border. The southeast Saskatchewan properties are located approximately 110 miles southeast of Regina with production from the non-stage stimulated horizontal wells in Tilston and Souris Valley formations of Mississippian age. Both of these properties contain high netback light 34° to 39° API oil.

Production in 2014 averaged 2,226 boe/d of light oil. In 2014, Harvest participated in 9 gross 100% WI wells with a total capital expenditure of approximately $21 million.

BlackGold

Harvest acquired a 100% Working Interest of BlackGold in 2010 from KNOC. The area is located in northeast Alberta near Conklin and is in close proximity to a number of major oil sands developments.

As at December 31, 2014, construction has been completed on well pads and connecting pipelines. Harvest’s plans for 2015 are to complete all construction and then decide whether or not to proceed to commissioning and steam injection depending on the price outlook for bitumen at that time.

Phase 1 will inject steam for several months and then begin oil production, with a targeted rate of 10,000 boe/d. Phase 2 of the project, which is targeted to increase production capacity to 30,000 bbl/d, received all required regulatory approvals in 2013.

BlackGold’s capital program in 2014 was $283.5 million and was applied primarily to the CPF.

For further details regarding the BlackGold project, please refer to Item 4B “Business Overview”.

Deep Basin Partnership (Equity Investment)

In April 2014 Harvest entered into two Partnerships with KERR to build a sweet gas plant and develop our natural gas assets in the Bilbo, Karr and Wapiti regions of the Deep Basin Partnership area. Activities and results from these partnerships are reported on an equity basis in Harvest’s financials.

Production for the DBP averaged 1,520 boe/d for the period between April 23 and December 31, 2014 and Harvest’s equity interest in the production was 1,183 boe/d. During the second half of the 2014 year, DBP drilled 9 gross and net wells in the Deep Basin, targeting the Cadotte, Dunvegan, Falher and Montney formations. Production from these wells will be processed through a new gas plant which finished construction in March 2015.

2015 CAPITAL EXPENDITURE PLAN

The primary areas of focus for Harvest’s Upstream and BlackGold capital program during 2015 are the following:

•	BlackGold – Completion of the central processing facility;

•	Hay River – Drill 14 gross producing vertical and horizontal multi-leg horizontal oil wells and water injection wells (9 producers, 5 injectors);

•	Red Earth – Drill 6 gross light oil wells at Loon Lake;

•	West Central/Rimbey – Participate in 2 to 4 gross wells targeting the Cardium, Ellerslie and Glauconitic liquids-rich natural gas formations; and

•	Deep Basin Area (including Deep Basin Partnership Area) – Drill Falher and Montney horizontal stage-fractured liquids-rich natural gas wells at Kakwa and inside the Deep Basin Partnership.

Harvest plans to fund future capital expenditures through borrowings from the Amended Credit Facility, 2015 KNOC loan and cash from operating activities. For further discussion regarding Harvest’s liquidity and capital resources, please refer to Item 5B.

Incremental Exploitation and Development Potential

Management of Harvest Operations has identified numerous development opportunities, many of which provide the potential for capital investment and incremental production beyond that identified in the Reserves Reports. These opportunities include:

•	Implementation or optimization of enhanced water floods in selected pools such as Suffield, Hay River, Red Earth and Cecil resulting in increased production and recovery;

•	Increasing water handling and water disposal capacity at key fields such as Hayter, Suffield and Bellshill Lake to add incremental oil volumes. This includes additional use of free water knock-outs and additional disposal wells;

•	De-bottlenecking existing fluid handling facilities and surface infrastructure;

•	Uphole completions of bypassed or untested reserves in existing wellbores, including recompletion of existing shut-in wells to access undrained reserves;

•	Selected infill and step-out development drilling opportunities for various proven targets generally defined by 3-D seismic;

•	Numerous exploratory opportunities defined by seismic from which value might be extracted by sale, farmout or joint venture;

•	Management of dry gas and high operating cost wells currently shut in due to low commodity prices to preserve reserves to be produced at a time when prices improve; and

•	Utilizing multistage fractured technology in horizontal wells to increase oil recovery from tight oil and gas formations at Red Earth (Slave Point Formation), Deep Basin (Falher and Montney Formations) and Rimbey/West Central Area (Cardium, Glauconite, Viking, Ostracod, Notikewin, Wilrich Formations).

OTHER

For further information on environmental issues that may affect the utilization of the Upstream assets, please see Item 3D “Risk Factors’’ and Item 4B “Business Overview - Environmental Regulations”. The Corporation’s Amended Credit Facility is secured by a first floating charge over all of the assets of Harvest and its material subsidiaries. For further information, please see Item 10C “Material Contracts”.

ITEM 4A.	UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The information presented has been prepared in accordance with IFRS and should be read in conjunction with Item 3 “Key Information”, and our audited consolidated financial statements and related notes for the years ended December 31, 2014 as set out in this annual report under Item 18.

A.	Operating Results

CONTINUING OPERATIONS
UPSTREAM

Summary of Financial and Operating Results

	Year Ended December 31
(in $ millions except where noted)	2014	2013	2012
FINANCIAL
Petroleum and natural gas sales (1)	1,046.0	1,101.7	1,193.5
Royalties	(149.7)	(153.9)	(164.6)
Loss from joint ventures	(4.7)	—	—
Revenues and other income(2)	891.6	947.8	1,028.9

Expenses
Operating	330.5	345.6	359.0
Transportation and marketing	17.5	22.6	22.2
Realized losses (gains) on risk management contracts(3)	1.4	(4.9)	(1.6)
Operating netback after hedging(4)	542.2	584.5	649.3

General and administrative	64.8	68.1	65.0
Depreciation, depletion and amortization	435.2	530.0	579.5
Exploration and evaluation	10.2	12.3	24.9
Impairment of property, plant and equipment	267.6	24.1	21.8
Unrealized losses on risk management contracts(5)	0.7	0.5	1.1
Gains on disposition of assets	(47.5)	(33.9)	(30.3)
Operating loss(2)	(188.8)	(16.6)	(12.7)

Capital asset additions (excluding acquisitions)	408.5	322.3	447.5
Property and business acquisitions
(dispositions), net	(301.1)	(155.6)	(84.3)

OPERATING
Light to medium oil (bbl/d)	10,520	11,671	13,889
Heavy oil (bbl/d)	14,893	16,905	19,506
Natural gas liquids (bbl/d)	4,368	5,345	5,535
Natural gas (mcf/d)	96,265	111,313	122,385
Total (boe/d)(6)	45,825	52,473	59,327

(1)	Includes the effective portion of Harvest’s realized natural gas and crude oil hedges.
(2)	This is an additional GAAP measure; please refer to “Additional GAAP Measures” in this annual report.
(3)

Realized losses (gains) on risk management contracts include the settlement amounts for power, crude oil, natural gas (2014 only) and foreign exchange derivative contracts, excluding the effective portion of realized gains from Harvest’s designated accounting hedges. See “Risk Management, Financing and Other” section of this annual report for details.

(4)	This is a non-GAAP measure; please refer to “Non-GAAP Measures” in this annual report.
(5)

Unrealized gains on risk management contracts reflect the change in fair value of derivative contracts that are not designated as accounting hedges and the ineffective portion of changes in fair value of designated hedges.

(6)	Excludes volumes from Harvest’s equity investment in the Deep Basin Partnership.

Commodity Price Environment

	Year Ended December 31
	2014	2013	2012
West Texas Intermediate ("WTI") crude oil (US$/bbl)	93.00	97.97	94.21
West Texas Intermediate crude oil ($/bbl)	102.49	100.95	94.12
Edmonton light sweet crude oil ("EDM") ($/bbl)	94.59	93.04	86.15
Western Canadian Select ("WCS") crude oil ($/bbl)	81.06	74.97	73.09
AECO natural gas daily ($/mcf)	4.49	3.17	2.39
U.S. / Canadian dollar exchange rate	0.905	0.971	1.001
Differential Benchmarks
EDM differential to WTI ($/bbl)	7.90	7.91	7.97
EDM differential as a % of WTI	7.7%	7.8%	8.5%
WCS differential to WTI ($/bbl)	21.43	25.98	21.03
WCS differential as a % of WTI	20.9%	25.7%	22.3%

The average WTI benchmark price decreased 5% for the year ended December 31, 2014 as compared to the same period in 2013. The average Edmonton light sweet crude oil price (“Edmonton Light”) increased 2% for the year ended December 31, 2014 compared to 2013, mainly due to the strengthening of the U.S. dollar against the Canadian dollar more than offsetting the decrease in the WTI price. The average WTI benchmark price for the year ended December 31, 2013 was 4% higher than the same period in 2012. The average Edmonton Light increased 8% for the year ended December 31, 2013 compared to 2012 mainly due to the higher WTI prices and the weakening of the Canadian dollar on an annual average basis. Partially offset by the widening of the light sweet differential.

Heavy oil differentials fluctuate based on a combination of factors including the level of heavy oil production and inventories, pipeline and rail capacity to deliver heavy crude to U.S. and offshore markets and the seasonal demand for heavy oil. The change in the WCS price for the year ended December 31, 2014 as compared to the same period in 2013 was mainly the result of the decrease in the WTI price, the narrowing of the WCS differential to WTI and the strengthening of the U.S. dollar. For the year ended December 31, 2013, the WCS price increased 3% as compared to the same period in 2012 mainly as a result of the increase in the WTI price and the weakening of the Canadian dollar, partially offset by the widening of the WCS differential to WTI.

Realized Commodity Prices

	Year Ended December 31
	2014	2013	2012
Light to medium oil prior to hedging ($/bbl)	87.65	85.38	80.17
Heavy oil prior to hedging ($/bbl)	78.59	74.37	71.35
Natural gas liquids ($/bbl)	59.53	57.44	56.54
Natural gas prior to hedging($/mcf)	4.82	3.46	2.58
Average realized price prior to hedging ($/boe) (1)	62.24	56.58	53.60

Light to medium oil after hedging ($/bbl)(2)	87.65	85.38	86.00
Heavy oil after hedging ($/bbl)(2)	80.55	73.84	71.35
Natural gas after hedging ($/mcf)(2)	4.60	3.63	2.58
Average realized price after hedging ($/boe)(1)(2)	62.41	56.78	54.97

(1)	Inclusive of sulphur revenue.
(2)	Inclusive of the realized gains (losses) from contracts designated as hedges. Foreign exchange swaps and power contracts are excluded from the realized price.

Harvest’s realized prices prior to hedging for light to medium oil, heavy oil and natural gas generally trend with the Edmonton Light, WCS and AECO benchmark prices, respectively. For the years ended December 31 shown in the table above, the period-over-period variances and movements in these realized prices were consistent with the changes in the related benchmarks.

Natural gas liquids realized prices increased by 4% for the year 2014 as compared to 2013 and 2% for the year 2013 as compared to 2012. These movements reflected the changes in natural gas liquids commodity prices.

In order to mitigate the risk of fluctuating cash flows due to oil and natural gas pricing volatility, Harvest had WCS and AECO derivative contracts in place during the year ended December 31, 2014 and 2013. For the year ended December 31, 2014, the WCS hedge increased our heavy oil price by $1.96/bbl (2013 – decreased by $0.53/bbl, 2012 – $nil). For the year ended December 31, 2014, the AECO hedge decreased our natural gas price by $0.22/mcf (2013 – increased by $0.17/mcf, 2012 – $nil).

There were no light to medium crude oil hedges during 2014 and 2013, but in 2012 Harvest earned a $5.83/bbl increase in realized light to medium oil prices due to hedging. Please see the “Cash Flow Risk Management” section in this item for further discussion with respect to the cash flow risk management program.

Sales Volumes

	Year Ended December 31
	2014		2013		2012
	Volume	Weighting	Volume	Weighting	Volume	Weighting
Light to medium oil (bbl/d)	10,520	23%	11,671	22%	13,889	23%
Heavy oil (bbl/d)	14,893	32%	16,905	32%	19,506	33%
Natural gas liquids (bbl/d)	4,368	10%	5,345	10%	5,535	9%
Total liquids (bbl/d)	29,781	65%	33,921	64%	38,930	65%
Natural gas (mcf/d)	96,265	35%	111,313	36%	122,385	35%
Total oil equivalent (boe/d)	45,825	100%	52,473	100%	59,327	100%

2014-2013

Total sales volumes were 45,825 for the year ended December 31, 2014, a decrease of 6,648 boe/d as compared to 2013. The decrease was primarily due to the disposition of assets to the Deep Basin Partnership (accounted for as an equity investment) and dispositions of certain non-core producing properties during 2013 and 2014, third party outages that restricted our gas and NGL production in the Deep Basin and West Central Alberta in 2014 and natural declines exceeding the volume additions from our drilling program.

Harvest’s 2014 light to medium oil sales decreased 10% from 2013 to 10,520 bbl/d. The decrease was primarily due to natural declines and the disposition of non-core properties, partially offset by the results of our 2013 and 2014 drilling activity.

Heavy oil sales for the year ended December 31, 2014 decreased 12% as compared to 2013 mainly due to non-core asset dispositions in the third quarter of 2014 (see the “Property Dispositions” section under this item), previous dispositions and natural declines.

Natural gas sales during the year ended December 31, 2014 decreased 14% as compared to 2013. The decrease was mainly due to natural declines, third-party processing facility constraints, disposition of assets to the Deep Basin Partnership during the second quarter of 2014 and disposition of non-core assets during 2013, partially offset by the results of our 2013 and 2014 drilling activity.

Natural gas liquids sales for the year ended December 31, 2014 decreased by 18% from 2013 for reasons consistent with natural gas sales.

2013-2012

Total sales volumes were 52,473 boe/d for the year ended December 31, 2013, a decrease of 12% compared to the same period in 2012. The year-over-year decrease in sales was primarily due to natural declines, smaller 2012 and 2013 capital drilling programs and dispositions of certain non-core producing properties in the most recent five quarters.

Harvest’s 2013 light to medium oil sales decreased by 16% from 2012 to 11,671 bbl/d. The decrease was mainly due to natural declines, a lower level of drilling activity in both 2012 and 2013 and the disposition of non-core properties.

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

Revenues

	Year Ended December 31
($ millions)	2014	2013	2012
Light to medium oil sales	336.6	363.7	437.1
Heavy oil sales after hedging(1)	437.9	455.6	509.4
Natural gas sales after hedging(1)	161.6	147.6	115.7
Natural gas liquids sales	94.9	112.1	114.5
Other(2)	15.0	22.7	16.8
Petroleum and natural gas sales	1,046.0	1,101.7	1,193.5
Royalties	(149.7)	(153.9)	(164.6)
Revenues	896.3	947.8	1,028.9

(1)	Inclusive of the effective portion of realized gains (losses) from natural gas and crude oil contracts designated as hedges.

(2)	Inclusive of sulphur revenue and miscellaneous income.

Harvest’s revenue is subject to changes in sales volumes, commodity prices, currency exchange rates and hedging activities. For the year ended December 31, 2014, total petroleum and natural gas sales decreased by 5% for the year ended December 31, 2014 as compared to 2013, mainly due to the 13% decrease in sales volumes, partially offset by the 10% increase in realized prices after hedging activities. For the year ended December 31, 2013, total petroleum and natural gas sales decreased by 8% from 2012, mainly due to the 12% decrease in sales volumes and partially offset by the 3% increase in realized prices after hedging activities. Sulphur revenue represented $12.9 million (2013 - $8.5 million, 2012 - $16.9 million) of the total in other revenues for the year ended December 31, 2014.

Royalties

Harvest pays Crown, freehold and overriding royalties to the owners of mineral rights from which production is generated. These royalties vary for each property and product and our Crown royalties are based on a sliding scale dependent on production volumes and commodity prices. For the year ended December 31, 2014, royalties as a percentage of gross revenue averaged 14.3% (2013 - 14.0%, 2012 - 13.8%) .

Operating and Transportation Expenses

	Year Ended December 31
($ millions)	2014	$	/boe	2013	$	/boe	2012	$	/boe
Power and purchased energy	67.6		4.04	89.1		4.65	79.6		3.67
Repairs and maintenance	53.2		3.18	51.6		2.70	57.0		2.63
Well servicing	39.6		2.37	49.9		2.60	56.0		2.58
Processing and other fees	38.2		2.28	36.8		1.92	33.4		1.54
Lease rentals and property tax	38.8		2.32	37.3		1.95	38.3		1.76
Labour - internal	30.9		1.85	31.8		1.66	31.5		1.45
Chemicals	19.9		1.19	18.7		0.98	18.0		0.83
Labour - contract	14.2		0.85	15.3		0.80	19.3		0.89
Trucking	13.8		0.82	13.9		0.72	16.3		0.74
Other(1)	14.3		0.86	1.2		0.07	9.6		0.45
Total operating expenses	330.5		19.76	345.6		18.05	359.0		16.54
Transportation and marketing	17.5		1.05	22.6		1.18	22.2		1.02

(1)	Other operating expenses include Environmental, Health and Safety (2014 – $12.2 million, 2013 – $9.5 million, 2012 – $8.6 million), insurance and accruals.

Operating expenses for 2014 decreased by $15.1 million compared to 2013, mainly due to the decrease in the cost of power, lower well servicing expenses and the impact of asset dispositions in 2013 and 2014. Operating costs for the 2014 year on a per barrel basis increased by 9% to $19.76 primarily due to the impact of lower sales volumes.

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

	Year Ended December 31
($/boe)	2014	2013	2012
Power and purchased energy costs	4.04	4.65	3.67
Realized losses (gain) on electricity risk management contracts	0.10	(0.16)	—
Net power and purchased energy costs	4.14	4.49	3.67
Alberta Power Pool electricity price ($/MWh)	49.63	79.95	64.29

Power and purchased energy costs, comprised primarily of electric power costs, represented approximately 20% (2013 – 26%, 2012 – 22%) of Harvest’s total operating expenses for the year ended December 31, 2014. The power and purchased energy costs for the year ended December 31, 2014 totaled $67.6 million, a decrease of 24% compared to 2013, mainly attributable to the lower average Alberta electricity price. The power and purchased energy costs for the year ended December 31, 2013 totaled $89.1 million, an increase of 12% compared to 2012, mainly attributable to the higher average Alberta electricity price. In both 2014 and 2013, Harvest entered into electricity risk management contracts to reduce the volatility of power and purchased energy costs. See the “Cash Flow Risk Management” section within this item for further discussion of risk management contracts.

Operating Netback(1)

	Year Ended December 31
($/boe)	2014	2013	2012
Petroleum and natural gas sales prior to hedging(2)	62.24	56.58	53.60
Royalties	(8.95)	(8.04)	(7.58)
Operating expenses	(19.76)	(18.05)	(16.54)
Transportation and marketing	(1.05)	(1.18)	(1.02)
Operating netback prior to hedging(1)	32.48	29.31	28.46
Hedging gain(3)	0.10	0.47	1.38
Operating netback after hedging(1)	32.58	29.78	29.84

(1)	This is a non-GAAP measure; please refer to “Non-GAAP Measures” in this annual report.
(2)	Excludes miscellaneous income not related to oil and gas production
(3)	Hedging gain includes the settlement amounts for natural gas, crude oil, foreign exchange and power contracts.

Harvest’s operating netback represents the net amount realized on a per boe basis after deducting directly related costs. Operating netback prior to hedging for the year ended December 31, 2014 was $32.48/boe, an increase of $3.17/boe from 2013 mainly due to higher average realized prices partially offset by higher royalties and operating expense per boe. Operating netback prior to hedging for 2013 was $29.31/boe, an increase of $0.85/boe from 2012 mainly due to higher average realized prices, partially offset by higher operating expenses per boe.

General and Administrative (“G&A”) Expense

	Year Ended December 31
	2014	2013	2012
G&A ($ millions)	64.8	68.1	65.0
G&A ($/boe )	3.88	3.56	2.99

For the year 2014, G&A expenses decreased by $3.3 million compared to 2013 primarily due to decreased consulting costs. In 2013, G&A expenses increased by $3.1 million compared to 2012 mainly due to higher consulting fees. Harvest does not have a stock option program, however there is a long-term incentive program which is a cash settled plan that has been included in the G&A expense.

Depletion, Depreciation and Amortization (“DD&A”)

	Year Ended December 31
	2014	2013	2012
DD&A ($ millions)	435.2	530.0	579.5
DD&A ($/boe)	26.02	27.67	26.69

DD&A expense for the year ended December 31, 2014 decreased by $94.8 million as compared to the prior year, mainly due to a change in Harvest’s DD&A accounting estimate in the fourth quarter of 2013, combined with lower sales volumes in 2014, partially offset by the decrease in reserves at December 31, 2014. DD&A expenses for 2013 decreased by $49.5 million as compared to 2012 mainly due to the change in Harvest’s DD&A accounting estimate in 2013, as well as lower sales volumes.

Impairment of Property, Plant and Equipment

For the year ended December 31, 2014, Harvest recognized an impairment loss of $267.6 million against PP&E relating to the North Alberta light oil (2014 – $131.8 million, 2013 – $nil, 2012 – $nil), East Saskatchewan light oil (2014 – $100.8 million, 2013 – $nil, 2012 – $nil) and South Alberta gas (2014 – $35.0 million, 2013 – $24.1 million, 2012 – $21.8 million) CGUs. Impairment in the oil CGUs was triggered by reserves write-downs as a result of a decline in the short-term oil prices and reduced estimates of recoverable oil from the CGUs. Impairment in the gas CGU in 2014 was triggered by a reserves write-down as a result of lower forecast development activities and a decline in the long-term gas prices. The recoverable amount was based on the assets’ value-in-use (“VIU”), estimated using the net present value of proved plus probable reserves discounted at a pre-tax rate of 8% (2013 – 8%, 2012 – 10%) for the gas CGU and 10% for oil CGUs. Please refer to note 8 of the December 31, 2014 consolidated financial statements under Item 18 of this annual report for further discussion of impairment.

Property Dispositions & Acquisitions

During the year ended December 31, 2014, Harvest sold certain non-core oil and gas assets in Alberta and Saskatchewan for cash proceeds of $243.0 million (2013 - $173.9 million, 2012 - $88.5 million). The transactions resulted in a gain of $47.5 million (2013 - $33.9 million, 2012 - $30.3 million), which is recognized in the consolidated statements of comprehensive loss. In addition, Harvest also disposed of producing and non-producing assets with a net book value of $81.8 million to the Deep Basin Partnership and $8.4 million of construction assets-in-progress to the HKMS Partnership in the second quarter of 2014. Please see the “Investments in Joint Arrangements” section in this item for further discussion with respect to the Deep Basin Partnership and HK MS Partnership.

During the year ended December 31, 2014, Harvest disposed 20,906 acres of net undeveloped land (2013 - 54,650 acres, 2012 – 14,110 acres).

On February 27, 2015, Harvest closed the acquisition of Hunt by acquiring all of the issued and outstanding common shares for cash consideration of approximately $36.5 million, subject to final purchase price adjustments. Hunt is a private oil and gas company with operations immediately offsetting Harvest’s lands and production in the Deep Basin area of Alberta.

Capital Asset Additions

	Year Ended December 31
($ millions)	2014	2013	2012
Drilling and completion	235.7	180.9	236.6
Well equipment, pipelines and facilities	123.3	100.8	159.1
Land and undeveloped lease rentals	15.1	6.6	21.8
Geological and geophysical	10.6	14.4	9.7
Corporate	14.6	4.6	1.5
Other	9.2	15.0	18.8
Total additions excluding acquisitions	408.5	322.3	447.5

Total capital additions were higher for year ended December 31, 2014 compared to 2013 mainly due to a higher capital budget for the current year to support drilling deeper and more expensive wells in the Red Earth and Deep Basin areas. Total capital additions declined from 2012 to 2013 as a greater amount of the annual capital budget was allocated to progress the BlackGold Phase 1 project.

The following tables summarize the wells drilled by Harvest and the related drilling and completion costs incurred in the year. A well is recorded in the table as having being drilled after it has been rig-released, however related drilling costs may be incurred in a period before a well has been rig-released and related completion costs may be incurred in a period afterwards.

	Year Ended December 31, 2014
Area	Gross	Net	($ millions)
Deep Basin	15.0	8.3	$67.8
Red Earth	8.0	7.9	48.8
Hay River	19.0	19.0	34.6
Western Alberta	12.0	3.5	15.7
Cecil	5.0	5.0	11.8
SE Saskatchewan	9.0	9.0	10.9
Heavy Oil	19.0	18.4	17.5
Suffield	7.0	7.0	10.6
Other areas	6.0	4.1	18.0
Total	100.0	82.2	$235.7

	Year Ended December 31, 2013
Area	Gross	Net	($ millions)
Red Earth	13.0	12.7	$47.5
Hay River	28.0	28.0	37.0
Deep Basin	5.0	3.0	34.0
Western Alberta	13.0	4.6	18.4
Heavy Oil	17.0	17.0	16.6
Suffield	6.0	6.0	10.2
SE Saskatchewan	8.0	8.0	8.8
Cecil	4.0	3.5	7.1
Other areas	2.0	1.3	1.3
Total	96.0	84.1	$180.9

	Year Ended December 31, 2012
Area	Gross	Net	($ millions)
Hay River	31.0	31.0	$51.3
Heavy Oil	25.0	22.5	21.9
Red Earth	13.0	11.5	48.7
Kindersley	10.0	8.0	6.7
SE Saskatchewan	11.0	10.8	14.2
Western Alberta	11.0	6.4	24.4
Deep Basin	5.0	3.9	42.1
Other areas	10.0	6.8	27.3
Total	116.0	100.9	$236.6

2014

In Red Earth, Harvest was pad drilling 6 wells from one surface location to reduce per well costs. All surface holes were drilled, followed by the main holes, and then the wells were completed and equipped for production. Several surface holes were drilled at Red Earth in the fourth quarter of 2014, but since these wells were not drilled and rig released before December 31, 2014, there were no related well additions in 2014.

The primary areas of focus for Harvest’s Upstream drilling program were as follows:

•	Deep Basin – participated or drilled horizontal multi-stage fractured wells to develop the liquids-rich Falher and Montney gas formations;
•	Red Earth – drilled wells at Loon Lake, Girouxville and Evi targeting light oil in the Slave Point formation;
•	Hay River – drilled producing and injection wells, pursuing slightly heavy (low 20 degree API) gravity oil in the Bluesky formation using multi-leg horizontal oil wells;
•	West Central Alberta – drilled or participated in wells in several fields with recent efforts targeting the Bluesky, Cardium, Glauconite, and Notikewin formations;
•	Cecil – drilled horizontal wells targeting light oil in the Charlie Lake formatiom;
•	SE Saskatchewan – drilled horizontal wells targeting light oil in the Tilston formation;
•	Heavy Oil area – drilled horizontal heavy oil wells in the Lloydminster region of Alberta into the Dina, General Petroleum, Lloydminster, McLaren and Sparky formations; and
•	Suffield and other areas – drilled light to heavy oil wells in southern Alberta, including Suffield, Enchant and Montgomery.

Harvest’s net undeveloped land additions of 105,818 acres during the year ended December 31, 2014 (2013 – 50,651 acres, 2012 – 131,394 acres) were primarily in our core growth areas.

Please refer to Item 4D “Property, Plant and Equipment – Upstream Material Properties” for discussion of Harvest’s drilling activities in 2014 by material properties.

2013

During 2013, Harvest concentrated its drilling activities in its five core growth areas: Cecil, Deep Basin, Hay River, Red Earth and SE Saskatchewan; supplemented with drilling in the strategic revenue generating areas in Western Alberta and the Heavy Oil area. The primary areas of focus for Harvest’s Upstream drilling program were as follows:

•	Cecil – targeting existing and new oil pools in both the Cecil and Royce fields in the Peace River Arch;
•	Deep Basin – participating in or drilling deep, horizontal multi-stage fractured wells to develop the liquids-rich Falher and Montney liquids-rich gas formations;
•	Hay River – pursuing heavy gravity oil in the Bluesky formation using multi-leg horizontal oil wells;
•	Red Earth – activities are spread across the Loon Lake, Gift, Evi and Golden areas targeting light oil formations primarily in the Slave Point and also the Gilwood;
•	SE Saskatchewan – horizontal light oil wells pursuing the Tilston and Souris Valley formations;
•	Western Alberta – activities spread across several fields with recent efforts targeting mainly the Cardium, Glauconite, Ostracod, and Notikewin formations; and
•	Heavy Oil area – horizontal heavy oil wells in the Lloydminster region of Alberta into the McLaren, Lloydminster, General Petroleum and Sparky formations.

2012

In 2012 Harvest concentrated its drilling activities in the following areas:

•	Hay River – pursuing heavy gravity oil in the Bluesky formation using multi-leg horizontal oil wells;
•	Heavy oil area – drilling program in the Heavy oil and Provost areas which include Lloydminster, Wildmere, Maidstone, Consort, Delbonita and Suffield;
•	Red Earth – targeted the Slave Point and Gilwood light oil formations which were generally completed using multi- stage fracturing technology;
•	Peace Arch and Cecil Areas – targeting the oil bearing formation with stage stimulated horizontal wells;
•	Western Alberta – activities spread across several fields mainly targeting the Cardium, Glauconite, Ostracod, and Notikewin formations;

•	SE Saskatchewan – horizontal light oil wells pursuing the Tilston and Souris Valley formations;
•	Kindersley – staged fractured horizontal wells in the Viking Formation; and
•	Deep Basin – participating in or drilling deep, horizontal multi-stage fractured wells to develop the liquids-rich Falher formations.

Decommissioning Liabilities

Harvest’s Upstream decommissioning liabilities at December 31, 2014 were $752.0 million (2013 - $709.4 million) for future remediation, abandonment, and reclamation of Harvest’s oil and gas properties. Please see note 16 of the audited annual consolidated financial statements under Item 18 of this annual report for further discussion of decommissioning liabilities. The total of our decommissioning liabilities are based on management’s best estimate of costs to remediate, reclaim, and abandon our wells and facilities. The costs will be incurred over the operating lives of the assets with the majority being at or after the end of reserve life. Please refer to Item 5F “Tabular Disclosure of Contractual Obligations” for the payments due for each of the next five years and thereafter in respect of our decommissioning liabilities.

Goodwill

Goodwill is recorded when the purchase price of an acquired business exceeds the fair value of the net identifiable assets and liabilities of that acquired business. At December 31, 2014, Harvest had $353.1 million (2013 - $379.8 million) of goodwill on the balance sheet related to the Upstream segment, a decrease of $26.7 million as a result of a disposition of certain oil and gas properties (see the “Property Dispositions & Acquisitions” section above). The goodwill balance is assessed annually for impairment or more frequently if events or changes in circumstances occur that would reasonably be expected to reduce the fair value of the acquired business to a level below its carrying amount. Management has assessed goodwill for impairment and determined that there is no impairment at December 31, 2014.

Investments in Joint Arrangements

On April 23, 2014, Harvest entered into the DBP and HKMS joint ventures with KERR, where Harvest contributed selected assets with upside development potential and KERR contributed cash for both infrastructure and development capital. These unique partnerships allow Harvest to grow its core business region while conserving capital. The principal place of operations for both DBP and HKMS is in Canada.

Deep Basin Partnership

DBP was established for the purposes of exploring, developing and producing from certain oil and gas properties in the Deep Basin area in Northwest Alberta. On April 23, 2014, Harvest contributed certain producing and non-producing properties to DBP in exchange for 467,386,000 of common partnership units (82.32% ownership interest), while KERR contributed $100.4 million for 100,368,000 preferred partnership units (17.68% ownership interest). On August 29, 2014, KERR contributed an additional $32.9 million to the DBP for an additional 32,913,506 preferred partnership units increasing KERR’s ownership interest to 22.19% and diluting Harvest’s ownership interest to 77.81% .

Amounts contributed by KERR are being spent by the DBP to purchase land, drill and develop partnership properties in the Deep Basin area. As the initial funding from KERR is consumed and additional funds are required to fund the entire agreed initial multi-year development program, Harvest will be obligated to fund the balance of the program from its share of partnership distributions. At December 31, 2014, Harvest received a total of $2.3 million in distributions from the DBP.

The preferred partnership units provide KERR certain preference rights, including a put option right exercisable after 10.5 years, whereby KERR could cause DBP to redeem all its preferred partnership units for consideration equal to its initial contribution plus a minimum after-tax internal rate of return of two percent. If DBP does not have sufficient funds to complete the redemption obligation and after making efforts to secure funding, whether via issuing new equity, entering into a financing arrangement or selling assets, the partnership can cash-call Harvest to meet such obligation (the “top-up obligation”). This obligation could also arise upon the termination of this arrangement. This top-up obligation is accounted for by Harvest at fair value through profit and loss and is estimated using a probabilistic model of the estimated future cash flows of the DBP. The cash flow forecast is based on management’s internal assumptions of the volumes, commodity prices, royalties, operating costs and capital expenditures specific to the DBP. As at December 31, 2014, the fair value of the top-up obligation was estimated as $nil, therefore, no top-up obligation was recorded by Harvest. Once KERR achieves the minimum after-tax internal rate of return on its investment, Harvest is entitled to increased return on its investment.

Harvest derives its income or loss from its investment in the DBP based upon Harvest’s share in the change of the net assets of the joint venture. Harvest’s share of the change in the net assets does not directly correspond to its ownership interest of 77.81% because of contractual preference rights to KERR. Considering that fact, Harvest’s share of the production of the DBP are as follows:

	DBP volumes	Harvest's share
Three months ended December 31, 2014 (boe/d)	1,214	945
Period between April 23 - December 31, 2014 (boe/d)	1,520	1,183

During the second half of the 2014 year, DBP drilled 9 gross and net wells in the Deep Basin, targeting the Cadotte, Dunvegan, Falher and Montney locations. All wells were horizontal, multi-stage fracture stimulated wells targeting liquids rich gas. Production from these wells is processed through the new HKMS gas plant that was completed in early 2015.

HKMS Partnership

HKMS was formed for the purposes of constructing and operating a gas processing facility, which is primarily used to process the gas produced from the properties owned by the Deep Basin Partnership. A gas processing agreement was entered by the two partnerships. For the HKMS Partnership, KERR initially contributed $22.6 million on April 23, 2014 for 22,632,000 partnership units, which represented 34.82% of the outstanding partnership units. On August 29, 2014, KERR contributed an additional $7.4 million to HKMS for an additional 7,421,673 partnership units increasing KERR’s ownership interest to 46.24% . The remaining 53.76% (34,946,327 partnership units) will be contributed by Harvest as cash is required for the completion of construction of the gas processing facility. On the earlier of 10.5 years after the formation of HKMS or when KERR achieves specified internal rate of return, Harvest will have the right but not the obligation to purchase all of KERR’s interest in HKMS Partnership for nominal consideration. As at December 31, 2014, $26.7 million of contribution has been made by Harvest to the HKMS partnership. The remaining $8.2 million of committed cash contribution will be contributed to HKMS in 2015.

For the year ended December 31, 2014, Harvest recognized a loss of $4.7 million, from its investment in these joint ventures. Harvest has contributed cash and selected assets with upside development potential, while the investors have contributed cash for both infrastructure and development capital. This allows Harvest to retain exposure to potential upside and allows Harvest to grow its core business region while conserving capital. Strategically, the HKMS facility provides the DBP an advantage of access to firm processing capability, the ability to extract maximum liquids from the natural gas produced by DBP and will allow DBP to pursue both acquisition and drilling opportunities in the region. See note 11 of the December 31, 2014 audited consolidated financial statements in Item 18 of this annual report for discussion of the accounting implications of these joint arrangements.

BLACKGOLD OILSANDS

Capital Asset Additions

	Year Ended December 31
($ millions)	2014	2013	2012
Well equipment, pipelines and facilities	198.8	404.0	93.1
Pre-operating costs	32.2	0.6	—
Drilling and completion	6.3	13.7	56.6
Capitalized borrowing costs and other	46.2	26.2	14.4
Total BlackGold additions	283.5	444.5	164.1

During 2014, Harvest focused on the construction of the CPF and spent $198.8 million (2013 - $404.0 million, 2012 - $93.1 million) on the related well equipment, pipelines and facilities.

Oil Sands Project Development

Harvest is developing its BlackGold oil sands CPF under the engineering, procurement and construction (“EPC”) contract. Initial drilling of 30 steam assisted gravity drainage (“SAGD”) wells (15 well pairs) was completed by the end of 2012 and the majority of the well completion activities were completed by the end of 2014. More SAGD wells will be drilled in the future to compensate for the natural decline in production of the initial well pairs and maintain the Phase 1 production capacity of 10,000 bbl/d. Subsequent to December 31, 2014, construction has been substantially completed, including the building of the CPF plant site, well pads, and connecting pipelines. The CPF was mechanically completed in early 2015. Minor pre-commissioning activities will continue at a measured pace throughout 2015 and first steam will occur once the heavy oil price environment becomes favourable. Phase 2 of the project, which is targeted to increase production capacity to 30,000 bbl/d, received all required regulatory approvals in 2013.

As at December 31, 2014, Harvest has incurred $659.5 million on the EPC contract from inception to date. After the accounting impact of the deferred liability described below, Harvest has recorded $642.2 million of costs for the EPC contract and has recorded $1,014.4 million of costs on the entire project since acquiring the BlackGold assets in 2010. This $1,014.4 million includes certain Phase 2 pre-investment which is expected to improve the capital efficiency over the project lifecycle. Under the EPC contract, a maximum of approximately $101 million of the EPC costs will be paid in equal installments, without interest, over 10 years commencing on the completion of the EPC work in 2015. The liability is considered a financial liability and is initially recorded at fair value, which is estimated as the present value of all future cash payments discounted using the prevailing market rate of interest for similar instruments. As at December 31, 2014, Harvest recognized a liability of $77.8 million (December 31, 2013 - $76.2 million) using a discount rate of 4.5% (December 31, 2013 - 4.5%) .

The BlackGold project faces similar cost and schedule pressures as other oil sand projects. Please refer to Item 3D “Risk Factors” for further discussion of risks related to the BlackGold project.

Decommissioning Liabilities

Harvest’s BlackGold decommissioning liabilities at December 31, 2014 were $47.5 million (2013 - $34.3 million) relating to the future remediation, abandonment, and reclamation of the SAGD wells and central processing facilities. Please see note 16 of the audited annual consolidated financial statements under Item 18 of this annual report for further discussion of decommissioning liabilities. The total of our decommissioning liabilities are based on management’s best estimate of costs to remediate, reclaim, and abandon our wells and facilities. The costs will be incurred over the operating lives of the assets with the majority being at or after the end of reserve life. Please refer to the “Contractual Obligations and Commitments” under Item 5F for the payments due for each of the next five years and thereafter in respect of our decommissioning liabilities.

DISCONTINUED OPERATIONS
DOWNSTREAM

The Downstream financial and operating results discussed below and elsewhere in the annual report for the year 2014 represents the period from January 1, 2014 to November 13, 2014, as the Downstream segment was disposed of on November 13, 2014.

Summary of Financial and Operational Results

	Year Ended December 31
(in $ millions except where noted)	2014	2013	2012
FINANCIAL
Refined products sales(1)	3,432.1	4,416.9	4,752.1
Purchased products for processing and resale(1)	3,250	4,327.4	4,520.3
Gross margin(2)	182.1	89.5	231.8

Expenses
Operating(3)	107.4	126.4	121.9
Power and purchased energy	102.4	106.7	140.7
Marketing	6.0	5.4	4.4
General and administrative	0.5	0.6	0.6
Depreciation and amortization	12.8	82.8	108.9
Gain on dispositions of PP&E	(0.2)	(0.2)	–
Impairment of property, plant and equipment	179.3	458.9	535.5
Operating loss(2)	(226.1)	(691.1)	(680.2)

Capital asset additions	27.8	53.2	54.2

OPERATING
Feedstock volume (bbl/d)(4)	86,520	98,081	103,355

Yield (% of throughput volume)(5)
Gasoline and related products	32%	31%	31%
Ultra low sulphur diesel and jet fuel	37%	37%	40%
High sulphur fuel oil	28%	29%	27%
Total	97%	97%	98%

Average refining gross margin (US$/bbl)(6)	4.43	1.07	4.87

(1)

Refined product sales and purchased products for processing and resale are net of intra-segment sales of $491.1 million for the year ended December 31, 2014 (2013 - $555.4 million, 2012 - $569.6), reflecting the refined products produced by the refinery and sold by the marketing division.

(2)	These are non-GAAP measures; please refer to “Non-GAAP Measures” in this annual report.
(3)

Operating expense for the year ended December 31, 2012 has been increased by $1.1 million as a result of the retroactive application of accounting standard IAS 19R Employee Benefits. See note 2 of the audited consolidated financial statements included within Item 18 of this annual report for further discussion.

(4)	Barrels per day are calculated using total barrels of crude oil feedstock and vacuum gas oil.
(5)	Based on production volumes after adjusting for changes in inventory held for resale.
(6)	Average refining gross margin is calculated based on per barrel of feedstock throughput.

Refining Benchmark Prices

	Year Ended December 31
	2014	2013	2012
WTI crude oil (US$/bbl)	93.00	97.97	94.21
Brent crude oil (US$/bbl)	99.48	108.75	111.67
Argus sour crude index (“ASCI”) (US$/bbl)	92.37	102.02	106.73
Brent – WTI differential (US$/bbl)	6.48	10.78	17.46
Brent – ASCI differential (US$/bbl)	7.11	6.73	4.94
Refined product prices
RBOB (US$/bbl)	110.70	119.11	124.01
Heating Oil (US$/bbl)	117.15	125.76	130.23
High Sulphur Fuel Oil (US$/bbl)	84.04	93.15	99.64
U.S. / Canadian dollar exchange rate	0.905	0.971	1.001

Summary of Gross Margin

	Year Ended December 31
	2014			2013			2012
		Volumes			Volumes			Volumes
		(million			(million			(million
			(US$/bbl)			(US$/bbl)			(US$/bbl)
(in $ millions except where noted)		bbls)			bbls)			bbls)
Refinery
Sales
Gasoline products	1,111.7	9.1	110.69	1,446.00	12.3	113.83	1,529.20	12.8	119.42
Distillates	1,442.8	11.0	119.08	1,833.20	14.5	122.76	2,083.70	16.1	129.24
High sulphur fuel oil	633.5	6.8	84.32	759.3	8.3	89.28	899.8	9.5	95.66
Other(1)	126.2	1.1	100.91	249.4	2.2	109.39	116	1	113.79
Total sales	3,314.2	28.0	107.18	4,287.90	37.3	111.6	4,628.70	39.4	117.62
Feedstock (2)
Crude oil	2,885.8	27.0	96.90	3,645.80	33.4	105.9	3,858.30	35.5	108.79
Vacuum Gas Oil (“VGO”)	55.1	0.5	105.05	270.5	2.4	110.81	274.3	2.3	117.93
Total feedstock	2,940.9	27.5	97.04	3,916.30	35.8	106.22	4,132.60	37.8	109.36
Other(3)	239.0			332.1			312.1
Total feedstock and other costs	3,179.9			4,248.40			4,444.70
Refinery gross margin(4)	134.3		4.43	39.5		1.07	184		4.87

Marketing
Sales	609.0			684.4			693
Cost of products sold	561.2			634.4			645.2
Marketing gross margin(4)	47.8			50.0			47.8

Total gross margin(4)	182.1			89.5			231.8

(1)	Includes sales of vacuum gas oil and hydrocracker bottoms.
(2)	Cost of feedstock includes all costs of transporting the crude oil to the refinery in Newfoundland.
(3)	Includes inventory adjustments, additives and blendstocks and purchase of product for local sales.
(4)	This is a non-GAAP measure; please refer to “Non-GAAP Measures” in this annual report.

Throughput analysis

2014-2013

The average throughput rate for the year ended December 31, 2014 was 86,520 bbl/d, a 12% decrease from the 98,081 bbl/d in the prior year. The lower daily average throughput rate for 2014 is a consequence of a power outage in January, an unplanned outage in the last week of March, a planned three week outage on the platformer unit for regular maintenance followed by an unplanned ten day outage on the isomax unit.

2013-2012

The average throughput rate for the year ended December 31, 2013 was 98,081 bbl/d, a 5% decrease from the 103,355 bbl/d in the prior year. The lower daily average throughput rate for 2013 is a consequence of isomax and crude unit outages in October, the four-week sulphur recovery unit (“SRU”) and hydrocracker unit outage in July to repair a leak on the SRU reactor, an unplanned two-week outage in February due to a power failure during a storm and reduced rates following this outage due to weak economic conditions in the second quarter.

The table below provides a comparison between the product crack spread realized by our refinery and the benchmark crack spread for the years ended December 31, with both crack spreads referring to the price of Brent crude oil.

	Year Ended December 31
	2014			2013			2012
	Refinery	Benchmark(1)	Difference	Refinery	Benchmark(1)	Difference	Refinery	Benchmark(1)	Difference
Gasoline products (US$/bbl)	13.65	11.22 (2)	2.43	7.6	10.36 (2)	(2.75)	10.06	12.34 (2)	(2.28)
Distillates (US$/bbl)	22.04	17.67 (2)	4.37	16.54	17.01 (2)	(0.47)	19.88	18.56 (2)	1.32
High Sulphur Fuel Oil
(US$/bbl)	(12.72)	(15.44)(3)	2.72	(17.76)	(15.60)(3)	(2.16)	(13.70)	(12.03)(3)	(1.67)

(1)	Benchmark product crack is relative to Brent crude oil.
(2)	RBOB benchmark market price sourced from Platts.
(3)	High Sulphur Fuel Oil benchmark market price sourced from Platts. Our high sulphur fuel oil normally contains a higher sulphur content than the 3% content reflected in the benchmark price.

Downstream’s product crack spreads are different from the above noted benchmarks due to several factors, including the timing of actual sales and feedstock purchases differing from the calendar month benchmarks, transportation costs, sour crude differentials, quality differentials and variability in the throughput volume over a given period of time. The refinery sales also include products for which market prices are not reflected in the benchmarks. Downstream’s crack spreads for gasoline products and distillates in the above tables include the actual cost of renewable identification numbers (“RIN”) that are necessary to meet blending requirements for RBOB gasoline and ultra-low sulphur diesel (“ULSD”) in the US market as mandated by the US government. Our average RINs cost for the 2014 year to date was approximately US$2.00/bbl (2013 - US$2.50/bbl, 2012 - US$0.75/bbl) for RBOB gasoline and US$2.10/bbl (2013 - US$3.00/bbl, 2012 - US$0.55/bbl) for ULSD products.

The overall gross margin is also impacted by the purchasing of blendstocks to meet summer gasolines specifications, additives to meet product specifications, the build of unfinished saleable products which are recorded at a value lower than cost, and inventory write-downs and reversals. These costs are included in “other costs” in the Summary of Gross Margin Table above.

Gross margin analysis

2014-2013

The refinery gross margin for the year ended December 31, 2014 was significantly higher than the $39.5 million as reported in the prior year due to higher realized product margins.

Our crude feedstock differential for the year ended December 31, 2014 is slightly lower than the differentials in 2013. Our realized sour crude differential of US$2.58/bbl for the year ended December 31, 2014 is US$0.27/bbl lower than our sour crude differential of US$2.85/bbl in the prior year. The narrowing realized differential is the result of processing more higher priced light sweet crudes which comprised 26% of our feedstock crude slate this year as compared to 21% in 2013. The improved yields normally associated with processing light sweet crudes (higher yield of the high value light end products and a lower yield of the low value heavy products) have been offset by outages on the refinery units in both years.

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

Operating Expenses

				Year Ended December 31
	2014			2013			2012
($ millions)	Refining	Marketing	Total	Refining	Marketing	Total	Refining	Marketing	Total
Operating cost	88.5	18.9	107.4	104.8	21.6	126.4	101.7	20.2	121.9
Power and purchased energy	102.4	–	102.4	106.7	–	106.7	140.7	–	140.7
	190.9	18.9	209.8	211.5	21.6	233.1	242.4	20.2	262.6
($/bbl of feedstock throughput)
Operating cost	3.23	–	–	2.92	–	–	2.69	–	–
Power and purchased energy	3.73	–	–	2.98	–	–	3.72	–	–
	6.96	–	–	5.90	–	–	6.41	–	–

The refining operating cost per barrel of feedstock throughput increased by 11% for the year ended December 31, 2014 as compared to 2013 mainly as a result of decreased throughput in 2014. In 2013 the refining operating cost per barrel of feedstock throughput increased by 9% as compared to the year 2012, reflecting lower throughput volumes in 2013.

Purchased energy, consisting of LSFO and electricity, is required to provide heat and power to refinery operations. The purchased energy cost per barrel of feedstock throughput increased by 25% respectively during the year ended December 31, 2014 from 2013. The purchased energy cost per barrel of feedstock throughput decreased by 20% during 2013 as compared to 2012, mainly due to a lower volume of purchased energy as a result of a higher consumption of produced fuel, combined with lower prices and lower throughput rates in 2013.

Capital Asset Additions

Capital asset additions for the year ended December 31, 2014 totaled $27.8 million (2013 - $53.2 million, 2012 - $54.2 million), which related to various capital projects. The capital additions were lowest in 2014 due to the minimal capital spending prior to the sale of the Downstream segment.

Depreciation and Amortization Expense

	Year Ended December 31
($ millions)	2014	2013	2012
Refining	10.3	79.0	105.3
Marketing	2.5	3.8	3.6
Total depreciation and amortization	12.8	82.8	108.9

Depreciation and amortization expense decreased $70.0 million for the year ended December 31, 2014 as compared to 2013. Depreciation and amortization expense also decrease by $26.1 million in 2013 from 2012. These decreases are primarily due to the $458.9 million and $535.5 million impairments of refinery property, plant and equipment which occurred in the fourth quarters of 2013 and 2012, respectively. The process units were amortized over an average useful life of 20 to 35 years and turnaround costs are amortized to the next scheduled turnaround.

Currency Exchange

As Downstream operations’ functional currency is denominated in U.S. dollars, the strengthening (weakening) of the U.S. dollar resulted in unrealized currency exchange gains (losses) from its decommissioning liabilities, pension obligations, accounts payable and other balances that are denominated in Canadian dollars. The U.S. dollar also strengthened at December 31, 2014 as compared to December 31, 2013 resulting in an unrealized foreign exchange gain of $21.6 million (2013 - $34.3 million, 2012 - $8.6 million loss ).

The cumulative translation adjustment in other comprehensive income represents the translation of the Downstream operations’ U.S. dollar functional currency financial statements to Canadian dollars. During the year ended December 31, 2014, Downstream incurred a net cumulative translation loss of $9.9 million (2013 - gain of $7.9 million, 2012 – loss of $17.7 million), respectively, reflecting the changes in the Canadian dollar relative to the U.S. dollar on Harvest’s net investment in the Downstream segment at December 31, 2014 compared to December 31, 2013.

Disposition of the Downstream Segment and Impairment on PP&E and other

Downstream operations included the purchase and refining of crude oil at a medium gravity sour crude oil hydrocracking refinery, and the sale of the refined products to commercial, wholesale and retail customers. Downstream was located in the Province of Newfoundland and Labrador. On November 13, 2014, Harvest closed the sale of the Downstream segment for net proceeds of approximately $70.5 million subject to post-closing adjustments. The Downstream segment has been classified as discontinued operations as at December 31, 2014.

The purchase and sale agreement to sell the Downstream segment triggered an impairment and onerous contract assessment during the third quarter of 2014. As a result of this assessment an onerous contract provision was recorded in the third quarter of 2014. Downstream recorded a $179.3 million impairment loss for the year ended December 31, 2014 (2013 - $458.9 million, 2012 - $535.5 million) of the Downstream segment relating to the PP&E to reflect a recoverable amount of $nil at December 31, 2014. This amount has been included in the operating loss from discontinued operations. Also see note 7, Discontinued Operations of the December 31, 2014 audited consolidated financial statements in Item 18.

Upon the disposal of the Downstream segment, a $44.1 million cumulative foreign translation adjustment loss was reclassified from accumulated other comprehensive income to the loss on disposal of the Downstream segment. Harvest recognized a loss on disposal of the Downstream segment of $56.6 million during the fourth quarter and year ended December 31, 2014.

As it was no longer probable for Downstream to utilize the deferred tax assets of $92.1 million, it was written down to $nil during the third quarter of 2014. Harvest also completed a strategic tax planning transaction during the third quarter of 2014, which resulted in an increase of deferred tax assets in the amount of $247.6 million. See note 18, Income Taxes of the December 31, 2014 audited consolidated financial statements in Item 18.

CORPORATE

Cash Flow Risk Management

The Corporation at times enters into natural gas, crude oil, electricity and foreign exchange contracts to reduce the volatility of cash flows from some of its forecast sales and purchases, and when allowable, will designate these contracts as cash flow hedges. The following is a summary of Harvest’s risk management contracts outstanding at December 31:

2014

Contracts Designated as Hedges (fair value in $ millions)

Contract Quantity	Type of Contract	Term	Contract Price	Fair Value
5,400 GJs/day	AECO swap	Jan – Dec 2015	$3.65/GJ	$1.9

Contracts Not Designated as Hedges (fair value in $ millions)

Contract Quantity	Type of Contract	Term	Contract Price	Fair Value
30 MWh	AESO power swap	Jan – Dec 2015	$47.75/MWh	($1.2)

2013

Contracts Designated as Hedges (fair value in $ millions)

Contract Quantity	Type of Contract	Term	Contract Price	Fair Value
36,750 GJs/day	AECO swap	Jan – Dec 2014	$3.71/GJ	$0.2

Contracts Not Designated as Hedges (fair value in $ millions)

Contract Quantity	Type of Contract	Term	Contract Price	Fair Value
30 MWh	AESO power swap	Jan – Dec 2014	$55.29/MWh	($0.5)

The following is a summary of Harvest’s realized and unrealized (gains) losses on risk management contracts for years ending December 31:

	Year Ended December 31
($ millions)	2014					2013					2012
Realized (gains) losses		Crude		Natural			Crude		Natural		Crude
recognized in:	Power	Oil	Currency	Gas	Total	Power	Oil	Currency	Gas	Total	Oil	Currency	Total
Revenues	—	(10.7)	—	7.7	(3.0)	—	3.3	—	(7.2)	(3.9)	(29.6)	—	(29.6)
Risk management
(gains) losses	1.6	—	(0.2)	—	1.4	(3.1)	(0.4)	(1.4)	—	(4.9)	(2.1)	0.5	(1.6)
Unrealized (gains) losses
recognized in:
OCI, before tax	—	(10.6)	—	5.9	(4.7)	—	3.3	—	(5.7)	(2.4)	(12.2)	—	(12.2)
Risk management
losses	0.7	—	—	—	0.7	0.5	—	—	—	0.5	1.1	—	1.1

Financing Costs

	Year Ended December 31
($ millions)	2014	2013	2012
Credit facility	25.0	20.3	17.2
Convertible debentures	—	14.9	47.7
6⅞% senior notes	40.3	37.4	36.2
2⅛% senior notes(1)	19.6	11.7	—
Related party loans	20.2	8.1	2.9
Amortization of deferred finance charges and other	1.6	1.4	1.5
Interest and other financing charges(2)	106.7	93.8	105.5
Accretion of decommission and environmental remediation liabilities	22.0	21.8	20.2
Gain on redemption of convertible debentures	—	(3.6)	—
Less: capitalized interest	(33.4)	(19.8)	(13.5)
Total finance costs(2)	95.3	92.2	112.2

(1)	Includes guarantee fee to KNOC.
(2)	Excludes discontinued operations of the Downstream segment.

Interest expense on Harvest’s Credit Facility has been increasing due to the higher average amount of loan principal outstanding as compared to the prior year.

No interest has been paid on convertible debentures in 2014 as all remaining convertible debentures were redeemed in the second quarter 2013. Interest expense on the convertible debentures for the year ended December 31, 2013 decreased by $32.8 million as compared to 2012 as a result of two series of convertible debentures being early redeemed in April and one series of convertible debentures being redeemed in June of 2013. A $3.6 million gain was recognized on the early redemptions of the convertible debentures in 2013.

The finance costs on the 2⅛% senior notes have increased for the year ended December 31, 2014 as the notes were issued in May of 2013 and now full-period interest has been accrued for the 2014 year.

The finance costs on related party loans has increased in 2014 due to the additional borrowings in February and June 2014, under the KNOC subordinated agreement. See discussion in the “Related Party Transaction” section of this annual report. During the year ended December 31, 2014, interest expense of $33.4 million was capitalized to BlackGold. In 2013, $19.8 million was capitalized to BlackGold. The increase in capitalized interest for the year ended December 31, 2014 is mainly due to the increase in our long-term borrowings attributable to BlackGold. In 2012, $13.5 million of interest expense was capitalized relating to both BlackGold and Downstream’s debottlenecking project. The increase in capitalized interest from 2012 to 2013, was mainly due to increased capital expenditures for the BlackGold project, partially offset by the decrease of qualifying Downstream capital expenditures and a lower weighted average interest rate.

Please refer to note 15(c)(iv) of the audited annual consolidated financial statements under Item 18 for sensitivity analysis on Harvest’s exposure to interest rates.

Currency Exchange

	Year Ended December 31
($ millions)	2014	2013	2012
Realized losses on foreign exchange(1)	1.5	3.5	(0.9)
Unrealized losses on foreign exchange(1)	124.9	75.2	(9.8)
	126.4	78.7	(10.7)

(1)	Excludes discontinued operations of the Downstream segment.

Currency exchange gains and losses are attributed to the changes in the value of the Canadian dollar relative to the U.S. dollar on the U.S. dollar denominated 6⅞% and 2⅛% senior notes, the ANKOR related party loan and on any U.S. dollar denominated monetary assets or liabilities. The Canadian dollar weakened for the year ended December 31, 2014 as compared to the US dollar as at December 31, 2013 resulting in an unrealized foreign exchange loss of $124.9 million (2013 – $75.2 million loss, 2012 – $9.8 million gain). Harvest recognized a realized foreign exchange loss of $1.5 million for the year ended December 31, 2014 (2013 – $3.5 million loss, 2012 – $0.9 million gain) as a result of the settlement of U.S. dollar denominated transactions.

Please refer to 15(c)(iv) of the audited annual consolidated financial statements under Item 18 for sensitivity analysis on Harvest’s exposure to foreign exchange rates.

Deferred Income Taxes

For the year ended December 31, 2014 Harvest recorded deferred income tax recoveries from its Upstream operations of $324.9 million (2013 - $39.4 million, 2012 - $23.1 million). The large increase in Harvest’s deferred income tax recovery is mainly due to the net result of a strategic tax reorganization undertaken during the third quarter of 2014 in which $247.6 million of deferred tax assets were recognized in the Upstream segment. See the “Disposition of the Downstream Segment and Impairment Loss” section of this item for further discussion.

Harvest’s deferred income tax asset (liability) will fluctuate during each accounting period to reflect changes in the temporary differences between the book value and tax basis of assets and liabilities. Currently, the principal sources of temporary differences relate to the Corporation’s property, plant and equipment, decommissioning liabilities and the unclaimed tax pools. For further discussion, see note 18 of the audited consolidated financial statements for the year ended December 31, 2014 under Item 18 of this annual report.

B.	Liquidity and Capital Resources

LIQUIDITY

Cash Flow Analysis

The Corporation’s liquidity needs are met through the following sources: cash generated from operations, proceeds from asset dispositions, joint arrangements, borrowings under the credit facility, related party loans, long-term debt issuances and capital injections by KNOC. Harvest’s primary uses of funds are operating expenses, capital expenditures, and interest and principal repayments on debt instruments.

Cash flows for continuing and discontinued operations are presented on a combined basis in the consolidated financial statements under Item 18. Cash flow from operating activities for the year ended December, 2014 was $482.9 million (2013 – $200.6 million, 2012 – $442.8 million). The increase for the year ended December 31, 2014 is mainly a result of the decrease in cash deficiency in the Downstream segment and the increase in the change in non-cash working capital. The decrease in 2013 from 2012 can be explained by the reduction of Upstream’s cash contribution and the increase of Downstream’s cash deficiency. Downstream cash used in operating activities was $60.0 million for the year ended December 31, 2014 (2013 – $177.4 million, 2012 – $52.9 million).

Cash contribution from Harvest’s Upstream operations for the year ended December 31, 2014 was $485.4 million, (2013 – $518.2 million, 2012 – $581.9 million). The 2014 year to date Upstream cash contribution decreased from prior year mainly due to lower sales volumes, partially offset by higher realized prices than 2013. The decrease between 2013 and 2012 was mainly driven by lower sales volumes, partially offset by higher operating netback per boe. Please see Item 5A “Operating Netback” for further discussion.

Cash deficiency from Harvest’s Downstream operations for year ended December 31, 2014 was $36.2 million (2013 – $152.4 million, 2012 – $41.7 million). The decrease in Downstream’s cash deficiency from 2013 to 2014 was mainly due to a higher average refining gross margin for the year to date, most of which occurred in the first and third quarters of 2014, partially offset by the decrease in throughput volume. The increase in Downstream’s cash deficiency in 2013 was mainly due to lower average refining gross margin per bbl and poorer yield mix, partially offset by decrease in throughput volume as compared to the prior year. See the “Cash Contribution (Deficiency) from Operations” section of this annual report for further detail.

Cash used in financing activities for the year ended December 31, 2014 was $61.7 million (2013 – $367.8 million cash from financing activities, 2012 – $196.0 million cash from financing activities). Harvest’s net repayment to the credit facility was $169.4 million during the year ended December 31, 2014 (2013 – $293.8 million net borrowing, 2012 – $135.1 million net borrowing). The funds used to repay the credit facility in 2014 mainly came from the $167.0 million net proceeds of the property disposition in the third quarter of 2014 (see the “Property Dispositions & Acquistitions” paragraphs in the Upstream section of this item) and incremental drawings under the KNOC subordinated loan during the year. Further discussion of Harvest’s financing activities liquidity-related events are described below in the “Liquidity Analysis” section.

Cash spent on investing activities for the year ended December 31, 2014 was $420.2 million (2013 – $576.0 million, 2012 – $637.8 million). Harvest funded $718.2 million of capital expenditures for the year ended December 31, 2014 (2013 –$758.1 million, 2012 – $661.2 million) with cash generated from operating activities, property dispositions and borrowings under the Credit Facility. Further discussion of Harvest’s investing activities are described above in the “Capital Asset Additions” sections in each of our three operating segments.

As a result of the absence of cash outflows from discontinued operations, Harvest no longer has a commitment to fund cash deficiencies from the Downstream segment and will allow the Corporation to focus on its Upstream business. See note 7, “Discontinued Operations” in the annual audited consolidated financial statements in Item 18 of this annual report for cash flow details from discontinued operations.

Liquidity Analysis

Harvest ensures its liquidity through the management of its capital structure, seeking to balance the amount of debt and equity used to fund investment in each of our operating segments. Harvest evaluates its capital structure using the same financial covenant ratios as the ones externally imposed under the Corporation’s Credit Facility. The Corporation continually monitors its credit facility covenants and actively takes steps, such as reducing borrowings, increasing capitalization, amending or renegotiating covenants as and when required, to ensure compliance. Harvest was in compliance with all debt covenants at December 31, 2014.

Harvest had a working capital deficiency of $300.5 million as at December 31, 2014, as compared to a $75.4 million deficiency at December 31, 2013, mainly due to the disposal of the Downstream segment and the increase in accounts payable for amounts owing to DBP and HKMS, which were not present at December 31, 2013 and higher capital accruals. Harvest’s working capital is expected to fluctuate from time to time, and will be funded from cash flows from operations and borrowings from its credit facility, and loan from KNOC, as required. Due to the decline in commodity prices in late 2014, Harvest plans to manage its working capital by actively managing its capital program, delaying first steam for the BlackGold project until the heavy oil prices become favorable, and seeking opportunities to reduce operating and G&A expenses throughout 2015.

The following liquidity-related events occurred in 2014 up to the date of this annual report (also see Item 4A “Recent Developments”):

•	On February 28, 2014, Harvest borrowed $80.0 million under the subordinated loan agreement with KNOC and borrowed a further $40.0 million on June 18, 2014 (see the “Related Party Loans” section). These funds were partly used to repay a portion of the credit facility.
•	On April 15, 2014, Harvest amended its Credit Facility primarily to accommodate the progression of partnership and joint venture arrangements for the development of lands. Certain elements of the financial covenants were also amended. See “Capital Resources” below for details and Item 10C “Material Contracts” for a summary of the terms of the Credit Facility.
•	On April 2, 2015, Harvest entered into an US$171 million loan agreement with KNOC repayable within one year from the date of the first drawing.
•	On April 22, 2015, Harvest amended the terms of its Credit Facility and replaced it with a $940 million syndicated revolving credit facility maturing April 30, 2017. The Amended Credit Facility is guaranteed by KNOC. Under the Amended Credit Facility, applicable interest and fees will be based on a margin pricing grid based on the Moody’s and S&P credit ratings of KNOC. The financial covenants under the Credit Facility were deleted and replaced with a new covenant: Total Debt to Capitalization ratio of 70% or less.

Harvest expects to meet its current and long term cash requirements and financial obligations with cash from operations, the undrawn borrowing room under the Amended Credit Facility, the 2015 KNOC loan, and proceeds from asset dispositions and joint arrangements. In addition, Harvest plans to refinance its long term debt(s) as they become due. However, Harvest’s continued liquidity is subject to various risks (see Item 3D “Risk Factors”).

CAPITAL RESOURCES

The following table summarizes the Corporation’s capital structure as at December 31, 2014 and 2013:

(in $ millions except where noted)	December 31, 2014	December 31, 2013
Credit facility(1)	620.7	788.5
6⅞% senior notes (US$500 million)(1)(2)	580.1	531.8
2⅛% senior notes (US$630 million)(1)(2)	730.9	670.1
Related party loans (US$170 million and CAD$200 million)(2)(3)	397.2	260.8
	2,328.9	2,251.2
Shareholder's equity
386,078,649 common shares issued	1,534.8	1,939.2
	3,863.7	4,190.4
Financial Ratios(4) (5)
Senior debt to annualized EBITDA	1.37	2.41
Annualized EBITDA to annualized interest expense	4.30	3.62
Senior debt to total capitalization	16%	22%
Total debt to total capitalization	49%	54%

(1)	Excludes capitalized financing fees
(2)	Face value converted at the period end exchange rate
(3)	As at December 31, 2013, related party loans comprised of US$170 million from ANKOR and CAD$80 million from KNOC.
(4)	Calculated based on Harvest’s credit facility covenant requirements (see note 12 of the December 31, 2014 annual consolidated financial statements under Item 18).
(5)	The financial ratios and their components are non-GAAP measures; please refer to the “Non-GAAP Measures” section of this annual report.

The outstanding securities of Harvest consist of the common shares and senior notes. The authorized capital consists of an unlimited number of common shares. All of the outstanding common shares are held by KNOC.

As of December 31, 2014, the most significant restrictions on dividends which could be paid by Harvest exist under the Credit Facility pursuant to provisions restricting Distributions (as defined thereunder). Distributions included dividends on Harvest shares. Under those restrictions, a dividend could be paid as follows:

1.

Total Debt to EBITDA basis: if the Total Debt (as defined in the Credit Facility) to Annualized EBITDA Ratio after such dividend would not exceed 2.5:1 (including for the purposes of calculations for the ratio, any debt to fund the dividend); Annualized EBITDA should be calculated as at the end of the most recent fiscal quarter prior to the dividend;

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

For the year ended December 31, 2014, Harvest has not paid any dividends. However, on the stipulated amount basis, Harvest would be permitted to pay dividends up to $150 million, since no Distribution has been made since April 29, 2011.

Credit Facility

On April 15, 2014, Harvest amended its Credit Facility to accommodate the progression of non-wholly owned partnership and joint arrangements for the development of lands. The amendments included provisions that allow the formation, operation and funding of partnerships that Harvest does not fully own, within specific parameters regarding the amount of assets and production contributed to such non-wholly owned partnership and joint venture arrangements. Limitation on distributions has been amended to allow distributions to Harvest or third parties by a joint venture partnership under specific provisions. The definitions for financial measures that are used in covenant ratios, including annualized EBITDA, total debt and senior debt have also been amended to accommodate the partnership and joint venture arrangements. In addition, the amendment removed Harvest’s option to cause the BlackGold assets to be removed from the security package of the credit facility, effectively enabling the Corporation to recognize equity related to BlackGold of $456.7 million as at December 31, 2014 for purposes of total capitalization, and specified an incremental amount of $229.5 million to be added to total capitalization for purposes of the total debt to total capitalization covenant, representing partial relief of the Downstream impairment charge incurred in 2013. See Item 10C “Material Contracts” for a summary of the terms of the Credit Facility.

At December 31, 2014, Harvest had $379.3 million (2013 - $211.5 million) of unutilized borrowing capacity under the credit facility. The unused borrowing capacity provided Harvest the flexibility to manage fluctuations in its liquidity needs, including working capital requirements.

On April 22, 2015, Harvest further amended its Credit Facility. Please see Item 10C “Material Contracts” for further details.

6⅞% Senior Notes

Harvest had $580.1 million (2013 - $531.8 million) of principal amount of US$500 million its 6⅞% Senior Notes outstanding at December 31, 2014. The 6⅞% Senior Notes are unsecured with interest payable semi-annually on April 1 and October 1 and mature on October 1, 2017. The 6⅞% Senior Notes are unconditionally guaranteed by all of Harvest’s wholly-owned subsidiaries that guarantee the revolving Credit Facility and every future restricted subsidiary that guarantee certain debt. The 6⅞% Senior Notes are redeemable at a redemption price equal to the greater of 100% of the principal amount of the 6⅞% Senior Notes being redeemed and a make-whole redemption amount calculated using a discount rate of 50 basis points over the reference treasury rate, plus a make-whole redemption premium, plus accrued and unpaid interest to the redemption date. Harvest may also redeem the notes at any time in the event that certain changes affecting Canadian withholding taxes occur.

There are covenants restricting, among other things, the sale of assets and the incurrence of additional indebtedness if such issuance would result in an interest coverage ratio, as defined, of less than 2.0 to 1. Notwithstanding the interest coverage ratio limitation, the incurrence of additional indebtedness may be permitted under certain incurrence tests. One provision allows Harvest’s incurrence of indebtedness under the Credit Facility or other future bank debt in an aggregate principal amount not to exceed the greater of $1.0 billion and 15% of total assets. In addition, the covenants of the senior notes restrict the amount of dividends Harvest can pay to shareholders; no dividends have been paid during the year ended December 31, 2014. At December 31, 2014, Harvest was in compliance with all covenants under the senior notes.

2⅛% Senior Notes

Harvest had $730.9 million (2013 - $670.1 million) of principal amount of US$630 million its 2⅛% Senior Notes outstanding at December 31, 2014. Interest on the 2⅛% senior notes is paid semi-annually on May 14 and November 14 of each year and are due on May 14, 2018. The 2⅛% senior notes are unconditionally and irrevocably guaranteed by Harvest’s parent company KNOC. A guarantee fee of 0.52% per annum of the principal balance is payable to KNOC semi-annually on May 14 and November 14 of each year.

Related Party Loan – KNOC Subordinated Loan

On December 30, 2013, Harvest entered into a subordinated loan agreement with KNOC to borrow up to $200 million at a fixed interest rate of 5.3% per annum. The full principal and accrued interest is payable on December 30, 2018. As of December 31, 2014, Harvest has drawn the full $200 million available under the loan agreement.

Related Party Loan – ANKOR

Harvest has a related party loan outstanding with the associated company ANKOR in the amount of US$170.0 million at a fixed interest rate of 4.62% . The principal balance and accrued interest is due October 2, 2017.

Please see “Liquidity Analysis” section above for subsequent events relating to Harvest’s capital resources. For Harvest’s treasury policies, see Item 11 “Quantitative and Qualitative Disclosures about Market Risks”.

C.	Research and Development

Not applicable.

D.	Trend Information

Production from our oil and gas properties is the primary determinant for the volume of sales during the year. There are a number of trends that have been developing in the oil and gas industry during the past several years that appear to be shaping the near future of the business.

The first trend is the volatility of commodity prices. Prices for crude oil and natural gas have continued to be volatile since the end of 2014. The surplus supply in the world oil market has led to a steady drop in price since mid-2014, decreasing more than 40% by the end of December 2014. The surplus resulted from continued strong growth in North American oil production in 2014, especially from the development of technology driven shale crude oil formations, which substantially outstripped weaker growth in oil demand. North America accelerated the construction of infrastructure (pipelines and rail networks) to move rising supply from the centre of the continent to the southwest of Texas to refineries location on the American cost of the Gulf of Mexico and the east coast of the United States, displacing crude oil imports into refineries along the U.S. Gulf coast. The continuing development of rail and pipeline infrastructure in the United States to move the increasing supply surplus from the mid-continent to refineries on the coasts contributed to a marked contraction in the price spread between WTI and Brent in 2014.

Natural gas is a commodity influenced by factors within North America. A tight supply demand balance for natural gas causes significant volatility in pricing, whereas higher than average storage levels tend to depress natural gas pricing. Drilling activity, weather, fuel switching and demand for electrical generation are all factors that affect the supply-demand balance. Recently, natural gas production has reached record levels due to the development of liquids rich plays across North America. Natural gas storage levels, which in 2014 were in deficit position as measured on a year-over-year basis, are now in a year-over-year surplus. Changes to any of these or other factors create price volatility. Crude oil is also influenced by the world economy, Organization of the Petroleum Exporting Countries' ("OPEC") ability to adjust supply to world demand and weather. Political events also trigger large fluctuations in price levels. Petroleum prices are expected to remain volatile for at least the near term as a result of market uncertainties over the supply and demand of these commodities due to the current state of the world economies, OPEC actions and ongoing geopolitical concerns.

The impact on the oil and gas industry from commodity price volatility is significant. During periods of high prices, producers generate positive cash flows to conduct active exploration and development programs. Increased commodity prices frequently translate into very busy periods for service suppliers triggering premium costs for their services. Purchasing land and properties similarly increase in price during these periods. During low commodity price periods, acquisition costs drop, as do internally generated funds to spend on exploration and development activities. With decreased demand, the prices charged by the various service suppliers also decline. World oil and gas prices are quoted in United States dollars and the price received by Canadian producers is therefore affected by the Canadian/U.S. dollar exchange rate, which will fluctuate over time. Material increases in the value of the Canadian dollar may negatively impact production revenues from Canadian producers. Such increases may also negatively impact the future value of such entities' reserves as determined by independent evaluators. Harvest continues to work with third party gas plant operators but expects some periodic interruption of natural gas and natural gas liquid production over the next few years until new capacity is brought online.

A second trend within the Canadian oil and gas industry is the "renewal" of private oil and gas companies starting up business. These companies often have experienced management teams from previous industry organizations that have disappeared as a part of the ongoing industry consolidation. Many are able to raise capital and recruit well qualified personnel. To the extent that this trend continues, we will have to compete with these companies and others to attract qualified personnel.

A third trend is the continued growth in the development of shale crude oil and natural gas formations using long reach horizontal wells with multiple staged simulated fractures. These shale developments generally involve the drilling of very deep wells with very long horizontal “legs” from well pads which allow for multiple wells to be drilled from one location. These developments are very expensive compared to shallow, vertical well developments that were historically used in the industry. If pricing for both crude oil and natural gas continues to be “soft” throughout 2015 and into 2016, it will be very challenging for smaller oil and gas companies to access debt or equity capital to fund development of these very expensive plays. This could lead to the consolidation of smaller oil and gas companies, acquisitions by larger oil and gas companies, or an increase in outright bankruptcies of smaller oil and gas companies.

The above trend information is based on assumptions that management believes to be reasonable in the light of the group’s operational and financial experience. However, no assurance can be given that the above trends will be realized. Past performance should not be relied on as an indicator of future performance. Please refer to Item 3D “Risk Factors” for the risks associated with Harvest.

E.	Off-Balance Sheet Arrangements

See “Investments in Joint Arrangements” section in this annual report and note 11, “Investment in Joint Ventures” in the December 31, 2014 audited consolidated financial statements under Item 18.

F.	Tabular Disclosure of Contractual Obligations.

Harvest has recurring and ongoing contractual obligations and commitments entered into in the normal course of operations including the purchase of assets and services, operating agreements, transportation commitments, sales commitments, royalty obligations, and land lease obligations. As at the end of December 31, 2014, Harvest has the following significant contractual commitments:

	Payments Due by Period
(millions of Canadian dollars)	1 year	2-3 years	4-5 years	After 5 years	Total
Debt repayments(1)	—	1,398.0	930.9	—	2,328.9
Debt interest payments(1) (2)	74.5	164.5	66.1	—	305.1
Purchase commitments(3)	23.4	20.0	20.0	40.0	103.4
Operating leases	5.2	16.0	14.6	42.1	77.9
Firm processing commitments	20.1	38.0	32.7	84.0	174.8
Firm transportation agreements	17.1	54.7	43.6	75.5	190.9
Employee benefits(4)	0.4	4.3	—	—	4.7
Decommissioning and environmental liabilities(5)	33.8	59.5	38.3	1,288.8	1,420.4
Total	174.5	1,755.0	1,146.2	1,530.4	4,606.1

(1)	Assumes constant foreign exchange rate.
(2)	Assumes interest rates as at December 31, 2014 will be applicable to future interest payments.
(3)	Relates to drilling and BlackGold oil sands project commitment.
(4)	Relates to the long-term incentive plan payments.
(5)	Represents the undiscounted obligation by period.

G.	Safe Harbor

See “SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS.”

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

The names, jurisdiction of residence, present positions and offices with Harvest and principal occupations during the past five years of the directors and executive officers of Harvest Operations as at the December 31, 2014 are set out in the table below.

Name and Jurisdiction	Position with Harvest
of Residence	Operations	Principal Occupation(s) and Other Relevant Experiences

Allan Buchignani Alberta, Canada	Director since May 2013

Mr. Buchignani is an accomplished executive with extensive experience in operations, strategic planning, profit & loss management and team building. Since 2009, he has acted as a consultant utilizing his leadership and business experience to advise management teams. From 2001 to 2009, Mr. Buchignani held senior positions with ENMAX Corporation and ENMAX Power Corporation. He has been a member of the STARS, Stoker Resources Ltd. and Furry Creek Power Ltd. boards.

Cheol Woong Choi Seoul, South Korea	Director since November 2014	Mr. Choi joined KNOC in 1996 and is currently Senior Manager, Accounting Team for KNOC. Prior thereto, he was Finance Director, KNOC Kazakhstan Group from 2008 to 2012.

Randall Henderson Alberta, Canada	Director since May 2013

Mr. Henderson is a senior finance executive and corporate director who has consulted to the boards of directors and executive management teams of both publicly traded and private entities since 2005. Since 2001, Mr. Henderson has served in either a full-time or consulting capacity as the Chief Financial Officer of several significant public and private entities. He is President of Henderson Corporate Financial Consulting Inc. Mr. Henderson has been a director and chairman of the audit committees of Cortex Business Solutions Inc. since 2010 and PGNX Capital Corp. from 2008 to 2014.

Chang-Seok Jeong Seoul, South Korea	Director since January 2012 and appointed Chairman of the Board in August 2013

Mr. Jeong has been Executive Vice President of Production Group at KNOC since January 2012 and Chairman of Dana Petroleum Plc. since 2013. Mr. Jeong worked in the Vietnam Office, Asia & Europe Production Department and the Overseas E&P Department as a General Manager & Managing Director from 2009 to 2011 at KNOC. Mr. Jeong joined KNOC in 1986.

Name and Jurisdiction	Position with Harvest
of Residence	Operations	Principal Occupation(s) and Other Relevant Experiences

Richard Kines Alberta, Canada	Director since May 2013	Mr. Kines currently consults in senior financial executive roles. He has over 35 years of business experience in the upstream and downstream sectors of the oil and gas industry. From 2002 to 2012 Mr. Kines served as Vice President of Finance and Chief Financial Officer at Connacher Oil and Gas Limited.

Kyungluck Sohn Seoul, South Korea	Director since November 2010 and appointed President and Chief Executive Officer in July 2014	Mr. Sohn was appointed President and Chief Executive Officer of Harvest Operations Corp. in July 2014. Mr. Sohn was the Vice President, Finance Management Department at KNOC and was the Chief Financial Officer of Harvest from February 16, 2010 to January 13, 2012. Prior thereto, Mr. Sohn served as a Vice President of KNOC's Finance Management department in 2009.

Piljong Sung Alberta, Canada	Chief Strategy Officer & Corporate Secretary since August 2013	Mr. Sung is currently the Chief Strategy Officer of Harvest. Prior thereto, he was a Senior Manager of Exploration & Production Auditing Team from 2007 to 2013 at KNOC.

John Wearing Alberta, Canada	Chief Operating Officer since April 2014	Mr. Wearing was appointed Chief Operating Officer of Harvest in April 2014. Mr. Wearing has been with Harvest since 2011. Prior thereto, he most recently held the position of Director, Corporate Partnerships. Mr. Wearing has over 30 years of experience in the oil and gas industry and prior to joining Harvest was Acting CEO of Sulfur Recovery Engineering Inc. and the VP, Operations at CTI Resources among other management level engineering roles.

Sungki Lee Alberta, Canada	Director and Chief Financial Officer since July 2014	Mr. Lee is currently the Chief Financial Officer at Harvest. He has worked for KNOC since 1993 and has held positions including Senior Manager, Asset Optimization Department, Senior Manager, Business Development Department, Manager, E&P Planning Department, and Manager, Vietnam Office.

Patrick BH An Alberta, Canada	Vice President, BlackGold from 2011 to July 2014 and Deputy Chief Operating Officer since July 2014	Prior to joining Harvest Mr. An was Senior Manager of Production Assets in the Middle East and the Commonwealth of Independent States from 2009 to 2011 at KNOC.

Gary Boukall Alberta, Canada (1)	Vice President, Geosciences since 2007	From December 2002 to March 2007, Mr. Boukall held various positions with Harvest Operations including Chief Geologist, Manager of Geology and Manager of Geosciences.

Taeheon Jang Alberta, Canada	Vice President Global Research Technology Centre since February 2014	Mr. Jang joined Harvest in February 2014. He has worked for KNOC for the past 19 years and has held positions including Senior Manager, Petroleum Engineering Department, Project Manager, New Venture Team and Business Development Director, Caspian Branch Office.

Name and Jurisdiction	Position with Harvest
of Residence	Operations	Principal Occupation(s) and Other Relevant Experiences

Phil Reist Alberta, Canada	Vice President, Controller since 2007	Mr. Reist was Controller of Harvest Operations from February 2006 to March 2007.

Doug Reynolds Alberta, Canada (2)	Vice President, Land since November 2012 to 2013 and Vice President, Land and New Business Development since December 2013

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

Grant Ukrainetz Alberta, Canada	Vice President, Treasurer since February 2013	Prior to joining Harvest in 2012 as Treasurer, Mr. Ukrainetz was Treasurer then VP Corporate Development at Connacher Oil and Gas Limited from 2006 to 2012.

Kim Urban Alberta, Canada (3)	Vice President, Acquisitions and Divestitures and Joint Ventures since December 2013

Ms. Urban has worked for Harvest for over 5 years and was appointed Vice President, Acquisitions & Dispositions and Joint Ventures in December 2013. Prior to her promotion, she held the positions of Director, Acquisitions & Divestitures and Joint Ventures and Manager, Acquisitions & Divestitures.

Doug Walker Alberta, Canada	Vice President, Engineering from November 2012 to February 2015 and appointed Vice President, Operations and Development in February 2015

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

(1)	Effective February 3, 2015, Mr. Gary Boukall accepted the role of Chief Geoscientist.
(2)	Effective January 22, 2015, Mr. Doug Reynolds was no longer with Harvest.
(3)	Effective January 22, 2015, Ms. Kim Urban was no longer with Harvest.

As at December 31, 2014, none of the directors and executive officers of Harvest Operations and their associates and affiliates, directly or indirectly, beneficially owned, controlled or directed any of the outstanding shares of Harvest Operations. Directors and officers of Harvest Operations may, from to time, be involved with the business and operations of other oil and gas issuers, in which case a conflict may arise. Properties will not be acquired from officers or directors of Harvest Operations or persons not at arm's length with such persons at prices which are greater than fair market value, nor will properties be sold to officers or directors of Harvest Operations or persons not at arm's length with such persons at prices which are less than fair market value in each case as established by an opinion of an independent financial advisor and approved by the independent members of the Harvest Board. Any such conflicts shall be resolved in accordance with the procedures and requirements of the relevant provisions of the ABCA, including the duty of such directors and officers to act honestly and in good faith with a view to the best interests of Harvest.

Committees of the Board of Directors

		Upstream Reserves,	Compensation and
		Safety & Environment	Corporate Governance
Name of Director	Audit Committee	Committee	Committee

Allan Buchignani	[X]	Chair
Randall Henderson	Chair		[X]
Chang-Seok Jeong			Chair
Richard Kines	[X]	[X]
Kyungluck Sohn		[X]
Cheol Woong Choi			[X]

Notes:

•	On June 17, 2014, Mr. Myunghuhn Yi and Mr. Chang-Koo Kang resigned as directors of Harvest.
•	Effective August 19, 2014, Mr. Eugene Synn resigned as director of Harvest.

B.	Compensation

COMPENSATION COMMITTEE AND CORPORATE GOVERNANCE COMMITTEE

At December 31, 2014, the Compensation and Corporate Governance Committee is comprised of Chang-Seok Jeong, Cheol Woong Choi and Randall Henderson. The Compensation and Corporate Governance Committee (“CCGC”) is responsible for establishing and overseeing the administration of Harvest’s compensation program. The members of the CCGC have the skills and knowledge required to make decisions on the suitability of the Corporation’s compensation policies and practices by virtue of their experience as senior officers or directors of public and private companies. The CCGC approves and makes recommendations to the Board in respect of compensation and human resources issues relating to directors, executive officers and employees of Harvest as well as senior officer succession and development. Specific responsibilities of the CCGC relating to executive compensation are documented in the CCGC Mandate and listed below:

•	to review the compensation philosophy and remuneration policy for employees of Harvest and to recommend to the Board changes to improve Harvest's ability to recruit, retain and motivate employees;
•	establish the goals and objectives of the CEO and annually review the performance of the CEO relative to the corporate goals and objectives;
•	annually review and approve the CEO’s recommendations of the overall compensation and other conditions of employment of Harvest’s officers and employees, satisfy itself that the overall compensation is in accordance with the business plans of Harvest and with generally accepted compensation levels with comparable companies. The CCGC may recommend approval to the Board based on the CCGC’s discretion; and
•	assist the Board in connection with issues relating to succession planning, including appointing, training and monitoring the development and performance of the senior officers of Harvest.

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

COMPENSATION DISCUSSION AND ANALYSIS

Compensation of Officers and Management

ELEMENT OF COMPENSATION

The discussion in this section is applicable to all Harvest executives except for the CEO and the CFO. For information regarding the CEO’s and the CFO’s compensation see the “CEO and CFO Compensation” section herein. The incentive programs (short-term and long-term) are available to all permanent employees of Harvest, except for KNOC secondees, and the following discussion of incentives describes the programs generally and with the respect to the executives specifically, as applicable.

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

Short-term Incentive Program

At the end of each year, a short-term incentive pool is established by the CCGC after careful consideration of the corporate performance, market information from the MTCS and other qualitative factors. To assess corporate performance, comparisons are made to performance metrics specific to corporate operational goals and relative to industry comparison. The annual pool is shared by all eligible employees, including the executives. Individuals’ performances are factored into the allocation process. Executive performance is evaluated annually by the CEO, CFO or COO, depending on the direct reporting relationships, based on subjective goals and measures. Recommendations on executives’ salary adjustments and short-term incentives are presented to the CCGC, together with their performance evaluations. The CCGC reviews such recommendations and makes compensation decisions accordingly. The CCGC has not established strict predetermined quantitative performance criteria linked to the value of short-term incentives. Bonuses for individuals are also compared with the MTCS information, to ensure the awards are competitive with Harvest’s peers.

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

The CCGC considers, among many things, the achievement of certain performance metrics, when making decisions about the adjustment factor. The performance metrics are selected to align with the goals and objectives approved by the shareholder and are subject to change year over year. For 2014, Harvest assessed the following primary performance metrics as part of the corporate performance review: Upstream production, operating income, operating cost on a per boe basis, reserves through drilling, and Upstream safety (loss time injury frequency). In addition to corporate performance, the CCGC also takes into consideration the competitive industry environment, peers’ compensation information from the MTCS, historical corporate performance of Harvest, achievements of other financial and business strategies, and other relevant qualitative factors. The CCGC has not established any formulae to link the performance metrics to the annual adjustment factor, which therefore is subject to the CCGC’s discretion.

CEO and CFO Compensation

Harvest’s human resources include secondees assigned by KNOC, including the Chief Executive Officer, Kyungluck Sohn, and Chief Financial Officer, Sungki Lee. These individuals do not participate in Harvest’s short and long-term incentive plans nor do they receive salaries based on Harvest’s salary structure. Pursuant to an agreement with KNOC, Harvest will compensate these employees with base salaries, annual bonus and benefits. Base salary is differentiated based on an annual performance assessment performed by KNOC senior management. The annual bonus is determined in accordance with individual performance and KNOC corporate performance assessed by the Korean Government. Benefits are provided based on KNOC’s Personnel Policy. Harvest complies with all withholding, remittance and reporting requirements in Canada, in respect of any remuneration paid to the seconded employees.

COMPENSATION SUMMARY

The following table sets forth for the year ended December 31, 2014 information concerning the compensation paid to Harvest’s executive officers and senior management.

			Non-Equity Incentive Plan Compensation ($)

Name and Principal Position	Year		Annual	Long-term		Total
		Salary	Incentive	Incentive	All Other	Compensation
		($)	Plans(1)	Plans	Compensation(2)	($)
Kyungluck Sohn	2014	46,537	Nil	Nil	128,841(7)	175,378
Chief Executive Officer (3)(4)	2013	Nil	Nil	Nil	Nil	Nil
	2012	Nil	Nil	Nil	Nil	Nil
Myunghuhn Yi	2014	124,628	175,835	Nil	179,127(8)	479,590
Chief Executive Officer(3)(6)	2013	249,256	156,070	Nil	65,730	471,056
	2012	205,956	Nil	Nil	44,398	250,354
Sungki Lee	2014	31,117	Nil	Nil	109,520(9)	140,637
Chief Financial Officer(3)(5)	2013	Nil	Nil	Nil	Nil	Nil
	2012	Nil	Nil	Nil	Nil	Nil
Chang-Koo Kang	2014	65,927	Nil	Nil	221,982(10)	287,909
Chief Financial Officer(3)(6)	2013	69,469	9,025	Nil	319,946	398,440
	2012	50,768	7,966	Nil	337,122	395,856
John Wearing	2014	256,667	145,000	65,064	41,814	508,545
Chief Operating Officer	2013	Nil	Nil	Nil	Nil	Nil
	2012	Nil	Nil	Nil	Nil	Nil
Phil Reist	2014	246,330	61,583	107,333	36,594	451,840
VP, Controller	2013	232,366	59,750	104,309	35,232	431,657
	2012	239,000	59,750	Nil	36,307	335,057
Gary Boukall	2014	219,000	61,320	89,844	36,540	406,704
VP, Geosciences	2013	209,000	55,000	88,597	34,566	387,163
	2012	203,000	55,000	Nil	34,200	292,200

(1)	The annual incentive plan amounts were paid shortly after the end of the fiscal year.
(2)	Includes benefits like living, vehicle and housing allowances, the payment of income taxes, contributions to a savings plan and other benefits.
(3)	During 2014 Messrs. Sohn, Yi, Kang and Lee were directors of Harvest, but did not receive compensation for their services as directors.
(4)	Effective July 1, 2014 Mr. Sohn was appointed as Chief Executive Officer of Harvest.
(5)	Effective July 1, 2014 Mr. Lee was appointed as director and Chief Financial Officer of Harvest.
(6)	Effective June 17, 2014 Mr. Yi and Mr. Kang resigned their positions as directors and officers of Harvest.
(7)	Mr. Sohn received a perquisite relating to the payment of income taxes in the amount of $80,409 in 2014, which comprised 62% of the total perquisites earned by Mr. Sohn in the year.
(8)	Included in Mr. Yi’s “All Other Compensation” is a one-time payment of $143,586.

(9)	Mr. Lee received a perquisite relating to the payment of income taxes in the amount of $72,005 in 2014, which comprised 66% of the total perquisites earned by Mr. Lee in the year.
(10)	Mr. Kang received a perquisite relating to the payment of income taxes in the amount of $145,793 in 2014, which comprised 66% of the total perquisite earned by Mr. Kang in the year.

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

The following table sets forth all compensation provided to the independent directors of Harvest Operations for the most recently completed financial year ended December 31, 2014. The non-independent directors received no compensation for carrying out their duties as directors.

Name	Fees Earned ($)
Allan Buchignani	57,575
Randall Henderson	59,075
Richard Kines	61,075

TERMINATION BENEFITS

Harvest has entered into an executive employment agreement with Mr. John Wearing, COO effective April 23, 2014. The agreement provides that, in the event of termination of employment without cause, Mr. Wearing shall be entitled to receive a cash payment equal to a multiple of his total monthly compensation, where total monthly compensation is calculated as 1/12 of the aggregate of:

(i)	his then annual base salary,
(ii)	an amount equal to 20% of annual base salary for loss of benefits and contributions to the savings plan, and
(iii)

an amount equal to the average annual bonus payments made in the two prior years (or the last annual bonus or a reasonable estimate therefor if only one bonus year or no bonus year has been completed, as the case may be), plus the amount of Mr. Wearing’s long-term incentive plan related to prior years and unpaid as of the date of termination, which vest upon termination on the last day of active work. Following completion of one year of employment under this agreement, the multiple is 15 with an increment of one for each full or partial year of service under the agreement to a maximum of 18.

The estimated termination payment of Mr. Wearing at December 31, 2014 without cause is $345,000.

If the employment of Mr. Wearing is terminated for cause or in the event of permanent disability (within the meaning of the employment agreement), or if he voluntarily resigns his employment, he would be entitled to receive payment of any unearned but unpaid base salary and accrued vacation, but would not be entitled to receive any bonus, severance or termination pay or any other payment for loss of employment.

C.	Board Practices

TERM OF OFFICE

Directors are elected or appointed yearly at the annual meeting and the terms of office of all directors expire at the following annual meeting; see Item 6A above for the period that each Director has served in their current term of office. Directors do not have service contracts with the company providing for benefits upon termination.

AUDIT COMMITTEE

At December 31, 2014 the members of the Audit Committee were Randall Henderson, Allan Buchignani and Richard Kines.

Name (Director Since)	Principal Occupation & Biography
Randall Henderson (May 2013) Other Canadian Public Board of Director Memberships Cortex Business Solutions Inc.

Mr. Henderson is a senior finance executive and corporate director who has consulted to the boards of directors and executive management teams of both publicly traded and private entities. He is President of Henderson Corporate Financial Consulting Inc. and a director and chairman of the audit committees of Cortex Business Solutions Inc. Since 2001, Mr. Henderson has served in either a full-time or consulting capacity as the Chief Financial Officer of several significant public and private entities. In 2003, he was nominated for Canada's CFO of the Year Award. He is a member of the Canadian Institute of Chartered Accountants (CICA) and is an executive leadership program alumnus of the Stanford Business School of Stanford University. In 2008, he was awarded the Corporate Finance (CF) designation by the CICA. In 2009, he successfully completed the Directors Education Program offered by the Institute of Corporate Directors of Canada and was awarded its designation of ICD.D.

Allan Buchignani (May 2013) Other Canadian Public Board of Director Memberships N/A

Mr. Buchignani is an accomplished executive with extensive experience in operations, strategic planning, profit & loss management and team building. Currently, he has acted as a consultant utilizing his leadership and business experience to advise management teams. From 2001 to 2009, Mr. Buchignani held senior positions with ENMAX Corporation and ENMAX Power Corporation. He has been a member of the STARS, Stoker Resources Ltd. and Furry Creek Power Ltd. boards. He holds a Bachelor of Science degree in Mechanical Engineering from Washington State University and is a Registered Professional Engineer. In addition, he has completed the Institute of Corporate Directors Designation and the Institute of Corporate Directors Financial Literacy Program.

Richard Kines (May 2013) Other Canadian Public Board of Director Memberships N/A

Mr. Kines is a senior financial executive with over 35 years of business experience in the upstream and downstream sectors of the oil and gas industry, the oil and gas services industry, merchant banking and public accounting service sector in domestic and internal arenas. Over the past 25 years he has served as a Vice President of Finance and / or Chief Financial Officer with public and private companies. Mr. Kines is a graduate of the Institute of Corporate Directors, a Chartered Accountant and holds a Bachelor of Commerce degree from the University of Saskatchewan.

The mandate and terms of reference under which the Audit Committee operates are as follows:

ROLE AND OBJECTIVE

The Audit Committee (the “Committee”) is a committee of the board of directors (the "Board") of Harvest Operations Corp. (“HOC”) to which the Board has delegated its responsibility for oversight of the nature and scope of the annual audit, management’s reporting on internal accounting standards and practices, financial information and accounting systems and procedures, financial reporting and statements and recommending, for approval of the Board, the audited financial statements, interim financial statements and other mandatory disclosure releases containing financial information. The primary objectives of the Audit Committee with respect to HOC and its subsidiaries, (hereinafter collectively referred to as “Harvest”) are as follows:

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

See Item 6B “Compensation Committee and Corporate Governance Committee” in this annual report for a discussion of the compensation committee.

D.	Employees

The number of full-time and part-time employees as at December 31 for each of the past three financial years was as follows:

	Upstream		BlackGold	Downstream	Total
	Corporate	Field
2014	339	146	65	Nil	550
2013	356	153	21	449	979
2012	350	154	15	468	987

E.	Share Ownership

None of the individuals listed in Item 6B own shares of Harvest as 100% of the issued and outstanding shares of the Corporation are owned by KNOC.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders

KNOC owns 100% of the 386,078,649 issued and outstanding common shares of Harvest at December 31, 2014 (see Item 4.A of this annual report for more information on KNOC); this information remains unchanged as at the date of this annual report. KNOC is a leading international oil and gas exploration and production company wholly owned by the Government of Korea.

B.	Related Party Transactions

Other than as disclosed in Notes 11, 12(c), 25 and 27 of the consolidated financial statements contained in Item 18 of this annual report, there have been no material related party transactions from the commencement of the 2014 fiscal year to the date of this annual report.

C.	Interests of Experts

Not applicable.

ITEM 8.	FINANCIAL INFORMATION

A.	Consolidated Statements and Other Financial Information

FINANCIAL STATEMENTS

See Item 18 “Financial Statements” of this annual report for the audited consolidated financial statements. For information regarding the Corporation’s export sales, please see Item 4.B “Business Overview”.

LEGAL PROCEEDINGS

There are no legal proceedings which Harvest or any subsidiary of Harvest is or was a party to, or that any of their property is or was the subject of during the year ended December 31, 2014, nor are there any proceedings known to Harvest to be contemplated that involve a claim for damages exceeding ten per cent of Harvest’s current assets.

There were no penalties or sanctions imposed against Harvest or any subsidiary of Harvest by a court relating to securities legislation or by a securities regulatory authority during the year ended December 31, 2014 or any other penalties or sanctions imposed by a court or regulatory body against Harvest or any subsidiary of Harvest that would likely be considered important to a reasonable investor in making an investment decision. No settlement agreements were entered into by Harvest or any subsidiary of Harvest with a court relating to securities legislation or with a securities regulatory authority during the year ended December 31, 2014.

DIVIDEND POLICY

The Corporation does not currently distribute dividends. See “Capital Resources” under Item 5 for discussion of limitations imposed on dividends by debt covenants.

B.	Significant Changes

Except as otherwise disclosed in this annual report, there have been no material changes in our financial position, operations or cash flows since December 31, 2014.

ITEM 9.	THE OFFER AND LISTING

Not applicable. The Corporation’s shares are not traded on any exchanges or other regulated markets (only common shares have been issued and all of these are held by the Corporation’s sole shareholder, KNOC).

ITEM 10.	ADDITIONAL INFORMATION

A.	Share Capital

Not applicable.

B.	Memorandum and Articles of Association

Given that the information required under this Item 10B is primarily the listed matters as they are dealt with by or contained in a corporation’s articles and bylaws, the following discussion is not, except to the extent applicable and specifically required under this Item (or as necessary for clarity) intended to compare the provisions of Harvest’s bylaws and articles to the provisions of the ABCA. In some areas, the Harvest bylaws and articles reflect or repeat the ABCA provisions, and in others, where and to the extent permitted by the ABCA, statutory provisions are added to or varied. Some description of the provisions of the ABCA may be made in the following explanations for context or for completeness to describe the relevant matters where the Articles or Bylaws do not have corresponding provisions. However, in any case where provisions of the ABCA are described, reference should be made to the actual statute for a complete understanding of the applicable law. In addition, in certain cases, the establishment of rights or restrictions under the Harvest articles and bylaws is subject to or restricted by the provisions of the ABCA, and the following does describe those aspects of the ABCA to the extent required for clear disclosure to meet the requirements of this Item 10B. The Harvest articles and bylaws have been developed to be in compliance with the ABCA requirements.

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

CLASSES OF SHARES AND SHARE RIGHTS

The Articles provide for two classes of shares (common shares and preferred shares), and for the issuance of an unlimited number of common share and the issuance in series of preferred shares, in unlimited number.

Common shares

Under the Articles the common shares have the right to vote at all meetings of shareholders, except meetings which have voting restricted to holders of a specified class of shares, and under the ABCA ( a provision not varied by the Articles) each share entitles the holder to one vote at a meeting of shareholders. There is no provision under the Bylaws or Articles for directors to stand for reelection at staggered intervals or for cumulative voting. The common shares have the right to profits and to receive the remaining property and assets of the Corporation on dissolution, subject to the prior rights and privileges applicable to any other class of shares. With respect to the common shares under the Articles or Bylaws, there are no redemption provisions, sinking fund provisions, provisions imposing liability for further capital calls, or any provision discriminating against any existing or prospective holder of the common shares as a result of such shareholder owning a substantial number of shares.

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

2⅛% SENIOR NOTES

The following is a summary of the material attributes and characteristics of the 2⅛% Senior Notes:

The 2⅛% Senior Notes were issued on May 14, 2013 and mature on May 14, 2018. Interest on the 2⅛% Senior Notes is paid semi-annually in arrears on May 14 and November 14 of each year. The 2⅛% Senior Notes are unsecured senior obligations of the Corporation and rank equally with its existing and future unsecured senior indebtedness. KNOC have fully, unconditionally and irrevocably guaranteed the 2⅛% Senior Notes. The notes are not redeemable prior to maturity except upon the occurrence of certain events related to tax law. Upon the occurrence of a change in control, each holder of the 2⅛% Senior Notes will have the right to require the Corporation to redeem all or any part of such holder’s 2⅛% Senior Notes at a redemption price equal to 100% of the principal amount thereof plus accrued and unpaid interest. The 2⅛% Senior Notes are listed on the Singapore Exchange.

6⅞% SENIOR NOTES AND THE NOTE INDENTURE

The following is a summary of the material attributes and characteristics of the Note Indenture (and references below to “Notes” refer to the 6⅞% Senior Notes):

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

CREDIT FACILITY

Prior to the amendment to the Credit Facility on April 22, 2015, the Credit Facility was a secured covenant-based $1 billion revolving credit facility with a maturity date of April 30, 2017. The facility was secured by a first floating charge over all of the assets of Harvest (including Harvest’s ownership interest in non-wholly owned partnerships) and its wholly-owned restricted subsidiaries.

Harvest paid a floating interest rate plus a margin that changes based on the ratio of the Corporation’s Senior Debt, as defined in the Credit Facility’s agreement (see details below) to Annualized EBITDA (Annualized EBITDA as more fully discussed below and as defined in “Non-GAAP Measures” in this annual report). As at December 31, 2014, $620.7 million was drawn on the Credit Facility plus $11.7 million of letters of credit.

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

(d)	Financial compliance covenants were as follows (compliance is certified quarterly for the relevant quarter or the fiscal year, as applicable):

(1)	EBITDA to Interest Expense of 2.50 to 1.0 or greater;
(2)	Senior Debt to EBITDA of 3.0 to 1.0 or less;
(3)	Senior Debt to Capitalization(1) of 50% or less; and
(4)	Total Debt to Capitalization(2) of 55% or less.

(1) The “Senior Debt to Capitalization” covenant was amended on April 15, 2014. For the purposes of calculating this covenant, “Capitalization” will include total debt, related party loans, and shareholder’s equity, all as reported in Harvest’s consolidated balance sheet in accordance with IFRS. Prior to the amendment, equity for the BlackGold project was excluded from “Capitalization”.

(2) The “Total Debt to Capitalization” covenant was amended on April 15, 2014. For the purposes of calculating this covenant, “Capitalization” will include total debt, related party loans, shareholder’s equity, plus an incremental amount of $229.5 million representing partial relief of the Downstream impairment charge incurred in 2013.

For purposes of determining the financial covenants, the following terms were defined in the Credit Facility agreement:

(a)	Annualized EBITD is the aggregate of the past four quarters Net Earnings plus:

(1)	interest and financing charges;
(2)	future income tax expense;
(3)	depletion, depreciation and amortization;
(4)	unrealized gains/losses on risk management contracts;
(5)	unrealized currency exchange gains/losses; and
(6)	other non-cash items.

Annualized EBITDA includes non-designated cash distributions from non-wholly owned joint ventures and partnerships, but excludes earnings from such entities.

(b)	Interest Expense includes capitalized interest.

(c)	Senior Debt includes letters of credit, bank debt and guarantees.

(d)

Total Debt consists of Senior Debt, the 6⅞% Senior Notes, the 2⅛% Senior Notes plus an incremental net amount of $112.0 million representing the implied redemption obligation owed to KERR by the Deep Basin Partnership.

With respect to these financial covenants, Harvest’s December 31, 2014 financial ratios were as follows:

•	Senior Debt to Annualized EBITDA of 1.37 to 1.0;

•	Annualized EBITDA to annualized interest expense of 4.30 to 1.0;

•	Senior Debt to Capitalization of 16%; and

•	Total Debt to Capitalization of 49%.

AMENDED CREDIT FACILITY

On April 22, 2015, Harvest amended the Credit Facility and replaced it with a $940 million revolving credit facility that matures on April 30, 2017, with a syndicate of eight financial institutions. The Amended Credit Facility includes an accordion feature that permits the Corporation to increase the size of the facility to $1.0 billion if the Corporation is able to secure additional commitment from an existing or new lender(s). The facility is secured by KNOC’s guarantee (up to $1.0 billion) and by a first floating charge over all of the assets of Harvest and its material subsidiaries.

Interest on the Amended Credit Facility is based on a margin pricing grid based on the credit ratings of KNOC. In addition to the standard representations, warrants and covenants commonly contained in a credit facility, the Amended Credit Facility agreement contained the following covenants, among others:

(a)	Tangible assets of Harvest and its material subsidiaries must constitute at least 60% of consolidated tangible assets;

(b)	A negative pledge on security interests except for permitted encumbrances with a general lien basket equal to the greater of $100 million and 2.5% of consolidated tangible assets;

(c)	Restrictions on distributions up to an aggregate amount of $100 million, except for distributions equal to amounts contributed from new equity or subordinated debt; and

(d)	Financial covenant of: Total Debt to Capitalization ratio of 70% or less.

For purposes of determining the financial covenant Total Debt to Capitalization, the following terms are defined in the Amended Credit Facility agreement:

  Total Debt includes letters of credit, bank debt, guarantees, related party loans with a maturity date prior to April 30, 2017, the 6⅞% Senior Notes, the 2⅛% Senior Notes plus an incremental net amount representing the implied redemption obligation owed to KERR by the Deep Basin Partnership.

  Capitalization includes Total Debt, related party loans with a maturity date after April 30, 2017, and shareholder’s equity, all as reported in Harvest’s consolidated balance sheet in accordance with GAAP. The calculation of Capitalization will also include (i) 50% of write-downs and write-ups of impairment charges and unrealized gains and losses on foreign exchange hedge transactions disclosed in the December 31, 2014 audited annual consolidated financial statements of Harvest and (ii) 50% of any other future write-downs and write-ups of impairment charges and unrealized gains and losses on foreign exchange hedge transactions provided that the maximum exclusion under clause (ii) cannot exceed Cdn.$100,000,000.

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

Documents concerning the Corporation which are referred to in this annual report may be inspected at Harvest’s head office, 1500, 700 – 2nd Street SW, Calgary, Alberta, Canada T2P 2W1. In addition, all of the SEC filings made electronically by Harvest are available to the public on the SEC website at www.sec.gov.

I.	Subsidiary Information

Not applicable.

ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Quantitative and qualitative disclosures of market risk as at December 31, 2014 can be found in Note 15 of the Corporation’s December 31, 2014 consolidated financial statements included under Item 18 of this annual report. All market risk sensitive instruments are entered into for purposes other than trading.

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15.	CONTROLS AND PROCEDURES

DISCLOSURE CONTROLS AND PROCEDURES

Under the supervision of the Chief Executive Officer and Chief Financial Officer, the Corporation has evaluated the effectiveness of its disclosure controls and procedures as of December 31, 2014 as defined under the rules adopted by the U.S. Securities and Exchange Commission. Based on this evaluation, the Chief Executive Officer and Chief Financial Officer have concluded that as of December 31, 2014, the disclosure controls and procedures were effective to ensure that information required to be disclosed by Harvest in reports it files or submits to U.S. securities authorities was recorded, processed, summarized and reported within the time period specified in U.S. securities laws and was accumulated and communicated to management, including its Chief Executive Officer and Chief Financial Officer, to allow timely decisions regarding required disclosures.

INTERNAL CONTROL OVER FINANCIAL REPORTING

Management is responsible for establishing and maintaining internal control over our financial reporting. Our internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and preparation of financial statements for external purposes. Management, with the participation of our Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of our internal control over financial reporting as of December 31, 2014. The evaluation was based on the Internal Control – Integrated Framework (2013) issued by the Audit Committee of Sponsoring Organizations of the Treadway Commission. Based on our evaluation, management concluded that our internal control over financial reporting was effective as of December 31, 2014.

Because of its inherent limitations, disclosure controls and procedures and internal control over financial reporting may not prevent or detect misstatements, errors or fraud. Control systems, no matter how well conceived or operated, can provide only reasonable, but not absolute, assurance that the objectives of the control systems are met.

CHANGES IN CONTROL OVER FINANCIAL REPORTING

There were not any significant changes in internal controls over financial reporting for the period ended December 31, 2014 that have materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting.

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

Harvest has adopted a Code of Ethics that applies to its principal executive, financial and accounting officers, and other members of senior management. Specifically, this code applies to the Registrant’s President and Chief Executive Officer, Chief Financial Officer, and Chief Operating Officer. The Code of Ethics can be found on Harvest’s Corporate Governance website at http://www.harvestenergy.ca/corporate-overview/corporate-governance.html. There were no waivers or amendments to the Code of Ethics in 2014.

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES

The aggregate fees billed by Harvest’s external auditors, KPMG LLP (“KPMG”) and formerly Ernst & Young LLP (“E&Y”) in the last two fiscal years for audit services are as follows:

	KPMG	KPMG(1)	E&Y(2)	Total
For the year ended December 31	2014	2013	2013	2013
Audit Fees(3)	$ 775,000	$ 700,000	$ 97,000	$ 797,000
Audit-Related Fees(4)	591,000	122,000	180,375	302,375
Tax Fees(5)	82,405	319,501	127,224	446,725
All Other Fees(6)	230,300	11,969	26,285	38,254
Total	$ 1,678,705	$ 1,153,470	$ 430,884	$ 1,584,354

(1)	Includes fees billed by KPMG for the fiscal year ended December 31, 2013 beginning after the appointment of KPMG on October 15, 2013.
(2)	Includes fees billed by E&Y for the fiscal year ended December 31, 2013 up to the appointment of KMPG on October 15, 2013.
(3)	Audit Fees consist of fees for the audit of our annual consolidated financial statements or services that are normally provided in connection with statutory and regulatory filings or engagements.
(4)

Represents the aggregate fees billed for assurance and related services by Harvest’s auditors that are related to the performance of audit or review of Harvest’s financial statements and are not included under “Audit Fees” and are primarily composed of services related to the review of Harvest’s interim financial statements. For 2014, the fees included audit services related to the carve-out financial statements of our Downstream segment and audit of certain property statements.

(5)	Represents the aggregate fees billed for tax compliance, tax advice and tax planning in respect of the financial year.
(6)	Represents the E&Y online subscription and software implementation fees. For the year 2014, it includes sell-side due diligence engagements related to sale of our Downstream segment.

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

Not applicable (the disclosure called for by paragraph (a) has been reported in the annual report for the Corporation on Form 20-F for the 2013 fiscal year and paragraph (b) disclosure is not required since, as previously disclosed, there were no disagreements of the type described in paragraph (a)(1)(iv) or reportable events as described in paragraph (a)(1)(v) of Item 16. F.)

ITEM 16G.	CORPORATE GOVERNANCE

Not applicable.

ITEM 16H.	MINE SAFETY DISCLOSURE

Not applicable.

ITEM 17.	FINANCIAL STATEMENTS

Not applicable.

ITEM 18.	FINANCIAL STATEMENTS

See F-pages following Item 19.

ITEM 19.	EXHIBITS

1	Harvest's Articles of Amalgamation and Bylaws(2)

2.1	6⅞% Senior Notes Indenture, dated October 4, 2010(1)

2.2	2⅛% Senior Notes Fiscal Agency Agreement, dated May 14, 2013(3)

4.1	Amended and Restated Credit Agreement (Credit Facility) dated April 15, 2014(4)

4.2	Second Amended and Restated Credit Agreement dated April 22, 2015(5)

4.3	6⅞% Senior Notes Indenture, dated October 4, 2010(1)

4.4	2⅛% Senior Notes Fiscal Agency Agreement, dated May 14, 2013(3)

4.5	Harvest's Articles of Amalgamation and Bylaws incorporated by reference to Item 19.1 of this annual report.

8	Refer to Item 4C “Organization Structure” of this annual report.

12.1	Chief Executive Officer Certification required by Rule 13a-14(a) or 15d-14(a)

12.2	Chief Financial Officer Certification required by Rule 13a-14(a) or 15d-14(a)

13.1	Chief Executive Officer Certification required by Rule 13a-14(b) or 15d-14(b)

13.2	Chief Financial Officer Certification required by Rule 13a-14(b) or 15d-14(b)

15.1	GLJ’s consent and Reserve Evaluation Procedure Report covering letter

(1)	Incorporated by reference to Form 6-K filed on June 20, 2011.

(2)	Incorporate by reference to Form 20-f filed on April 30, 2013

(3)	Incorporated by reference to Form 6-K filed on March 12, 2014

(4)	Incorporated by reference to Form 6-K filed on April 24, 2014

(5)	Incorporated by reference to Form 6-K filed on April 23, 2015

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Harvest Operations Corp.

/s/ Sungki Lee
Sungki Lee
Chief Financial Officer

Dated: April 30, 2015

INDEX

HARVEST OPERATIONS CORP. – AUDITED CONSOLIDATED FINANCIAL STATEMENTS

Management’s Report	F - 2
Independent Auditors’ Reports	F - 3
Consolidated Statements of Financial Position	F - 7
Consolidated Statements of Comprehensive Loss	F - 8
Consolidated Statements of Changes in Shareholder’s Equity	F - 9
Consolidated Statements of Cash Flows	F - 10
Notes to the Consolidated Financial Statements	F - 11

SUPPLEMENTAL INFORMATION ON OIL AND GAS PRODUCING ACITIVITIES (UNAUDITED)	F - 49

MANAGEMENT’S REPORT

In management’s opinion, the accompanying consolidated financial statements of Harvest Operations Corp. (the “Company”) have been prepared within reasonable limits of materiality and in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). Since a precise determination of many assets and liabilities is dependent on future events, the preparation of financial statements necessarily involves the use of estimates and approximations. These have been made using careful judgment and with all information available up to March 31, 2015. Management is responsible for the consistency, therewith, of all other financial and operating data presented in Management’s Discussion and Analysis for the year ended December 31, 2014.

To meet our responsibility for reliable and accurate financial statements, management has developed and maintains internal controls, which are designed to provide reasonable assurance that financial information is relevant, reliable and accurate, and that assets are safeguarded and transactions are executed in accordance with management’s authorization.

Under the supervision of our Chief Executive Officer and our Chief Financial Officer, we have conducted an evaluation of the effectiveness of our internal control over financial reporting based on the Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. We have concluded that as of December 31, 2014, our internal controls over financial reporting were effective.

Because of inherent limitations, internal control over financial reporting may not prevent or detect misstatements and even those systems determined to be effective can provide only reasonable assurance with respect to the financial statement preparation and presentation.

The consolidated financial statements have been examined in 2014 and 2013 by our auditors, KPMG LLP and in 2012 by Ernst & Young LLP. Their responsibility is to express a professional opinion on the fair presentation of the consolidated financial statements prepared in accordance with IFRS as issued by the IASB. The Auditors’ Report outlines the scope of their examination and sets forth their opinion on our consolidated financial statements.

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

(Signed)	(Signed)

Kyungluck Sohn	Sungki Lee
President and Chief Executive Officer	Chief Financial Officer

Calgary, Alberta
March 31, 2015

INDEPENDENT AUDITORS’ REPORT OF REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Directors of Harvest Operations Corp.

We have audited the accompanying financial statements of Harvest Operations Corp., which comprise the consolidated statements of financial position as at December 31, 2014 and December 31, 2013, the consolidated statements of comprehensive loss, changes in shareholders’ equity and cash flow for the years then ended, and notes, comprising a summary of significant accounting policies and other explanatory information.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the company’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements present fairly, in all material respects, the financial position of Harvest Operations Corp. as at December 31, 2014 and December 31, 2013, and its financial performance and its cash flows for the years then ended in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Comparative Information

Without modifying our opinion, we draw attention to Note 2 to the consolidated financial statements which describes that the Company changed its accounting policy for the adoption of the revised International Accounting Standard 19 (Employee Benefits) on January 1, 2013, and discontinued an operation in 2014 as described in Note 7, and the comparative information presented as at and for the years ended December 31, 2013 and 2012 has been restated and included in the presentation of the statement of financial position as at January 1, 2013.

The consolidated financial statements of Harvest Operations Corp. as at and for the year ended December 31, 2012, excluding the retrospective adjustments described in Notes 2 and 7 to the consolidated financial statements, were audited by another auditor who expressed an unmodified opinion on those financial statements on February 28, 2013.

As part of our audit of the consolidated financial statements as at and for the year ended 31 December 2014, we also audited the retrospective adjustments described in Notes 2 and 7 to the consolidated financial statements that were applied to restate the comparative information presented as at January 1, 2013, (derived from the consolidated financial statements as at and for the year ended December 31, 2012) and comparative information presented for the year ended December 31, 2012. In our opinion, the restatements have been properly applied.

We were not engaged to audit, review, or apply any procedures to the December 31, 2012 consolidated financial statements or the January 1, 2013 consolidated statement of financial position, other than with respect to the retrospective adjustments described in Notes 2 and 7 to the consolidated financial statements. Accordingly, we do not express an opinion or any other form of assurance on such information.

“signed” KPMG LLP

Chartered Accountants

March 31, 2015
Calgary, Canada

INDEPENDENT AUDITORS’ REPORT OF REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and the Shareholder of Harvest Operations Corp.:

We have audited, before the effects of the retrospective adjustments (1) for the adoption of International Accounting Standard 19: Employee Benefits (Revised) disclosed in Note 2, and (2) for the reclassification of Downstream operations discussed in Notes 6 and 7, to the consolidated financial statements, the accompanying consolidated financial statements of Harvest Operations Corp., which comprise of the consolidated statement of comprehensive loss, changes in shareholder’s equity and cash flow for the year ended December 31, 2012, and a summary of significant accounting policies and other explanatory information.

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

Opinion

In our opinion, the consolidated financial statements referred to above, prior to the adjustments to record the impact of adopting the change in accounting policy for employee benefits disclosed in Note 2, and for the reclassification of Downstream operations discussed in Notes 6 and 7, to the consolidated financial statements, present fairly, in all material respects, the financial performance and cash flows of Harvest Operations Corp. for the year ended December 31, 2012 in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board

We were not engaged to audit, review or apply any procedures to the retrospective adjustments for the adoption of IAS19 disclosed in Note 2, and for the reclassification of Downstream operations discussed in Notes 6 and 7, to the consolidated financial statements and, accordingly, we do not express an opinion or any other form of assurance about whether such retrospective adjustments are appropriate and have been properly applied. Those retrospective adjustments were audited by other auditors.

Calgary, Canada
February 28, 2013	Chartered accountants

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

As at		December 31, 2014	December 31, 2013
(millions of Canadian dollars)	Notes
Assets
Current assets
Accounts receivable	15	$89.8	$168.9
Inventories	24	2.6	51.6
Prepaid expenses		13.9	14.1
Risk management contracts	15	1.9	0.3
		108.2	234.9
Non-current assets
Long-term deposit and other		—	5.6
Deferred income tax asset	18	382.5	148.8
Exploration and evaluation assets	10	62.1	59.4
Property, plant and equipment	8	4,109.9	4,461.4
Investments in joint ventures	11	75.8	—
Goodwill	9	353.1	379.8
		4,983.4	5,055.0
Total assets		$5,091.6	$5,289.9

Liabilities
Current liabilities
Accounts payable and accrued liabilities	15, 17	$370.2	$258.3
Promissory note		—	12.3
Current portion of provisions	16	37.3	39.1
Risk management contracts	15	1.2	0.6
		408.7	310.3
Non-current liabilities
Long-term debt	12, 15	1,916.8	1,973.0
Related party loans	15, 25	396.5	259.6
Long-term liability	15, 17	61.5	69.5
Non-current provisions	16	773.3	731.5
Post-employment benefit obligations		—	6.8
		3,148.1	3,040.4
Total liabilities		$3,556.8	$3,350.7
Shareholders’ equity
Shareholder's capital	13	3,860.8	3,860.8
Contributed surplus	25	10.3	4.3
Deficit		(2,337.7)	(1,893.2)
Accumulated other comprehensive income (loss)	23	1.4	(32.7)
Total shareholder's equity		1,534.8	1,939.2
Total liabilities and shareholder's equity		$5,091.6	$5,289.9

Commitments [Note 26]
Subsequent Events [Note 27]

The accompanying notes are an integral part of these consolidated financial statements.

On behalf of the Board of Directors:

(Signed)	(Signed)
Randall Henderson, Director	Allan Buchignani, Director

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

For the years ended December 31,
(millions of Canadian dollars)	Notes	2014	2013	2012

Petroleum and natural gas sales		$1,046.0	$1,101.7	$1,193.5
Royalties		(149.7)	(153.9)	(164.6)
Loss from joint ventures	11	(4.7)	—	—
Revenues and other income		891.6	947.8	1,028.9

Expenses
Operating	19	330.5	345.6	359.0
Transportation and marketing		17.5	22.6	22.2
General and administrative	19	64.8	68.1	65.0
Depletion, depreciation and amortization	8	435.2	530.0	579.5
Exploration and evaluation	10	10.2	12.3	24.9
Gains on disposition of assets	8	(47.5)	(33.9)	(30.3)
Finance costs	20	95.3	92.2	112.2
Risk management contracts losses (gains)	15	2.1	(4.4)	(0.5)
Foreign exchange losses (gains)	21	126.4	78.7	(10.7)
Impairment on property, plant and equipment	8	267.6	24.1	21.8
Loss from continuing operations before income tax		(410.5)	(187.5)	(114.2)
Income tax recovery	18	(324.9)	(39.4)	(23.1)
Net loss from continuing operations		(85.6)	(148.1)	(91.1)

Net loss from discontinued operations	7	(354.6)	(633.8)	(629.9)

Net loss		$(440.2)	$(781.9)	$(721.0)

Other comprehensive income ("OCI")
Items that may be reclassified to net income
Gains (losses) on designated cash flow hedges, net of tax	15, 23	1.3	(1.1)	(13.2)
Gains (losses) on foreign currency translation	23	(9.9)	7.9	(17.7)
Reclassification of cumulative foreign currency translation on disposal of subsidiary	23	44.1	—	—
Items that will not be reclassified to net income
Actuarial gains (losses), net of tax	23	(5.7)	18.1	(9.9)
Comprehensive loss		$(410.4)	$(757.0)	$(761.8)

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDER’S EQUITY

						Accumulated
						Other
						Comprehensive	Total
			Shareholder’s	Contributed		Income (Loss)	Shareholder’s
(millions of Canadian dollars)	Notes		Capital	Surplus	Deficit	("AOCI")	Equity
Balance at December 31, 2013			$3,860.8	$4.3	$(1,893.2)	$(32.7)	$1,939.2
Gains on derivatives designated as cash flow hedges, net of tax	23		—	—	—	1.3	1.3
Losses on foreign currency translation	23		—	—	—	(9.9)	(9.9)
Reclassification of cumulative foreign currency translation losses on disposal of subsidiary	23		—	—	—	44.1	44.1
Actuarial losses, net of tax	23		—	—	—	(5.7)	(5.7)
Shareholder loan	25		—	6.0	—	—	6.0
Transfer of cumulative actuarial losses to deficit	23		—	—	(4.3)	4.3	—
Net loss			—	—	(440.2)	—	(440.2)
Balance at December 31, 2014			$3,860.8	$10.3	$(2,337.7)	$1.4	$1,534.8

Balance at December 31, 2012			$3,860.8	$—	$(1,111.3)	$(57.6)	$2,691.9
Losses on derivatives designated as cash flow hedges, net of tax	23		—	—	—	(1.1)	(1.1)
Gains on foreign currency translation	23		—	—	—	7.9	7.9
Actuarial gains, net of tax	23		—	—	—	18.1	18.1
Shareholder loan	25		—	4.3	—	—	4.3
Net loss			—	—	(781.9)	—	(781.9)
Balance at December 31, 2013			$3,860.8	$4.3	$(1,893.2)	$(32.7)	$1,939.2
		$
Balance at December 31, 2011			3,860.8	$—	$(390.3)	$(16.8)	$3,453.7

Losses on derivatives designated as cash flow hedges, net of tax			—	—	—	(13.2)	(13.2)
Losses on foreign currency translation			—	—	—	(17.7)	(17.7)
Actuarial losses, net of tax			—	—	—	(9.9)	(9.9)
Net loss			—	—	(721.0)	—	(721.0)
Balance at December 31, 2012			$3,860.8	$—	$(1,111.3)	$(57.6)	$2,691.9

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS
For the years ended December 31,

(millions of Canadian dollars)	Notes	2014	2013	2012
Cash provided by (used in)
Operating Activities
Net loss		$(440.2)	$(781.9)	$(721.0)
Items not requiring cash
Loss from joint ventures	11	4.7	—	—
Depletion, depreciation and amortization	8	448.0	612.8	688.4
Accretion of decommissioning and environmental remediation liabilities	16	22.4	22.3	20.7
Unrealized losses on risk management contracts	15	0.7	0.5	1.1
Unrealized (gains) losses on foreign exchange	7, 21	103.3	40.8	(1.2)
Unsuccessful exploration and evaluation cost	10	9.4	11.5	22.0
Gains on disposition of assets	7, 8	(47.7)	(34.1)	(30.3)
Loss on disposition of Downstream subsidiary	7	56.6	—	—
Gain on redemption of convertible debentures	12	—	(3.6)	(0.1)
Deferred income tax recovery	7, 18	(232.8)	(64.2)	(81.6)
Impairment on property, plant and equipment	7, 8	446.9	483.0	557.3
Other non-cash items		13.4	2.4	(3.1)
Realized foreign exchange loss on senior unsecured credit facility	12	—	1.3	—
Settlement of decommissioning and environmental remediation liabilities	16	(14.0)	(19.6)	(20.4)
Change in non-cash working capital	22	112.2	(70.6)	11.0
Cash from operating activities		$482.9	$200.6	$442.8

Financing Activities
Credit facility (repayment) borrowings, net	12	(169.4)	293.8	135.1
Borrowing on senior unsecured credit facility	12	—	395.4	—
Repayment of senior unsecured credit facility	12	—	(396.7)	—
Repayment of promissory note		(12.3)	(11.9)	—
Borrowings from related party loans	25	120.0	80.0	168.0
Issuance of senior notes, net of issuance costs	12	—	634.4	—
Redemption of convertible debentures	12	—	(627.2)	(106.8)
Other cash-items		—	—	(0.3)
Cash from (used in) financing activities		$(61.7)	$367.8	$196.0

Investing Activities
Additions to property, plant and equipment	8	(695.9)	(741.4)	(620.1)
Additions to exploration and evaluation assets	10	(22.3)	(16.7)	(41.1)
Property dispositions (acquisitions), net	8, 10, 11	237.4	160.5	87.2
Net cash inflow from disposition of Downstream subsidiary	7	37.9	—	—
Investment in joint ventures	11	(26.7)	—	—
Distributions received from joint ventures	11	2.3	—	—
Change in non-cash working capital	22	47.1	21.6	(63.8)
Cash used in investing activities		$(420.2)	$(576.0)	$(637.8)

Change in cash		1.0	(7.6)	1.0
Effect of exchange rate changes on cash		(1.0)	—	—
Cash, at beginning of the year		—	7.6	6.6
Cash, at end of the year		—	$—	$7.6

Interest paid		$82.1	$78.4	$83.9

The accompanying notes are an integral part of these consolidated financial statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2014, 2013 and 2012
(Tabular amounts in millions of Canadian dollars unless otherwise indicated)

1.	Nature of Operations and Structure of the Company

Harvest Operations Corp. (“Harvest” or the “Company”) is an energy company in the business of the exploration, development, and production of crude oil, bitumen, natural gas and natural gas liquids in western Canada.

Harvest is a wholly owned subsidiary of Korea National Oil Corporation (“KNOC”). The Company is incorporated and domiciled in Canada. Harvest’s principal place of business is located at 1500, 700 – 2nd Street SW, Calgary, Alberta, Canada T2P 2W1.

2.	Basis of Presentation

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

These consolidated financial statements were approved and authorized for issue by the Board of Directors on March 31, 2015.

On November 13, 2014, Harvest completed the sale of its wholly-owned subsidiary North Atlantic Refining Limited (“North Atlantic” or “Downstream”). Results of Downstream have been presented as discontinued operations and the comparative consolidated statements of comprehensive loss have been adjusted to show the discontinued operation separately from continuing operations (also see note 7 – Discontinued Operations).

In addition, effective January 1, 2013, Harvest adopted IAS 19, “Employee Benefits” as amended in June 2011 (“IAS 19R”). The transition to IAS 19R impacted Harvest’s net loss and other comprehensive loss due to the requirement to recognize the net interest cost in profit or loss and the elimination of expected return on plan assets. For the year ended December 31, 2012, operating expense increased by $1.1 million, as a result of increased pension expense and net actuarial losses on defined benefit plans recognized in other comprehensive loss decreased by $1.1 million pre-tax or $0.9 million after-tax.

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

(a)	New and amended accounting standards adopted

Effective January 1, 2014, the Company has adopted the following new IFRS standards and amendments:

•

IAS 32 “Financial instruments: Presentation” has been amended to clarify that the right to offset financial assets and liabilities must be available on the current date and cannot be contingent on a future event. The adoption of this standard did not have a material impact on the Company’s financial statements.

•

IFRS Interpretations Committee (“IFRIC”) 21 “Levies”, clarifies the recognition requirements concerning a liability to pay a levy imposed by a government other than income tax. IFRIC 21 clarifies that an entity recognizes a liability for a levy when the activity that triggers payment occurs. The adoption of this standard did not have a material impact on Harvest’s financial statements.

(a)	New standards and interpretation issued but not yet adopted

•

On May 28, 2014, the IASB issued IFRS 15 “Revenue from Contracts with Customers”, which specifies how and when to recognize revenue as well as requiring entities to provide users of financial statements with more disclosure. The standard supersedes IAS 18 “Revenue”, IAS 11 “Construction Contracts”, and related interpretations. IFRS 15 will be effective for annual periods beginning on or after January 1, 2017. Application of the standard is mandatory and early adoption is permitted. Harvest is currently evaluating the impact of adopting IFRS 15 on its consolidated financial statements.

•

On July 24, 2014, the IASB issued IFRS 9 “Financial Instruments” to replace IAS 39 “Financial Instruments: Recognition and Measurement”. IFRS 9 includes revised guidance on the classification and measurement of financial instruments, including a new expected credit loss model for calculating impairment on financial assets, and the new general hedge accounting. No changes were introduced for the classification and measurement of financial liabilities, except for the recognition of changes in own credit risk in other comprehensive income for liabilities designated at fair value through profit or loss. IFRS 9 is effective for years beginning on or after January 1, 2018. Harvest is currently evaluating the impact of adopting IFRS 9 on its consolidated financial statements.

4.	Significant Accounting Policies

(b)	Consolidation

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

The financial statements of the subsidiaries are prepared for the same reporting period as Harvest, using consistent accounting policies. The consolidated financial statements of the Company include the following material subsidiaries:

Subsidiary	Principal activities	Country of	% Equity
		incorporation	interest
Harvest Breeze Trust No. 1	Oil exploration and production	Canada	100
Harvest Breeze Trust No. 2	Oil exploration and production	Canada	100
Breeze Resources Partnership	Oil exploration and production	Canada	100
Hay River Partnership	Oil exploration and production	Canada	100
North Atlantic Refining Limited(1)	Petroleum refining and marketing	Canada	100

(1)	Sold on November 13, 2014 (see note 7 – Discontinued Operations)

(c)	Interests in Joint Arrangements

A joint arrangement is an arrangement in which two or more parties have joint control established by a contractual agreement. Joint control requires unanimous consent for decisions regarding the relevant activities of the arrangement.

A joint arrangement is either a joint operation, whereby the parties have rights to the assets and obligations for the liabilities, or a joint venture, whereby the parties have rights to the net assets.

Interests in joint operations are recognized in the consolidated financial statements by including Harvest’s share of assets, liabilities, revenues and expenses of the arrangement.

Interests in joint ventures are accounted for using the equity method of accounting. Under the equity method of accounting, interests in joint ventures are initially recognized at cost, with the carrying value subsequently increased or decreased to reflect the Company’s proportionate share of the profit or loss of the investee after the date of acquisition. Distributions received from an investee reduce the carrying value of the Company’s investment. When necessary, adjustments are made to investee financial statements to align accounting policies of investees with those applied by the Company in its consolidated financial statements.

The carrying values of Harvest’s equity accounted investments are reviewed at each reporting date to determine whether any indicators of impairment are present. If an indicator of impairment is identified, the recoverable amount of the investment is estimated. If the carrying value of the investment exceeds the estimated recoverable amount, an impairment charge is recognized.

Unrealized gains resulting from transactions with joint ventures are eliminated, to the extent of the Company’s interest in the joint venture. For sales of products or services from the Company to its joint ventures, unrealized gains are eliminated against the carrying value of the investment.

On April 23, 2014, Harvest entered into two joint arrangements with KERR Canada Co. Ltd. (“KERR”): Deep Basin Partnership (“DBP”) and HK MS Partnership (“HKMS”) (also see note 11). Unanimous consent must be obtained from the shareholders for decisions about relevant activities that impact the returns on investment. Such activities include but are not limited to the approval of the overall capital program and budget. Based on management’s assessment, Harvest concluded that both joint arrangements are joint ventures as neither KERR nor Harvest has a direct interest in the underlying assets or liabilities. These joint ventures have been recognized using the equity method of accounting. However, based on the terms of the agreement, which provide for differing proportions of earnings based on ownership percentages that are not representative of the economic substance, Harvest cannot simply apply its percentage ownership to pick up the net income from these joint ventures. Therefore, Harvest applies a hypothetical liquidation at book value (“HLBV”) method to calculate its equity share of net income for each reporting period. HLBV takes a balance sheet approach in calculating the earnings Harvest should recognize based on the change in Harvest’s economic interest in the net assets in the partnerships under the provisions of the joint venture agreements in a liquidation scenario.

(d)	Revenue Recognition

Revenues associated with the sale of crude oil, natural gas, natural gas liquids and refined products are recognized when title passes to customers and payment has either been received or collection is reasonably certain. Revenues for retail services related to Downstream operations were recorded when the services were provided. Revenues are measured at the fair value of the consideration received or receivable.

(e)	Inventories

Inventories are carried at the lower of cost or net realizable value. The costs of petroleum product inventory are determined using the first in, first out method in Upstream. Downstream inventory costs were determined using the weighted average cost method. Inventory costs include all cost of production such as the cost of purchased crude oil and other feedstocks, other related operating costs and purchased products for resale. The valuation of inventory is reviewed at the end of each month. When the circumstances that previously caused inventories to be written down below cost no longer exist or when there is clear evidence of an increase in net realizable value because of changed economic circumstances, the amount of the write-down is reversed. The reversal is limited to the amount of the original write-down. The costs of parts and supplies inventories are determined under the average cost method.

(f)	Property, Plant, and Equipment (“PP&E”) and Exploration and Evaluation (“E&E”) Assets

(i)	Upstream and BlackGold

Exploration and evaluation expenditures

Prior to acquiring the legal rights to explore an area, all costs are charged directly to the statement of comprehensive loss as E&E expense.

Once the legal rights to explore are acquired, all costs directly associated with the E&E are capitalized. E&E costs are those expenditures incurred for identifying, exploring and evaluating new pools including acquisition of land and mineral leases, geological and geophysical costs, decommissioning costs, E&E drilling, sampling, appraisals and directly attributable general and administrative costs. All such costs are subject to technical, commercial and management review to confirm the continued intent to develop. When this is no longer the case, the costs are impaired. When technical feasibility and commercial viability are established, the relevant expenditure is transferred to PP&E after impairment is assessed and any resulting impairment loss is recognized. If no potentially commercial petroleum is discovered from exploration drilling, the relating E&E assets are impaired.

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

Harvest reviews its PP&E’s residual values, useful lives and methods of depreciation at each reporting period and adjust prospectively, if appropriate.

(ii)	Downstream

PP&E related to the refining assets were recorded at cost. General maintenance and repair costs were expensed as incurred. Major replacements and capital maintenance projects such as turnaround costs were capitalized. Improvements that increase or prolong the service life or capacity of an asset were capitalized.

Depreciation

When significant parts of an item of PP&E have different useful lives, they were accounted for as separate items (major components). Depreciation of recorded cost less the residual value was provided on a straight-line basis over the estimated useful life of the major components as set out below.

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

(iv)	Impairment of Property, Plant and Equipment and Exploration and Evaluation Assets

Harvest assesses, at each reporting date, whether there is an indication that an asset may be impaired. If any indication exists, Harvest estimates the asset’s recoverable amount. An asset’s recoverable amount is the higher of an asset’s fair value less costs to dispose (“FVLCD”) and its value-in-use (“VIU”). The recoverable amount is determined for an individual asset, unless the asset does not generate cash inflows that are largely independent of those from other assets or groups of assets. In such case, an impairment test is performed at the CGUs level. A CGU is a group of assets that Harvest aggregates based on their ability to generate largely independent cash flows.

Where the carrying amount of an asset or CGU exceeds its recoverable amount, the asset is considered impaired and is written down to its recoverable amount. To determine VIU, the Company estimates the present value of the future net cash flows expected to derive from the continued use of the asset or CGU without consideration for potential enhancement or improvement of the underlying asset’s performance. Discount rates that reflect the market assessments of the time value of money and the risks specific to the asset or CGU are used. In determining FVLCD, discounted cash flows, future developments, and recent market transactions are taken into account, if available. These calculations are corroborated by valuation multiples or other available fair value indicators. Inputs are those that an independent market participant would consider appropriate.

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

(g)	Capitalized Interest

Interest on major development projects is capitalized until the project is complete, ready for its intended use, or if development is suspended using the weighted-average interest rate on Harvest’s general borrowings. In situations where Harvest borrows funds specifically to acquire a qualifying asset or project, interests on these funds are also capitalized. Capitalized interest is limited to the actual interest incurred.

(h)	Assets Held for Sale and Discontinued Operations

Non-current assets are classified as held for sale if their carrying amounts will be recovered through a sale transaction rather than through continuing use. This condition is met when the sale is highly probable and the asset is available for immediate sale in its present condition.

Non-current assets and disposal groups are classified and presented as discontinued operations if the assets or disposal groups are disposed of or classified as held for sale and:

•	the assets or disposal groups are a major line of business or geographical area of operations;
•	the assets or disposal groups are part of a single coordinated plan to dispose of a separate major line of business or geographical area of operations; or
•	the assets or disposal groups are a subsidiary acquired solely for the purpose of resale.

The assets or disposal groups that meet these criteria are measured at the lower of the carrying amount and FVLCD, with impairments recognized in the consolidated statement of comprehensive loss. Non-current assets held for sale are presented in current assets and liabilities within the consolidated statement of financial positions. Assets held for sale are not depreciated, depleted or amortized. Comparative period consolidated statements of financial positions are not restated.

The results of discontinued operations are shown separately in the consolidated statements of comprehensive loss, and comparative figures are restated.

(i)	Business Combinations and Goodwill

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

Goodwill is assessed for impairment annually at year-end or more frequently if events occur that indicate possible impairment. The recoverable amount is determined by calculating the recoverable amount of the group of CGUs that goodwill has been allocated to. The excess of the carrying value of goodwill over the recoverable amount is then recognized as impairment and charged to net income in the period in which it occurs. An impairment loss in respect of goodwill is not reversed.

Where goodwill forms part of a CGU and part of the operation in that unit is disposed of, the goodwill associated with the disposed operation is included in the carrying amount of the operation when determining the gain or loss on disposal. Goodwill disposed of in these circumstances is measured based on the relative values of the disposed operation and the portion of the CGU retained, unless the Company determines there is a better method of allocating the goodwill on disposition.

(j)	Provisions

(i)	General

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

Environmental expenditures related to an existing condition caused by past operations are expensed. Environmental liabilities are recognized when a clean-up is probable and the associated costs can be reliably estimated. The amount recognized is the best estimate of the expenditure required. When the liability will not be settled for a number of years, the amount recognized is the present value of the estimated future expenditure using a risk-free rate.

(iv)	Contingencies

A contingency is disclosed where the existence of an obligation will only be confirmed by future events, or where the amount of a present obligation cannot be measured reliably or will likely not result in an economic outflow. Contingent assets are only disclosed when the inflow of economic benefits is probable.

(k)	Income Taxes

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

Prior to the disposal of Downstream, Harvest was entitled to certain investment tax credits on qualifying manufacturing capital expenditures relating to its Downstream operations. At each period end, Harvest reviewed and if appropriate reduced the balance to the extent that it is no longer probable that the investment tax credit will be realized.

(l)	Post-Employment Benefits

Prior to its disposal, Harvest’s Downstream operations maintained a defined benefit pension plan and a defined benefit health care plan, which cover the majority of its employees and their surviving spouses.

The cost of providing the defined pension benefits and other post retirement benefits was actuarially determined by an independent actuary using the projected unit credit method reflecting management’s best estimates of discount rates, rate of compensation increase, retirement ages of employees, and expected health care costs. The benefit plan expenses included the current service costs and the net interest expense on the net obligation. Net interest expense was calculated by applying the discount rate to the net defined benefit asset or liability. Prior to the disposal, Harvest recognized the benefit plan expenses under operating expenses in net income. Harvest did not have any past service costs arising from plan amendments, curtailment or restructuring.

Pension plan assets were measured at fair values with the difference between the fair value of the plan assets and the total employee benefit obligation recorded on the statement of financial position. Actuarial gains or losses were recognized in other comprehensive income immediately, and were not reclassified to net income in subsequent periods.

(m)	Currency Translation

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

Harvest’s Downstream operations’ functional currency was the U.S. dollar, while Harvest’s presentation currency is the Canadian dollar. Therefore, the Downstream operations’ assets and liabilities were translated at the period-end exchange rates, while revenues and expenses were translated using monthly average rates. Up until the disposal of Downstream, translation gains and losses relating to the foreign operations were included in accumulated other comprehensive income as a separate component of shareholder’s equity. Upon disposal, the cumulative foreign currency translation differences were reclassified to profit and loss.

(n)	Financial Instruments

Harvest recognizes financial assets and financial liabilities, including derivatives, on the consolidated statements of financial position when the Company becomes a party to the contract. Financial liabilities are removed from the consolidated financial statements when the liability is extinguished either through settlement of or release from the obligation of the underlying liability. Financial assets are derecognized when (1) the rights to receive cash flows from the assets have expired or (2) the Company has transferred its rights to receive cash flows from the assets or has assumed an obligation to pay the received cash flows in full without material delay to a third party under a ‘pass- through’ arrangement; and either (a) the Company has transferred substantially all the risks and rewards of the assets, or (b) the Company has neither transferred nor retained substantially all the risks and rewards of the assets, but has transferred control of the asset.

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

Commodity contracts that are entered into and continue to be held for the purpose of the receipt or delivery of commodity in accordance with the Company’s expected purchase, sale or usage fall within the normal purchase or sale exemption and are accounted for as executory contracts.

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

(p)	Leases

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

(q)	Fair Value Measurement

Harvest measures derivatives at fair value at each balance sheet date and, for the purposes of impairment testing, uses FVLCD to determine the recoverable amount of some of its non-financial assets.

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

Judgment is required to determine whether or not Harvest has joint control over an arrangement, which requires an assessment of the relevant activities and when the decisions in relation to those activities require unanimous consent. Harvest has determined that the relevant activities for its joint arrangements are those relating to the operating and capital decisions of the arrangement, such as approval of the capital expenditure program. The considerations made in determining joint control are similar to those necessary to determine control over subsidiaries. Refer to note 4 for more details.

In addition, judgment is required in determining whether joint arrangement structured through a separate vehicle is a joint operation or joint venture and involves determining whether the legal form and contractual arrangements give the Company direct rights to the assets and obligations for the liabilities. Other facts and circumstances are also assessed by management, including but not limited to, the Company’s rights to the economic benefits of assets and its involvement and responsibility for settling liabilities associated with the arrangement.

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

Long-lived assets (goodwill and PP&E) are aggregated into CGUs based on their ability to generate largely independent cash inflows and are used for impairment testing. The determination of the Company's CGUs is subject to significant judgment; product type, internal operational teams, geology and geography were key factors considered when grouping Harvest’s oil and gas assets into the CGUs.

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

The recoverable amounts of CGUs and individual assets are determined based on the higher of VIU calculations and estimated FVLCD. To determine the recoverable amounts under VIU, Harvest uses reserve estimates for both the Upstream and BlackGold operating segments. The estimates of reserves, future commodity prices, discount rates, operating expenses and future development costs require significant judgments. FVLCD is determined using judgments, see note 5(f) below for further discussion.

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

(e)	Income taxes

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

(f)	Fair value measurements

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

(g)	Contingencies

Contingencies will only be resolved when one or more future events occur or fail to occur. The assessment of contingencies inherently involves the exercise of significant judgment and estimates of the outcome of future events.

6.	Segment Information

Harvest’s operating segments are determined based on information regularly reviewed for the purposes of decision making, allocating resources and assessing operational performance by Harvest’s chief operating decision makers. The Company’s reportable segments are:

•	Upstream Operations, which consists of exploration, development, production and subsequent sale of petroleum, natural gas and natural gas liquids in western Canada.

•	BlackGold Oil Sands, which is an oil sands project located near Conklin, Alberta. Phase 1 of the project is designed to produce 10,000 barrels of bitumen per day and is currently under construction and development.

The company reports activities not directly attributable to an operating segment under Corporate.

Harvest’s Downstream segment was sold during 2014 and has been classified as discontinued operations (see note 7).

			Year Ended December 31(1)
		Upstream			Corporate			Total
	2014	2013	2012	2014	2013	2012	2014	2013	2012
Petroleum and natural gas sales(1)	$1,046.0	$1,101.7	$1,193.5	$—	$—	$—	$1,046.0	$1,101.7	$1,193.5
Royalties	(149.7)	(153.9)	(164.6)	—	—	—	(149.7)	(153.9)	(164.6)
Loss from joint ventures	(4.7)	—	—	—	—	—	(4.7)	—	—
Revenues and other income	891.6	947.8	1,028.9	—	—	—	891.6	947.8	1,028.9

Expenses
Operating	330.5	345.6	359.0	—	—	—	330.5	345.6	359.0
Transportation and marketing	17.5	22.6	22.2	—	—	—	17.5	22.6	22.2
General and administrative	64.8	68.1	65.0	—	—	—	64.8	68.1	65.0
Depletion, depreciation and amortization	435.2	530.0	579.5	—	—	—	435.2	530.0	579.5
Exploration and evaluation	10.2	12.3	24.9	—	—	—	10.2	12.3	24.9
Gains on disposition of assets	(47.5)	(33.9)	(30.3)	—	—	—	(47.5)	(33.9)	(30.3)
Finance costs	—	—	—	95.3	92.2	112.2	95.3	92.2	112.2
Risk management contracts (gains) losses	2.1	(4.4)	(0.5)	—	—	—	2.1	(4.4)	(0.5)
Foreign exchange losses (gains)	—	—	—	126.4	78.7	(10.7)	126.4	78.7	(10.7)
Impairment on property, plant and equipment	267.6	24.1	21.8	—	—	—	267.6	24.1	21.8
Operating loss	$(188.8)	$(16.6)	$(12.7)	$(221.7)	$(170.9)	$(101.5)	$(410.5)	$(187.5)	$(114.2)

Income tax recovery							(324.9)	(39.4)	(23.1)
Net loss from continuing operations							(85.6)	(148.1)	(91.1)
Net loss from discontinued operations							(354.6)	(633.8)	(629.9)
Net loss							$(440.2)	$(781.9)	$(721.0)

(1)	The BlackGold segment is under development, as such, there are no operating activities to report.

				Year Ended December 31
		Upstream			BlackGold			Total
Capital Additions	2014	2013	2012	2014	2013	2012	2014	2013	2012
Additions to PPE	$386.2	$305.6	$406.4	$283.5	$444.5	$164.1	$669.7	$750.1	$570.5
Additions to E&E	22.3	16.7	41.1	—	—	—	22.3	16.7	41.1
Property acquisitions (dispositions), net	(301.1)	(155.6)	(84.3)	0.2	0.7	—	(300.9)	(154.9)	(84.3)
Net capital additions	$107.4	$166.7	$363.2	$283.7	$445.2	$164.1	$391.1	$611.9	$527.3

	Total Assets	PP&E	E&E	Goodwill
December 31, 2014
Upstream	$3,656.8	$2,675.3	$62.1	$353.1
BlackGold	1,434.8	1,434.6	—	—
Total	$5,091.6	$4,109.9	$62.1	$353.1

December 31, 2013
Upstream	$3,794.0	$3,166.2	$59.4	$379.8
BlackGold	1,144.0	1,138.8	—	—
Downstream (see note 7)	351.9	156.4	—	—
Total	$5,289.9	$4,461.4	$59.4	$379.8

7.	Discontinued Operations

Downstream operations included the purchase and refining of crude oil at a medium gravity sour crude oil hydrocracking refinery, and the sale of the refined products to commercial, wholesale and retail customers. Downstream was located in the Province of Newfoundland and Labrador. On November 13, 2014, Harvest closed the sale of its wholly owned Downstream segment for net proceeds of approximately $70.5 million subject to post-closing adjustments. The Downstream segment has been classified as discontinued operations as at December 31, 2014. Results of the Downstream segment are presented as discontinued operations for the current and prior periods.

The purchase and sale agreement to sell the Downstream segment triggered an impairment assessment during the third quarter of 2014. As a result of this assessment, Downstream recorded an impairment loss of $179.3 million (2013 – $458.9 million, 2012 – $535.5 million) in its refinery CGU relating to the PP&E to reflect a recoverable amount of $nil (2013 – $132.7 million; 2012 – $581.9 million) at December 31, 2014. This amount has been included in the operating loss from discontinued operations. The recoverable amount was based on the asset’s FVLCD. The FVLCD was determined in accordance with the terms of the purchase and sale agreement, which is level 3 of the fair value hierarchy. Also see note 8, Property, Plant & Equipment.

As it was no longer probable for Downstream to utilize deferred tax assets of $92.1 million, it was written down to $nil as at December 31, 2014. Harvest completed a strategic tax planning transaction during the third quarter of 2014, which resulted in an increase of deferred tax assets in the amount of $247.6 million. Harvest also realized a capital loss of $1.6 billion ($796 million taxable capital loss) on the sale of the Downstream segment, of which none has been recognized in the deferred tax asset. See note 18 - Income Taxes.

Harvest recorded a loss of $56.6 million on the disposal of the Downstream segment, which has been included in the net loss from discontinued operations.

	Year Ended December 31
	2014	2013	2012
Refined products sales	$3,432.1	$4,416.9	$4,752.1

Expenses
Purchased products for resale and processing	3,250.0	4,327.4	4,520.3
Operating	209.8	233.1	262.6
Transportation and marketing	6.0	5.4	4.4
General and administrative	0.5	0.6	0.6
Depletion, depreciation and amortization	12.8	82.8	108.9
Gains on disposition of assets	(0.2)	(0.2)	—
Impairment	179.3	458.9	535.5
Operating loss from discontinued operations	$(226.1)	$(691.1)	$(680.2)
Finance costs (income)	1.5	2.0	(1.2)
Foreign exchange (gains) losses(1)	(21.7)	(34.5)	9.4
Loss before income tax from discontinued operations	$(205.9)	$(658.6)	$(688.4)
Income tax expense (recovery)	92.1	(24.8)	(58.5)
Loss from discontinued operations after income tax	$(298.0)	$(633.8)	$(629.9)
Loss on disposal of the Downstream subsidiary(2)	56.6	—	—
Net loss from discontinued operations	$(354.6)	$(633.8)	$(629.9)

(1)	For the year ended December 31, 2014, the unrealized foreign exchange gain was $21.6 million (2013 - $34.3 million; 2012 - loss of $8.6 million)
(2)	Includes the reclassification of cumulative foreign currency translation loss from AOCI of $44.1 million.

The following table summarizes the components of the discontinued operations cash flows:

	Year Ended December 31
	2014	2013	2012
Cash flow used in operating activities	$(60.0)	$(177.4)	$(52.9)
Cash flow from financing activities	129.1	226.8	149.5
Cash flow used in investing activities	(35.5)	(56.3)	(95.7)
Effect of exchange rate changes on cash	(1.0)	—	—
Total cash inflow (outflow)	$32.6	$(6.9)	$0.9

Net cash inflow from the disposal of Downstream subsidiary for the year ended December 31, 2014 was $37.9 million, calculated based on the net cash consideration received of $70.5 million less Downstream’s ending cash balance of $32.6 million.

8.	Property, Plant and Equipment (“PP&E”)

	Upstream	BlackGold	Downstream	Total
Cost:
As at December 31, 2012	$5,085.5	$679.8	$1,390.3	$7,155.6
Additions	305.6	444.5	53.2	803.3
Acquisitions	16.3	0.7	—	17.0
Disposals	(177.9)	—	(4.9)	(182.8)
Change in decommissioning liabilities	31.5	13.8	—	45.3
Transfer from E&E	11.3	—	—	11.3
Exchange adjustment	—	—	99.4	99.4
As at December 31, 2013	$5,272.3	$1,138.8	$1,538.0	$7,949.1
Additions	386.2	283.5	27.8	697.5
Acquisitions	3.1	0.2	—	3.3
Disposals	(500.2)	—	(0.2)	(500.4)
Change in decommissioning liabilities	116.6	12.1	—	128.7
Transfer from E&E	7.2	—	—	7.2
Exchange adjustment	—	—	107.1	107.1
Disposal of Downstream subsidiary	—	—	(1,672.7)	(1,672.7)
As at December 31, 2014	$5,285.2	$1,434.6	$—	$6,719.8

Accumulated depletion, depreciation, amortization and impairment losses:

As at December 31, 2012	$1,577.9	$—	$785.8	$2,363.7
Depreciation, depletion and amortization	530.0	—	82.8	612.8
Disposals	(25.9)	—	(4.7)	(30.6)
Impairment	24.1	—	458.9	483.0
Exchange adjustments	—	—	58.8	58.8
As at December 31, 2013	$2,106.1	$—	$1,381.6	$3,487.7
Depreciation, depletion and amortization	435.2	—	12.8	448.0
Disposals	(199.0)	—	—	(199.0)
Impairment	267.6	—	179.3	446.9
Exchange adjustments	—	—	99.0	99.0
Disposal of Downstream subsidiary	—	—	(1,672.7)	(1,672.7)
As at December 31, 2014	$2,609.9	$—	$—	$2,609.9

Net Book Value:
As at December 31, 2014	$2,675.3	$1,434.6	$—	$4,109.9
As at December 31, 2013	$3,166.2	$1,138.8	$156.4	$4,461.4

General and administrative costs directly attributable to PP&E addition activities of $23.4 million have been capitalized during the year ended December 31, 2014 (2013 – $19.6 million; 2012 – $21.6 million). Borrowing costs relating to the development of BlackGold assets have been capitalized within PP&E during the year ended December 31, 2014 in the amount of $33.4 million (2013 – $19.8 million; 2012 – $10.8 million), at a weighted average interest rate of 4.7% (2013 – 4.8%; 2012 – 5.7%) .. PP&E additions also include non-cash additions relating to the BlackGold deferred payment of $1.6 million (December 31, 2013 – $71.5 million) (see note 17).

At December 31, 2014, the BlackGold oil sands assets of $1.4 billion (December 31, 2013 – $1.1 billion) was excluded from the asset base subject to depreciation, depletion and amortization.

During 2014, Harvest’s Upstream segment closed the disposition of certain non-core oil and gas assets in Alberta and Saskatchewan for total proceeds of approximately $243.0 million. Harvest recognized $47.5 million of gains on disposition during the year ended December 31, 2014 (2013 – $33.9 million; 2012 – $30.3 million) relating to the de-recognition of PP&E, E&E, goodwill and decommissioning liabilities.

During 2014, Harvest recognized an impairment loss of $131.8 million and $100.8 million against its Upstream PP&E in the North Alberta light oil and East Saskatchewan light oil CGUs, respectively (2013 and 2012 – $nil). This was triggered by reserves write-down as a result of a decline in the short-term oil prices and reduced estimates of recoverable oil from the CGUs. The recoverable amount was based on the assets’ VIU, estimated using the net present value of proved plus probable reserves discounted at a pre-tax rate of 10% and the forecast commodity prices noted below. The recoverable amount as at December 31, 2014 for the North Alberta light oil CGU was $211.6 million and $118.8 million for the East Saskatchewan light oil CGU. A 200 bps increase in the discount rate would result in an additional impairment for the North Alberta light oil and East Saskatchewan light oil CGUs of approximately $15.9 million and $10.3 million, respectively. A 10% decrease in the forward oil price estimate would result in an additional impairment of approximately $50.1 million and $35.1 million for the North Alberta light oil and East Saskatchewan light oil CGUs, respectively.

Harvest also recognized an impairment loss of $35.0 million (2013 – $24.1 million; 2012 – $21.8 million) against its Upstream PP&E in the South Alberta gas CGU, which was triggered by reserves write-down as a result of lower forecast development activities and a decline in the long-term gas prices. The recoverable amount was based on the assets’ VIU, estimated using the net present value of proved plus probable reserves discounted at a pre-tax rate of 8% (2013 – 8%; 2012 – 10%) and forecast commodity prices noted below. The recoverable amount as at December 31, 2014 for the South Alberta gas CGU was $33.2 million (2013 – $77.7 million 2012 – $155.1 million). A 200 bps increase in the discount rate would result in an additional impairment for the South Alberta gas CGU of approximately $1.6 million while a 10% decrease in the forward gas price estimate would result in an additional impairment of approximately $9.1 million.

The following forecast commodity prices were used:

		Edmonton Light
	WTI Crude Oil	Crude Oil	AECO Gas	US$/Cdn$
Year	($US/bbl)	($Cdn/bbl)	($Cdn/Mmbtu)	Exchange Rate
2015	62.50	64.71	3.31	0.850
2016	75.00	80.00	3.77	0.875
2017	80.00	85.71	4.02	0.875
2018	85.00	91.43	4.27	0.875
2019	90.00	97.14	4.53	0.875
Thereafter(1)	+2%/year	+2%/year	+2%/year	0.875

(1)	Represents the average escalation percentage in each year after 2019 to the end of reserve life

9.	Goodwill

As at December 31, 2012	$391.8
Disposals	(12.0)
As at December 31, 2013	$379.8
Disposals	(26.7)
As at December 31, 2014	$353.1

Goodwill of $353.1 million (December 31, 2013 – $379.8 million) has been allocated to the Upstream operating segment. In assessing whether goodwill has been impaired, the carrying amount of the Upstream operating segment (including goodwill) is compared with the recoverable amount of the Upstream operating segment. The estimated recoverable amount of Upstream was determined based on its FVLCD.

Market participants generally apply the market multiple enterprise value per barrel of proved and probable reserves (“EV/2P”) when estimating the fair value of an oil and gas company. As such, Harvest determined the fair value of its Upstream segment by applying the observed EV/2P multiple of comparable public companies to its proved and probable reserves (Level 2 fair value input). Harvest’s proved and probable reserves were estimated by an independent qualified reserves evaluator and are subject to significant judgment. For December 31, 2014, the EV/2P multiples ranged from $10.60 to $49.99 per barrel of proved and probable reserves for a group of comparable companies of similar size and production profile. Harvest used an average EV/2P multiple of $23.12 per barrel of proved and probable reserves when determining the implied fair value of Harvest’s Upstream segment. As at December 31, 2014, the recoverable amount exceeded the carrying amount of the Upstream segment, as such, no goodwill impairment was recorded (2013 and 2012 – $nil). An EV/2P multiple of $12.85 per barrel of proved and probable reserves or lower will cause impairment to goodwill.

10.	Exploration and Evaluation Assets (“E&E”)

As at December 31, 2012	$73.4
Additions	16.7
Disposition	(7.9)
Unsuccessful E&E costs	(11.5)
Transfer to property, plant and equipment	(11.3)
As at December 31, 2013	$59.4
Additions	22.3
Acquisition	3.1
Disposition	(6.1)
Unsuccessful E&E costs	(9.4)
Transfer to property, plant and equipment	(7.2)
As at December 31, 2014	$62.1

The Company determined certain E&E costs to be unsuccessful and not recoverable, which were expensed as follows, together with pre-licensing expenses.

	Year Ended December 31
	2014	2013	2012
Pre-licensing costs	$0.8	$0.8	$2.9
Unsuccessful E&E costs	9.4	11.5	22.0
E&E expense	$10.2	$12.3	$24.9

11.	Investment in Joint Ventures

On April 23, 2014, Harvest entered into the DBP and HKMS joint ventures with KERR. The principal place of operations for both DBP and HKMS is in Canada. DBP was established for the purposes of exploring, developing and producing from oil and gas properties in the Deep Basin area in Northwest Alberta. On April 23, 2014, Harvest contributed certain producing and non-producing properties to DBP in exchange for 467,386,000 of common partnership units (82.32% ownership interest), while KERR contributed $100.4 million for 100,368,000 preferred partnership units (17.68% ownership interest). On August 29, 2014, KERR contributed an additional $32.9 million to the DBP for an additional 32,913,506 preferred partnership units increasing KERR’s ownership interest to 22.19% and diluting Harvest’s ownership interest to 77.81% .

Amounts contributed by KERR are being spent by the DBP to purchase land, drill and develop partnership properties in the Deep Basin area. As the initial funding from KERR is consumed and additional funds are required to fund the entire agreed initial multi-year development program, Harvest will be obligated to fund the balance of the program from its share of partnership distributions.

The preferred partnership units provide KERR certain preference rights, including a put option right exercisable after 10.5 years, whereby KERR could cause DBP to redeem all its preferred partnership units for consideration equal to its initial contribution plus a minimum after-tax internal rate of return of two percent. If DBP does not have sufficient funds to complete the redemption obligation and after making efforts to secure funding, whether via issuing new equity, entering into a financing arrangement or selling assets, the partnership can cash-call Harvest to meet such obligation (the “top-up obligation”). This top-up obligation is accounted for by Harvest at fair value through profit and loss and is estimated using a probabilistic model of the estimated future cash flows of the DBP (level 3 fair value inputs). The cash flow forecast is based on management’s internal assumptions of the volumes, commodity prices, royalties, operating costs and capital expenditures specific to the DBP. As at December 31, 2014, the fair value of the top-up obligation was estimated as $nil, therefore, no top-up obligation was recorded by Harvest. Once KERR achieves the minimum after-tax internal rate of return on its investment, Harvest is entitled to increased return on its investment.

HKMS was formed for the purposes of constructing and operating a gas processing facility, which will be primarily used to process the gas produced from the properties owned by the Deep Basin Partnership. A gas processing agreement was entered by the two partnerships. For the HKMS Partnership, KERR initially contributed $22.6 million on April 23, 2014 for 22,632,000 partnership units, which represented 34.82% of the outstanding partnership units. On August 29, 2014, KERR contributed an additional $7.4 million to HKMS for an additional 7,421,673 partnership units increasing KERR’s ownership interest to 46.24% . The remaining 53.76% (34,946,327 partnership units) will be contributed by Harvest as cash is required for the completion of construction of the gas processing facility. On the earlier of 10.5 years after the formation of HKMS or when KERR achieves a specified internal rate of return, Harvest will have the right but not the obligation to purchase all of KERR’s interest in HKMS Partnership for nominal consideration. As at December 31, 2014, $26.7 million of contribution has been made by Harvest to the HKMS partnership. The remaining $8.2 million of committed cash contribution will be contributed to HKMS in 2015.

The following tables show the balance and the movement in the investments in joint ventures account during the period:

	December 31, 2014	December 31, 2013
Deep Basin Partnership	$49.2	$—
HK MS Partnership	26.6	—
Investments in joint ventures	$75.8	$—

Balance as at December 31, 2013		$—
Initial investment on April 23, 2014		54.9
Additional investments in joint ventures		26.7
Share of loss from investments in joint ventures using HLBV method		(4.7)
Distributions received from joint ventures		(2.3)
Dilution gain recognized on disposal of assets		1.2
Balance as at December 31, 2014		$75.8

The initial investment of $54.9 million in DBP represents the net book value of the assets Harvest contributed to the partnership. As KERR’s ownership interest in DBP is considered a liability and not an equity interest, Harvest’s unrecognized dilution gain on the transaction of approximately $91.5 million will be recognized over 10.5 years based on KERR’s interest being converted to equity as distributions are made to KERR during the term. For the year ended December 31, 2014, Harvest recognized a dilution gain of $1.2 million.

The following tables summarize the financial information of the DBP and HKMS joint ventures:

	December 31, 2014
	DBP	HKMS
Cash and cash equivalents	$1.7	$—
Other current assets	51.7	0.6
Total current assets	$53.4	$0.6
Non-current assets	170.7	79.0
Total assets(1)	$224.1	$79.6

Current liabilities	$46.4	$13.6
Non-current financial liabilities	125.5	61.4
Other non-current liabilities	4.2	4.7
Total liabilities(1)	$176.1	$79.7

Net assets (liabilities) (1)	$48.0	$(0.1)

(1)	Balances represent 100% share of DBP and HKMS

	For the period April 23 to December 31, 2014
	DBP	HKMS
Revenues, net of royalties	$9.9	$—
Depletion, depreciation and amortization	(9.0)	—
Finance costs	(1.7)	—
Other	(3.8)	(0.1)
Net loss(1)	$(4.6)	$(0.1)

(1)	Balances represent 100% share of DBP and HKMS

The following table summarizes 100% of DBP’s contractual obligations and estimated commitments as at December 31, 2014:

			Payments Due by Period
	1 year	2-3 years	4-5 years	After 5 years	Total
Preferred distribution liability payments	$6.7	$2.1	$—	$123.4	$132.2
Firm processing commitment	11.7	28.0	28.0	67.7	135.4
Decommissioning and environmental liabilities(1)	—	0.1	0.4	9.6	10.1
Total	$18.4	$30.2	$28.4	$200.7	$277.7

(1)	Represents the undiscounted obligation by period.

The following table summarizes 100% of HKMS’s contractual obligations and estimated commitments as at December 31, 2014:

			Payments Due by Period
	1 year	2-3 years	4-5 years	After 5 years	Total
Decommissioning and environmental liabilities(1)	$—	$—	$—	$14.5	$14.5
Total	$—	$—	$—	$14.5	$14.5

(1)	Represents the undiscounted obligation by period.

Related party transactions

Deep Basin Partnership

As the operator of the DBP assets, Harvest has collected revenues and paid expenses on behalf of DBP. As at December 31, 2014, $3.8 million remains outstanding in accounts payable. A cash call payable of $44.4 million is also outstanding to DBP as at December 31, 2014 relating to the estimated drilling and completion costs to be incurred on behalf of the DBP.

In addition to the above, as managing partner, Harvest charges DBP for marketing fees and general and administrative expenses. For the year ended December 31, 2014, Harvest charged DBP marketing fee of $0.1 million and general and administrative expenses of $1.1 million. As at December 31, 2014, $nil balance remains outstanding in accounts receivable.

HK MS Partnership

As the managing partner, Harvest incurs expenditures relating to the construction of the midstream facility on behalf of HKMS. As at December 31, 2014, the balance of $0.6 million remains outstanding in accounts receivable.

12.	Long-Term Debt

	December 31, 2014	December 31, 2013
Credit facility	$617.6	$785.2
6⅞% senior notes due 2017 (US$500 million)	572.0	522.1
2⅛% senior notes due 2018 (US$630 million)	727.2	665.7
Long-term debt outstanding	$1,916.8	$1,973.0

a)	Credit Facility

On April 15, 2014, Harvest amended its credit facility to accommodate the progression of non-wholly owned partnership and joint venture arrangements for the development of Company lands. The amendments included provisions that allow the formation, operation and funding of partnerships that Harvest does not fully own, within specific parameters regarding the amount of assets and production contributed to such non-wholly owned partnership and joint arrangements. Limitation on distributions has been amended to allow distributions to Harvest or third parties by a joint venture partnership under specific provisions. The definitions for financial measures that are used in covenant ratios, including annualized EBITDA, total debt and senior debt have also been amended to accommodate the partnership and joint venture arrangements. In addition, the amendment removed Harvest’s option to cause the BlackGold assets to be removed from the security package of the credit facility, effectively enabling the Company to recognize equity related to BlackGold of $456.7 million as at December 31, 2014 for purposes of total capitalization, and specified an incremental amount of $229.5 million to be added to total capitalization for purposes of the total debt to total capitalization covenant, representing partial relief of the Downstream impairment charge incurred in 2013. The credit facility maturity date of April 30, 2017 remains unchanged. Also see note 27 – Subsequent Events.

Borrowings under the credit facility are available by way of bankers’ acceptances, Canadian prime rate loans, LIBOR based loans, or U.S. base rate loans at the Company’s discretion. At December 31, 2014, Harvest had $620.7 million drawn from the $1.0 billion available under the credit facility (December 31, 2013 – $788.5 million). The carrying value of the credit facility includes $3.1 million of deferred financial charges at December 31, 2014 (December 31, 2013 – $3.3 million). For the year ended December 31, 2014, interest charges on the facility aggregated to $23.6 million (2013 – $20.3 million; 2012 – $17.2 million), reflecting an effective interest rate of 3.4% (2013 and 2012 – 3.0% for both periods).

The credit facility is secured by a first floating charge over all of the assets of Harvest and its restricted subsidiaries. The most restrictive covenants of Harvest’s credit facility include an aggregate limitation of $25 million on financial assistance and/or capital contributions to parties other than Harvest or its restricted subsidiaries, a limitation to carrying on business in countries that are not members of the Organization of Economic Co-operation and Development and a limitation on the payment of distributions to the shareholder in certain circumstances such as an event of default. The credit facility requires standby fees on undrawn amounts and interest on amounts borrowed at varying rates depending on Harvest's ratio of senior debt to its annualized EBITDA. Availability under this facility is subject to the following quarterly financial covenants as defined in the credit facility agreement:

	Covenant	December 31, 2014	December 31, 2013
Senior debt (1) to annualized EBITDA (2)	3.00 to 1.0 or less	1.37	2.41
Annualized EBITDA(2) to annualized interest expense (3)	2.50 to 1.0 or higher	4.30	3.62
Senior debt (1) to total capitalization (4)	50% or less	16%	22%
Total debt (5) to total capitalization (6)	55% or less	49%	54%

(1)

Senior debt consists of letters of credit of $11.7 million (December 31, 2013 – $13.3 million), credit facility of $617.6 million (December 31, 2013 – $785.2 million), guarantees of $nil (December 31, 2013 – $32.8 million) and risk management contracts liabilities of $1.2 million (December 31, 2013 – $0.6 million) at December 31, 2014.

(2)

The measure of Consolidated EBITDA (herein referred to as “annualized EBITDA”) used in Harvest’s credit facility agreement is defined as earnings before finance costs, income tax expense or recovery, DD&A, exploration and evaluation costs, impairment of assets, unrealized gains or losses on risk management contracts, unrealized gains or losses on foreign exchange, gains or losses on disposition of assets, income or loss from joint venture, and other non-cash items during the last four quarters.

(3)

Annualized interest expense is a reference to Consolidated Interest Expense as defined in Harvest’s credit facility agreement and includes all interest expenses and finance charges incurred during the last four quarters.

(4)

Senior debt to total capitalization was amended on April 15, 2014. For the purposes of calculating the senior debt to total capitalization ratio, total capitalization will include total debt, related party loans, and shareholder’s equity as at December 31, 2014. Prior to the amendment, Harvest excluded equity related to BlackGold of $457.7 million as at December 31, 2013 in total capitalization.

(5)	Total debt consists of senior debt, senior notes, plus an incremental net amount of $112.0 million representing the implied redemption obligation owed to KERR by the Deep Basin Partnership.
(6)

Total debt to total capitalization was amended on April 15, 2014. For the purposes of calculating the total debt to total capitalization ratio, total capitalization will include total debt, related party loans, shareholder’s equity, plus an incremental amount of $229.5 million representing partial relief of the Downstream impairment charge incurred in 2013.

b)	6⅞% Senior Notes

On October 4, 2010, Harvest issued US$500 million of 6⅞% senior notes for net cash proceeds of US$484.6 million. The senior notes are unsecured with interest payable semi-annually on April 1 and October 1 and mature on October 1, 2017. The senior notes are unconditionally guaranteed by Harvest and all of its wholly-owned subsidiaries that guarantee the revolving credit facility and every future restricted subsidiary that guarantees certain debt. The notes are redeemable at a redemption price equal to 100% of the principal amount of the notes plus a make-whole redemption premium, plus accrued and unpaid interest to the redemption date. Harvest may also redeem the notes at any time in the event that certain changes affecting Canadian withholding taxes occur.

There are covenants restricting, among other things, the sale of assets and the incurrence of additional indebtedness if such issuance would result in an interest coverage ratio, as defined, of less than 2.0 to 1. Notwithstanding the interest coverage ratio limitation, the incurrence of additional indebtedness may be permitted under certain incurrence tests. One provision allows Harvest’s incurrence of indebtedness under the credit facility or other future bank debt in an aggregate principal amount not to exceed the greater of $1.0 billion and 15% of total assets. In addition, the covenants of the senior notes restrict the amount of dividends Harvest can pay to shareholders; no dividends have been paid during the year ended December 31, 2014.

c)	2⅛% Senior Notes

On May 14, 2013, Harvest issued US$630 million senior unsecured notes due May 14, 2018 with a coupon rate of 2⅛% for net proceeds of US$626.1 million. Interest on the 2⅛% senior notes is paid semi-annually on May 14 and November 14 of each year.

The senior notes are unconditionally and irrevocably guaranteed by Harvest’s parent company KNOC. A guarantee fee of 0.52% per annum of the principal balance is payable to KNOC semi-annually on May 14 and November 14 of each year. Also see note 25 - Related Party Transactions.

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

As a result of the early redemption of all three series of debentures in 2013, Harvest recognized a total gain on redemption of $3.6 million, which has been included in “finance costs” in the consolidated statements of comprehensive loss (see note 20).

On September 19, 2012, Harvest redeemed its 6.40% of convertible debentures at a redemption price of $1,024.90 per $1,000 principal amount for a total amount of $106.8 million. The redemption price was equal to the principal plus all accrued and unpaid interest thereon. Harvest recognized a nominal gain on the redemption in 2012, which has been included in “finance costs” in the consolidated statements of comprehensive income (see note 20).

e)	Senior Unsecured Credit Facility

On March 14, 2013, Harvest entered into a US$400 million senior unsecured credit facility. The facility was irrevocably and unconditionally guaranteed by KNOC and would, unless terminated earlier in accordance with its terms, terminate on October 2, 2013. Proceeds of borrowings under the senior unsecured credit facility were restricted and used to fund the early redemption of the 7.25% Debentures Due 2013 and the 7.25% Debentures Due 2014. Draws from the senior unsecured credit facility during the second quarter of 2013 were repaid with the proceeds from the issuance of the 2⅛% senior notes after which the senior unsecured credit facility was cancelled.

13.	Shareholder’s Capital

(a)	Authorized

The authorized capital consists of an unlimited number of common shares with no par value and an unlimited number of preferred shares issuable in series.

(b)	Number of Common Shares Issued

As at December 31, 2014 and 2013, there are 386,078,649 of common shares outstanding.

14.	Capital Structure

Harvest considers its capital structure to be its long term debt, related party loans, and shareholder’s equity.

	December 31, 2014	December 31, 2013
Credit facility(1)	$620.7	$788.5
6⅞% senior notes (US$500 million)(1)(2)	580.1	531.8
2⅛% senior notes (US$630 million)(1)(2)	730.9	670.1
Related party loans (US$170 million and CAD$200 million)(2)(3)	397.2	260.8
	$2,328.9	$2,251.2
Shareholder's equity	1,534.8	1,939.2
	$3,863.7	$4,190.4

(1)	Excludes capitalized financing fees
(2)	Face value converted at the period end exchange rate
(3)	As at December 31, 2013, related party loans comprised of US$170 million from ANKOR and CAD$80 million from KNOC.

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

Harvest evaluates its capital structure using the same financial covenant ratios as the ones externally imposed under the Company’s credit facility (see note 12a). The Company continually monitors its credit facility covenants and actively takes steps, such as reduce borrowings, increase capitalization, amending or renegotiating covenants as and when required, to ensure compliance. Harvest was in compliance with all debt covenants at December 31, 2014 and the prior period.

15.	Financial Instruments

a)	Fair Values

Financial instruments of Harvest consist of accounts receivable, accounts payable and accrued liabilities, borrowings under the credit facility, risk management contracts, promissory note, senior notes, related party loans and long term liability. Cash and risk management contracts are the only financial instruments that are measured at fair value on a recurring basis. Harvest classifies the fair value of these transactions according to the fair value hierarchy based on the amount of observable inputs used to value the instrument. During the year ended December 31, 2014, there were no transfers among Levels 1, 2 and 3.

	December 31, 2014		Fair Value Measurements
			Quoted prices in	Significant other
	Carrying	Fair	active markets	observable
	Value	Value	(Level 1)	inputs (Level 2)
Financial Assets
Loans and Receivables Measured at Cost
Accounts receivable	$89.8	$89.8	$—	$89.8
Held for Trading
Fair value of risk management contracts	1.9	1.9	—	1.9
Total Financial Assets	$91.7	$91.7	$—	$91.7
Financial Liabilities
Held for Trading
Fair value of risk management contracts	$1.2	$1.2	$—	$1.2
Measured at Amortized Cost
Accounts payable and accrued liabilities	370.2	370.2	—	370.2
Credit Facility	617.6	620.7	—	620.7
6⅞% senior notes	572.0	561.9	—	561.9
2⅛% senior notes	727.2	727.2	727.2	—
Related party loans	396.5	367.9	—	367.9
Long-term liability	61.5	47.6	—	47.6
Total Financial Liabilities	$2,746.2	$2,696.7	$727.2	$1,969.5

	December 31, 2013		Fair Value Measurements
			Quoted prices in	Significant other
	Carrying	Fair	active markets	observable
	Value	Value	(Level 1)	inputs (Level 2)
Financial Assets
Loans and Receivables Measured at Cost
Accounts receivable	$168.9	$168.9	$—	$168.9
Held for Trading
Fair value of risk management contracts	0.3	0.3	—	0.3
Total Financial Assets	$169.2	$169.2	$—	$169.2
Financial Liabilities
Held for Trading
Fair value of risk management contracts	$0.6	$0.6	$—	$0.6
Measured at Amortized Cost
Accounts payable and accrued liabilities	258.3	258.3	—	258.3
Credit facility	785.2	788.5	—	788.5
6⅞% senior notes	522.1	577.7	—	577.7
2⅛% senior notes	665.7	653.2	653.2	—
Promissory note	12.3	12.3	—	12.3
Related party loans	259.6	242.1	—	242.1
Long-term liability	69.2	60.7	—	60.7
Total Financial Liabilities	$2,573.0	$2,593.4	$653.2	$1,940.2

Non-derivative financial instruments

Due to the short term maturities of accounts receivable, accounts payable and accrued liabilities, and promissory note, their carrying values approximate their fair values.

The credit facility bears a floating market rate, thus, the fair value approximates the carrying value (excluding deferred financing charges). The carrying value of the credit facility includes $3.1 million of deferred financing charges at December 31, 2014 (December 31, 2013 – $3.3 million).

The fair value of the 2⅛% senior notes was based on the quoted market price of the notes on the Singapore Exchange as at December 31, 2014 (Level 1 fair value input), which includes the benefit of the guarantee offered by KNOC. The fair value of the 6⅞% senior notes was estimated based on the period end trading price of the notes on the secondary market (Level 2 fair value input).

The fair values of the related party loans and long-term liability are estimated by discounting the future interest and principal payments using the current market interest rates of instruments with similar terms. At December 31, 2014, the rate used in determining the fair values of the related party loans was 8.5% and 9.5% for the long-term liability (December 31, 2013 – 7.0% for both).

Derivative financial instruments

Harvest enters into risk management contracts with various counterparties, principally financial institutions with investment grade credit ratings. The fair values of the risk management contracts are determined based on the quoted forward prices of similar transactions observable in active markets as at December 31, 2014. The fair values of the risk management contracts are net of a credit valuation adjustment attributable to derivative counterparty default risk or the Company’s own default risk. The changes in counterparty credit risk had no material effect on the hedge effectiveness assessment for derivatives designated in the hedging relationship and other financial instruments recognized at fair value. Derivative financial instruments carried at fair value are as follows:

	December 31, 2014		December 31, 2013
	Assets	Liability	Assets	Liability
Natural gas swap	$1.9	$—	$0.2	$—
Power swap	—	(1.2)	0.1	(0.6)
	$1.9	$(1.2)	$0.3	$(0.6)

b)	Financial Assets and Financial Liabilities Subject to Offsetting

The following table presents the recognized financial instrument that are offset, or subject to enforceable master netting arrangements or other similar agreements but not offset, as at December 31, 2014 and 2013, and shows in the “net” column what the net impact would be on Harvest’s statement of financial position if all set-off rights was exercised.

		Amounts offset
				Related
		Gross		financial
	Gross	assets		instruments
	assets	(liabilities)	Net amount	that are not
	(liabilities)	offset	presented	offset	Net
December 31, 2014
Financial assets
Account receivable(i)	$2.2	$(2.1)	$0.1	$—	$0.1
Risk management contracts(ii)	1.9	—	1.9	(0.8)	1.1
	$4.1	$(2.1)	$2.0	$(0.8)	$1.2
Financial Liabilities
Account payable and accrued liabilities(i)	$(2.1)	$2.1	$—	$—	$—
Risk management contracts(ii)	(1.2)	—	(1.2)	0.8	(0.4)
	$(3.3)	$2.1	$(1.2)	$0.8	$(0.4)

December 31, 2013
Financial assets
Account receivable(i)(iii)	$197.5	$(189.7)	$7.8	$—	$7.8
Risk management contracts(ii)	0.3	—	0.3	(0.1)	0.2
	$197.8	$(189.7)	$8.1	$(0.1)	$8.0
Financial Liabilities
Account payable and accrued liabilities(i)(iii)	$(189.7)	$189.7	$—	$—	$—
Risk management contracts(ii)	(0.6)	—	(0.6)	0.1	(0.5)
	$(190.3)	$189.7	$(0.6)	$0.1	$(0.5)

(a)	Various master netting agreements with counterparties that allow net settlement of payments in the normal course of business.
(b)

Harvest entered into derivative transactions under International Swaps and Derivatives Association (“ISDA”) master netting agreements. In general, under such agreements the amounts owed by each counterparty on a single day in respect of all transactions outstanding in the same currency are aggregated into a single net amount that is payable by one party to the other. In certain circumstances – e.g. When credit event such as default occurs, all outstanding transactions under the agreement are terminated, the termination value is assessed and only a single net amount is settled for all transactions. The ISDA agreements do not meet the criteria for offsetting in the statement of financial position as Harvest does not have currently enforceable right to offset recognized amounts because the rights to offset is enforceable only on the occurrence of future events such as a default on the bank loan or other credit events.

(c)	Standard terms of the Downstream supply and off take (“SOA”) agreement included a provision allowing for net settlement of payments in the normal course of business.

c)	Risk Exposure

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

The Company at times enters into natural gas, crude oil, electricity and foreign exchange contracts to reduce the volatility of cash flows from some of its forecast sales and purchases, and when allowable, will designate these contracts as cash flow hedges. These derivative contracts are entered for periods consistent with the underlying hedged transactions. Under hedge accounting, the effective portion of the unrealized gains and losses is included in OCI. The effective portion of the realized gains and losses is removed from AOCI and included in petroleum and natural gas sales. The ineffective portion of the unrealized and realized gains and losses are recognized in the consolidated statement of comprehensive loss.

Risk management contracts (gains) losses recorded to income include the ineffective portion of the gains or losses on the derivative contracts designated as cash flow hedges, the gains or losses on the derivatives that were not designated as hedges and the gains or losses subsequent to the discontinuation of hedge accounting on the previously designated derivatives:

				Year Ended December 31
		2014			2013			2012
	Realized						Realized
	(gains)	Unrealized		Realized	Unrealized		(gains)	Unrealized
	losses	losses	Total	gains	losses	Total	losses	losses	Total
Power	$1.6	$0.7	$2.3	$(3.1)	$0.5	$(2.6)	$—	$—	$—
Crude Oil	—	—	—	(0.4)	—	(0.4)	(2.1)	1.1	(1.0)
Currency	(0.2)	—	(0.2)	(1.4)	—	(1.4)	0.5	—	0.5
	$1.4	$0.7	$2.1	$(4.9)	$0.5	$(4.4)	$(1.6)	$1.1	$(0.5)

The following is a summary of Harvest’s risk management contracts outstanding at December 31, 2014:

Contracts Designated as Hedges
Contract Quantity	Type of Contract	Term	Contract Price	Fair value
5,400 GJ/day	AECO swap	Jan - Dec 2015	$3.65/GJ	$1.9

Contracts Not Designated as Hedges
Contract Quantity	Type of Contract	Term	Contract Price	Fair value
30 MWh	AESO power swap	Jan - Dec 2015	$47.75/MWh	$(1.2)

(ii)	Credit Risk

Upstream Accounts Receivable

Accounts receivable in Harvest’s Upstream operations are due from crude oil and natural gas purchasers as well as joint venture partners in the petroleum and natural gas industry and are subject to normal industry credit risks. Concentration of credit risk is mitigated by having a broad customer base, which includes a significant number of companies engaged in joint operations with Harvest. Harvest periodically assesses the financial strength of its crude oil and natural gas purchasers and will adjust its marketing plan to mitigate credit risks. This assessment involves a review of external credit ratings of the counterparty; however, if external ratings are not available, Harvest performs an internal credit review based on the purchaser’s past financial performance. Credit is allocated to a counterparty dependent on the external and internal credit rating, and if required, parent guarantees, letter of credit or prepayments are requested. The credit risk associated with joint venture partners is mitigated by reviewing the credit history of partners and requiring some partners to provide cash prior to incurring significant capital costs on their behalf. Additionally, most agreements have a provision enabling Harvest to use the proceeds from the sale of production that would otherwise be taken in kind by the partner to offset amounts owing from the partner that is in default. Generally, the only instances of impairment are when a purchaser or partner is facing bankruptcy or extreme financial distress.

Risk Management Contract Counterparties

Harvest is exposed to credit risk from the counterparties to its risk management contracts. This risk is managed by diversifying Harvest’s risk management portfolio among a number of counterparties limited to lenders in its syndicated credit facility; Harvest has no history of losses with these counterparties.

Downstream Accounts Receivable

Prior to the disposal of the Downstream operations, the SOA exposed Harvest to the credit risk of Macquarie Energy Canada Ltd. (“Macquarie”) as all feedstock purchases and the majority of product sales were made with Macquarie. However, this credit risk was mitigated by the amounts owing to Macquarie for feedstock purchases that are offset against amounts receivable from Macquarie for product sales with the balance being net settled.

Harvest’s maximum exposure to credit risk relating to the above classes of financial assets at December 31, 2014 and 2013 is the carrying value of accounts receivable. The tables below provide an analysis of Harvest’s current and past due but not impaired receivables.

			December 31, 2014
			Overdue AR
			> 30 days,	> 60 days,
	Current	< 30 days	< 60 days	< 90 days	> 90 days(2)	Total
Upstream accounts receivable(1)	$86.2 $	0.8	$0.4	$0.1	$2.3	$89.8

(1)	Net of payables subject to master netting arrangements or other similar agreements. See note 15(b).
(2)	Net of $1.6 million of allowance for doubtful accounts.

			December 31, 2013
			Overdue AR
			> 30 days,	> 60 days,
	Current	< 30 days	< 60 days	< 90 days	> 90 days(2)	Total
Upstream accounts receivable(1)	$111.2	$1.1	$0.4	$0.1	$2.1	$114.9
Downstream accounts receivable(1)	44.8	—	5.9	1.6	1.7	54.0
Total	$156.0	$1.1	$6.3	$1.7	$3.8	$168.9

(1)	Net of payables subject to master netting arrangements or other similar agreements. See note 15(b).

(2)	Net of $2.5 million of allowance for doubtful accounts.

(iii)	Liquidity Risk

Harvest is exposed to liquidity risk due to the Company’s accounts payables and accrued liabilities, risk management contracts liability, borrowings under its credit facility, senior notes, related party loans and long-term liability. This risk is mitigated by managing the maturity dates on the Company’s obligations, utilizing the undrawn borrowing capacity in the credit facility, complying with covenants and managing the Company’s cash flow by entering into price risk management contracts. Additionally, when Harvest enters into price risk management contracts it selects counterparties that are also lenders in its syndicated credit facility thereby using the security provided in the credit agreement and eliminating the requirement for margin calls and the pledging of collateral. Majority of the financial liabilities are an integral part of Harvest’s capital structure which is monitored and managed as discussed in note 14.

The following tables provide an analysis of Harvest’s financial liability maturities based on the remaining terms of its liabilities including the related interest charges as at December 31, 2014 and 2013:

		December 31, 2014
		>1 year	>3 years
	<1 year	<3 years	<5 years	>5 years	Total
Accounts payable and accrued liabilities(1)	$370.2	$—	$—	$—	$370.2
Credit facility and interest	19.1	646.2	—	—	665.3
6⅞% senior notes and interest	40.0	659.8	—	—	699.8
2⅛% senior notes and interest	15.5	31.1	738.6	—	785.2
Related party loans and interest	—	225.4	258.3	—	483.7
Long-term liability	—	21.7	19.0	38.1	78.8
Risk management contracts liability	1.2	—	—	—	1.2
Total	$446.0	$1,584.2 $	1,015.9	$38.1	$3,084.2

(1)	Net of receivables subject to master netting arrangements or other similar agreements. See note 15(b).

		December 31, 2013
		>1 year	>3 years
	<1 year	<3 years	<5 years	>5 years	Total
Accounts payable and accrued liabilities(1)	$258.3	$—	$—	$—	$258.3
Credit facility and interest	25.8	51.7	789.2	—	866.7
6⅞% senior notes and interest	36.5	73.1	568.4	—	678.0
2⅛% senior notes and interest	14.2	28.5	691.4	—	734.1
Promissory note and interest	12.5	—	—	—	12.5
Related party loans and interest	—	—	316.0	—	316.0
Long-term liability	—	21.8	19.3	48.2	89.3
Risk management contracts liability	0.6	—	—	—	0.6
Total	$347.9	$175.1	$2,384.3	$48.2	$2,955.5

(1)	Net of receivables subject to master netting arrangements or other similar agreements. See note 15(b).

(iv)	Market Risks and Sensitivity Analysis

Interest rate risk

Harvest is exposed to interest rate risk on its bank borrowings as interest rates are determined in relation to floating market rates plus an incremental charge based on the Company’s senior debt to annualized EBITDA. Harvest’s 6⅞% and 2⅛% senior notes and related party loans have fixed interest rates and therefore do not have any additional interest rate risk. Harvest manages its interest rate risk by targeting appropriate levels of debt relative to its expected cash flow from operations.

If the interest rate applicable to Harvest’s bank borrowings at December 31, 2014 increased or decreased by approximately 25 basis points with all other variables held constant, pre-tax income for the year would change by $1.6 million (2013 - $2.3 million) as a result of change in interest expense on variable rate borrowings under the credit facility.

Currency exchange rate risk

Harvest is exposed to the risk of changes in the U.S. dollar exchange rate on its U.S. dollar denominated revenues. In addition, Harvest’s 6⅞% and 2⅛% senior notes, related party loan from ANKOR and LIBOR based loans are denominated in U.S. dollars, collectively US$1.3 billion (2013 - US$1.3 billion). Interest on such debt is also payable in U.S. dollars and accordingly, the future cash payments of the principal and interest obligations will be sensitive to fluctuations in the U.S. dollars relative to the Canadian dollars.

Prior to the disposal, Downstream operations operated with a U.S. dollar functional currency which gave rise to currency exchange rate risk on the Company’s Canadian dollar denominated monetary assets and liabilities such as Canadian dollar bank accounts, accounts receivable and payable, and defined benefit obligations. Prior to the sale, Harvest managed these exchange rate risks by occasionally entering into fixed rate currency exchange contracts on future U.S. dollar payments and U.S. dollar sales receipts.

If the U.S. dollar strengthened or weakened by 10% relative to the Canadian dollar, the impact on pre-tax income and other comprehensive income due to the translation of financial instruments held at December 31 would be as follows:

	December 31, 2014		December 31, 2013
	Increase	Increase	Increase	Increase
	(decrease) in	(decrease) in	(decrease) in	(decrease) in
	income before	OCI before	income before	OCI before
	tax(1)	tax(1)	tax(1)	tax(1)
10% strengthening in U.S. dollar relative to Canadian dollar	$(133.1)	$—	$(50.6)	$(64.3)
10% weakening in U.S. dollar relative to Canadian dollar	$133.1	$—	$50.6	$64.3

(1)	The sensitivity to net income and other comprehensive income is done independently.

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

If the following changes in expected forward prices were applied to the fair value of risk management contracts in place at December 31, 2014 and 2013, the pre-tax impact would be as follows:

	December 31, 2014		December 31, 2013
	Increase	Increase	Increase	Increase
	(decrease) in	(decrease) in	(decrease) in	(decrease) in
	income	OCI before	income before	OCI before
	before tax	tax	tax	tax
Forward price of natural gas – 10% increase	$—	$(0.5)	$—	$(5.0)
Forward price of natural gas – 10% decrease	$—	$0.5	$—	$5.0

Forward price of electricity – 10% increase	$1.1	$—	$1.4	$—
Forward price of electricity – 10% decrease	$(1.1)	$—	$(1.4)	$—

16.	Provisions

	Upstream	BlackGold	Downstream	Total
Decommissioning liabilities at December 31, 2012	$709.3	$19.8	$16.2	$745.3
Liabilities incurred	8.6	14.9	—	23.5
Settled during the period	(18.6)	(0.1)	—	(18.7)
Revisions (change in estimated timing and costs)	22.9	(1.1)	—	21.8
Disposals	(33.6)	—	—	(33.6)
Accretion	20.8	0.8	0.5	22.1
Decommissioning liabilities at December 31, 2013	$709.4	$34.3	$16.7	$760.4
Environmental remediation at December 31, 2013	6.7	—	—	6.7
Other provisions at December 31, 2013	3.5	—	—	3.5
Less current portion	(39.1)	—	—	(39.1)
Balance at December 31, 2013	$680.5	$34.3	$16.7	$731.5

Decommissioning liabilities at December 31, 2013	$709.4	$34.3	$16.7	$760.4
Liabilities incurred	8.0	4.2	—	12.2
Settled during the period	(13.8)	—	—	(13.8)
Revisions (change in discount rate, estimated timing and costs)	108.6	7.9	—	116.5
Disposals	(80.9)	—	—	(80.9)
Accretion	20.7	1.1	0.4	22.2
Disposal of Downstream segment	—	—	(17.1)	(17.1)
Decommissioning liabilities at December 31, 2014	$752.0	$47.5	$—	$799.5
Environmental remediation at December 31, 2014	7.6	—	—	7.6
Other provisions at December 31, 2014	3.5	—	—	3.5
Less current portion	(37.3)	—	—	(37.3)
Balance at December 31, 2014	$725.8	$47.5	$—	$773.3

Harvest estimates the total undiscounted amount of cash flows required to settle its decommissioning and environmental remediation liabilities to be approximately $1.4 billion at December 31, 2014 (December 31, 2013 – $1.6 billion), which will be incurred between 2015 and 2075. A risk-free discount rate of 2.3% (December 31, 2013 – 3.0%) and inflation rate of 1.7% (December 31, 2013 – 1.7%) were used to calculate the fair value of the decommissioning and environmental remediation liabilities. The actual decommissioning and environmental remediation costs will ultimately depend upon future market prices for the necessary decommissioning and remediation work required, which will reflect market conditions at the relevant time. Furthermore, the timing of decommissioning is likely to depend on when the fields cease to produce at economically viable rates. This in turn will depend upon future oil and gas prices, which are inherently uncertain.

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

17.	Long-Term Liability

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

Under the EPC contract, a maximum of approximately $101 million of the EPC costs will be paid in equal installments, without interest, over 10 years commencing on the completion of the EPC work in 2015. The liability is considered a financial liability and is initially recorded at fair value, which is estimated as the present value of all future cash payments discounted using the prevailing market rate of interest for similar instruments. As at December 31, 2014, Harvest recognized a total liability of $77.8 million (December 31, 2013 – $76.2 million) using a discount rate of 4.5% (December 31, 2013 – 4.5%) of which $19.0 million (December 31, 2013 – $9.6 million) is payable within a year and has been included with accounts payable and accrued liabilities.

Also included in long-term liability is an accrual related to Harvest’s long term incentive program of $2.7 million (December 31, 2013 – $2.6 million) as well as long term deferred credits of $nil (December 31, 2013 – $0.3 million).

18.	Income Taxes

Income tax recovery recognized in net loss from continuing operations:

	Year Ended December 31
	2014	2013	2012
Current income tax expense	$—	$—	$—
Deferred income tax ("DIT") recovery	(324.9)	(39.4)	(23.1)
Income tax recovery from continuing operations	$(324.9)	$(39.4)	$(23.1)

The income tax recovery, for continuing operations, varies from the amount that would be computed by applying the relevant Canadian income tax rates to reported losses before taxes as follows:

	Year Ended December 31
	2014	2013	2012
Loss before income tax from continuing operations	$(410.5)	$(187.5)	$(114.2)
Combined Canadian federal and provincial statutory income tax rate	27.51%	27.69%	27.65%
Computed income tax recovery at statutory rates	$(112.9)	$(51.9)	$(31.6)
Increased expense (recovery) resulting from the following:
Difference between current and expected tax rates	10.2	4.8	2.4
Foreign exchange impact not recognized in income	18.7	8.0	(1.2)
Amended returns and pool balances	0.5	(1.7)	5.2
Recognition of previously unrecognized temporary difference (see note 7)	(247.6)	—	—
Non-deductible expenses (recoveries)	2.0	(1.1)	2.1
Other	4.2	2.5	—
Income tax recovery	$(324.9)	$(39.4)	$(23.1)

The change in the applicable tax rate for the year ended December 31, 2014 from the previous year is due to a decrease in the provincial component of the tax rate.

Movements in the DIT asset (liability) are as follows:

					Total
					deferred
		Decommissioning	Non-capital		asset/
	PP&E	liabilities	tax losses	Other	(liability)

At December 31, 2012	$(323.0)	$191.6	$190.9	$1.6	$61.1
Recognized in profit or loss	28.4	0.8	57.3	5.3	91.8
Recognized in other comprehensive loss	—	—	—	(4.1)	(4.1)
At December 31, 2013	$(294.6)	$192.4	$248.2	$2.8	$148.8
Recognized in profit or loss	295.1	14.9	(2.5)	17.4	324.9
Recognized in other comprehensive loss	—	—	—	0.9	0.9
Recognized in discontinued operations	(51.0)	(3.3)	(37.0)	(0.8)	(92.1)
At December 31, 2014	$(50.5)	$204.0	$208.7	$20.3	$382.5

As at December 31, 2014, Harvest had approximately $811 million (December 31, 2013 – $1.5 billion of which $713.8 million was not recognized.) of carry-forward tax losses and approximately $4.2 billion (December 31, 2013 – $3.5 billion) of tax pools that would be available to offset against future taxable profit. The carry-forward losses will expire between the years 2024 and 2033. DIT assets are recognized to the extent that it is probable that taxable profit will be available against which the deductible temporary differences and the carry-forward of unused tax losses can be utilized. A deferred tax asset related to the carry-forward tax losses has been recorded as Harvest expects that future taxable profits, through a combination of future operating results and other tax planning opportunities will be sufficient to utilize the deferred tax asset.

As at December 31, 2014, Harvest had a contingent liability relating to an unsettled dispute with the Canada Revenue Agency. This contingent liability has not been provided for in the consolidated statement of financial position as the Company has assessed that it is possible but not probable that a payment will be necessary. The range of possible payment is estimated to be between $3.6 million to $7.1 million.

19.	Operating and General and Administrative (“G&A”) Expenses

	Year Ended December 31
Operating expenses	2014	2013	2012
Power and purchased energy	$67.6	$89.1	$79.6
Well servicing	39.6	49.9	56.0
Repairs and maintenance	53.2	51.7	57.0
Lease rentals and property taxes	38.8	37.3	38.3
Salaries and benefits	30.9	31.8	31.5
Professional and consultation fees	14.2	15.3	19.3
Chemicals	19.9	18.7	18.0
Processing fees	38.2	36.8	33.4
Trucking	13.8	13.9	16.3
Other	14.3	1.1	9.6
	$330.5	$345.6	$359.0

	Year Ended December 31
General and administrative expenses	2014	2013	2012
Salaries and benefits	$64.5	$60.2	$64.8
Professional and consultation fees	10.3	13.9	10.8
Other	14.0	14.4	12.7
G&A capitalized and recovery	(24.0)	(20.4)	(23.3)
	$64.8	$68.1	$65.0

20.	Finance Costs

	Year Ended December 31
	2014	2013	2012
Interest and other financing charges	$106.7	$93.8	$105.5
Accretion of decommissioning and environmental remediation liabilities	22.0	21.8	20.2
Gain on redemption of convertible debentures	—	(3.6)	—
Less: interest capitalized	(33.4)	(19.8)	(13.5)
	$95.3	$92.2	$112.2

21.	Foreign Exchange

	Year Ended December 31
	2014	2013	2012
Realized (gains) losses on foreign exchange	$1.5	$3.5	$(0.9)
Unrealized (gains) losses on foreign exchange	124.9	75.2	(9.8)
	$126.4	$78.7	$(10.7)

22.	Supplemental Cash Flow Information

	Year Ended December 31
	2014	2013	2012
Source (use) of cash:
Accounts receivable	$44.2	$6.7	$36.7
Prepaid expenses and long-term deposit	4.4	6.1	18.2
Inventories	(50.9)	29.2	(19.8)
Accounts payable and accrued liabilities	173.2	(114.7)	(89.2)
Net changes in non-cash working capital	170.9	(72.7)	(54.1)

Changes relating to operating activities	112.2	(70.6)	11.0
Changes relating to investing activities	47.1	21.6	(63.8)
Reclass of long-term liability to accounts payable	11.4	—	—
Reclass of accounts payable to promissory note	—	(24.2)	—
Add: Other non-cash changes	0.2	0.5	(1.3)
	$170.9	$(72.7)	$(54.1)

23.	Accumulated Other Comprehensive Income (“AOCI”)

	Foreign	Designated
	Currency	Cash Flow
	Translation	Hedges, Net of	Actuarial Loss,
	Adjustment	Tax	Net of Tax	Total
Balance at December 31, 2012	$(42.1)	$1.2	$(16.7)	$(57.6)
Reclassification to net income of gains on cash flow hedges	—	(2.8)	—	(2.8)
Gains on derivatives designated as cash flow hedges, net of tax	—	1.7	—	1.7
Actuarial gain, net of tax	—	—	18.1	18.1
Gains on foreign currency translation	7.9	—	—	7.9
Balance at December 31, 2013	$(34.2)	$0.1	$1.4	$(32.7)
Reclassification to net income of gains on cash flow hedges	—	(2.1)	—	(2.1)
Gains on derivatives designated as cash flow hedges, net of tax	—	3.4	—	3.4
Actuarial loss, net of tax	—	—	(5.7)	(5.7)
Transfer of cumulative actuarial loss to deficit	—	—	4.3	4.3
Losses on foreign currency translation	(9.9)	—	—	(9.9)
Reclassification of cumulative foreign currency translation to loss from discontinued operations	44.1	—	—	44.1
Balance at December 31, 2014	$—	$1.4	$—	$1.4

The following table summarizes the impacts of the cash flow hedges on the OCI:

			Year Ended December 31
		After-tax				Pre-tax
	2014	2013	2012		2014	2013	2012
Gains reclassified from OCI to revenues	$(2.1)	$(2.8)	$(22.4	) $	(3.0)	$(3.9)	$(29.6)
Gains recognized in OCI	3.4	1.7	9.2		4.7	2.4	12.2
Total	$1.3	$(1.1)	$(13.2	) $	1.7	$(1.5)	$(17.4)

The Company expects the $1.4 million after-tax accumulated gain ($1.8 million pre-tax) reported in AOCI related to the natural gas cash flow hedges to be released to net income within the next twelve months.

24.	Inventories

	December 31, 2014	December 31, 2013
Petroleum products
Upstream – pipeline fill	$2.6	$3.0
Downstream	—	43.8
Total petroleum product inventory	2.6	46.8
Parts and supplies	—	4.8
	$2.6	$51.6

25.	Related Party Transactions

a)	Related party loans

On December 30, 2013, Harvest entered into a subordinated loan agreement with KNOC to borrow up to $200 million at a fixed interest rate of 5.3% per annum. The full principal and accrued interest is payable on December 30, 2018. As of December 31, 2014, Harvest has drawn $200.0 million from the loan agreement (December 31, 2013 - $80.0 million). The loan amount was recorded at fair value on initial recognition by discounting the future cash payments at the rate of 7% which is considered the market rate applicable to the liability. As at December 31, 2014, the carrying value of the KNOC loan was $191.2 million (December 31, 2013 - $75.7 million). The difference between the fair value and the loan amount was recognized in contributed surplus. As at December 31, 2014, $10.3 million (December 31, 2013 – $4.3 million) has been recognized in contributed surplus related to the KNOC loan. For the year ended December 31, 2014, interest expense of $11.5 million was recorded (2013 and 2012 – $nil), of which $4.9 million remains outstanding as at December 31, 2014 (December 31, 2013 – $nil).

On August 16, 2012, Harvest entered into a subordinated loan agreement with ANKOR to borrow US$170 million at a fixed interest rate of 4.62% per annum. The principal balance and accrued interest is payable on October 2, 2017. At December 31, 2014, Harvest’s related party loan from ANKOR included $197.2 million (December 31, 2013 – $180.8 million) of principal and $3.1 million (December 31, 2013 – $3.0 million) of accrued interest. Interest expense was $8.7 million for the year ended December 31, 2014 (2013 – $8.1 million; 2012 – $3.0 million).

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

	Year Ended December 31
	2014	2013	2012
Short-term benefits	$5.2	$5.1	$5.3
Other long-term benefits	0.7	0.7	0.4
Other	0.2	—	0.5
	$6.1	$5.8	$6.2

c)	Other Related Party Transactions

	Transactions				Balance Outstanding
	Year Ended			Accounts receivable as at		Accounts payable as at
	December 31			December 31,		December 31,
	2014	2013	2012	2014	2013	2014	2013
Revenues KNOC(1)	$1.7	$4.1	$0.1	$—	$—	$—	$—

G&A Expenses KNOC(2)	$(3.7)	$(3.5)	$(5.6)	$0.5	$—	$3.7	$0.5

Finance costs KNOC(3)	$4.0	$2.8	$—	$—	$—	$2.7	$0.5

(1)

Global Technology and Research Centre (“GTRC) is used as a training and research facility for KNOC. In 2014 and 2013, the amount is related to a geological study performed by the GTRC on behalf of KNOC.

(2)

Amounts relate to the reimbursement from KNOC for general and administrative expenses incurred by the GTRC. Also included is Harvest’s reimbursement to KNOC for secondee salaries paid by KNOC on behalf of Harvest.

(3)

Charges from KNOC for the irrevocable and unconditional guarantee they provided on Harvest’s 2⅛% senior notes and the senior unsecured credit facility. A guarantee fee of 52 basis points per annum is charged by KNOC.

26.	Commitments

The following is a summary of Harvest’s contractual obligations and estimated commitments as at December 31, 2014:

		Payments Due by Period
	1 year	2-3 years	4-5 years	After 5 years	Total
Debt repayments(1)	$—	$1,398.0	$930.9	$—	$2,328.9
Debt interest payments(1) (2)	74.5	164.5	66.1	—	305.1
Purchase commitments(3)	23.4	20.0	20.0	40.0	103.4
Operating leases	5.2	16.0	14.6	42.1	77.9
Firm processing commitments	20.1	38.0	32.7	84.0	174.8
Firm transportation agreements	17.1	54.7	43.6	75.5	190.9
Employee benefits(4)	0.4	4.3	—	—	4.7
Decommissioning and environmental liabilities(5)	33.8	59.5	38.3	1,288.8	1,420.4
Total	$174.5	$1,755.0	$1,146.2	$1,530.4	$4,606.1

(1)	Assumes constant foreign exchange rate.
(2)	Assumes interest rates as at December 31, 2014 will be applicable to future interest payments.
(3)	Relates to drilling and BlackGold oil sands project commitment.
(4)	Relates to the long-term incentive plan payments.
(5)	Represents the undiscounted obligation by period.

27.	Subsequent Events

On February 27, 2015, Harvest closed the acquisition of Hunt Oil Company of Canada, Inc. (“Hunt”) by acquiring all of the issued and outstanding common shares of Hunt for cash consideration of approximately $36.5 million, subject to final purchase price adjustments. Hunt is a private oil and gas company with operations immediately offsetting Harvest’s lands and production in the Deep Basin area of Alberta. Due to the timing of the closing of the acquisition, the initial accounting for the business combination has not yet been finalized as Harvest is in the process of evaluating the fair value of the net assets acquired, as such, not all relevant disclosures are available.

On March 19, 2015, the KNOC Board approved a US$171 million loan to Harvest repayable within one year from the date of the first drawing.

Subsequent to the 2014 year end, Harvest reached an agreement in principle with its lenders to amend the terms of its existing credit facility and replace it with an up to $1.0 billion syndicated revolving credit facility maturing April 30, 2017. As at March 31, 2015, Harvest has received lending commitments from its syndicated lenders in the amount of $940 million. The amended credit facility will be guaranteed by KNOC. Under the amended facility, applicable interest and fees will be based on a margin pricing grid based on the Moody’s and S&P credit ratings of KNOC. The financial covenants under the existing credit facility will be deleted and replaced with a new covenant: Total Debt to Capitalization ratio of 70% or less. The closing of the amended credit facility is expected to occur on or before April 16, 2015.

28.	Supplemental Guarantor Condensed Financial Information

Harvest Breeze Trust No. 1, Harvest Breeze Trust No. 2, Breeze Resources Partnership, Hay River Partnership, and 1496965 Alberta Ltd. (collectively "guarantor subsidiaries") fully and unconditionally guarantees the 6⅞% senior notes issued by Harvest Operations Corporation ("HOC"). Each of the guarantor subsidiaries is 100% owned by HOC. Prior to the disposal of North Atlantic Refining Limited on November 13, 2014, North Atlantic was also considered a guarantor subsidiary of HOC.

The full and unconditional guarantees may be automatically released under the following customary circumstances:

•	the subsidiary is sold to a non-affiliate and ceases to be a restricted subsidiary;
•	the subsidiary is designated as an “unrestricted” subsidiary for covenant purposes;
•	the subsidiary’s guarantee of the indebtedness (such as indebtedness under the credit facility agreement)
•	which resulted in the creation of the notes guarantee is terminated or (other than by payment) released; or
•	upon legal defeasance or covenant defeasance or satisfaction and discharge of the indenture.

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

CONDENSED STATEMENT OF FINANCIAL POSITION
As at December 31, 2014

			Non
		Guarantor	Guarantor		Consolidated
	Issuer HOC	Subsidiaries	Subsidiaries	Eliminations	Totals
Assets
Current assets
Accounts receivable	$78.7	$11.1	$—	$—	$89.8
Inventories	2.6	—	—	—	2.6
Prepaid expenses	13.9	—	—	—	13.9
Risk management contracts	1.9	—	—	—	1.9
Due from affiliates	412.0	94.2	0.3	(506.5)	—
	$509.1	$105.3	$0.3	$(506.5)	$108.2

Non-current assets
Deferred income tax asset	$441.7	$(59.7)	$0.5	$—	$382.5
Exploration & evaluation assets	51.4	10.7	—	—	62.1
Property, plant and equipment	3,567.8	540.8	1.3	—	4,109.9
Investment in subsidiaries	(15.3)	—	—	15.3	—
Investment in joint ventures	75.8	—	—	—	75.8
Goodwill	353.1	—	—	—	353.1
Total assets	$4,983.6	$597.1	$2.1	$(491.2)	$5,091.6

Liabilities
Current liabilities
Accounts payable and accrued liabilities	$359.3	$10.6	$0.3	$—	$370.2
Current portion of provisions	37.3	—	—	—	37.3
Risk management contracts	1.2	—	—	—	1.2
Due to affiliates	91.9	409.8	4.8	(506.5)	—
	$489.7	$420.4	$5.1	$(506.5)	$408.7
Non-current liabilities
Long-term debt	$1,916.8	$—	$—	$—	$1,916.8
Related party loans	396.5	—	—	—	396.5
Long-term liability	61.5	—	—	—	61.5
Non-current provisions	584.3	189.0	—	—	773.3
Intercompany loan	—	—	0.8	(0.8)	—
Total liabilities	$3,448.8	$609.4	$5.9	$(507.3)	$3,556.8

Shareholder's equity	1,534.8	(12.3)	(3.8)	16.1	1,534.8
Total liabilities and shareholder's equity	$4,983.6	$597.1	$2.1	$(491.2)	$5,091.6

CONDENSED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)
For the year ended December 31, 2014

				Non
		Guarantor		Guarantor		Consolidated
	Issuer HOC	Subsidiaries		Subsidiaries	Eliminations	Totals
Petroleum and natural gas sales	$817.3	$228.7 $		—	$—	$1,046.0
Royalties	(114.4)	(35.3)		—	—	(149.7)
Loss from joint ventures	(4.7)	—		—	—	(4.7)
Earnings from equity accounted subsidiaries	(6.1)	—		—	6.1	—
Revenues and other income	692.1	193.4		—	6.1	891.6

Expenses
Operating	271.1	58.9		0.5	—	330.5
Transportation and marketing	13.8	3.7		—	—	17.5
General and administrative	51.6	13.2		—	—	64.8
Depletion, depreciation and amortization	342.6	92.6		—	—	435.2
Exploration and evaluation	9.6	0.6		—	—	10.2
Gains on disposition of assets	(29.4)	(18.1)		—	—	(47.5)
Finance costs	90.6	4.7		—	—	95.3
Risk management contracts losses	2.1	—		—	—	2.1
Foreign exchange losses	126.4	—		—	—	126.4
Impairment on property, plant and equipment	252.6	15.0		—	—	267.6
Income (loss) from continuing operations before income tax	(438.9)	22.8		(0.5)	6.1	(410.5)

Income tax (recovery) expense	(353.3)	28.5		(0.1)	—	(324.9)
Net loss from continuing operations	(85.6)	(5.7)		(0.4)	6.1	(85.6)

Net loss from discontinued operations	(354.6)	(298.0)		(0.2)	298.2	(354.6)

Net loss	$(440.2)	$(303.7	) $	(0.6)	$304.3	$(440.2)

Other comprehensive income (loss)
Gains on designated cash flow hedges, net of tax	1.3	—		—	—	1.3
Losses on foreign currency translation	—	(9.9)		—	—	(9.9)
Reclassification of cumulative foreign currency translation on disposal of subsidiary	44.1	—		—	—	44.1
Actuarial loss, net of tax	—	(5.7)		—	—	(5.7)
Share of equity accounted comprehensive loss	(15.6)	—		—	15.6	—
Comprehensive loss	$(410.4)	$(319.3	) $	(0.6)	$319.9	$(410.4)

CONDENSED STATEMENT OF CASH FLOWS
For the year ended December 31, 2014

			Non
		Guarantor	Guarantor		Consolidated
	Issuer HOC	Subsidiaries	Subsidiaries	Eliminations	Totals
Cash provided by operating activities	$371.0	$110.2	$1.7	$—	$482.9
Cash proved by (used in) financing activities	(41.0)	(135.5)	2.0	112.8	(61.7)
Cash provided by (used in) investing activities	(330.0)	55.2	—	(145.4)	(420.2)
Change in cash and cash equivalents	—	29.9	3.7	(32.6)	1.0
Effect of exchange rate changes on cash	—	(1.0)	—	—	(1.0)
Cash and cash equivalents, beginning of year	—	—	—	—	—
Cash disposed of on sale of Downstream subsidiary	—	(28.9)	(3.7)	32.6	—
Cash and cash equivalents, end of year	$—	$—	$—	$—	$—

CONDENSED STATEMENT OF FINANCIAL POSITION
As at December 31, 2013

			Non
		Guarantor	Guarantor		Consolidated
	Issuer HOC	Subsidiaries	Subsidiaries	Eliminations	Totals
Assets
Current assets
Accounts receivable	$95.2	$71.6	$2.1	$—	$168.9
Inventories	3.0	47.0	1.6	—	51.6
Prepaid expenses	12.8	1.3	—	—	14.1
Risk management contracts	0.3	—	—	—	0.3
Due from affiliates	1,016.1	83.0	0.3	(1,099.4)	—
	$1,127.4	$202.9	$4.0	$(1,099.4)	$234.9
Non-current assets
Long term deposit and other	5.0	0.6	—	—	5.6
Deferred income tax asset	88.9	59.7	0.2	—	148.8
Exploration & evaluation assets	52.0	7.4	—	—	59.4
Property, plant and equipment	3,715.5	744.4	1.5	—	4,461.4
Investment in subsidiaries	(316.4)	(2.8)	—	319.2	—
Goodwill	379.8	—	—	—	379.8
Total assets	$5,052.2	$1,012.2	$5.7	$(780.2)	$5,289.9

Liabilities
Current liabilities
Accounts payable and accrued liabilities	$202.3	$52.1	$3.9	$—	$258.3
Promissory note	—	12.3	—	—	12.3
Current portion of provisions	39.1	—	—	—	39.1
Risk management contracts	0.6	—	—	—	0.6
Due to affiliates	75.7	1,014.5	9.2	(1,099.4)	—
	$317.7	$1,078.9	$13.1	$(1,099.4)	$310.3
Non-current liabilities
Long-term debt	1,965.2	9.9	(2.1)	—	1,973.0
Related party loans	259.6	—	—	—	259.6
Long term liability	69.5	—	—	—	69.5
Non-current provisions	501.0	230.5	—	—	731.5
Post-employment benefit obligations	—	6.8	—	—	6.8
Intercompany loan	—	1,189.8	0.8	(1,190.6)	—
Total liabilities	$3,113.0	$2,515.9	$11.8	$(2,290.0)	$3,350.7

Shareholder's equity	1,939.2	(1,503.7)	(6.1)	1,509.8	1,939.2
Total liabilities and shareholder's equity	$5,052.2	$1,012.2	$5.7	$(780.2)	$5,289.9

CONDENSED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)
For the year ended December 31, 2013

			Non
		Guarantor	Guarantor		Consolidated
	Issuer HOC	Subsidiaries	Subsidiaries	Eliminations	Totals
Petroleum and natural gas sales	$852.3	$249.4	$—	$—	$1,101.7
Royalties	(112.9)	(41.0)	—	—	(153.9)
Earnings from equity accounted subsidiaries	22.2	—	—	(22.2)	—
Revenues and other income	761.6	208.4	—	(22.2)	947.8

Expenses
Operating	279.9	65.4	0.3	—	345.6
Transportation and marketing	22.5	0.1	—	—	22.6
General and administrative	54.7	13.4	—	—	68.1
Depletion, depreciation and amortization	425.3	104.7	—	—	530.0
Exploration and evaluation	11.0	1.3	—	—	12.3
Gains on disposition of assets	(34.0)	0.1	—	—	(33.9)
Finance costs	87.3	4.9	—	—	92.2
Risk management contracts gains	(4.4)	—	—	—	(4.4)
Foreign exchange losses	78.7	—	—	—	78.7
Impairment on property, plant and equipment	13.6	10.5	—	—	24.1
Income (loss) from continuing operations before income tax	(173.0)	8.0	(0.3)	(22.2)	(187.5)

Income tax recovery	(24.8)	(14.5)	(0.1)	—	(39.4)
Net income (loss) from continuing operations	(148.2)	22.5	(0.2)	(22.2)	(148.1)

Net loss from discontinued operations	(633.8)	(634.9)	(1.7)	636.6	(633.8)

Net loss	$(782.0)	$(612.4)	$(1.9)	$614.4	$(781.9)

Other comprehensive income (loss)
Losses on designated cash flow hedges, net of tax	$(1.1)	$—	$—	$—	$(1.1)
Gains on foreign currency translation		7.9	—	—	7.9
Actuarial gains, net of tax		18.1	—	—	18.1
Share of equity accounted comprehensive loss	26.0	—	—	(26.0)	—
Comprehensive loss	$(757.1)	$(586.4)	$(1.9)	$588.4	$(757.0)

CONDENSED STATEMENT OF CASH FLOWS
For the year ended December 31, 2013

			Non
		Guarantor	Guarantor		Consolidated
	Issuer HOC	Subsidiaries	Subsidiaries	Eliminations	Totals
Cash provided by (used in) operating activities	$(1.1)	$204.0	$(2.3)	$—	$200.6
Cash provided by (used in) financing activities	371.9	(103.3)	(2.1)	101.3	367.8
Cash used in investing activities	(371.5)	(103.2)	—	(101.3)	(576.0)
Change in cash and cash equivalents	(0.7)	(2.5)	(4.4)	—	(7.6)
Effect of exchange rate changes on cash	—	—	—	—	—
Cash and cash equivalents, beginning of year	0.7	2.5	4.4	—	7.6
Cash and cash equivalents, end of year	$—	$—	$—	$—	$—

CONDENSED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)
For the year ended December 31, 2012

			Non
		Guarantor	Guarantor		Consolidated
	Issuer HOC	Subsidiaries	Subsidiaries	Eliminations	Totals
Petroleum and natural gas sales	$902.2	$291.1	$0.2	$—	$1,193.5
Royalties	(114.7)	(49.9)	—	—	(164.6)
Earnings from equity accounted subsidiaries	72.0	—	—	(72.0)	—
Revenues and other income	859.5	241.2	0.2	(72.0)	1,028.9

Expenses
Operating	288.6	72.6	(2.2)	—	359.0
Transportation and marketing	21.8	0.4	—	—	22.2
General and administrative	50.1	14.9	—	—	65.0
Depletion, depreciation and amortization	462.1	117.4	—	—	579.5
Exploration and evaluation	24.7	0.2	—	—	24.9
Gains on disposition of assets	(6.8)	(23.5)	—	—	(30.3)
Finance costs	107.2	5.0	—	—	112.2
Risk management contracts gains	(0.5)	—	—	—	(0.5)
Foreign exchange gains	(10.7)	—	—	—	(10.7)
Impairment on property, plant and equipment	11.3	10.5	—	—	21.8
Income (loss) from continuing operations before income tax	(88.3)	43.7	2.4	(72.0)	(114.2)

Income tax expense (recovery)	2.9	(26.5)	0.5	—	(23.1)
Net income (loss) from continuing operations	(91.2)	70.2	1.9	(72.0)	(91.1)

Net loss from discontinued operations	(629.9)	(628.7)	(1.3)	630.0	(629.9)

Net income (loss)	$(721.1)	$(558.5)	$0.6	$558.0	$(721.0)

Other comprehensive income (loss)
Losses on designated as cash flow hedges, net of tax	$(13.2)	$—	$—	$—	$(13.2)
Losses on foreign currency translation	—	(17.7)	—	—	(17.7)
Actuarial loss, net of tax	—	(9.9)	—	—	(9.9)
Share of equity accounted comprehensive loss	(27.6)	—	—	27.6	—
Comprehensive loss	$(761.9)	$(586.1)	$0.6	$585.6	$(761.8)

CONDENSED STATEMENT OF CASH FLOWS
For the year ended December 31, 2012

			Non
		Guarantor	Guarantor		Consolidated
	Issuer HOC	Subsidiaries	Subsidiaries	Eliminations	Totals
Cash provided by operating activities	$122.8	$318.7	$1.3	$—	$442.8
Cash provided by (used in) financing activities	196.0	(171.5)	—	171.5	196.0
Cash used in investing activities	(318.6)	(147.7)	—	(171.5)	(637.8)
Change in cash and cash equivalents	0.2	(0.5)	1.3	—	1.0
Effect of exchange rate changes on cash	—	—	—	—	—
Cash and cash equivalents, beginning of year	0.5	3.0	3.1	—	6.6
Cash and cash equivalents, end of year	$0.7	$2.5	$4.4	$—	$7.6

SUPPLEMENTAL INFORMATION ON OIL AND GAS PRODUCING ACTIVITIES (Unaudited

The information below provides supplemental information on the oil and gas producing activities of the Corporation as of December 31, 2014 and 2013 and for the years ended December 31, 2014, 2013 and 2012 in accordance with Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) Topic 932, Extractive Activities - Oil and Gas. Activities not directly associated with oil and gas producing activities are excluded from all aspects of this supplemental information.

Harvest’s investment in Deep Basin Partnership (“DBP”) is accounted for using the equity method of accounting. Information is first provided in respect of Harvest and its wholly owned subsidiaries, which are consolidated for financial reporting purposes (under the heading “Consolidated Entities”) and then in respect of DBP (under the heading “Equity Investment”). All information with respect to DBP reflects Harvest’s 77.8% equity interest in DBP.

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

Table I: Net Proved Reserves (Harvest’s Share After Royalties)

Harvest’s net proved oil and gas reserves as of December 31, 2014 and 2013, and changes thereto for the years ended December 31, 2014, 2013 and 2012 are shown in the following table. Note that all Harvest’s proved reserves are located within Canada. Proved reserves as of December 31, 2014 and 2013 were calculated using the average first-day-of-the-month oil and gas prices for the prior twelve-month period.

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

									Consolidated
									Entities and
									Equity
	Consolidated Entities					Equity Investment			Investment
				Natural			Natural
	Crude Oil	NGLs	Bitumen	Gas	Total	NGLs	Gas	Total	Total
	(MMbbls)	(MMbbls)	(MMbbls)	(Bcf)	(MMBOE)	(MMbbls)	(Bcf)	(MMBOE)	(MMBOE)
January 1, 2012	90.6	10.2	82.2	280.4	229.8	—	—	—	229.8
Revisions of previous estimates (including infill drilling & improved recovery)	(0.9)	1.1	2.7	(42.7)	(4.3)	—	—	—	(4.3)
Purchase of reserves in place	—	—	—	—	—	—	—	—	—
Sale of reserves in place	(2.2)	(0.1)	—	(1.6)	(2.6)	—	—	—	(2.6)
Discoveries and extensions	2.7	—	—	14.1	5.0	—	—	—	5.0
Production	(11.1)	(1.7)	—	(37.5)	(19.1)	—	—	—	(19.1)
December 31, 2012	79.1	9.5	84.9	212.7	208.8	—	—	—	208.8
Revisions of previous estimates (including infill drilling & improved recovery)	(3.8)	—	3.2	45.6	6.9	—	—	—	6.9
Purchase of reserves in place	0.4	—	—	0.9	0.6	—	—	—	0.6
Sale of reserves in place	(4.3)	(0.3)	—	(13.2)	(6.8)	—	—	—	(6.8)
Discoveries and extensions	5.4	0.5	—	10.3	7.6	—	—	—	7.6
Production	(8.7)	(0.9)	—	(29.7)	(14.6)	—	—	—	(14.6)
December 31, 2013	68.1	8.8	88.1	226.6	202.5	—	—	—	202.5
Revisions of previous estimates (including infill drilling & improved recovery)	0.4	0.7	(3.7)	29.1	2.4	—	(0.9)	(0.2)	2.2
Purchase of reserves in place	—	—	—	1.2	0.2	0.7	13.4	2.9	3.1
Sale of reserves in place	(7.2)	(0.8)	—	(20.5)	(11.4)	—	—	—	(11.4)
Discoveries and extensions	1.6	1.1	—	35.3	8.6	1.7	19.6	5.0	13.6
Production	(8.3)	(1.2)	—	(31.3)	(14.6)	(0.1)	(1.2)	(0.3)	(14.9)
December 31, 2014	54.6	8.6	84.4	240.4	187.7	2.3	30.9	7.4	195.1

Proved Developed
December 31, 2012	71.0	7.3	—	168.9	106.3	—	—	—	106.3
December 31, 2013	60.8	6.5	—	174.2	96.2	—	—	—	96.2
December 31, 2014	47.4	5.9	—	169.8	81.7	1.0	17.9	3.9	85.6
Proved Undeveloped
December 31, 2012	8.1	2.2	84.9	43.8	102.5	—	—	—	102.5
December 31, 2013	7.3	2.3	88.1	52.4	106.3	—	—	—	106.3
December 31, 2014	7.2	2.7	84.4	70.6	106.0	1.3	13.0	3.5	109.5

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
	Consolidated Entities		Equity Investment
(millions of Canadian dollars)	December 31, 2014	December 31, 2013	December 31, 2014
Future cash inflows	12,697.0	11,860.0	389.6
Less future:
Production costs	(6,286.5)	(6,011.3)	(128.2)
Development costs	(1,314.1)	(1,441.2)	(65.9)
Decommissioning costs	(913.9)	(983.5)	(4.0)
Income taxes	—	(45.2)	(14.5)
Future net cash flows	4,182.5	3,378.8	177.0
Less 10% annual discount	(1,954.9)	(1,363.0)	(67.4)
Standardized measure of discounted future net cash flows	2,227.6	2,015.8	109.6

Table III: Changes in Standardized Measure of Discounted Future Net Cash Flows Relating to Proved Oil and Gas Reserves

The following are the principal sources of change in the standardized measure of discounted future net cash flows:

	Consolidated Entities			Equity Investment
(millions of Canadian dollars)	December 31,	December 31,	December 31,	December 31,
	2014	2013	2012	2014
Future discounted net cash flow, beginning of year	2,015.8	2,085.7	2,839.2	—
Sales & transfers of oil and gas produced, net of production costs	(565.7)	(602.2)	(669.8)	(5.7)
Net change in sales & transfer prices and production
costs related to future production	732.1	165.4	(646.8)	14.3
Development costs incurred during the period	620.2	725.7	566.7	88.6
Change in future development costs	(540.3)	(510.5)	(524.0)	(132.0)
Change due to extensions and discoveries	138.2	141.5	89.5	77.2
Accretion of discount	202.5	210.6	306.7	4.2
Sales of reserves in place	(225.7)	(120.8)	(77.1)	—
Purchase of reserves in place	3.5	16.0	0.3	41.7
Net change in income taxes	9.4	10.3	207.9	(6.0)
Changes due to revisions in timing of future net cash
flow and other changes	(162.4)	(105.9)	(6.9)	27.3
Future discounted net cash flow, end of year	2,227.6	2,015.8	2,085.7	109.6
Net change for the year	211.8	(69.9)	(753.5)	109.6

Table IV: Results of Operations

For the years ended December 31,

	Consolidated Entities			Equity Investment
(millions of Canadian dollars)	2014	2013	2012	2014
Petroleum and natural gas revenues, net of royalties	891.6	947.8	1,028.9	7.7
Less:
Production costs	330.5	345.6	359.0	2.0
Exploration expense	10.2	12.3	24.9	—
Depletion, depreciation and amortization (1)	432.1	527.7	577.5	7.0
Accretion of decommissioning liability	21.8	21.6	20.0	—
Impairment on oil and gas properties	267.6	24.1	21.8	—
Other (transportation and marketing)	17.5	22.6	22.2	0.1
Income tax expense (recovery) (2)	(16.8)	13.3	7.3	0.2
Results of operations (excluding corporate overhead and interest costs)	(171.3)	(19.4)	(3.8)	(1.6)

(1)	Excludes depreciation on corporate assets.
(2)

Income tax expense has been calculated in accordance with FAS 69 using the statutory tax rate and reflecting tax deductions and credits and allowances relating to the oil and gas producing activities that are reflected in the consolidated income tax expense (recovery) for the period.

Table V: Capitalized Costs

	Consolidated Entities		Equity Investment
	December 31,	December 31,	December 31,
(millions of Canadian dollars)	2014	2013	2014
Proved oil and gas properties (1)	6,678.5	6,383.4	137.2
Unproven oil & gas properties included in:
Property, plant and equipment (2)	10.3	12.8	1.0
Exploration and evaluation assets	62.1	59.4	1.6
Total unproved oil and gas properties	72.4	72.2	2.6
Total capital cost	6,750.9	6,455.6	139.8
Accumulated depreciation, depletion and amortization ("DD&A") (3)
and impairment on oil and gas properties	(2,598.1)	(2,097.7)	(7.0)
Net capitalized costs	4,152.8	4,357.9	132.8

(1)	Consolidated entities’ proved oil and gas properties exclude $31.0 million of corporate assets as at December 31, 2014 (December 31, 2013 - $14.9 million).
(2)

Costs related to incomplete wells as at year end. As at December 31, 2014, Harvest’s consolidated entities were in the process of drilling a total of 4 gross wells (December 31, 2013 – 7 gross wells) and Harvest’s equity investment was in the process of drilling 1 gross well (December 31, 2013 – nil).

(3)	Consolidated entities’ accumulated DD&A excludes accumulated depreciation on corporate assets of $11.8 million as at December 31, 2014 (December 31, 2013 - $8.4 million).

Table VI: Costs Incurred

For the years ended December 31,

	Consolidated Entities			Equity Investment
(millions of Canadian dollars)	2014	2013	2012	2014
Property acquisition (1)
Proved property	3.3	13.7	1.3	5.2
Unproved property	3.1	—	—	—
Total property acquisition costs	6.4	13.7	1.3	5.2
Exploration costs	22.3	16.7	41.1	—
Development costs (2)	782.3	790.7	670.2	89.9
Total costs incurred (3)	811.0	821.1	712.6	95.1

(1)

Consolidated entities’ property acquisition costs include business and property acquisitions and exclude proceeds received from dispositions of $243.0 million for the year ended December 31, 2014 (2013 - $173.9 million; 2012 - $88.5 million).

(2)	Development costs include asset retirement costs capitalized during the year and non-cash capital additions related to the BlackGold Engineering Procurement and Construction contract.
(3)	Consolidated entities’ total costs incurred exclude costs related to corporate assets of $16.1 million for the year ended December 31, 2014 (2013 - $4.7 million; 2012 - $1.5 million).