Form 20-F
period 2016-12-31
Harvest Operations Corp.
filed 2017-04-19
CIK 1309798

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F
(Mark One)

[   ] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended: DECEMBER 31, 2016

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

Mr. Jeff Tooth, President & CEO
1500, 700 – 2nd Street SW, Calgary, Alberta, Canada T2P 2W1
Jeff.tooth@harvestenergy.ca
403-265-1178
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

Common shares as of December 31, 2016:	458,766,467

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
[   ] Item 17     [   ]Item 18

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

“6⅞% Senior Notes” means the Corporation’s US $282.5 million 6⅞% Senior Notes due October 1, 2017.

“2⅓% Senior Notes” means the Corporation’s US $195.8 million 2⅓% Senior Notes due April 14, 2021.

“2⅛% Senior Notes” means the Corporation’s US $630 million 2⅛% Senior Notes due May 14, 2018.

“ABCA” means the Business Corporations Act (Alberta), together with any or all regulations promulgated thereunder, as amended from time to time.

“APEGA” means the Association of Professional Engineers and Geoscientists of Alberta.

“BlackGold” means the oil sands assets acquired from KNOC on August 6, 2010 in Conklin, Alberta, in the Oil Sands operating segment.

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

“Conventional” means Harvest’s petroleum and natural gas segment, consisting of the exploitation, production and subsequent sale of petroleum, natural gas and natural gas liquids in Alberta, British Columbia and previously Saskatchewan, not including Harvest’s Oil Sands assets. Harvest sold its oil and gas assets in Saskatchewan during the year ended December 31, 2016.

“Corporation” means Harvest Operations Corp.

“Credit Facility” means the $500 million revolving credit facility, which replaced the $1 billion revolving credit facility on February 24, 2017, provided by a syndicate of lenders to Harvest as more fully described in Item 10C “Material Contracts” and in note 13 of the Corporation’s audited consolidated financial statements for the year ended December 31, 2016 under Item 18 in this annual report.

“Deep Basin Partnership” or “DBP” means Harvest’s upstream joint venture with KERR formed on April 23, 2014.

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

“Harvest Board” means the board of directors of Harvest Operations Corp.

“Harvest” means Harvest Operations Corp., a corporation amalgamated under the laws of the Province of Alberta.

“HK MS Partnership” or “HK MSP” means Harvest’s midstream joint venture with KERR formed on April 23, 2014.

“Independent Reserves Evaluator” means GLJ, who evaluated the crude oil, natural gas liquids and natural gas reserves of Harvest and the Operating Subsidiaries as at December 31, 2016, in accordance with the standards contained in Rule 4–10 of Regulation S–X.

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

“Oil Sands” means the oil sands operating segment, with a core focus on the exploration and development of the BlackGold oil sands assets acquired from KNOC on August 6, 2010. See note 6 of the audited consolidated financial statements for the year ended December 31, 2016, under Item 18 of this annual report.

“Operating Subsidiaries” means Breeze Resource Partnership, Breeze Trust No. 1, Breeze Trust No. 2, and Hay River Partnership, each a direct or indirect wholly-owned subsidiary of the Corporation, and "Operating Subsidiary" means any of them.

“Person” includes an individual, a body corporate, a trust, a union, a pension fund, a government and a governmental agency.

“Production” means, with respect to the Upstream operations the produced petroleum, natural gas and natural gas liquids attributed to the Properties.

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

(b)	the US$171 million loan agreement with KNOC, dated April 2, 2015 due December 31, 2017 at a fixed rate of 5.91% per annum; and

(c)	the US$184.8 million loan agreement with KNOC, dated June 30, 2016 due October 2, 2017 at a fixed rate of 4.66% per annum.

“Reserves Report” means the reports prepared by the Independent Reserve Evaluators evaluating the crude oil, natural gas liquids and natural gas reserves of Harvest and the Operating Subsidiaries including its share of production in equity investment in DBP as at December 31, 2016, in accordance with the standards contained in the COGE Handbook and the reserve definitions and other requirements contained in NI 51-101 and SEC regulations.

“SEC” means the United States Securities and Exchange Commission.

“Term Loan” means the $500 million term loan due on February 24, 2020, provided by The Export-Import Bank of Korea, as more fully described in the “Capital Resources” section in this annual report.

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

ABBREVIATIONS AND CONVERSIONS

In this annual report, the following abbreviations have the meanings set forth below:

/d	Per day
3-D	Three dimensional
AECO	AECO “C” hub price index for Alberta natural gas
[o]API	The measure of the density or gravity of liquid petroleum products
bcf	Billion cubic feet
boe(1)	Barrel of oil equivalent on the conversion factor of 6 mcf of natural gas to one bbl of oil
bbl	Barrel
bbls	Barrels
Brent	Dated Brent, a benchmark for North Sea Brent blend crude oil
CO2e	Carbon dioxide equivalent
CPF	Central processing facility
DBP	Deep Basin Partnership
EBITDA	Earnings before interest, taxes, depreciation, and amortization
EOR	Enhanced oil recovery
GHG	Greenhouse gas
GJ	Gigajoule
HKMS	HK MS Partnership
H2S	Hydrogen sulfide gas
m3	Cubic meter
Mbbls	Thousand barrels
Mboe	Thousand barrels of oil equivalent
Mcf	Thousand cubic feet
MMboe	Million barrels of oil equivalent
MMbbls	Million barrels
MMcf	Million cubic feet
NGLs	Natural gas liquids
NOx	The general oxides of nitrogen (NO, NO2, N2O2, etc.)
OPEC	Organization of Petroleum Exporting Countries
RBOB	Reformulated blendstock for oxygenate blending
SAGD	Steam-assisted gravity drainage is an enhanced oil recovery technology for producing heavy crude oil and bitumen
SOx	The general oxides of sulfur (SO2, SO3, etc.)

tCO2e	Tonnes of CO2e
WCS	Western Canada Select
WTI	West Texas Intermediate, the reference price in U.S. dollars at Cushing, Oklahoma for crude oil of standard grade
$000	Thousands of dollars

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

•	expectations regarding the development and production potential of Conventional and Oil Sands properties;
•	reserves estimates, ultimate recoverability of reserves and estimates of the present value of Harvest’s future net cash flows;
•	estimated capital expenditures and the sources of funding;
•	factors upon which to decide whether or not to undertake a capital project;
•	future sources of funding, debt levels and availability of committed credit facilities;
•	future allocation of funding to various activities;
•	plans to make acquisitions and dispositions, and expected synergies from acquisitions made;
•	possible financial and operational impact from planned dispositions;
•	possible commerciality of exploration and development projects;
•	timing and the ability to achieve the maximum capacity from the BlackGold central processing facilities;
•	treatment under government regulatory regimes including without limitation, royalty, environmental and tax regulations;

•	ultimate recoverability, either from intended use or from sale, of the Harvest’s assets;
•	competitive advantages and ability to compete successfully; and
•	global demand and supply of crude oil, natural gas, bitumen and other related products.

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

Some of the significant risks and uncertainties that could affect Harvest's future results and could cause results to differ materially from those expressed in forward-looking statements include but is not limited to:

•	volatilities of commodity prices, especially the price differential between light oil and heavy oil;
•	uncertainties in the estimation of reserves;
•	costs associated with developing and producing Conventional and BlackGold reserves;
•	uncertainties around Harvest's ability to obtain financing;
•	outages and disruptions to Harvest’s operations due to operational issues, severe weather conditions, accidents or natural hazards;
•	difficulties encountered to complete and commission the BlackGold project;
•	difficulties encountered in delivering Upstream products to commercial markets;
•	difficulties encountered during the drilling for and production of crude oil, natural gas, bitumen and other related products;
•	difficulties encountered in the integration of acquisitions;
•	uncertainties around realizing the value of acquisitions;
•	interest rate and foreign currency fluctuations;
•	non-performance risks associated with Harvest’s counterparties;
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

NON-GAAP MEASURES

Throughout this document, the Corporation has referred to certain measures of financial performance that are not specifically defined under GAAP such as “operating income (loss)”, “pre-operating losses”, “operating netbacks”, “EBITDA” and “Total Debt to Capitalization”.

“Operating income (loss)” and “pre-operating loss” is a non-GAAP measure which Harvest uses as a performance measure to provide comparability of financial performance between periods excluding non-operating items. Harvest also uses this measure to assess and compare the performance of its operating segments. The amounts disclosed in this annual report reconcile to Note 6, “Segmented Information” in the December 31, 2016 audited consolidated financial statements under Item 18 of this annual report.

“Operating netbacks” is calculated on a per boe basis and include revenues, operating expenses, transportation and marketing expenses, and realized gains or losses on derivative contracts. Operating netback is utilized by Harvest and other to analyze the operating performance of its oil and natural gas assets. Refer to the “Summary of Financial and Operating Results” and “Operating Netback” tables in Item 5 of this annual report for reconciliations to IFRS measures, and calculation of operating netbacks on a per boe basis.

“EBITDA” and “Total debt to total capitalization” are terms defined in Harvest’s Credit Facility agreement for the purpose of calculation of the financial covenant. “EBITDA” is defined in “Capital Structure” in this annual report. The non-GAAP measures do not have any standardized meaning prescribed by GAAP and may not be comparable to similar measures used by other issuers.

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

A. Selected Financial Information

The financial data presented below for Harvest is derived from the audited consolidated financial statements, which have been prepared in accordance with IFRS as issued by the International Accounting Standards Board (“IASB”). On November 13, 2014, Harvest closed the sale of its wholly-owned subsidiary North Atlantic. In accordance with IFRS 5 - Non-current Assets Held for Sale and Discontinued Operations, results of North Atlantic have been presented as discontinued operations. Prior years’ income statement data have been reclassified to show the discontinued operations separately from continuing operations.

The selected historical consolidated financial information presented below is condensed and may not contain all of the information that readers should consider. This selected financial data should be read in conjunction with the annual audited consolidated financial statements, the notes thereto and the section entitled “Item 5 Operating and Financial Review and Prospects”.

(millions of Canadian dollars, except for per share
amounts)	2016	2015	2014	2013	2012
Income statement data
Net revenues from continuing operations	287.3	461.6	896.3	947.8	1,028.9

Loss from continuing operations before income tax	(348.2)	(2,125.2)	(410.5)	(187.5)	(114.2)

Net income (loss) from continuing operations	(348.2)	(1,793.4)	(85.6)	(148.1)	(91.1)
Net loss from continuing operations per common share Basic and diluted	(0.76)	(4.65)	(0.22)	(0.38)	(0.24)

Net loss from discontinued operations	—	(15.5)	(354.6)	(633.8)	(629.9)

Net loss	(348.2)	(1,808.9)	(440.2)	(781.9)	(721.0)
Net loss per common share Basic and diluted	(0.76)	(4.69)	(1.14)	(2.03)	(1.87)

Distributions/dividends declared	—	—	—	—	—
Distributions/dividends declared - U.S. dollars(1)	—	—	—	—	—
Distributions declared, per common share	—	—	—	—	—

Balance sheet data
Total assets	3,374.9	3,928.1	5,091.6	5,289.9	5,654.6
Net assets (deficiency)	104.0	(275.3)	1,534.8	1,939.2	2,691.9
Shareholder’s capital	4,593.3	3,860.8	3,860.8	3,860.8	3,860.8
Temporary equity	—	—	—	—	—

Share data
Weighted average common shares outstanding Basic and diluted	458,766,467	386,078,649	386,078,649	386,078,649	386,078,649

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

The exchange rate information presented below is based on the Bank of Canada noon rates. Such rates are set forth as U.S. dollars per $1.00.

The daily non exchange rate between the Canadian dollar and the U.S. dollar on April 18, 2017 was US$07473.

The high and low exchange rates between the Canadian dollar and the U.S. dollar for each month during the previous six months are as follows:

Period	High	Low
March 2017	0.7497	0.7388
February 2017	0.7673	0.7520
January 2017	0.7646	0.7431
December 2016	0.7613	0.7354
November 2016	0.7473	0.7359
October 2016	0.7611	0.7444

The average exchange rates between the Canadian dollar and the U.S. dollar for the five most recent financial years calculated by using the average of the exchange rate on the last day of each month during the period are as follows:

Year	Average
2016	0.7569
2015	0.7767
2014	0.9025
2013	0.9666
2012	1.0004

B. Capitalization and Indebtedness

Not applicable.

C. Reasons for the Offer and Use of Proceeds

Not applicable.

D. Risk Factors

Harvest’s Conventional and Oil Sands operations are conducted in the same business environment as most other operators in the respective businesses. The risk factors set forth below have been separated into those applicable to each of the segments and those applicable to Harvest’s structure as at the reporting date.

RISKS ASSOCIATED WITH COMMODITY PRICES

Prices received for Conventional production fluctuate significantly. Volatile differentials compound the commodity price risk.

Harvest’s Conventional operations are dependent on the prices received for oil and natural gas production. Oil and natural gas prices are determined by supply and demand factors and are volatiles. Similar to other western Canadian oil producers, Harvest has been negatively impacted by price declines in the level of crude oil prices and by the continued discounted price of crude oil in Canada to WTI. Absolute levels of global crude oil prices have been negatively impacted by declining global demand and growth expectations, a decrease in the geopolitical risk premium, the end of US quantitative easing and a strengthening US dollar in spite of efforts by OPEC and other key crude oil producing countries to cap production growth. Continued strong US domestic crude oil production, primarily from the northern Bakken fields and from shale oil plays has put pressure on storage levels throughout the US, resulting in constrained WTI prices. Harvest continues to experience wide and volatile differentials between the selling price it receives for its light oil and heavy oil production and WTI. Heavy oil generally receives lower market prices than light crude due to quality differences. The light oil and heavy oil price differential continues to be volatile, primarily due to supply and demand imbalances caused by growing U.S. light crude oil production, bottlenecks at the Gulf Coast refineries and pipeline constraints between Canada and the U.S. There is continuous pressure on the price spread between light and heavy crudes to discourage displacing heavier crudes with increasing volumes of light crude. The magnitudes of the future differentials are uncertain. As approximately 29% of Harvest’s production is in heavy oil, continued widening of these differentials could have a significant negative impact on Harvest. North America natural gas reserves have significantly increased, primarily as a result of advances in hydraulic fracturing techniques. While demand for natural gas continues to grow, due primarily to exports, prices are very much driven by North American inventory levels which have increased from the prior year due to production growth. Weather, especially in key consuming areas of North America also, is a critical component that impacts demand, and therefore pricing for natural gas.

Even though the prices Harvest receives for its Conventional crude oil and natural gas production are referenced to U.S. dollar benchmark prices, Harvest receives the majority of its revenues in Canadian dollars. As such, Harvest’s Conventional revenue is impacted by changes in the Canadian/U.S. currency exchange rates. The strengthening of the Canadian dollar could have a material adverse effect on the Corporation’s revenue and cash from operating activities.

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

As a result of the deregulation of the electrical power system in Alberta, electrical power prices have been set by the market based on supply and demand and electrical power prices in Alberta have been volatile. To mitigate Harvest’s exposure to the volatility in electrical power prices, it may enter into fixed priced forward purchase contracts for a portion of the Harvest’s electrical power consumption in Alberta. In respect of the operations in British Columbia and previously Saskatchewan, the power systems are regulated and as such, electrical power costs are not subject to significant volatility. However, there can be no certainty that these power systems will not deregulate in the future.

Electricity prices have been and will continue to be affected by supply and demand for service in both local and regional markets and continued price increases could also have a material adverse effect on Harvest’s business and results of operations, as well as its financial condition and the cash from operating activities.

RISKS ASSOCIATED WITH CONVENTIONAL OPERATIONS

The Conventional operations are subject to a number of operational risks and natural hazards.

The Conventional business includes the drilling and completion of wells, the construction of associated infrastructures, the operations of crude oil and natural gas wells, equipment and facilities, the transportation, processing and storing of petroleum products, and the reclamation and abandonment of properties. These activities are subject to operational and natural hazards such as blowouts, explosions, fire, flooding, gaseous leaks, equipment failures, migration of harmful substances, spills, adverse weather conditions, environmental damage, trespass, malicious acts, unexpected accidents, natural disasters and other dangerous conditions. These incidents could result in damage to Harvest’s assets, operational interruptions, suspension of development activities, personal injury or death.

Harvest’s corporate Environmental, Health & Safety (“EH&S”) manual has a number of specific policies to minimize the occurrence of incidents, including emergency response should an incident occur. If areas of higher risk are identified, Harvest will undertake to analyze and recommend changes to reduce the risk including replacement of specific infrastructure. Harvest employs prudent risk management practices and maintains property and liability insurance in amounts consistent with industry standards. In addition, business interruption insurance has been purchased for selected facilities. Harvest may become liable for damages arising from such events against which it cannot insure, which it may elect not to insure or that may result in damages in excess of existing insurance coverage. Costs incurred to repair such damage or pay such liabilities would reduce Harvest’s cash flow. The occurrence of a significant event against which Harvest is not fully insured could have a material adverse effect on Harvest’s financial position, operating results and cash flows.

The Conventional exploration and development activities may not yield anticipated production, and the associated cost outlay may not be recovered.

The Conventional exploration and development activities may not yield the intended production or the associated costs to meet production targets may exceed the cash flows from such production. Either case could result in adverse impact to Harvest’s future financial condition, cash flows and operating results. There are risks and uncertainties around the ability to commercially produce oil or gas reserves, to meet target production levels, and to complete the activities on schedule and on budget. Seismic data and other exploration technologies Harvest uses do not provide conclusive proof prior to drilling a well that crude oil or natural gas is present or may be produced economically. Even if production is present, Harvest may not be able to achieve or sustain production targets should reservoir production decline sooner than expected. The costs of drilling, completing and tying-in wells are often uncertain, and drilling activities may be extended, delayed or cancelled due to many factors, including but not limited to:

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

Producers, including Harvest, often use rail as an alternative transportation method to crude oil pipelines, where economics warrant. Following some major rail accidents, the Transportation Safety Board of Canada and the U.S. National Transportation Board have recommended additional regulations for railway tank cars carrying crude oil. Recommendations include the imposition of higher standards for all DOT-111 tank cars carrying crude oil and the increased auditing of shippers to ensure they properly classify hazardous materials and have adequate safety plans in place. It is expected that more stringent regulations will be put in place to govern rail transportation, which may reduce the ability of railway lines to alleviate pipeline capacity issues and increase rail transportation costs.

Because of uncertainties regarding these factors, Harvest may be unable to market all of the crude oil, natural gas and related products it is capable of producing or to obtain favorable prices for its production.

Absent capital reinvestment or acquisition and development, production levels and cash flows from crude oil and natural gas properties will decline over time.

Harvest’s cash from operating activities, absent commodity price increases or cost effective acquisition and development activities of properties, will decline over time in a manner consistent with declining production from typical crude oil and natural gas reserves. Accordingly, absent additional capital investment from other sources, production levels and reserves attributable to Harvest’s properties will decline over time as a result of natural declines.

Harvest’s future reserves, production and therefore Harvest’s cash flows, will be highly dependent on the Corporation’s access to acquisition, exploration and development capital and success in exploiting its resource base and acquiring additional reserves. Without reserves additions through acquisition or exploration and development activities, Harvest’s reserves and production will decline over time as reserves are produced. There can be no assurance that Harvest will be successful in exploring for, developing or acquiring additional reserves on terms that meet its investment objectives. Also, Harvest may not have sufficient capital resources to invest in acquisition and development activities.

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

Harvest’s proved and probable reserves include undeveloped reserves that require additional capital to bring them on stream. See Item 5B in this annual report. Reserves may be recognized when plans are in place to make the required investments to convert these undeveloped reserves to producing. Circumstances such as a prolonged decline in commodity prices or poorer than expected results from offsetting (Harvest’s or Industry’s) drilling activities could cause a change in the development plans, which could lead to a material change in the reserve estimates.

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

RISKS ASSOCIATED WITH INVESTMENT IN JOINT ARRANGEMENTS

Harvest’s investment in joint arrangements is also subject to the same risks that are described above for commodity prices, Conventional operations and reserve estimates.

In the event that DBP redeems the partnership units of KERR, Harvest may be liable for this obligation if DBP does not have sufficient funds for the redemption.

In 2024, KERR has the ability to cause DBP to redeem all its preferred partnership units for consideration equal to its initial contribution plus a specified minimum after-tax internal rate of return. There is a risk that Harvest would have to satisfy this obligation if DBP does not have sufficient funds to complete the redemption obligation. This obligation could also arise upon the termination of this arrangement. See note 12, “Investment in Joint Ventures” in the audited Consolidated Financial Statements for the year ended December 31, 2016, under Item 18.

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

The commodity price collapse of 2014-2015 has led to Harvest deferring commissioning and start-up of Phase one. If the project is deferred for a long period of time, there could be negative material consequences, including: loss of reserves associated with the project; loss of cost pools available for royalty incentives; compromising of central processing facility equipment and well bores and continuance of impairment of the project.

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

RISKS ASSOCIATED WITH HARVEST’S CAPITAL RESOURCES

Harvest must meet certain ongoing covenants; failure to do so may result in debt repayment and consequently may have an adverse effect on Harvest’s cash flows.

Under the Credit Facility, Harvest and certain subsidiaries of Harvest (designated as restricted subsidiaries) have provided the lenders security over all of the assets of Harvest and of the restricted subsidiaries. If an event of default (as defined under the Credit Facility) has occurred, the lenders may demand repayment and exercise rights under the security, including sale of the secured assets. Certain payments by Harvest or the restricted subsidiaries are prohibited upon an event of default. Harvest must meet certain ongoing financial and other covenants under each of the Credit Facility and the Note Indenture (respecting the 6⅞% Senior Notes). The covenants include customary provisions and restrictions related to Harvest Operations and the restricted subsidiaries' operations and activities, and are described further for each of the Credit Facility and the Note Indenture in Item 10C, “Material Contracts” of this annual report. Harvest reviews the covenants regularly based on historical financial results. If Harvest does not comply with the covenants, repayments could be required. Though Harvest continually monitors compliance with all of its covenants, there is no assurance that Harvest will be able to comply with the financial and other covenants of its Credit Facility and Note Indenture or meet repayment requirements to or refinance such obligations if a default occurs. This could result in an adverse effect on Harvest’s financial condition and liquidity.

During the year ended December 31, 2016, Harvest’s syndicate banks consented to a waiver of the Total Debt to Capitalization covenant for the duration of the term of its $1 billion Credit Facility due April 1, 2017. In February 2017, Harvest replaced its $1 billion Credit Facility due April 2017 with a new three year $500 million Credit Facility and a $500 million Term Loan that contain no financial covenants. Please see Item 4 “Recent Developments” and Item 10C “Material Contracts” in this annual report for more details.

Harvest debt level and financial commitments may negatively impact the business.

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

•	a limited ability to plan for, or react to, industry trends;
•	an uncompetitive position relative to Harvest’s competitors whose debt and financial commitment levels are lower; and
•	insolvency and bankruptcy.

Harvest’s ability to raise capital resources is subject to various risks. Failure to access future financing may result in severe liquidity issues.

Harvest’s ability to raise capital resources is subject to certain risks, including disruptions in international credit markets, collapses of sovereign financial systems, global economy downturns, overall oil and gas industry conditions, credit rating downgrades, and intense competition from other debt/equity issuers. At December 31, 2016, Harvest has $1,106.8 million of long-term fixed interest rate debt outstanding that require repayments in 2018 through to 2021. Subsequent to December 31, 2016, Harvest reduced its Credit Facility to $500 million and entered into a $500 million fixed rate term loan both due on February 24, 2020. Please see Item 4 “Recent Developments” and Item 10C “Material Contracts” in this annual report for more details.

To the extent that new or existing sources of financing becomes limited, unavailable or available on unfavorable terms, Harvest’s ability to make capital investments, maintain existing assets, meet financing commitments, repay debt may be constrained, and, as a result Harvest’s business, operating results and financial conditions may be materially impacted.

Harvest is a significant subsidiary for KNOC in terms of production and reserves. KNOC has directly and indirectly invested and provided financial support to Harvest since 2009 and as at the date of preparation of this filing, it is the Company`s expectation that such support will continue for at least the next twelve months so that Harvest is able to continue as a going concern.

Harvest is exposed to exchange rate risks from its U.S dollar denominated debts and to interest rate risks from its floating-rate debts.

Harvest’s borrowings under its 6⅞% Senior Notes, 2⅛% Senior Notes, 2⅓% Senior Notes and any LIBOR based loans and the related interest charges are denominated in U.S. dollars. As such, material adverse changes to the exchange rates between Canadian dollar and the U.S. dollar could negatively impact Harvest’s financial conditions, cash flows and operating results.

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

From time to time, Harvest may take steps to organize its affairs in a manner that minimizes taxes and other expenses payable with respect to the operation of Harvest and its Operating Subsidiaries. Harvest’s prior years’ income tax and royalty filings are subject to reassessment by government entities. The reassessment of previous filings may result in additional income tax expenses, royalties, interest and penalties which may adversely affect the Corporation’s cash flows, results from operation and financial position.

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

ITEM 4. INFORMATION ON THE COMPANY

A. History and Development of the Company

Harvest Operations Corp. was incorporated under the ABCA on May 14, 2002. All of the issued and outstanding common shares of Harvest are owned by KNOC. Established in 1979, KNOC is a leading international oil and gas exploration and production company wholly owned by the Government of Korea. KNOC’s founding principle is to secure oil supplies for the nation of Korea by exploring for and developing oilfields and holding petroleum reserves. Harvest’s oil and gas production (excluding its equity interest in the DBP) represented approximately 16% of KNOC’s consolidated 2016 oil and gas production.

Harvest manages the affairs of the Operating Subsidiaries, and is responsible for providing all of the technical, engineering, geological, land management, financial, administrative and commodity marketing services relating to Harvest's Conventional and Oil Sands operations.

The head and principal office of Harvest is located at 1500, 700 – 2nd Street SW, Calgary, Alberta, Canada T2P 2W1 while the registered office of Harvest Operations is located at Suite 4500, Bankers Hall East 855 – 2nd Street S.W., Calgary, Alberta T2P 4K7.

RECENT DEVELOPMENTS

On February 5, 2016, Harvest’s syndicate banks consented to a waiver of the Total Debt to Capitalization covenant that was breached as at December 31, 2015, effective until April 30, 2017.

On March 29, 2016 Harvest drew the remaining US$51 million on the US$171 million 5.91% loan agreement due 2017 with KNOC. At March 29, 2016, the full US$171 million was drawn under the loan agreement. See “Capital Resources” of this annual report for details.

On June 16, 2016 Harvest completed the partial exchange of its 6⅞% Senior Notes due 2017 for 2⅓ % Senior Notes due 2021, at an exchange ratio of US$900 principal amount of the new 2⅓ % senior notes for each US$1,000 principal amount of the old 6⅞% senior notes. US$217.5 million of the 6⅞% Senior Notes was exchanged for US$195.8 million 2⅓ % Senior Notes. At December 31, 2016, the remaining 6⅞% Senior Notes were classified as a current liability. The 2⅓ % Senior Notes are unsecured and mature on April 14, 2021, with interest payable semi-annually on April 14 and October 14 of each year. They are unconditionally and irrevocably guaranteed by KNOC.

On June 30, 2016 Harvest entered into a US$184.8 million loan agreement with KNOC, due on October 2, 2017, with an interest rate of 4.66% per annum. Interest was due upon maturity. On July 6, 2016, Harvest drew down the US$184.8 million KNOC loan and used the proceeds to re-pay the US$170 million 4.62% loan from Ankor E&P Holdings Corp. (“ANKOR”), a 100% owned subsidiary of KNOC, which was due in 2017, including accrued interest.

On December 22, 2016, KNOC converted all its outstanding Related Party Loans to common shares of Harvest. As a result, 72.7 million common shares were issued to KNOC. As at December 31, 2016 there were no Related Party Loans outstanding.

During the year ended December 31, 2016, $19.9 million of exploration and evaluation (“E&E”) costs were impaired as they were no longer deemed to be technically feasible or commercially viable.

Subsequent to December 31, 2016 an indicative bid was received from an arm’s length party to purchase certain oil and gas assets in Southern Alberta. The assets included in the bid are in the South Oil and South Gas cash generating units. This triggered an impairment reversal during the year ended December 31, 2016, of $38.8 million to property, plant and equipment (“PP&E”) in Harvest’s Conventional segment.

On February 17, 2017, Harvest entered into an agreement with a Korean based bank that allows Harvest to borrow $500 million through a three year term loan, at a fixed rate of 2.27% per annum. This Term Loan matures on February 24, 2020, is guaranteed by KNOC and contains no financial covenants. On February 24, 2017 the loan was fully drawn. Proceeds from the Term Loan were used to re-pay the Credit Facility.

On February 24, 2017, Harvest replaced its $1 billion revolving credit facility with a new three year $500 million revolving Credit Facility with a syndicate of banks. The Credit Facility continues to be guaranteed by KNOC up to $500 million and is secured by a first floating charge over all of the assets of Harvest and its material subsidiaries. Harvest continues to pay a floating interest rate based on a margin pricing grid based on the credit ratings of KNOC. The Credit Facility contains no financial covenants.

CAPITAL EXPENDITURES

The following table provides a summary of Harvest’s capital expenditures per the cash flow statement for the last three years ended December 31:

($ millions)	2016	2015	2014
Conventional capital expenditures	19.0	146.5	408.6
Oil Sands capital expenditures	1.9	84.4	281.9
Downstream capital expenditures	—	—	27.8
Total capital expenditures	20.9	230.9	718.2
Acquisitions
Business	—	34.9	—
Property	—	0.6	6.4
Divestitures
Property	74.3	(41.8)	(243.8)
Business Segment	—	—	(37.9)
Net acquisition and divestiture activities	74.3	(6.3)	(275.3)
Investment in joint ventures	47.4	93.0	26.7
Net capital investment	142.6	317.6	469.6

For details to the capital expenditures for Conventional, Oil Sands and Downstream, please refer to Item 5 “Operating and Financial Review and Prospects” of this annual report.

On June 30, 2016 Harvest closed the disposition of its oil and gas assets in Saskatchewan for net proceeds of $61.6 million and on August 16, 2016 closed the disposition of certain oil and gas assets in South Alberta for net proceeds of $6.7 million.

On February 27, 2015 Harvest closed the acquisition of Hunt by acquiring all the issued and outstanding common shares for total consideration of approximately $37.1 million. On May 1, 2015 Harvest closed the sale of certain non-core oil and gas assets in Eastern Alberta for approximately $28.4 million in net proceeds. On October 2015 Harvest disposed of certain gas assets to the Deep Basin Partnership in the amount of $57.5 million for partnership units.

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

Please refer to Item 4D “Property, Plant and Equipment” for details regarding the Corporation’s 2016 capital expenditure plan and Harvest’s material properties.

B. Business Overview

Harvest is a significant operator in Canada’s energy industry with two operating segments: Conventional and Oil Sands. In addition, Harvest entered into two joint ventures with KERR: DBP and HK MSP. The DBP was formed to explore, develop and produce from the Deep Basin area and HK MSP was formed to construct and operate a gas processing facility, used primarily to process gas produced by DBP.

CONVENTIONAL

In the Conventional operations, Harvest employs a disciplined approach to acquiring, developing and operating large resource-in-place producing properties using best-in-class technologies. Harvest’s Conventional operations are principally located in the western Canadian sedimentary basin and material properties are described in Item 4D “Property, Plant and Equipment”. Harvest has a high degree of operational control as it is the operator on properties that generate the majority of Harvest’s production. Harvest believes that this “hands on” approach allows it to better manage capital expenditures and accumulate institutional expertise in its operating regions.

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

A summary of financial and physical contracts in respect of price risk management activities can be found in Note 16 of the consolidated financial statements for the year ended December 31, 2016 included in Item 18 of this annual report.

MARKETING CHANNELS

Crude Oil and NGLs

Harvest's crude oil and NGL production is marketed to a diverse portfolio of intermediaries and end users with the majority of the oil contracts existing on a 30-day continuously renewing basis and the NGL contracts are on one, three and five-year terms. These commodities typically receive the prevailing monthly market prices. Harvest has a small number of condensate purchase contracts required for blending heavy oil to meet pipeline specifications; these are a combination of evergreen and monthly spot contracts both related to the prevailing monthly market price.

Natural Gas

All of Harvest's natural gas production is being sold at the prevailing daily spot market price in western Canada. The following is Harvest’s Upstream sales by product for each of the three years ended December 31:

($ millions)	2016	2015	2014
Light / medium oil sales after hedging(1)(2)	90.2	158.7	336.6
Heavy oil sales(1) (2)	124.5	188.6	437.9
Natural gas sales(1) (3)	67.1	106.3	161.6
Natural gas liquids sales(2)	33.0	42.4	94.9
Other(4)	7.5	14.3	15.0
Petroleum and natural gas sales	322.3	510.3	1,046.0
Royalties	(35.0)	(48.7)	(149.7)
Revenues	287.3	461.6	896.3

(1)	Inclusive of the effective portion of realized gains (losses) from natural gas and crude oil contracts designated as hedges.
(2)	All of Harvest’s crude oil and NGLs are sold in Canada.
(3)	In 2016 and 2015, no natural gas was delivered to a pipeline that ships to the United States (2014 – 10%).
(4)	Inclusive of sulphur revenue and miscellaneous income.

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

ENVIRONMENT, HEALTH AND SAFETY (“EH&S”) POLICIES AND PRACTICES

Harvest commits to conducting its operations in a manner that protects the health and safety of employees, contractors and the public, and minimizes environmental impact. Harvest’s EH&S policy is designed with a primary objective to comply with industry and jurisdictional regulatory requirements. There are various components in the EH&S policies, with the core environmental components focused on prevention, remediation and reclamation of environmental impact to land, water and air. See “Environmental Regulation” section of this annual report for discussion of specific regulatory requirement. The Health and Safety components are focused on proactive measures reducing risk and eliminating hazards to employees, contractors, subcontractors and the public. Harvest is committed to an injury-free workplace.

The majority of Harvest environmental expenditures relate to site remediation, site reclamation and reporting to regulatory bodies. In 2016, Harvest spent $1.1 million on the management and closure of environmental obligations which included all required regulatory monitoring and reporting, remediation of spill sites, remediation of sites with historical contamination and the reclamation of abandoned well sites. In 2016, Harvest had 477 reclamation sites at the end of the fourth quarter, down from 620 at the end of 2015. Harvest received 25 Reclamation Certificates in 2016. Efforts towards other aspects of environmental protection and controls, such as water usage, waste management, air monitoring and emission reporting are ongoing.

As part of the Certificate of Recognition (“COR”) maintenance requirements, in 2016 Harvest opted to use the “COR Action Plan Maintenance Process”. This process allows HOC to develop and implement an action plan based on previous external audit findings and internal analysis of our Environment, Health & Safety Management System (“EHS MS”). The goal of the action plan is to improve the overall EHS MS and target key opportunities for improvement. The 2016 submission to the certifying partner (EnForm) received a passing score of 88%. The 2016 Harvest Corporate Emergency Response Plan completed the required annual review process which included revising critical information within the plans and ongoing training of key response personnel at Harvest. Mandated full scale exercises were conducted in various areas of operations and information gathered during and post exercise was used to improve the Harvest’s Incident Command System.

Harvest met all regulatory compliance obligations in 2016 including the submission of the annual National Pollutant Release Inventory, the BC Greenhouse Gas Inventory, the annual Facility Approval summary reports, the inventory of all benzene emissions from Glycol Dehydrators, annual Caribou Protection Plans and completion of all Indian and Oil and Gas required environmental audits. In addition, Harvest continued to be diligent with its Fugitive Emission Management Program with leak detection testing conducted at all required facilities. All repairable emission sources detected were repaired representing a reduction in GHG emissions and savings in fuel gas usage. Harvest incurred immaterial compliance costs associated with these various programs and regulations.

CONTROLS AND REGULATIONS

The oil and gas industry is subject to extensive controls and regulations governing its operations (including land tenure, exploration, development, production, emissions, transportation and marketing) imposed by legislation enacted by various levels of government and with respect to pricing and taxation of oil and gas by agreements among the governments of Canada, Alberta, British Columbia and previously, Saskatchewan. It is not expected that any of these controls or regulations will affect Harvest's operations in a manner materially different than they would affect other oil and gas entities of similar size. All current legislation is a matter of public record and Harvest is unable to predict what additional legislation or amendments may be enacted. Outlined below are some of the principal aspects of legislation, regulations and agreements governing the petroleum and natural gas industry.

Pricing and Marketing – Petroleum, Natural Gas and Associated Products

In the provinces of Alberta, British Columbia and previously, Saskatchewan, petroleum, natural gas and associated products are generally sold at market based prices. It is common to transact a fixed price or index, which are determined based on calculations that consider volume-weighted average prices for purchase and sale transactions at a specific sales point. These indices are generated from calculations that consider volume-weighted-industry-reported purchase and sales transactions. While these indices tend to directionally track benchmark prices (i.e. WTI crude oil at Cushing, Oklahoma or natural gas at Henry Hub, Louisiana), some variances can occur due to specific market imbalances. These relationships to industry reference prices can change on a monthly or daily basis depending on the supply-demand fundamentals at each location as well as other non-related market changes such as the value of the Canadian dollar and political news.

Although the market ultimately determines the price of crude oil and natural gas, producers are entitled to negotiate purchase or sales deals directly with third parties. Crude oil prices are primarily based on worldwide supply and demand, however, the specific price depends in part on quality, prices of competing fuels, location, the value of refined products, the supply/demand balance and other contractual terms. Natural gas prices are determined at various points including "NIT" (Nova Inventory Transfer), which is Alberta’s main sales point, Station #2, which is British Columbia’s main sales point along with numerous other locations throughout Canada and the Unites States. Each trading point has its own price, which is based on location and various supply and demand characteristics, which can fluctuate daily. As natural gas is also traded on trading platforms, like the Intercontinental Exchange and the New York Mercantile Exchange in the United States, or bi-laterally with various counterparties, spot and future prices can also be influenced by supply and demand fundamentals.

Pipeline Capacity

Although pipeline expansions are ongoing, the apportionment of capacity on pipeline systems can occur from time-to-time due to pipeline operational problems. This affects the ability to market crude oil and natural gas. Most of the current apportionments, however, are due to significant supply which far exceeds current pipeline capacity. Oil and natural gas producers in North America and, particularly in Western Canada, currently receive discounted prices for their production relative to international prices, due to constraints on the ability to transport and sell such products to international markets.

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

Alberta

On January 29, 2016, the Government of Alberta released and accepted the Royalty Review Advisory Panel's recommendations, which outlined the implementation of a "Modernized Royalty Framework" for Alberta (the "MRF"). The MRF took effect on January 1, 2017. Wells drilled prior to January 1, 2017 will continue to be governed by the current "Alberta Royalty Framework" for a period of 10 years until January 1, 2027. The MRF is structured in three phases: (i) Pre-Payout, (ii) Mid-Life, and (iii) Mature. During the Pre-Payout phase, a fixed 5% royalty will apply until the well reaches payout. Well payout occurs when the cumulative revenue from a well is equal to the Drilling and Completion Cost Allowance (determined by a formula that approximates drilling and completion costs for wells based on depth, length and historical costs). The new royalty rate will be payable on gross revenue generated from all production streams (oil, gas, and natural gas liquids), eliminating the need to label a well as "oil" or "gas". Post-payout, the Mid-Life phase will apply a higher royalty rate than the Pre-Payout phase. Depending on the commodity price of the substance the well is producing, the royalty rate could range from 5% to 40%. The metrics for calculating the Mid-life phase royalty are based on commodity prices and are intended, on average, to yield the same internal rate of return as under the Alberta Royalty Framework. In the Mature phase of the MRF, once a well reaches the tail end of its cycle and production falls below a “Maturity Threshold”, currently the equivalent of 194m3 (40 boe/d for oil or 345,500m3 of gas per month), the royalty rate will move to a sliding scale (based on volume and price) with a minimum royalty rate of 5%. The downward adjustment of the royalty rate in the Mature phase is intended to account for the higher per-unit fixed cost involved in operating an older well.

On July 11, 2016, the Government of Alberta released details of the Enhanced Hydrocarbon Recovery Program and the Emerging Resources Program. These programs, that came into effect on January 1, 2017, are a of the MRF and account for the higher costs associated with enhanced recovery methods and with developing emerging resources in an effort to make difficult investments economically viable and to increase royalties. Certain eligibility criteria must be satisfied in order for a proposed project to fall under each program. Enhanced recovery scheme applications can be submitted to the Alberta Energy Regulator (“AER”).

Oil sands projects are also subject to Alberta's royalty regime. The MRF does not change the oil sands royalty framework, however, the Government of Alberta plans to increase transparency in the method and figures by which the royalties are calculated. Prior to payout of an oil sands project, the royalty is payable on gross revenues of an oil sands project. Gross revenue royalty rates range between 1 and 9 percent depending on the market price of oil, determined using the average monthly price, expressed in Canadian dollars, for WTI crude oil at Cushing, Oklahoma: rates are 1 percent when the market price of oil is less than or equal to $55 per barrel and increase for every dollar of market price of oil increase to a maximum of 9 percent when oil is priced at $120 or higher. After payout, the royalty payable is the greater of the gross revenue royalty based on the gross revenue royalty rate of 1 to 9 percent and the net revenue royalty based on the net revenue royalty rate. Net revenue royalty rates start at 25 percent and increase for every dollar of market price of oil increase above $55 up to 40 percent when oil is priced at $120 or higher.

Currently, producers of oil and natural gas from Crown lands in Alberta are required to pay annual rental payments, at a rate of $3.50 per hectare, and make monthly royalty payments in respect of oil and natural gas produced.

Royalties, for wells drilled prior to January 1, 2017, are paid pursuant to "The New Royalty Framework" (implemented by the Mines and Minerals (New Royalty Framework) Amendment Act, 2008) and the "Alberta Royalty Framework" until January 1, 2027. Royalty rates for conventional oil are set by a single sliding rate formula, which is applied monthly and incorporates separate variables to account for production rates and market prices. The maximum royalty payable under the royalty regime is 40%. Royalty rates for natural gas under the royalty regime are similarly determined using a single sliding rate formula with the maximum royalty payable under the royalty regime set at 36% and a minimum royalty rate of 5%.

Producers of oil and natural gas from freehold lands in Alberta are required to pay annual freehold mineral tax. The freehold mineral tax is a tax levied by the Government of Alberta on the value of oil and natural gas production from non-Crown lands and is derived from the Freehold Mineral Rights Tax Act (Alberta). The freehold mineral tax is levied on an annual basis on calendar year production using a tax formula that takes into consideration, among other things, the amount of production, the hours of production, the value of each unit of production, the tax rate and the percentages that the owners hold in the title. The basic formula for the assessment of freehold mineral tax is: revenue less allocable costs equals net revenue divided by wellhead production equals the value based upon unit of production. If payors do not wish to file individual unit values, a default price is supplied by the Crown. On average, the tax levied is four percent of revenues reported from fee simple mineral title properties. The Government of Alberta has from time to time implemented drilling credits, incentives or transitional royalty programs to encourage oil and gas development and new drilling. For example, the Innovative Energy Technologies Program (the "IETP") has the stated objectives of increasing recovery from oil and gas deposits, finding technical solutions to the gas over bitumen issue, improving the recovery of bitumen by in-situ and mining techniques, and improving the recovery of natural gas from coal seams. The IETP provides royalty adjustments to specific pilot and demonstration projects that utilize new or innovative technologies to increase recovery from existing reserves.

In addition, the Government of Alberta has implemented certain initiatives intended to accelerate technological development and facilitate the development of unconventional resources (the "Emerging Resource and Technologies Initiative"). These initiatives apply to wells drilled before January 1, 2017, for a 10 year period, until January 1, 2027. Specifically:

Coalbed methane wells will receive a maximum royalty rate of 5 percent for 36 producing months up to 750 MMcf of production, retroactive to wells that began producing on or after May 1, 2010;

Shale gas wells will receive a maximum royalty rate of 5 percent for 36 producing months with no limitation on production volume, retroactive to wells that began producing on or after May 1, 2010;

Horizontal gas wells will receive a maximum royalty rate of 5 percent for 18 producing months up to 500 MMcf of production, retroactive to wells that commenced drilling on or after May 1, 2010; and

Horizontal oil wells and horizontal non-project oil sands wells will receive a maximum royalty rate of 5 percent with volume and production month limits set according to the depth (including the horizontal distance) of the well, retroactive to wells that commenced drilling on or after May 1, 2010.

Saskatchewan

Harvest sold its oil and gas assets in Saskatchewan during the year ended December 31, 2016; see “Developments in 2016” of this annual report. The industry conditions within this subsection were applicable to Harvest until June 30, 2016. In Saskatchewan, the amount payable as a Crown royalty or freehold production tax in respect of crude oil depends on the type, value, quantity produced in a month and vintage. Crude oil type classifications are “heavy oil”, “southwest designated oil” or “non-heavy oil other than southwest designated oil”. Vintage categories applicable to each of the three crude oil types are old, new, third tier and fourth tier. Crude oil rates are also price sensitive and vary between the base royalty rates of 5% for all fourth tier oil to 20% for old oil. Marginal royalty rates, applied to the portion of the price that is above the base price, are 30% for all fourth tier oil to 45% for old oil.

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

Alberta Regulatory Enhancement Project

The Regulatory Enhancement Project started in 2010 with the goal of creating a regulatory system that delivers clarity, predictability, certainty and efficiency. In December 2012, the Responsible Energy Development Act was passed with the intention to create a single regulator for upstream oil, gas, oil sands and coal projects in Alberta. In June 2013, the AER was created. The AER assumed the regulatory functions of the former Energy Resources Conservation Board and in November 2013, the AER assumed the public land and geophysical jurisdiction responsibilities from the Environment and Sustainable Resource Development (“ESRD”). On March 29, 2014, the AER assumed the energy related functions and responsibilities of ESRD in the areas of environment and water under the Environmental Protection and Enhancement Act and the Water Act, respectively.

OIL SANDS

The Oil Sands segment focuses on the exploration, development and ultimately the production of in-situ oil sands located near Conklin, Alberta. The project is named BlackGold and uses SAGD technology that utilizes horizontal drilling and thermal stimulation to maximize energy efficiency and minimize land disturbance. Phase 1 of the project is anticipated to produce 10,000 bbl/day. The scope of Phase 1 includes the drilling of 77 SAGD injector-producer well pairs over the life of the project and the construction of a CPF. Phase 2 of the project is targeted to expand processing capacity and increase output to 30,000 bbl/d and was approved by the provincial regulators in 2013.

Initial drilling of 30 SAGD wells (15 well pairs) was completed by the end of 2012 and the majority of the well completion activities were completed by the end of 2014. More SAGD wells will be drilled in the future to compensate for the natural decline in production of the initial well pairs and maintain the Phase 1 production capacity of 10,000 bbl/d.

Construction, including the building of the CPF plant site, well pads, and connecting pipelines was substantially completed in early 2015. Due to the collapse in crude oil prices, the project was delayed. Several systems have since been commissioned and others will be progressed slowly within a limited budget. Phase 1 project completion and commissioning is currently scheduled for 2017. The decision to commence steam injection depends on a number of factors including the bitumen pricing environment. Under the current price environment and labour market, the best estimate to complete the remaining pre-commissioning and commissioning activities to reach first steam is 6 months and $40-$50 million. Following first steam, an additional $17 million of capitalized costs over a period of three months is expected to circulate the wells with steam prior to realizing first meaningful production. The method of financing these activities is anticipated to be through a combination of asset sales, debt and cash flows from opeartions. See Item 3D “Risk Factors” for detail discussion on risks specific to the BlackGold project.

BlackGold operates in the same business environment as Harvest’s Conventional segment, please see Item 4B “Business Overview – Upstream” for details regarding pipelines, competitive conditions, EH&S and controls and regulations.

DEEP BASIN AND HK MS PARTNERSHIPS

On April 23, 2014, Harvest entered into the DBP and HK MSP joint ventures with KERR. The principal place of operations for both DBP and HK MSP is in Canada. DBP was established for the purposes of exploring, developing and producing from oil and gas properties in the Deep Basin area in northwest Alberta. On April 23, 2014, Harvest contributed certain producing and non-producing properties to DBP in exchange for 467,386,000 of common partnership units (82.32% ownership interest), while KERR contributed $100.4 million for 100,368,000 preferred partnership units (17.68% ownership interest). On August 29, 2014, KERR contributed an additional $32.9 million to the DBP for an additional 32,913,506 preferred partnership units increasing KERR’s ownership interest to 22.19% and diluting Harvest’s ownership interest to 77.81% . During 2015, Harvest contributed cash and certain non-financial assets to the DBP in exchange for 128,195,234 common partnership units, increasing Harvest’s ownership interest to 81.71% and diluting KERR’s ownership interest to 18.29% . During 2016, Harvest contributed cash and certain non-financial assets to the DBP in exchange for 25,187,726 common partnership units, increasing Harvest’s ownership interest to 82.32% and diluting KERR’s ownership interest to 17.68% . As at December 31, 2016, Harvest had 620,768,960 common partnership units.

Amounts contributed by Harvest and KERR were spent by the DBP to purchase land, drill and develop natural gas properties in the Deep Basin area. As additional funds are required to fund the entire agreed initial multi-year development program, Harvest will be obligated to fund the balance of the program and will obtain proportionately increased shares in each partnership in exchange for Harvest’s incremental capital investment.

HK MSP was formed for the purposes of constructing and operating a gas processing facility, which will be primarily used to process the natural gas produced from the properties owned by the DBP. A gas processing agreement was entered by the two partnerships. For the HK MSP, KERR initially contributed $22.6 million on April 23, 2014 for 22,632,000 partnership units, which represented 34.82% of the outstanding partnership units. On August 29, 2014, KERR contributed an additional $7.4 million to HK MSP for an additional 7,421,673 partnership units increasing KERR’s ownership interest to 46.24% . During 2015, Harvest contributed cash to HK MSP in exchange for 34,938,130 common partnership units, increasing Harvest’s ownership interest to 69.93% and diluting KERR’s ownership interest to 30.07% . Harvest accounts for HK MSP using the equity method of accounting. During 2016, Harvest contributed cash to the Partnership in exchange for 999,555 common partnership units, increasing Harvest’s ownership interest to 70.23% and diluting KERR’s ownership interest to 29.77% . As at December 31, 2016, Harvest had 70,884,011 partnership units.

The construction of the gas processing facility was completed in early 2015. Strategically, this facility provides the DBP an advantage of access to firm processing capability, the ability to extract maximum liquids from the natural gas produced by DBP and will allow DBP to pursue both acquisition and drilling opportunities in the region.

Harvest accounts for DBP and HK MSP using the equity method of accounting.

RESERVES AND OTHER OIL AND GAS INFORMATION

Harvest retained GLJ, a qualified Independent Reserves Evaluator, to evaluate and prepare reports on 100% of Harvest’s crude oil, natural gas and NGLs proved reserves and 100% of probable reserves as of December 31, 2016.

Harvest’s investment in Deep Basin Partnership is accounted for using the equity method of accounting. GLJ was also retained to evaluate 100% of DBP’s natural gas and NGLs proved reserves and 100% of probable reserves as of December 31, 2016.

In certain tables that follow, information is first provided in respect of Harvest and its Operating Subsidiaries, which are consolidated for financial reporting purposes (under the heading “Consolidated Entities”) and then in respect of DBP (under the heading “Equity Investment”). All information with respect to DBP reflects Harvest’s 82.32% equity interest in DBP as at December 31, 2016 and 81.71% equity interest in DBP as at December 31, 2015.

Readers are cautioned that Harvest does not have any direct or indirect interest in, or right to, the reserves or production of DBP disclosed herein.

All reserves were evaluated using the cost assumptions as at December 31, 2016 and the average first-day-of-the-month prices for the year ended December 31, 2016. All reserves are in Canada and, specifically, in the provinces of Alberta and British Columbia. See Exhibit 15.1 of this annual report for Independent Reserve Evaluator’s report on evaluation methodology.

Disclosure provided herein in respect of boes may be misleading, particularly if used in isolation. A boe conversion ratio of 6 Mcf:1 bbl is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

Description of Harvest’s Internal Controls Used in Reserve Estimation

The key technical person primarily responsible for overseeing the preparation of the year-end reserves evaluation is the Manager, Sub Surface, Miodrag Pancic, who has been with Harvest since May 2013. Mr. Pancic has a degree in Mechanical Engineering and is a registered Professional Engineer with APEGA. He has over 26 years of technical and business experience in thermal and conventional operations, production, completions, drilling, facilities, reservoir engineering, business development and frontier projects. The Manager, Sub Surface reports to the Deputy Chief Operating Officer, Taeheon Jang, who is ultimately responsible for Harvest’s reserve estimates. Mr. Jang has over 22 years of experience in oil and gas industry as a petroleum engineer and is a registered Profession Engineer with APEGA.

The Independent Reserves Evaluator is selected and appointed by the Upstream Reserves, Safety and Environment Committee (“Reserves Committee”), with assistance from the Deputy Chief Operating Officer. Each evaluator’s qualifications, industry experience and experience with Harvest’s assets are reviewed to enable the Reserves Committee to approve the selection of Independent Reserves Evaluator.

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

The Manager, Sub Surface reviewed the final reports, ensuring that they were consistent with the previous reports and that appropriate changes (such as asset purchases or sales, revisions and drilling activities) have been made. After completing the review, the Manager, Sub Surface presented the reports to the Deputy Chief Operating Officer and the Reserves Committee highlighting the significant changes from the prior year, including a reconciliation to gain an understanding of the additions, deletions and revisions made since the previous report. This report was reviewed in detail by the Deputy Chief Operating Officer with the Reserves Committee to describe the key properties and major changes from the previous year. Significant differences between management and the Independent Reserves Evaluator, if any, were also discussed in this review.

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

Net Reserves (Harvest’s Share after Royalties)

The following table sets forth a summary of oil and natural gas reserves of Harvest Consolidated Entities and its equity accounted investment using constant pricing in accordance with the SEC’s guidelines as of December 31, 2016. The year-end numbers represent estimates derived from the Reserves Report. The recovery and reserve estimates of Harvest’s crude oil, natural gas liquids and natural gas reserves provided herein are estimates only and there is no guarantee that the estimated reserves will be recovered. Actual crude oil, natural gas and natural gas liquid reserves may be greater than or less than the estimates provided herein. Refer to Item 3D “Risk Factors” of this annual report for discussion on the uncertainties involved in estimating our reserves.

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

Each of the reserve categories (proved and probable) may be divided into developed and undeveloped categories:

(a)	Developed reserves are reserves that can be expected to be recovered through existing wells with existing equipment and operating methods.
(b)	Undeveloped reserves are reserves that are expected to be recovered from new wells on undrilled acreage, or from existing wells where a relatively major expenditure is required for recompletion.

Estimates of total net proved crude oil or natural gas reserves are not filed with any U.S. federal authority or agency other than the SEC.

					Reserves
							Natural Gas
	Light and Medium		Heavy Oil				Liquids		Total Oil Equivalent
Consolidated Entities	Oil (MMbbls)		(MMbbls)		Natural Gas (Bcf)		(MMbbls)		(MMboe)
Reserves Category	Gross	Net	Gross	Net	Gross	Net	Gross	Net	Gross	Net
Proved
Developed Producing	13.0	12.1	4.4	4.2	102.6	95.3	4.3	3.1	38.8	35.3
Developed Non-Producing	1.3	1.2	0.4	0.4	4.7	4.5	0.2	0.2	2.7	2.6
Undeveloped	0.5	0.5	0.1	0.1	5.8	5.5	0.2	0.2	1.8	1.7
Total Proved	14.8	13.8	4.9	4.7	113.1	105.3	4.7	3.5	43.3	39.6
Probable
Developed	6.6	6.1	1.9	1.8	35.0	32.8	1.6	1.3	15.9	14.7
Undeveloped	3.1	2.7	0.3	0.3	15.6	14.0	0.2	0.2	6.2	5.5
Total Proved plus Probable	24.5	22.6	7.1	6.8	163.7	152.1	6.5	5.0	65.4	59.8
Equity Investment
Reserves Category
Proved
Developed Producing	—	—	—	—	24.0	21.8	1.3	1.0	5.3	4.6
Developed Non-Producing	—	—	—	—	2.8	2.6	0.3	0.3	0.8	0.7
Undeveloped	—	—	—	—	—	—	—	—	—	—
Total Proved	—	—	—	—	26.8	24.4	1.6	1.3	6.1	5.3
Probable
Developed	—	—	—	—	12.3	11.2	0.9	0.8	3.0	2.7
Undeveloped	—	—	—	—	7.0	6.6	0.6	0.5	1.8	1.6
Total Proved plus Probable	—	—	—	—	46.1	42.2	3.1	2.6	10.9	9.6
Total(1)
Reserves Category
Proved
Developed Producing	13.0	12.1	4.4	4.2	126.6	117.1	5.6	4.1	44.1	39.9
Developed Non-Producing	1.3	1.2	0.4	0.4	7.5	7.1	0.5	0.5	3.5	3.3
Undeveloped	0.5	0.5	0.1	0.1	5.8	5.5	0.2	0.2	1.8	1.7
Total Proved	14.8	13.8	4.9	4.7	139.9	129.7	6.3	4.8	49.4	44.9

Probable
Developed	6.6	6.1	1.9	1.8	47.3	44.0	2.5	2.1	18.9	17.4
Undeveloped	3.1	2.7	0.3	0.3	22.6	20.6	0.8	0.7	8.0	7.1
Total Proved plus Probable	24.5	22.6	7.1	6.8	209.8	194.3	9.6	7.6	76.3	69.4

(1)	Total Consolidated Entities plus Total Equity Investment

Undeveloped Reserves

As at December 31, 2016, Harvest has a total of 5.0 MMboe (includes equity investment) of reserves that are classified as proved non-producing, and of these non-producing reserves approximately 34% are undeveloped reserves. The balance are developed non-producing reserves which would be wells that are not currently producing and are eligible to be brought on production given economics and production information as at December 31, 2016. Substantially all of the undeveloped reserves are based on Harvest’s then current 2017 budget and long range development plans for the major assets noted elsewhere in this document. Please also refer to Item 3D “Risk Factors” for further discussion of risks related to the reserves.

	Undeveloped Reserves

				Total Proved
	Crude Oil	Natural Gas	Natural Gas Liquids	Undeveloped Reserves
Consolidated Entities	(MMbbls)	(Bcf)	(MMbbls)	(MMboe)
Opening Balance December 31, 2015	1.4	16.8	1.9	6.2

Revision of previous estimates (includes infill drilling & improved recovery)	(0.8)	(11.3)	(1.7)	(4.5)
Discoveries and extensions	—	—	—	—
Sales and purchases	—	—	—	—
Production	—	—	—	—
Moved from undeveloped to developed	—	—	—	—
Closing Balance December 31, 2016	0.6	5.5	0.2	1.7

Equity Investment
Opening Balance December 31, 2015	—	4.0	0.5	1.2

Revision of previous estimates (includes infill drilling & improved recovery)	—	(4.0)	(0.5)	(1.2)
Discoveries and extensions	—	—	—	—
Sales and purchases	—	—	—	—
Production	—	—	—	—
Moved from undeveloped to developed	—	—	—	—
Closing Balance December 31, 2016	—	—	—	—

Total(1)
Opening Balance December 31, 2015	1.4	20.8	2.4	7.4

Revision of previous estimates (includes infill drilling & improved recovery)	(0.8)	(15.3)	(2.2)	(5.7)
Discoveries and extensions	—	—	—	—
Sales and purchases	—	—	—	—
Production	—	—	—	—
Moved from undeveloped to developed	—	—	—	—
Closing Balance December 31, 2016	0.6	5.5	0.2	1.7

(2)	Total Consolidated Entities plus Total Equity Investment

All changes to the proved undeveloped reserves (PUD) category between prior and current year end come from revision of previous estimates as a result of undeveloped locations in the Deep Basin area being uneconomic under updated pricing. The remaining undeveloped prospects are developed using long horizontal wells with multi-stage fracturing.

There were no PUD conversions (moved from undeveloped to developed) in the current year.

Conventional

All of Harvest’s proved undeveloped reserves relate to the conventional oil and gas reserves. Of the conventional undeveloped reserves, approximately 77% are expected to be developed within the next two years. The remaining conventional undeveloped reserves are expected be developed within the next five years.

During 2016, Harvest drilled a gross total of 5 wells (2.4 net) with the vast majority of the development taking place in the following areas: Cecil and Deep Basin. None of the wells drilled had been previously assigned proved undeveloped (PUD) reserves and therefore none were converted to proved developed. No PUD reserves were converted during 2016, and $1.9 million in costs were incurred to develop proved undeveloped reserves.

No new PUD reserves were assigned during the 2016 year-end evaluation as a result of the ongoing development of Harvest’s properties.

There are no material amounts of conventional oil and gas PUD reserves that have remained undeveloped for five years or more after their initial disclosure as proved undeveloped reserves.

Oil Sands

All of Harvest’s Bitumen reserves proved to be uneconomic in the current pricing environment as it relates to reserve definitions.

Production Volumes

	Gross Production Volumes — Annual
Consolidated Entities	2016	2015	2014
Natural Gas (MMcf)	30,225	38,785	35,136
Oil and Natural Gas Liquids (Mbbls)
Light and Medium Oil	2,031	3,200	3,840
Heavy Oil	3,352	4,125	5,436
Natural Gas Liquids	1,291	1,444	1,594
Total Oil and Natural Gas Liquids	6,674	8,769	10,870
Total Production(Mboe)	11,711	15,233	16,726

Equity Investment(1)
Natural Gas (MMcf)	8,224	5,587	1,323
Oil and Natural Gas Liquids (Mbbls)
Light and Medium Oil	1	0	0
Natural Gas Liquids	372	273	77
Total Production(Mboe)	1,743	1,204	298

(3)	Harvest entered into the equity investment on April 23, 2014, as such, year-to-date period for 2014 reflects production from April 23 to December 31, 2014.

	Production Volumes — Annual
	2016	2015	2014
Consolidated Entities
Natural Gas (MMcf)	23,976	35,649	32,971
Oil and Natural Gas Liquids (Mbbls)
Light and Medium Oil	1,873	2,835	3,226
Heavy Oil	2,977	3,717	4,629
Natural Gas Liquids	1,116	1,248	1,368
Total Oil and Natural Gas Liquids	5,966	7,800	9,223
Total Production(Mboe)	9,962	13,742	14,718

Equity Investment(1)
Natural Gas (MMcf)	7,948	5,340	1,090
Oil and Natural Gas Liquids (Mbbls)
Light and Medium Oil	1	—	—
Natural Gas Liquids	353	262	63
Total Production(Mboe)	1,678	1,152	244

(4)	Harvest entered into the equity investment on April 23, 2014, as such, year-to-date period for 2014 reflects production from April 23 to December 31, 2014.

		Gross Production Volumes — 2016
	Year	Q4	Q3	Q2	Q1
Consolidated Entities
Natural Gas (mcf/d)	82,583	70,923	79,846	85,688	94,034
Oil and Natural Gas Liquids (bbls/d)
Light and Medium Oil	5,548	3,821	4,377	6,604	7,423
Heavy Oil	9,158	7,760	8,987	9,821	10,081
Natural Gas Liquids	3,527	3,188	3,380	3,734	3,810
Total Oil and Natural Gas Liquids	18,233	14,769	16,744	20,159	21,314
Total (boe/d)	31,996	26,589	30,051	34,440	36,986

Equity Investment
Natural Gas (mcf/d)	22,470	21,268	22,578	25,112	20,932
Oil and Natural Gas Liquids (Mbbls)
Light and Medium Oil	2	2	2	2	1
Natural Gas Liquids	1,016	1,025	939	900	1,200
Total (boe/d)	4,762	4,571	4,704	5,087	4,689

	Production Volumes — 2016
	Year	Q4	Q3	Q2	Q1
Consolidated Entities
Natural Gas (mcf/d)	65,507	70,351	55,773	44,778	91,180
Oil and Natural Gas Liquids (bbls/d)
Light and Medium Oil	5,118	3,503	3,929	6,452	6,618
Heavy Oil	8,133	6,894	8,032	8,616	9,003
Natural Gas Liquids	3,049	2,895	2,282	3,439	3,588
Total Oil and Natural Gas Liquids	16,300	13,292	14,243	18,507	19,209
Total (boe/d)	27,218	25,017	23,539	25,970	34,406

Equity Investment
Natural Gas (mcf/d)	21,716	20,494	21,598	24,786	19,999
Oil and Natural Gas Liquids (Mbbls)
Light and Medium Oil	2	2	2	2	2
Natural Gas Liquids	964	975	863	860	1,160
Total (boe/d)	4,585	4,392	4,465	4,993	4,494

	Gross Production Volumes — 2015
	Year	Q4	Q3	Q2	Q1
Consolidated Entities
Natural Gas (mcf/d)	106,259	98,055	117,419	103,639	105,887
Oil and Natural Gas Liquids (bbls/d)
Light and Medium Oil	8,768	7,934	8,633	8,695	9,832
Heavy Oil	11,301	10,044	11,155	11,969	12,058
Natural Gas Liquids	3,956	3,820	3,998	3,779	4,231
Total Oil and Natural Gas Liquids	24,025	21,798	23,786	24,443	26,122
Total (boe/d)	41,735	38,141	43,356	41,716	43,770

Equity Investment
Natural Gas (mcf/d)	15,397	21,266	16,928	17,488	5,719
Natural Gas Liquids (bbls/d)	752	883	881	969	969
Total (boe/d)	3,319	4,427	3,703	3,884	1,223

	Production Volumes — 2015
	Year	Q4	Q3	Q2	Q1
Consolidated Entities
Natural Gas (mcf/d)	97,667	83,439	110,161	96,735	100,383
Oil and Natural Gas Liquids (bbls/d)
Light and Medium Oil	7,767	7,046	7,720	7,895	8,421
Heavy Oil	10,185	9,136	9,967	10,994	10,662
Natural Gas Liquids	3,420	2,976	3,562	3,276	3,875
Total Oil and Natural Gas Liquids	21,372	19,158	21,249	22,165	22,958
Total (boe/d)	37,650	33,064	39,609	38,288	39,688

Equity Investment
Natural Gas (mcf/d)	14,630	20,457	17,459	15,553	4,848
Natural Gas Liquids (bbls/d)	717	843	944	863	910
Total (boe/d)	3,156	4,253	3,855	3,456	1,019

	Gross Production Volumes — 2014
	Year	Q4	Q3	Q2	Q1
Consolidated Entities
Natural Gas (mcf/d)	96,265	91,092	94,970	98,295	100,823
Oil and Natural Gas Liquids (bbls/d)
Light and Medium Oil	10,520	10,132	10,395	10,573	10,989
Heavy Oil	14,893	13,116	14,469	16,245	15,777
Natural Gas Liquids	4,368	4,109	4,101	4,356	4,917
Total Oil and Natural Gas Liquids	29,781	27,357	28,965	31,174	31,683
Total (boe/d)	45,825	42,539	44,794	47,556	48,487

Equity Investment(1)
Natural Gas (mcf/d)	5,250	4,603	5,623	5,619	n/a
Natural Gas Liquids (bbls/d)	307	176	415	337	n/a
Total (boe/d)	1,183	945	1,354	1,274	n/a

(1)

Harvest entered into the equity investment on April 23, 2014, as such, production volumes shown for Q2 reflects the production period from April 23 to June 30, 2014 and the year-to-date period reflects production from April 23 to December 31, 2014.

	Production Volumes — 2014
	Year	Q4	Q3	Q2	Q1
Consolidated Entities
Natural Gas (mcf/d)	90,334	87,714	90,889	87,781	95,026
Oil and Natural Gas Liquids (bbls/d)
Light and Medium Oil	8,840	8,808	8,793	8,534	9,228
Heavy Oil	12,682	11,497	12,223	13,275	13,764
Natural Gas Liquids	3,747	3,740	3,650	3,331	4,275
Total Oil and Natural Gas Liquids	25,269	24,045	24,666	25,140	27,267
Total (boe/d)	40,324	38,664	39,814	39,770	43,103

Equity Investment(1)
Natural Gas (mcf/d)	4,325	3,823	4,241	5,118	n/a
Natural Gas Liquids (bbls/d)	248	151	319	284	n/a
Total (boe/d)	970	789	1,027	1,138	n/a

(2)

Harvest entered into the equity investment on April 23, 2014, as such, production volumes shown for Q2 reflects the production period from April 23 to June 30, 2014 and the year-to-date period reflects production from April 23 to December 31, 2014.

Per-Unit Results of the Consolidated Entities

	Per-Unit Results — 2016
	Year	Q4	Q3	Q2	Q1
Natural Gas ($/boe)
Average sales price(1)	13.32	25.62	12.66	7.02	10.32
Royalties	1.93	0.18	3.86	3.38	0.28
Operating expenses	9.10	9.69	6.25	12.92	7.60
Crude Oil — Light and Medium ($/bbl)
Average sales price	44.41	55.63	49.28	46.35	33.95
Royalties	3.40	5.33	5.00	1.00	3.71
Operating expenses	22.80	42.67	20.00	17.67	20.29
Crude Oil — Heavy ($/bbl)
Average sales price(1)	37.19	46.94	39.94	39.51	24.86
Royalties	4.12	5.29	3.89	4.89	2.67
Operating expenses	16.00	18.00	11.78	14.67	20.00
Crude Oil — Total ($/bbl)
Average sales price(1)	39.92	49.81	43.00	42.26	28.71
Royalties	3.87	5.03	4.50	3.33	3.09
Operating expenses	20.57	26.60	15.27	17.18	22.49
Natural Gas Liquids ($/bbl)
Average sales price	25.58	28.08	24.74	27.76	22.08
Royalties	3.46	3.00	8.33	2.33	1.00
Operating expenses	7.77	1.00	8.67	12.00	9.00
Total ($/boe)
Average sales price(1)	27.45	37.06	28.03	26.50	20.86
Royalties	2.98	2.59	4.60	3.22	1.73
Operating expenses	13.31	14.81	10.41	14.11	13.89

(3)	Before gains or losses on commodity derivatives

	Per-Unit Results — 2015
	Year	Q4	Q3	Q2	Q1
Natural Gas ($/boe)
Average sales price(1)	15.74	13.82	16.81	15.22	16.86
Royalties	1.24	2.04	1.06	1.02	0.88
Operating expenses	13.27	13.91	13.43	14.10	11.71
Crude Oil — Light and Medium ($/bbl)
Average sales price	49.59	45.52	48.78	58.68	45.56
Royalties	5.59	5.07	5.16	5.56	6.44
Operating expenses	22.62	20.25	21.51	23.40	24.86
Crude Oil — Heavy ($/bbl)
Average sales price(1)	42.69	35.63	41.23	53.22	39.53
Royalties	4.15	3.25	4.29	4.32	4.56
Operating expenses	19.23	18.19	15.00	18.72	24.33
Crude Oil — Total ($/bbl)
Average sales price(1)	45.71	40.00	44.52	55.52	42.24
Royalties	4.78	4.05	4.73	4.78	5.46
Operating expenses	20.71	19.10	17.84	20.69	24.73
Natural Gas Liquids ($/bbl)
Average sales price	29.36	26.61	26.56	33.45	30.91
Royalties	3.95	8.35	2.99	4.36	2.63
Operating expenses	9.70	0.05	11.72	13.12	13.65
Total ($/boe)
Average sales price(1)	32.33	27.89	31.47	37.85	31.85
Royalties	3.19	3.38	2.89	3.19	3.34
Operating expenses	16.50	14.96	15.28	17.29	18.40

(1)	Before gains or losses on commodity derivatives.

	Per-Unit Results — 2014
	Year	Q4	Q3	Q2	Q1
Natural Gas ($/boe)
Average sales price(1)	28.92	19.26	26.69	31.95	36.99
Royalties	2.28	1.37	1.59	3.96	2.13
Operating expenses	13.37	14.97	14.24	13.23	11.23
Crude Oil — Light and Medium ($/bbl)
Average sales price	87.65	69.69	90.50	98.43	91.35
Royalties	14.59	12.05	15.60	17.61	14.64
Operating expenses	26.59	27.62	30.50	23.61	27.86
Crude Oil — Heavy ($/bbl)
Average sales price(1)	78.59	62.33	81.71	87.45	80.25
Royalties	11.91	9.90	12.46	14.67	10.13
Operating expenses	23.68	22.08	21.89	22.98	27.14
Crude Oil — Total ($/bbl)
Average sales price(1)	82.34	65.53	85.39	91.78	84.81
Royalties	13.13	11.04	13.61	15.46	12.09
Operating expenses	25.09	24.95	25.12	22.68	27.71
Natural Gas Liquids ($/bbl)
Average sales price	59.53	46.96	59.81	61.06	68.67
Royalties	9.76	6.17	7.56	16.16	8.97
Operating expenses	13.42	16.87	13.60	12.54	11.16
Total ($/boe)
Average sales price(1)	62.24	47.99	62.99	69.30	67.29
Royalties	8.95	6.98	8.55	11.77	8.30
Operating expenses	19.76	20.34	19.66	18.80	20.29

(1)	Before gains or losses on commodity derivatives.

Drilling Activity

The following tables summarize Harvest’s gross and net interest in wells drilled by the Consolidated Entities for the periods indicated.

	2016
	Exploratory Wells		Development Wells
	Gross	Net	Gross	Net
Oil Wells	—	—	1.0	1.0
Gas Wells	—	—	4.0	1.4
Service Wells	—	—	—	—
Stratigraphic Test Wells	—	—	—	—
Dry Holes	—	—	—	—
Total Wells	—	—	5.0	2.4

	2015
	Exploratory Wells		Development Wells
	Gross	Net	Gross	Net
Oil Wells	—	—	13.0	13.0
Gas Wells	—	—	10.0	3.2
Service Wells	—	—	2.0	2.0
Stratigraphic Test Wells	—	—	—	—
Dry Holes	—	—	1.0	1.0
Total Wells	—	—	26.0	19.2

	2014
	Exploratory Wells		Development Wells
	Gross	Net	Gross	Net
Oil Wells	2.0	2.0	60.0	55.9
Gas Wells	—	—	25.0	11.6
Service Wells	—	—	6.0	6.0
Stratigraphic Test Wells	—	—	4.0	4.0
Dry Holes	1.0	0.7	2.0	2.0
Total Wells	3.0	2.7	97.0	79.5

Present Activities

Conventional

At December 31, 2016, Harvest’s Consolidated Entities were in the process of drilling or participating in a total of 2 gross development wells (1.484 net). These wells are located in the Cecil and Deep Basin area.

Oil Sands

The 15 SAGD well pairs which form the initial drilling development of Phase 1 (10,000 bpd) of BlackGold oil sands project were drilled by the end of 2012. As of the end of 2016 all well pairs had been completed and were ready for steaming. Construction has been substantially completed, including the building of the CPF plant site, well pads, connecting pipelines and several systems have since been commissioned.

Harvest’s plans for 2017 are to complete sanctioning and re-commence commissioning activities.

Location of Wells

The following table summarizes the Consolidated Entities’ interests in producing wells and wells capable of producing as at December 31, 2016.

	Oil		Gas		Total(1)(2)
	Gross	Net	Gross	Net	Gross	Net
Alberta	3,331	2,531	1,945	750	5,276	3,281
British Columbia	587	491	143	50	730	541
Total	3,918	3,022	2,088	800	6,006	3,822

(1)	Harvest has varying royalty interests in 566 natural gas wells and 318 crude oil wells which are producing or capable of producing.
(2)	Includes wells containing multiple completions as follows: 657 gross natural gas wells and 691 gross crude oil wells.

Developed and Undeveloped Acreage

The following table summarizes the Consolidated Entities’ developed, undeveloped and total landholdings as at December 31, 2016.

	Developed(1)		Undeveloped(2)		Total
(thousands of acres)	Gross	Net	Gross	Net	Gross	Net
Alberta	842	471	544	390	1,386	861
British Columbia	131	78	208	133	339	211
Total	973	549	752	523	1,725	1,072

(1)	Developed acreage is acreage assignable to productive wells; productive wells include producing wells and wells mechanically capable of producing.
(2)

Undeveloped acreage encompasses those leased acres on which wells have not been drilled or completed to a point that would permit the production of economic quantities of oil or gas regardless of whether such acreage contains proved reserves. Users of this information should not confuse undeveloped acreage with undrilled acreage held by production under the terms of the lease.

The following table summarizes the Consolidated Entities’ developed and undeveloped land holdings, expiring within one year from December 31, 2016.

	Developed(1)		Undeveloped(2)		Total
(thousands of acres)	Gross	Net	Gross	Net	Gross	Net
Alberta	—	—	62	57	62	57
British Colombia	—	—	1	1	1	1
Total	—	—	63	58	63	58

(1)	Developed acreage is acreage assignable to productive wells; productive wells include producing wells and wells mechanically capable of producing.
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

Climate Change

Federal

Canada committed to an Intended Nationally Determined Contribution of reducing GHG emissions by 30 percent below 2005 levels by 2030 as a part of the Paris Agreement at the United Nations Framework Convention on Climate Change Conference held in Paris, France in December 2015. The Agreement includes non-binding pledges from 195 countries to hold the increase in global average temperatures to below 2 degree Celsius above pre-industrial levels and to pursue efforts to limit the temperature increase to 1.5 degrees Celsius. The countries which agreed to the Paris Agreement committed to meeting every five years to review their individual progress on GHG emissions reductions and to consider amendments to non-binding individual country targets. Canada is required to report and monitor its GHG emissions, though the implementation of such reporting and monitoring has yet to be determined. The Paris Agreement also contemplates that by 2020 the parties thereto will develop a new market-based mechanism related to carbon trading, which is expected to be based largely on lessons learned from the Kyoto Protocol. The Government of Canada ratified the Paris Agreement on December 12, 2016. As a result, the Government of Canada replaced its Nationally Determined Contribution of a 17 percent reduction target established in the Copenhagen Accord, with a Nationally Determined Contribution of a 30 percent reduction below 2005 levels by 2030.

On December 9, 2016, the Government of Canada formally announced the Pan-Canadian Framework on Clean Growth and Climate Change. As a result, the Federal Government will implement a Canada-wide carbon pricing scheme beginning in 2018. This may be implemented through either a cap and trade system or a carbon tax regime at the option of each province or territory. The Federal Government will impose a price on carbon of $10 per tonne on any province or territory which fails to implement its own system by 2018, until it reaches $50 per tonne in 2022 at which time the program will be reviewed.

In general, there is some uncertainty with regard to the impacts of federal or provincial climate change and environmental laws and regulations, as it is currently not possible to predict the extent of future requirements. Any new laws and regulations, or additional requirements to existing laws and regulations, could have a material impact on the Corporation's operations and cash flow.

Alberta

On November 22, 2015 the Government of Alberta announced its Climate Leadership Plan. On June 7, 2016, the Climate Leadership Implementation Act ("CLIA") was passed into law. The CLIA enacted the Climate Leadership Act (“CLA”) introducing a carbon tax on all sources of GHG emissions, subject to certain exemptions. An initial levy of $20 per tonne was implemented January 1, 2017, increasing to $30 per tonne January of 2018. All fuel consumption, including gasoline and natural gas-will be subject to the levy, with certain exemptions, and directors of a corporation may be held liable when the corporation fails to remit an owed carbon levy. Regulated emitters will remain subject to the Specified Gas Emitters Regulation (“SGER”) until the end of 2017 and are exempt from paying the carbon levy on fuels used in operations until this time. Upon expiry of the SGER, the Government of Alberta intends to transition to a proposed Carbon Competitiveness Regulation, in which sector specific output-based carbon allocations will be used to ensure competitiveness. A 100 megatonne per year limit for GHG emissions was implemented for oil sands operations, which currently emit roughly 70 megatonnes per year. This cap exempts new upgrading and cogeneration facilities, which are allocated a separate ten megatonne limit. Regulations accompanying the CLIA have not yet been released.

There are certain exemptions to the carbon levy imposed by the CLA. Until 2023, fuels consumed, flared or vented in a production process by conventional oil and gas producers will be exempt from the carbon levy. An exemption also applies for biofuels and fuels sold for export. In addition, marked fuels used in farming operations as well as personal and band uses by First Nations are exempt.

Actual costs to Harvest and its industry partners cannot be determined with certainty until output-based regulations are defined and standards published. Further details are expected from the AER in 2017 which will allow for detailed regulatory planning in 2018.

British Columbia

The British Columbia government released its Climate Leadership Plan Discussion Paper in July 2015. After considering the feedback provided during the consultation period, the B.C. Climate Leadership Team released its Recommendations to Government in early 2016. The 32 recommendations focus largely on carbon pricing and measures to reduce GHG emissions, including increasing the rate of the existing carbon tax by $10/tonne every year starting in July 2018, expanding the scope of the carbon tax to apply to all GHG emission sources (including non-combustion sources), as well as implementing targeted measures to protect emissions-intensive, trade-exposed sectors (e.g. refining industry). The existing carbon tax in British Columbia is on the purchase or use of fossil fuels. The current tax rate is $30 per tonne of CO2e emissions. Fuel sellers are required to pay a security equal to the tax payable on the final sale to end purchasers and end purchasers are required to pay the tax. Fuel sellers collect carbon tax at the time fuel is sold at retail to the end purchaser. Carbon capture and storage is required for all new coal-fired electricity generation facilities and a 0.4% levy tax has been implemented at the consumer level on electricity, natural gas, grid propane and heating oil that goes towards establishing the Innovative Clean Energy Fund.

In 2008, the Province of British Columbia introduced the Greenhouse Gas Reduction (Cap and Trade) Act (“Cap and Trade Act”) which authorizes hard caps on greenhouse gas emissions. Any British Columbia facilities emitting 10,000 tonnes or more of carbon dioxide equivalent emissions must report its GHG emission annually and those reporting operations with emissions of 25,000 tonnes or greater are required to have the emissions reports verified by a third party. Harvest currently has a facility in British Columbia that exceeds the threshold for reporting. In 2015, the cost to Harvest to comply was approximately $75,000 which included the GHG inventory and third party verification as required by the regulation. It is expected that the Province of British Columbia will adopt the Government of Canada carbon floor pricing once it exceeds $30 per tonne of CO2e emissions in 2021.

Saskatchewan

Harvest sold its oil and gas assets in Saskatchewan during the year ended December 31, 2016; see “Recent Developments” in this annual report. The environmental regulations within this subsection were applicable to Harvest until June 30, 2016. The Management and Reduction of Greenhouse Gases Act received Royal Assent in Saskatchewan in May 2010, however is still waiting final proclamation. The legislation will establish a provincial plan for reducing GHG emissions to meet provincial targets. The Province has also indicated that it intends to enter into an equivalency agreement with the federal government to achieve equivalent environmental outcomes with respect to GHG compliance.

Land Use

Alberta

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

British Columbia

In British Columbia, the Oil and Gas Activities Act (the “OGAA”) impacts conventional oil and gas producers, shale gas producers and other operators of oil and gas facilities in the province. Under the OGAA, the British Columbia Oil and Gas Commission (the “Commission”) has broad powers, particularly with respect to compliance and enforcement and the setting of technical safety and operational standards for oil and gas activities. The Environmental Protection and Management Regulation establishes the government's environmental objectives for water, riparian habitats, wildlife and wildlife habitat, old-growth forests and cultural heritage resources. The OGAA requires the Commission to consider these environmental objectives in deciding whether or not to authorize an oil and gas activity. In addition, although not an exclusively environmental statute, the Petroleum and Natural Gas Act, in conjunction with the OGAA, requires proponents to obtain various approvals before undertaking exploration or production work, such as geophysical licenses, geophysical exploration project approvals, permits for the exclusive right to do geological work and geophysical exploration work, and well, test hole and water-source well authorizations. Such approvals are given subject to environmental considerations and licenses and project approvals can be suspended or cancelled for failure to comply with this legislation or its regulations.

Saskatchewan

Harvest sold its oil and gas assets in Saskatchewan during the year ended December 31, 2016; see “Recent Developments” in this annual report. The second regional plan, South Saskatchewan Regional Plan (“SSRP”), became effective September 1, 2014. Similar to the LARP, the regional plan establishes new conservation areas and environmental limits, protect water supply and provide clarity about land use and access. The proposed new conservation areas had no impact on Harvest.

Species at Risk Act

Federal

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

As of November 18, 2013, EC introduced an Emergency Protection Order for the Greater Sage-Grouse. The order targets crown lands and federally owned lands but not private lands. No Harvest areas of interest fall within the designated areas.

In October 2012, the Government of Canada released its Recovery Strategy for the Woodland Caribou (Rangifer tarandus caribou), Boreal Population in Canada. Alberta has enacted a number of policies and programs to meet these requirements. Alberta is in the process of developing specific ranges plans for caribou management and is required to complete and submit these plans to the Government of Canada before the end of 2017.

Water Supply

Alberta

Alberta government also has the Water for Life initiative since 2003 which goals are to ensure safe and secure drinking water, healthy aquatic ecosystems and reliable quality water supplies for a sustainable economy. However, no regulations pertaining to the water usage have been established under these initiatives yet.

British Columbia

In British Columbia the new Water Sustainability Act came into force on February 29, 2016. Due to the number of proposed regulations and policies, government is taking a phased approach to their development and work in this area continues. Since the project of modernizing provincial water law began in 2009, government has heard from First Nations, industry and environmental groups, local governments, and individuals with an interest in our water resource. The purpose of the act is to address concerns related to climate change, population growth and increasing pressure on water resources as well as new technologies and resource activities, and greater concern about aquatic ecosystems. The act includes, among others, a Water Sustainability Regulation and a Groundwater Protection Regulation. In general, the new Water Sustainability Act regulations maintain many elements of the historic Water Act regulations, contain updated legal language, include section references and terminology aligned with the Water Sustainability Act, revise some historic policies and introduce new policies authorized by the Water Sustainability Act (e.g., groundwater licensing). These recent regulatory revisions have not resulted in material changes to Harvests existing processes.

Saskatchewan

Harvest sold its oil and gas assets in Saskatchewan during the year ended December 31, 2016; see “Recent Developments” in this annual report. In October 2012, the Saskatchewan government released their 25 Year Saskatchewan Water Security Plan. The intent of the plan is to ensure the sustainability and quality of Saskatchewan surface and groundwater supplies while protecting drinking water supplies from the source to the tap. The plan outlines seven goals: Sustainable Supplies, Drinking Water Safety, Protection of Water Resources, Safe and Sustainable Dams, Flood and Drought Damage Reduction, Adequate Data, Information and Knowledge and Effective Governance and Engagement. The environmental regulations within this subsection were applicable to Harvest until June 30, 2016.

Oil Sands Monitoring Plan

Alberta

On February 3, 2012, the Government of Alberta and the Government of Canada released the Joint Canada-Alberta Implementation Plan for Oil Sands Monitoring (the “Monitoring Plan”). The Monitoring Plan was proposed to provide an improved understanding of the cumulative environmental impact of oil sands development and will increase air, water, land and biodiversity monitoring in the oil sands region. In 2013, the Government of Alberta created the Protecting Alberta’s Environment Act (the “Act”) wherein it established the Alberta Environmental Monitoring and Evaluation and Reporting Agency (“AEMERA”). This agency is responsible for all regional environmental monitoring within Alberta including the Monitoring Plan. Since 2013, the Government of Alberta has levied annual Monitoring Plan fees to oil sands industry members including Harvest as per the Act. The Monitoring Plan budget is approximately $50 million annually and Harvest continues to meet its obligation to fund its portion of the Monitoring Plan as required by the Act. In 2016 the Government of Alberta disbanded AEMERA and moved the responsibility of environmental monitoring directly under Alberta Environment and Parks. It is expected that monitoring activity and the associated budget will remain status quo during the transition.

Project specific environmental monitoring requirements for the BlackGold Project (the “Project”) which have been set out in the Project Environmental Protection and Enhancement Act Approval are also being managed. The Project is required to conduct monitoring, mitigation and reporting during construction, operation, and reclamation activities. Harvest continues to meet its ongoing environmental monitoring, mitigation and reporting requirements.

Abandonment and Reclamation

Alberta

In Alberta, the AER maintains a Licensee Liability Rating (“LLR”) program to ensure abandonment and reclamation cost of oil and gas wells, facilities and pipelines are covered by the industry. The AER requires oil and gas operators to post financial security deposits to cover the abandonment and reclamation costs in the event that its deemed liabilities exceed its deemed assets. In March 2013, the AER updated the LLR program to address concerns that the previous LLR program significantly underestimated abandonment and reclamation liabilities of AER licensees. The 2013 updates would be implemented over three years, changing how both assets and liabilities were calculated. In addition to the changes in the LLR program, the AER released the Licensee Liability Rating Program Management Plan (LLRPM). This management plan allows operators whose liabilities exceed its assets and who have been issued abandonment orders due to unpaid financial securities to enter a plan to reduce liability. Under the management plan, a licensee may pay outstanding security amounts by quarterly payments, subject to meeting certain obligations. Those obligations include providing detailed financial information to the AER and submitting plans to abandon and reclaim outstanding, inactive wells. As of March 28, 2017 a total of 67 operators had entered the management plan.

On July 4, 2014, the AER introduced the inactive well compliance program (the "IWCP") to address the growing inventory of inactive wells in Alberta and to increase the AER's surveillance and compliance efforts under Directive 013: Suspension Requirements for Wells ("Directive 013"). The IWCP applies to all inactive wells that are noncompliant with Directive 013 as of April 1, 2015. The objective is to bring all inactive noncompliant wells under the IWCP into compliance with the requirements of Directive 013 within five years. As of April 1, 2015, each licensee will be required to bring 20 percent of its IWCP inventory into compliance every year, either by reactivating or suspending the wells in accordance with Directive 013 or by abandoning them in accordance with Directive 020: Well Abandonment. In recent years, Harvest has seen a direct increase in the volume of surface abandonments and new reclamation activity due to the implementation of the IWCP program.

British Columbia

In British Columbia, the commission implements the Liability Management Rating ("LMR") Program, designed to manage public liability exposure related to oil and gas activities by ensuring that permit holders carry the financial risks and regulatory responsibility of their operations through to regulatory closure. Under the LMR Program, the commission determines the required security deposits for permit holders. The LMR is the ratio of a permit holder's deemed assets to deemed liabilities. Permit holders whose deemed liabilities exceed deemed assets will be considered high risk and reviewed for a security deposit. Permit holders who fail to submit the required security deposit within the allotted timeframe may be in non-compliance with the Oil and Gas Activities Act. Harvest maintains an excellent LMR ratio in British Columbia; hence, this criterion did not have a material impact on Harvest’s operations in 2016.

Saskatchewan

Harvest sold its oil and gas assets in Saskatchewan during the year ended December 31, 2016; see “Recent Developments” in this annual report. On June 19, 2007, a new orphan oil and gas well and facility program was introduced in Saskatchewan, solely funded by oil and gas companies to cover the cost of cleaning up abandoned wells and facilities where the owner cannot be located or has gone out of business. The program is composed of a security deposit, based upon a formula considering assets of the well and the facility licensee against the estimated cost of decommissioning the well and facility once it is no longer producing, and an annual levy assessed to each licensee. Harvest sold its oil and gas assets in Saskatchewan during the year ended December 31, 2016; see “Recent Developments” in this annual report. The environmental regulations within this subsection were applicable to Harvest until June 30, 2016.

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

The corporate structure including significant subsidiaries is set forth below. Harvest’s remaining subsidiaries and partnerships did not have assets or sales and operating revenues which, in the aggregate, exceeded 20 percent of the total consolidated assets or total consolidated sales and operating revenues of Harvest as at and for the year ended December 31, 2016:

Harvest also has investments in joint ventures. Please see “Deep Basin and HK MS Partnerships” section in Item 4.

D. Property, Plant and Equipment

CONVENTIONAL & OIL SANDS

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

During 2016, Harvest reviewed and adjusted its core areas as a result of the Company’s ongoing divestiture activity and corporate re-organization. Core areas were aggregated based on proximity of operations, product composition, cash flows and management monitoring.

	2016 Gross Annual Production

	Light & Medium				Total Gross
	Crude Oil	Heavy Oil	Natural Gas	NGLs	Production
Material Area	Mbbl	Mbbl	Mmcf	Mbbl	Mboe
Hay River	—	1,556	—	6	1,562
Loon	934	—	132	23	979
Rocky Mountain House	156	54	13,645	1,005	3,489
East Central Alberta	352	76	519	14	529
Deep Basin	11	—	11,858	177	2,164
Heavy Oil	—	1,310	303	16	1,377
Cecil	187	272	1,981	35	823
Other	391	84	1,788	16	788
Total	2,031	3,352	30,226	1,292	11,711

	2016 Annual Production

	Light & Medium
	Crude Oil	Heavy Oil	Natural Gas	NGLs	Total Production
Material Area	Mbbl	Mbbl	Mmcf	Mbbl	Mboe
Hay River	—	1,382	—	5	1,387
Loon	861	—	105	20	899
Rocky Mountain House	144	48	10,824	869	2,865
East Central Alberta	325	67	412	12	473
Deep Basin	10	—	9,406	153	1,731
Heavy Oil	—	1,163	240	14	1,217
Cecil	172	242	1,571	30	706
Other	361	75	1,418	13	684
Total	1,873	2,977	23,976	1,116	9,962

	2015 Gross Annual Production
	Light & Medium				Total Gross
	Crude Oil	Heavy Oil	Natural Gas	NGLs	Production
Material Area	Mbbl	Mbbl	Mmcf	Mbbl	Mboe
Hay River	—	1,585	—	5	1,590
Loon	1,235	—	123	21	1,277
Rocky Mountain House	277	72	15,598	1,065	4,013
East Central Alberta	582	217	868	29	973
Deep Basin	22	—	17,105	237	3,110
Heavy Oil	—	1,804	472	24	1,907
Saskatchewan Light Oil	745	—	21	—	749
Other	339	447	4,598	63	1,614
Total	3,200	4,125	38,785	1,444	15,233

	2015 Annual Production
	Light & Medium
	Crude Oil	Heavy Oil	Natural Gas	NGLs	Total Production
Material Area	Mbbl	Mbbl	Mmcf	Mbbl	Mboe
Hay River	—	1,429	—	4	1,433
Loon	1,094	—	113	18	1,131
Rocky Mountain House	245	65	14,337	921	3,620
East Central Alberta	516	196	798	25	869
Deep Basin	19	—	15,722	205	2,845
Heavy Oil	—	1,626	434	21	1,719
Saskatchewan Light Oil	660	—	19	—	664
Other	301	401	4,226	54	1,461
Total	2,835	3,717	35,649	1,248	13,742

		2014 Annual Gross Production
	Light & Medium				Total Gross
	Crude Oil	Heavy Oil	Natural Gas	NGLs	Production
Material Area	Mbbl	Mbbl	Mmcf	Mbbl	Mboe
Hay River	—	1,664	—	6	1,670
Loon	1,340	—	45	30	1,377
Rocky Mountain House	361	95	16,956	1,211	4,493
East Central Alberta	918	853	1,538	52	2,078
Deep Basin	15	—	10,986	204	2,049
Heavy Oil	—	2,289	316	22	2,364
Saskatchewan Light Oil	809	—	23	—	812
Other	397	535	5,272	69	1,883
Total	3,840	5,436	35,136	1,594	16,726

	2014 Annual Production
	Light & Medium
	Crude Oil	Heavy Oil	Natural Gas	NGLs	Total Production
Material Area	Mbbl	Mbbl	Mmcf	Mbbl	Mboe
Hay River	—	1,417	—	5	1,470
Loon	1,126	—	42	26	1,212
Rocky Mountain House	303	81	15,911	1,039	3,954
East Central Alberta	771	726	1,443	45	1,829
Deep Basin	13	—	10,309	175	1,803
Heavy Oil	—	1,949	297	19	2,080
Saskatchewan Light Oil	680	—	22	—	715
Other	333	456	4,947	59	1,655
Total	3,226	4,629	32,971	1,368	14,718

Hay River

Hay River was acquired by Harvest on August 2, 2005 and is located approximately 245 miles north west of Grande Prairie in north-eastern British Columbia. In 2016, Hay River produced an average of gross 4,268 boe/day of 24o API crude oil (including 17 barrels per day of condensate removed from the solution gas) from the Bluesky formation located at a depth of approximately 350 metres. Natural gas produced from this formation, along with produced water, is re-injected for pressure support. Produced emulsion is processed at the central emulsion processing facility with the clean oil transported via pipeline to sales points.

Hay River is a winter-only access area in that drilling operations can only be reasonably undertaken when the ground is frozen (typically between late November and mid-March). The Hay River medium gravity oil production is priced at a discount to the Edmonton Light oil benchmark, contributing to stronger netbacks when compared to other similar gravity crudes. Harvest has a 100% Working Interest in this operated property. In 2016, Harvest did not drill any wells in this area. Our total Hay capital program for 2016 was $5.6 million, and primarily focused on capital workovers and major well overhauls.

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

Loon

Loon is located 200 miles north west of Edmonton, Alberta. Production in 2016 from Loon averaged gross 2,674 boe/d (95% oil), with an average oil quality of 37° to 39° API from the Slave Point, Granite Wash and Gilwood formations.

Production is gathered via Harvest’s gathering system and the oil is pipelined to market via the Plains Rainbow Pipeline system.

Harvest did not drill any wells at Loon for the year ended December 31, 2016.

Our total Loon capital program in 2016 was $1.5 million, and was primarily focused on capital maintenance, work on facilities, and land additions.

Rocky Mountain House

Rocky Mountain House is comprised of properties west of Highway 2, south of Edmonton and north of Calgary. This is primarily a liquids-rich natural gas production area with some oil production. Production in 2016 for the region averaged gross 9,533 boe/d (65% gas).

Gas gathering, transportation, compression and processing infrastructure is extensive in Rocky Mountain House and Harvest uses a combination of Harvest and third party infrastructures to process and transport its gas and NGLs to market.

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

In 2016, Harvest did not participate in any drilling in this area. Total capital expenditure throughout the area was approximately $1.3 million mainly associated with capital maintenance, equipment overhauls, and facilities.

East Central Alberta

This area mainly encompasses legacy oil properties from the Saskatchewan / Alberta border to Alberta Highway 2 and between the cities of Edmonton and Calgary. Working interest in these properties is generally over 90%. In 2016, the average production was gross 1,444 boe/d (81% oil) and is primarily heavy and medium oil from 18o to 32o API. The Corporation’s largest group of legacy properties including Bellshill and a number of smaller oilfields are in the region. This area remains largely focused on cost savings and optimization of current wells and facilities. Harvest continues to invest in pipeline and infrastructure upgrades to repair or replace some of the older equipment in East Central Alberta. Harvest drilled no wells in 2016 in East Central Alberta.

Total capital investment in East Central Alberta was approximately $3.8 million in 2016 primarily related to capital maintenance.

Deep Basin (Consolidated Entities)

The Deep Basin lands were acquired from Hunt in early 2011 and have been an area of strong drilling results and reserves success. The Deep Basin is located to the southwest of the city of Grande Prairie in northwest Alberta.

Production in 2016 averaged gross 5,913 boe/d (91% gas). Harvest saw significant production growth in production volumes during 2016, as the result of increased capital investment tied to new expanded processing and transportation agreement.

Legacy production is from vertical wells completed in multiple zones (Falher, Cardium, Cadotte, Cadomin, Bluesky, Dunvegan, and Gething) and comingled together. Recent drilling activities have been focused on drilling high rate 5 to 10 MMcf/d, multistage stimulated horizontal wells in the Falher formations. In 2016, Harvest participated in 4 gross (1.4 net) wells and for a net investment of $1.5 million.

Heavy Oil

Harvest has various working interests in this area, which is located near the town of Lloydminster on the Alberta side of the border and down into Southern Alberta near the city of Medicine Hat. Major properties in this group include Suffield (Glauconite), Lindbergh/Wildmere (Lloyd/Sparky/GP), and Hayter (Dina/Cummings and Sparky).

Production is 12° to 15° API heavy crude oil from Cretaceous aged sandstone formations within the Mannville group. Production averaged gross 3,762 boe/d (95% oil) in 2016. Harvest did not drill any wells in this area in 2016. Harvest’s capital budget in Heavy Oil was focused capital maintenance and major well overhauls with total net capital expenditures of $1.4 million.

Production from these wells generally goes to central processing facilities with solution gas conservation and oil is trucked to third party sales points, except for Hayter and Suffield which are pipeline connected.

Cecil

Cecil is comprised of various operated and non-operated oil and gas properties north of Grande Prairie Alberta with some fields around Dawson Creek and Fort St. John British Columbia. The main capital focus of this area is in the Cecil and Royce groups.

Production in Cecil averaged gross 2,249 boe/d. Production from this area consists of 40% gas, and 56% 25° to 39° API crude oil from Slave Point, Halfway, Charlie Lake, Kiskatinaw, Dunvegan, Spirit River, Belloy, Baldonnel, and Gething formations.

In 2016, Harvest drilled one horizontal well targeting light oil in the Charlie Lake formation of the Royce Group. Harvest’s total Cecil capital program in 2016 was $3.9 million which consisted of drilling and completions, capital maintenance, and equipment overhauls.

BlackGold

Harvest acquired a 100% Working Interest of BlackGold in 2010 from KNOC. The area is located in northeast Alberta near Conklin and is in close proximity to a number of major oil sands developments.

In 2015, construction had been completed on well pads and connecting pipelines, and several systems were commissioned. During 2016, Harvest completed some minor pre-commissioning costs. Harvest’s plans for 2017 are to complete sanctioning and commissioning activities. The exact timing of first steam depends on the price outlook for bitumen.

Phase 1 will inject steam for several months and then begin oil production, with a targeted rate of 10,000 boe/d. Phase 2 of the project, which is targeted to increase production capacity to 30,000 bbl/d, received all required regulatory approvals in 2013.

Total capital expenditures of $1.9 million were incurred in 2016 for minor pre-commissioning costs.

Deep Basin Partnership (Equity Investment)

In April 2014 Harvest entered into two Partnerships with KERR to build a gas plant and develop our natural gas assets in the Bilbo, Karr and Wapiti regions of the Deep Basin Partnership area. Activities and results from these partnerships are reported on an equity basis in Harvest’s financial statements.

The partnership saw significant production growth in production volumes during 2016, as the result of increased capital investment. Production for 2016 in the DBP averaged gross 5,553 boe/d, and Harvest’s equity interest in the production was gross 4,571 boe/d. During 2016, DBP drilled 4 gross (3.5 net) wells in the Deep Basin, targeting the Montney formation. Production from these wells is directed to the Harvest-operated Partnership gas plant. Harvest’s total share of the capital investment by the partnership in 2016 was $19.7 million.

2017 CAPITAL EXPENDITURE PLAN

The primary areas of focus for Harvest’s Conventional and Oil Sands capital program during 2017 are the following:

•	BlackGold – Sanction the final instrumentation and commissioning activities in 2H 2017 to prepare BlackGold for first steam in 2018. This commissioning work will continue into 2018.

•	Hay River – Optimize existing production by cleaning out some wellbores of accumulated mud left over from prior years’ drilling operations. Perform injection string extensions on water injection wells to increase waterflood sweep efficiency.

•	Deep Basin Area – Participate in up to eleven partner operated wells in the Kakwa region throughout 2017 at different stages of execution

•	Cecil – Finish work begun in late 2016 on the drilling, completion and tie-in of two Charlie Lake oil wells. Drill, complete and tie-in seven additional Royce wells in the second half of 2017.

•	Loon – Drill up to six horizontal Slave Point oil wells in Loon Lake with some of the work extending into 2018. Commence drilling in late 2017 on an additional six well vertical drilling program inside the unit to increase oil recovery from existing reserves. These wells will be on production in 2018.

•	Deep Basin Partnership – finish the completion and tie-in operations on three 2016 Montney drills in Q1 2017. Begin drilling a two well Montney pad in Q4 2017.

Harvest plans to fund future capital expenditures through borrowings from its new Credit Facility, asset sales and cash from operating activities. For further discussion regarding Harvest’s liquidity and capital resources, please refer to Item 5B.

Incremental Exploitation and Development Potential

Management of Harvest has identified numerous development opportunities, many of which provide the potential for capital investment and incremental production beyond that identified in the Reserves Reports. These opportunities include:

•	Implementation or optimization of enhanced water floods in selected pools such as Hay River, Cecil, and Loon resulting in increased production and recovery;

•	Uphole completions of bypassed or untested reserves in existing wellbores, including recompletion of existing shut-in wells to access undrained reserves;

•	Selected infill and step-out development drilling opportunities across most of Harvest’s core properties for various proven targets generally defined by 3-D seismic;

•	Numerous exploratory opportunities defined by seismic from which value might be extracted by sale, farmout or joint venture;

•	Management of dry gas and high operating cost wells currently shut in due to low commodity prices to preserve reserves to be produced at a time when prices improve; and

•

Utilizing multistage fractured technology in horizontal wells to increase oil recovery from tight oil and gas formations at Loon (Slave Point Formation), Deep Basin (Falher and Montney Formations) and Rocky Mountain House (Cardium, Glauconite, Viking, Ostracod, Notikewin, Wilrich Formations).

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

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The information presented has been prepared in accordance with IFRS and should be read in conjunction with Item 3 “Key Information”, and our audited consolidated financial statements and related notes for the years ended December 31, 2016 as set out in this annual report under Item 18.

A. Operating Results

CONTINUING OPERATIONS
CONVENTIONAL

Summary of Financial and Operating Results

	Year Ended December 31
(in millions except where noted)	2016	2015	2014
FINANCIAL
Petroleum and natural gas sales (1)	322.3	510.3	1,046.0
Royalties	(35.0)	(48.7)	(149.7)
Revenues	287.3	461.6	896.3

Expenses
Operating	155.9	251.5	330.5
Transportation and marketing	11.0	5.2	17.5
Realized losses on derivative contracts(3)	1.6	4.4	1.4
Operating netback after hedging(2)	118.8	200.5	546.9

General and administrative	51.1	57.7	64.8
Depreciation, depletion and amortization	289.1	418.1	435.2
Loss from joint ventures	43.8	97.3	4.7
Exploration and evaluation	19.9	27.5	10.2
Impairment, net of reversals (6)	1.0	765.3	267.6
Unrealized losses on derivative contracts(4)	3.6	0.8	0.7
Loss on onerous contract	10.7	—	—
Loss (gains) on disposition of assets	(35.2)	1.7	(47.5)
Operating loss(2)	(265.2)	(1,167.9)	(188.8)

Capital asset additions (excluding acquisitions)	19.0	146.5	408.6
Corporate acquisition(5)	—	37.1	—
Property dispositions, net	(170.2)	(130.5)	(301.1)

OPERATING
Light to medium oil (bbl/d)	5,548	8,768	10,520
Heavy oil (bbl/d)	9,158	11,301	14,893
Natural gas liquids (bbl/d)	3,527	3,956	4,368
Natural gas (mcf/d)	82,583	106,259	96,265
Total (boe/d)(7)	31,996	41,735	45,825

(1)	Includes the effective portion of Harvest’s realized natural gas and crude oil hedges.
(2)	This is a Non-GAAP measure; please refer to “Non-GAAP Measures” in this annual report.
(3)

Realized losses on risk management contracts include the settlement amounts for power, crude oil, natural gas and foreign exchange derivative contracts, excluding the effective portion of realized gains or losses from Harvest’s designated accounting hedges. See “Risk Management, Financing and Other” section of this annual report for details.

(4)

Unrealized losses on risk management contracts reflect the change in fair value of derivative contracts that are not designated as accounting hedges and the ineffective portion of changes in fair value of designated hedges.

(5)	Corporate acquisition represents the total consideration for the transaction, including working capital assumed.
(6)

Includes $2.8 million of impairment against leasehold improvements and furniture and fixtures in head office, a reversal of Conventional asset impairment of $38.8 million and impairment of $37 million to goodwill for the year ended December 31, 2016. For the year ended December 31, 2015, impairment includes $570.3 million Conventional asset impairment and $195 million goodwill impairment. During the year ended December 31, 2014, impairment related to Conventional assets.

(7)	Excludes volumes from Harvest’s equity investment in the Deep Basin Partnership

Commodity Price Environment

	Year Ended December 31
	2016	2015	2014
West Texas Intermediate ("WTI") crude oil (US$/bbl)	43.32	48.80	93.00
West Texas Intermediate crude oil ($/bbl)	57.38	62.13	102.49
Edmonton light sweet crude oil ("EDM") ($/bbl)	52.96	57.20	94.59
Western Canadian Select ("WCS") crude oil ($/bbl)	38.96	44.85	81.06
AECO natural gas daily ($/mcf)	2.16	2.69	4.49
U.S. / Canadian dollar exchange rate	0.755	0.783	0.905

Differential Benchmarks
EDM differential to WTI ($/bbl)	4.42	4.93	7.90
EDM differential as a % of WTI	7.7%	7.9%	7.7%
WCS differential to WTI ($/bbl)	18.42	17.28	21.43
WCS differential as a % of WTI	32.1%	27.8%	20.9%

For the year ended December 31, 2016, the average WTI benchmark price decreased 11% compared to the same period in 2015. The average Edmonton Light Sweet crude oil price (“Edmonton Light”) decreased 7% compared to the same period 2015. The decrease in Edmonton Light for the twelve months is due to the decrease in the WTI price offset by a depreciation of the Canadian dollar against the U.S. dollar, and the narrowing of the Edmonton Light differential to WTI.

The average WTI benchmark price decreased 48% year ended December 31, 2015 as compared to the same period in 2014. The average Edmonton Light price decreased 40% for the year ended December 31, 2015 compared to 2014, mainly due to the decrease in the WTI price, partially offset by the strengthening of the U.S. dollar against the Canadian dollar and the movement of the Edmonton light sweet differential.

Heavy oil differentials fluctuate based on a combination of factors including the level of heavy oil production and inventories, pipeline and rail capacity to deliver heavy crude to U.S. and offshore markets and the seasonal demand for heavy oil. The 13% decrease in the WCS price for the twelve months ended December 31, 2016, as compared to the same period in 2015 was mainly the result of the decrease in the WTI price and a widening of WCS differential to WTI, partially offset by a depreciation of the Canadian dollar against the U.S. dollar.

The changes in the WCS price for year ended December 31, 2015 as compared to the same period in 2014 were mainly the result of the decrease in the WTI price and the widening of the WCS differential to WTI, partially offset by the strengthening of the U.S. dollar against the Canadian dollar.

During the year ended December 31, 2016, North American natural gas prices weakened in comparison to the same period in 2015. During the year ended December 31, 2015, North American natural gas prices weakened in comparison to the same period in 2014. Harvest’s realized natural gas price is referenced to the AECO hub, which decreased 20% in 2016 from 2015 and decreased 40% in 2015 from 2014.

Realized Commodity Prices

	Year Ended December 31
	2016	2015	2014
Light to medium oil prior to hedging ($/bbl)	44.41	49.59	87.65
Heavy oil prior to hedging ($/bbl)	37.19	42.69	78.59
Natural gas liquids ($/bbl)	25.58	29.36	59.53
Natural gas prior to hedging($/mcf)	2.22	2.62	4.82
Average realized price prior to hedging ($/boe) (1)	27.45	32.33	62.24
Heavy oil after hedging ($/bbl)(2)	37.15	45.71	80.55
Natural gas after hedging ($/mcf)(2)	2.22	2.74	4.60
Average realized price after hedging ($/boe)(1)(2)	27.43	33.45	62.41

(1)	Inclusive of sulphur revenue.
(2)	Inclusive of the realized gains (losses) from contracts designated as hedges. Foreign exchange swaps and power contracts are excluded from the realized price.

Harvest’s realized prices prior to hedging for light to medium oil generally trend with the Edmonton Light benchmark price. Harvest’s realized prices prior to hedging for heavy oil are a function of both the WCS and Edmonton Light benchmarks due to a portion of our heavy oil volumes being sold based on a discount to the Edmonton Light benchmark. For the years ended December 31 shown in the table above, the period-over-period variances and movements in these realized prices were consistent with the changes in the related benchmarks.

Harvest’s realized prices prior to any hedging activity for natural gas generally trend with the AECO benchmark prices. Realized natural gas prices prior to hedging decreased by 15% for the twelve months ended December 31, 2016 as compared to the same period in 2015. The decrease in the realized price of 15% compared to the 20% decrease in AECO from 2015 is due to prior quarters’ transportation charges previously netted against revenue that are now being presented on a gross basis. For the twelve months ended December 31, 2015, the realized gas price prior to hedging decreased by 46%, while the AECO benchmark decreased by 40% as compared to the same period in 2014. The further decrease in Harvest’s realized natural gas price prior to hedging for the full year 2015 is due to the reclassification of gas transportation costs to gas revenues starting in the fourth quarter of 2014.

Realized natural gas liquids prices decreased by 13% and 51% for the years ended December 31, 2016 and 2015, respectively, as compared to the same periods in the prior year. The decreases are consistent with the decrease in benchmark oil prices.

In order to partially mitigate the risk of fluctuating cash flows due to heavy oil pricing volatility, Harvest will enter into WCS and AECO derivative contracts for a portion of its production. Harvest had WCS derivative contracts in place during the year ended December 31, 2016, resulting in a decrease of $0.04/bbl in Harvest’s realized price of heavy oil. During the years ended December 31, 2015 and 2014, Harvest had WCS and AECO derivative contracts in place. For the year ended December 31, 2015, the WCS hedge increased our heavy oil price by $3.02/bbl and $1.96/bbl in 2014.

Including the impact from the AECO hedges, Harvest’s realized natural gas price for the year ended December 31, 2015 increased by $0.12/mcf and decreased by $0.22/mcf in 2014.

Sales Volumes

	Year Ended December 31
	2016		2015		2014
	Volume	Weighting	Volume	Weighting	Volume	Weighting
Light to medium oil (bbl/d)	5,548	17%	8,768	21%	10,520	23%
Heavy oil (bbl/d)	9,158	29%	11,301	27%	14,893	32%
Natural gas liquids (bbl/d)	3,527	11%	3,956	9%	4,368	10%
Total liquids (bbl/d)	18,233	57%	24,025	57%	29,781	65%
Natural gas (mcf/d)	82,583	43%	106,259	43%	96,265	35%
Total oil equivalent (boe/d)	31,996	100%	41,735	100%	45,825	100%

2016-2015

Total sales volumes were 31,996 boe/d for the year ended December 31, 2016, a decrease of 9,739 boe/d as compared to 2015. The decrease was primarily due to dispositions of certain producing properties during 2015 and 2016, and natural declines which exceeded the volume added from our curtailed drilling program in 2016.

Harvest’s average daily sales of light to medium oil decreased 37% in 2016, as compared to 2015. The decrease was mainly due to the disposition of Harvest’s Saskatchewan properties, natural declines, and reflects a greatly reduced drilling program in 2016.

Heavy oil sales for the year ended December 31, 2016 decreased 19% as compared to 2015 mainly due to dispositions of properties, natural declines, and reflects a greatly reduced drilling program in 2016.

Natural gas sales during the year ended December 31, 2016 decreased 22% as compared to 2015. The decrease was mainly a result of disposition of assets to the Deep Basin Partnership during the fourth quarter of 2015, disposition of properties to third parties, natural declines and a curtailed drilling program in 2016.

Natural gas liquids sales for the year ended December 31, 2016 decreased by 11% from 2015 for reasons consistent with natural gas sales.

2015-2014

Total sales volumes were 41,735 boe/d for the year ended December 31, 2015, a decrease of 4,090 boe/d as compared to 2014. The decrease was primarily due to dispositions of certain non-core producing properties during 2015 and 2014, third party outages that restricted our gas and NGL production in the Deep Basin and West Central Alberta in 2014 and natural declines exceeding the volume additions from our drilling program.

Harvest’s average daily sales of light to medium oil decreased 17% for year ended December 31, 2015, as compared to the same period in 2014. The decreases were due to natural declines and the disposition of non-core properties, partially offset by the results of our 2014/2015 drilling program.

Heavy oil sales for year ended December 31, 2015 decreased by 24%, as compared to 2014 mainly due to non-core asset dispositions in the fourth quarter of 2015 and the third quarter of 2014, and natural declines, partially offset by the results of our 2014/2015 drilling program.

Natural gas sales during the year ended December 31, 2015 increased 10%, as compared to 2014. The increases were mainly a result of Harvest’s 2014/2015 drilling program and the acquisition of Hunt during the first quarter of 2015, partially offset by natural declines and the disposition of assets to the Deep Basin Partnership during the fourth quarter of 2015.

Natural gas liquids sales for the year ended December 31, 2015 decreased by 9% from 2014 due to third party facility constraints, disposition of assets to the Deep Basin Partnership during the fourth quarter of 2015 and natural declines, partially offset by results from Harvest’s 2014/2015 drilling program and the acquisition of Hunt during the first quarter of 2015.

Revenues

	Year Ended December 31
($ millions)	2016	2015	2014
Light to medium oil sales	90.2	158.7	336.6
Heavy oil sales after hedging(1)	124.5	188.6	437.9
Natural gas sales after hedging(1)	67.1	106.3	161.6
Natural gas liquids sales	33.0	42.4	94.9
Other(2)	7.5	14.3	15.0
Petroleum and natural gas sales	322.3	510.3	1,046.0
Royalties	(35.0)	(48.7)	(149.7)
Revenues	287.3	461.6	896.3

(1)	Inclusive of the effective portion of realized gains (losses) from natural gas and crude oil contracts designated as hedges.
(2)	Inclusive of sulphur revenue and miscellaneous income.

Harvest’s revenue is subject to changes in sales volumes, commodity prices, currency exchange rates and hedging activities. For the year ended December 31, 2016, total petroleum and natural gas sales decreased by 37% as compared to 2015, mainly due to the 23% decrease in sales volumes and 18% decrease in realized prices after hedging activities. For the year ended December 31, 2015, total petroleum and natural gas sales decreased by 51% as compared to 2014, mainly due to the 46% decrease in realized prices after hedging activities and the 9% decrease in sales volumes.

Royalties

Harvest pays Crown, freehold and overriding royalties to the owners of mineral rights from which production is generated. These royalties vary for each property and product and Crown royalties are based on various sliding scales dependent on incentives, production volumes and commodity prices. Each province has various incentive programs in place to promote drilling by reducing the overall royalty expense for production and offsetting gathering processing costs. In most cases, the incentive period lasts for a finite period of time, after which point the royalty rate generally increases depending on production rates and the market commodity prices.

For the year ended December 31, 2016, royalties as a percentage of gross revenue averaged 10.9% (2015 – 9.5%, 2014 – 14.3%) . The decrease in royalty rates in 2016 as compared to 2015 is due to lower production, and the disposition of assets with higher royalty rates, offset by increased realized prices. The decrease in royalties as a percentage of gross revenue in 2015 as compared to 2014 is mainly due to lower commodity prices.

Operating and Transportation Expenses

	For the Year Ended December 31
($ millions)	2016	$/boe	2015	$/boe	2014	$/boe
Operating expenses	155.9	13.31	251.5	16.50	330.5	19.76
Transportation and marketing	11.0	0.94	5.2	0.34	17.5	1.05

Operating expenses for the year ended December 31, 2016 decreased by $95.6 million compared to 2015, mainly due to overall lower activity levels, lower power costs, reduced levels of well servicing and repairs and maintenance activity, reductions in labour and the impact of asset dispositions. Additionally, electricity costs were lower in the twelve months of 2016 due to lower Power Pool Rates of $18.24 per megawatt hour (2015 - $33.41 per megawatt hour, 2014 - $49.63 per megawatt hour), which resulted in decreased power and energy costs.

Harvest entered into electricity risk management contracts to reduce the volatility of power and purchased energy costs. See the “Cash Flow Risk Management” section within this item for further discussion of risk management contracts.

Operating expenses for the year ended December 31, 2015 decreased by $79.0 million compared to 2014, mainly attributable to the decrease in the cost of power, reduced levels of well servicing and repairs and maintenance activity, decrease in processing and other fees and the impact of asset dispositions.

Operating expenses on a per boe basis decreased by 19% to $13.31 per boe for the twelve months of 2016 when compared to 2015, mainly due to lower activity levels and spending, partially offset by the lower sales volumes in comparison to fixed operating costs. Operating expenses on a per barrel basis decreased by 16% from 2014 to 2015 primarily due to lower spending and lower power prices, partially offset by lower sales volumes.

Operating Netback(1)

	Year Ended December 31
($/boe)	2016	2015	2014
Petroleum and natural gas sales prior to hedging(2)	27.45	32.33	62.24
Royalties	(2.98)	(3.19)	(8.95)
Operating expenses	(13.31)	(16.50)	(19.76)
Transportation and marketing	(0.94)	(0.34)	(1.05)
Operating netback prior to hedging(1)	10.22	12.30	32.48
Hedging gain (loss)(3)	(0.15)	0.82	0.10
Operating netback after hedging(1)	10.07	13.12	32.58

(1)	This is a non-GAAP measure; please refer to “Non-GAAP Measures” in this annual report.
(2)	Excludes miscellaneous income not related to oil and gas production
(3)	Hedging gain (loss) includes the settlement amounts for natural gas, crude oil, foreign exchange and power contracts.

Harvest’s operating netback represents the net amount realized on a per boe basis after deducting directly related costs. Operating netback prior to hedging for 2016 was $10.22/boe, a decrease of $2.08/boe from 2015 mainly due to lower average realized prices, partially offset by lower operating expenses. Operating netback prior to hedging for the year ended December 31, 2015 was $12.30/boe, a decrease of 62% compared to 2014 mainly due to lower average realized prices, partially offset by lower royalties and operating expense per boe.

General and Administrative (“G&A”) Expense

	Year Ended December 31
	2016	2015	2014
G&A ($ millions)	51.1	57.7	64.8
G&A ($/boe )	4.36	3.79	3.88

For the year ended December 31, 2016, G&A expenses decreased by $6.6 million compared to 2015 primarily due to comparative lower staffing levels, lower bonus and long-term incentive (“LTI”) accruals, and decreases in employee benefit expenses, partially offset by higher severance charges related to staff layoffs completed during the twelve months of 2016. The reduction in capitalized G&A is mainly related to reduced capital spending in 2016. For the year ended December 31, 2015, G&A expenses net of capitalized G&A decreased $7.1 million, while gross G&A expenses decreased $11.0 million. The decrease in the G&A expenses from 2014 was mainly due to lower salaries, benefits, travel, consultants and office rent. The reduction in capitalized G&A is mainly related to reduced capital spending and staffing in 2015. Harvest does not have a stock option program, however there is a long-term incentive program which is a cash settled plan that has been included in the G&A expense.

Depletion, Depreciation and Amortization (“DD&A”)

	Year Ended December 31
	2016	2015	2014
DD&A ($ millions)	289.1	418.1	435.2
DD&A ($/boe)	24.69	27.45	26.02

DD&A expense for the year ended December 31, 2016 decreased by $129.0 million, respectively as compared to the same period in 2015, mainly due to lower sales volumes and the impact of a lower DD&A rate due to impairment charges recorded during fiscal 2015. These decreases were partially offset by a fourth quarter write down of reserves on non-core assets due to the current pricing environment. This write down led to an acceleration of DD&A of $32.2 million in the fourth quarter of 2016.

DD&A expense for the year ended December 31, 2015 decreased by $17.1 million as compared to the prior year, mainly due to lower sales volumes in 2015 as well as impairment of certain assets during the years ended December 31, 2014 and 2015, partially offset by the decrease in reserves at December 31, 2015. DD&A expense for the year ended December 31, 2014 decreased by $94.8 million as compared to the prior year, mainly due to a change in Harvest’s DD&A accounting estimate in the fourth quarter of 2013, combined with lower sales volumes in 2014, partially offset by the decrease in reserves at December 31, 2014.

Onerous Contract

As the result of recent staff reductions, Harvest vacated some floors of its head office lease. This occurrence, in conjunction with the poor sublease market in Calgary resulted in an onerous contract at December 31, 2016. During the twelve months ended 2016, Harvest recognized a provision of $10.7 million. The provision represents the present value of the difference between future lease obligations and the estimated sublease recoveries. The onerous contract provision will be settled in periods up to August 2025. The recording of the provision for onerous contract resulted in a $10.7 million loss on onerous contract, and an impairment of leasehold improvements and furniture and fixtures of $2.8 million.

Impairment of Property, Plant and Equipment

Impairment is recognized when the carrying value of an asset or group of assets exceeds it recoverable amount, defined as the higher of its value in use (“VIU”) or fair value less costs of disposal (“FVLCD”). The Company used a risk adjusted discount rate that varied based on the nature of the assets held in each cash generating unit (“CGU”) to determine the fair value at the measurement date.

During the year ended December 31, 2016, Harvest reviewed and adjusted its Conventional CGUs as a result of the Company’s ongoing divestiture activity and corporate re-organization. CGU’s were aggregated due to similarities in operations, product composition, cash flows and management and monitoring.

As a result of changes in future development plans and lease expirations, exploration and evaluation assets were impaired in the amount of $19.9 million, for the year ended December 31, 2016 (2015 - $22.3 million and $27.5 million).

Subsequent to December 31, 2016 an indicative bid was received from an arm’s length party to purchase certain oil and gas assets in Southern Alberta. The assets included in the bid are in the South Oil and South Gas CGUs. The estimated proceeds, which is the recoverable amount based on the FVLCD (level 2 fair value input) of the assets included in the proposed transaction was estimated at $1.3 million. This triggered an impairment reversal for the year ended December 31, 2016, of $38.8 million to PP&E in Harvest’s Conventional segment, which has been included in Impairment, net of reversal line in the statement of comprehensive loss.

At December 31, 2015 the Company tested all its Upstream CGUs for impairment as a result of decreases in the outlook of future commodity prices compared to those at December 31, 2014 and less than expected operating results. The recoverable amounts were based on the assets’ FVLCD estimated using the net present value of pre-tax cash flows from oil and gas reserves, based on the reserve values estimated by independent reserve evaluators, and the estimated fair value of undeveloped land. A discount rate in the range of 11% - 16.5% was used to determine the recoverable amount of $968.8 million for the CGUs impaired during the year. A 200 basis point increase in the discount rate would result in an additional $60 million of impairment for oil CGUs and $8 million increase in gas CGUs. A 10% decrease in forward commodity prices would result in additional impairment of $193 million for oil CGUs and $32 million for gas CGUs.

In addition, the sale of certain Upstream oil and gas assets in the Willesden Green area closed on February 1, 2016, so these assets were classified as assets held for sale at December 31, 2015. As a result of this classification, the assets were tested for impairment and written down to their recoverable amount of nil.

For the year ended December 31, 2015, Harvest recognized an impairment loss on its Upstream assets of $570.3 million for all except for two out of the sixteen CGUs. This amount includes the impairments discussed above, as well as impairments from the previous quarters. Impairment in the South Oil CGU at March 31, 2015 was triggered by reserves write-downs as a result of a decline in oil prices combined with underperforming assets. Impairments in West Alberta Gas and South Alberta Gas CGUs at June 30, 2015 were triggered by a decline in gas prices while the East Central Oil CGU impairment was triggered by revised estimated capital costs in the Bellshill area. Impairment in the third quarter of 2015 was triggered primarily by a decline in oil prices. The recoverable amounts were determined in the same manner as noted above for December 31, 2015 impairment calculations.

For the year ended December 31, 2014, Harvest recognized an impairment loss of $267.6 million against PP&E relating to the North Alberta light oil (2014 – $131.8 million, 2013 – $nil, 2012 – $nil), East Saskatchewan light oil (2014 – $100.8 million, 2013 – $nil, 2012 – $nil) and South Alberta gas (2014 – $35.0 million, 2013 – $24.1 million, 2012 – $21.8 million) CGUs. Impairment in the oil CGUs was triggered by reserves write-downs as a result of a decline in the short-term oil prices and reduced estimates of recoverable oil from the CGUs. Impairment in the gas CGU in 2014 was triggered by a reserves write-down as a result of lower forecast development activities and a decline in the long-term gas prices. The recoverable amount was based on the assets’ VIU, estimated using the net present value of proved plus probable reserves discounted at a pre-tax rate of 8% for the gas CGU and 10% for oil CGUs.

For the year ended December 31, 2013, Harvest recognized an impairment loss of $24.1 million against PP&E relating to certain gas properties in the South Alberta gas CGU, which was triggered by reserves write-down as a result of lower forecast development activities, a decline in the long-term gas prices and reduced estimates of recoverable NGLs from the CGU. The recoverable amount was based on the assets’ VIU, estimated using the net present value of proved plus probable reserves discounted at a pre-tax rate of 8%.

The impairments discussed above may be reversed, if and when the fair values of the CGUs increase in future periods. Any asset impairment that is reversed is recoverable to its original value less any associated DD&A expense. The results of the impairment tests conducted during the year ended December 31, 2015 are sensitive to changes in any of the key management judgments and estimates inherent in the calculations. These judgments and estimates include revisions in reserves or resources, a change in forecast commodity prices, expected royalty rates, required future development expenditures, and expected future production costs all of which could increase or decrease the recoverable amount of the assets.

Please refer to note 9 of the December 31, 2016 consolidated financial statements under Item 18 of this annual report for further discussion of impairment.

Property Dispositions & Acquisitions

On August 16, 2016 Harvest closed the disposition of some of its oil and gas assets in Southern Alberta for net proceeds of $6.7 million. On June 30, 2016, Harvest closed the disposition of all of its oil and gas assets in Saskatchewan for net proceeds of $61.6 million. Together with other insignificant dispositions of Conventional assets, Harvest recognized a gain of $35.2 million for the year ended December 31, 2016, relating to de-recognition of PP&E, E&E, goodwill and decommissioning and environmental liabilities.

On October 1, 2015 Harvest disposed of certain gas assets to the Deep Basin Partnership in the amount of $57.5 million for partnership units with $2.0 million loss recognized on the disposition. Please see the “Investments in Joint Arrangements” section in this annual report for further discussion with respect to the Deep Basin Partnership and HK MS Partnership.

On May 1, 2015, Harvest closed the sale of certain non-core oil and gas assets in Eastern Alberta for approximately $28.4 million in net proceeds.

On February 27, 2015, Harvest closed the acquisition of Hunt by acquiring all of the issued and outstanding common shares for total consideration of approximately $37.1 million ($34.9 million net). Hunt was a private oil and gas company with operations immediately offsetting Harvest’s lands and production in the Deep Basin area of Alberta. Harvest acquired approximately 15,000 acres of net undeveloped land and production from the assets was approximately 400 boe/d at the time of acquisition. Please refer to note 7 of the December 31, 2015 consolidated financial statements for further discussion.

Together with other insignificant dispositions of Upstream assets made during the fiscal year of 2015, Harvest recognized a loss of $1.7 million for the year ended December 31, 2015, relating to the de-recognition of PP&E, E&E, goodwill and decommissioning and environmental liabilities. As a result of these dispositions, during the year ended 2015, $121.0 million of PP&E was de-recognized.

During the year ended December 31, 2014, Harvest sold certain non-core oil and gas assets in Alberta and Saskatchewan for cash proceeds of $243.0 million. The transactions resulted in a gain of $47.5 million, which is recognized in the consolidated statements of comprehensive loss.

In addition, Harvest also disposed of producing and non-producing assets with a net book value of $81.8 million to the Deep Basin Partnership and $8.4 million of construction assets-in-progress to HKMS in the second quarter of 2014.

During the year ended December 31, 2016, Harvest disposed 43,842 acres of net undeveloped land (2015 – 20,702 acres, 2014 – 20,906 acres).

Capital Asset Additions

	Year Ended December 31
($ millions)	2016	2015	2014
Drilling and completion	4.9	78.0	235.7
Well equipment, pipelines and facilities	10.9	50.0	123.3
Land and undeveloped lease rentals	1.2	1.9	15.1
Geological and geophysical	—	2.9	10.6
Corporate	—	5.6	14.6
Other	2.0	8.1	9.2
Total additions excluding acquisitions	19.0	146.5	408.5

Total capital additions since 2014 have decreased mainly due to reduced capital activity in response to a low commodity price environment.

The following table summarizes the wells drilled in our core growth areas, and the related drilling and completion costs incurred in the period. A well is recorded in the table as having being drilled after it has been rig-released, however related drilling costs may be incurred in a period before a well has been spudded (including survey, lease acquisition and construction costs) and related completion costs may be incurred in a period afterwards, depending on the timing of the completion work.

	Year Ended December 31, 2016
Area	Gross Wells	Net Wells	($ million)
Deep Basin	4.0	1.4	$2.3
Cecil	1.0	1.0	2.2
Other areas	—	—	0.4
Total	5.0	2.4	$4.9

	Year Ended December 31, 2015
Area	Gross	Net	($ millions)
Deep Basin	7.0	3.0	$42.1
Loon	6.0	6.0	20.8
Hay River	9.0	9.0	11.6
Rocky Mountain House	3.0	0.2	0.4
Suffield	1.0	1.0	0.9
Other areas	—	—	2.2
Total	26.0	19.2	$78.0

	Year Ended December 31, 2014
Area	Gross	Net	($ millions)
Deep Basin	15.0	8.3	$67.8
Loon	8.0	7.9	48.8
Hay River	19.0	19.0	34.6
Rocky Mountain House	12.0	3.5	15.7
Cecil	5.0	5.0	11.8
SE Saskatchewan	9.0	9.0	10.9
Heavy Oil	19.0	18.4	17.5
Suffield	7.0	7.0	10.6
Other areas	6.0	4.1	18.0
Total	100.0	82.2	$235.7

2016

The primary areas of focus for Harvest’s Conventional 2016 drilling program were as follows:

•	Cecil - drilled a horizontal well targeting light oil in the Charlie Lake formation.
•	Deep Basin - participated in four partner-operated horizontal multi-stage fractured well (1.4 net) to develop the liquids- rich Falher gas formation.

Harvest’s net undeveloped land additions of 15,513 acres during the year ended December 31, 2016 (2015 – 42,988 acres; 2014 – 105,818 acres) were primarily in our core growth areas.

Please refer to Item 4D “Property, Plant and Equipment – Material Properties” for further discussion of Harvest’s capital activities in 2016 by material properties.

2015

The primary areas of focus for Harvest’s Upstream 2015 drilling program were as follows:

•	Deep Basin – drilled or participated in 7 rig-released horizontal multi-stage fractured wells to develop the liquids-rich Falher and Montney gas formations;
•

Red Earth – drilled 6 wells at Loon Lake targeting light oil in the Slave Point formation. All the wells were drilled from one surface location to reduce per well costs. With this approach all surface holes are drilled, followed by the main holes, and then the wells are completed and equipped for production;

•	Hay River – drilled 7 producing oil and 2 water injection wells, pursuing slightly heavy (low 20 degree API) gravity oil in the Bluesky formation using multi-leg horizontal oil wells;
•	West Central Alberta –participated in 3 wells in the Wilson Creek field with recent efforts targeting the Glauconite formation; and
•	Suffield – drilled and abandoned one vertical test well.

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

Decommissioning Liabilities

Harvest’s Upstream decommissioning liabilities at December 31, 2016 were $615.4 million (2015 – $796.6 million, 2014 – $752.0 million) for future remediation, abandonment, and reclamation of Harvest’s oil and gas properties. The decrease in balance as at December 31, 2016 is mainly due disposition of properties and revisions to the estimate as a result of changes in the Bank of Canada long term interest rates, and cost estimates. The $44.6 million net increase in the liability from December 31, 2014 to 2015 is mainly a result of the changes in estimated costs and timing, partially offset by disposals of properties discussed in the “Property Dispositions & Acquisitions” section above. The total of the decommissioning liabilities are based on management’s best estimate of costs to remediate, reclaim, and abandon wells and facilities. The costs will be incurred over the operating lives of the assets with the majority being at or after the end of reserve life. Please see note 17 of the audited annual consolidated financial statements under Item 18 of this annual report for further discussion of decommissioning liabilities. The total of our decommissioning liabilities are based on management’s best estimate of costs to remediate, reclaim, and abandon our wells and facilities. The costs will be incurred over the operating lives of the assets with the majority being at or after the end of reserve life. Please refer to Item 5F “Tabular Disclosure of Contractual Obligations” for the payments due for each of the next five years and thereafter in respect of our decommissioning liabilities.

Goodwill

Goodwill is recorded when the purchase price of an acquired business exceeds the fair value of the net identifiable assets and liabilities of that acquired business. At December 31, 2016, Harvest had $100.3 million (2015 – $149.0 million, 2014 – $353.1 million) of goodwill on the balance sheet related to the Conventional segment, a decrease of $48.7 million (2015 – $204.1 million) of which $11.7 million (2015 – $9.1 million) resulted from dispositions of certain oil and gas properties (see the “Property Dispositions” section above) and impairment of $37.0 million was recorded in the fourth quarter of 2016 (2015 – $195.0 million). The goodwill balance is assessed annually for impairment or more frequently if events or changes in circumstances occur that would reasonably be expected to reduce the fair value of the acquired business to a level below its carrying amount. In assessing whether goodwill has been impaired, the carrying amount of the Conventional operating segment (including goodwill) is compared with the recoverable amount of the Conventional operating segment. The estimated recoverable amount of the Conventional segment was determined based on its FVLCD.

Market participants generally apply the market multiple enterprise value per barrel of proved and probable reserves (“EV/2P”) when estimating the fair value of an oil and gas company. As such, Harvest determined the fair value of its Conventional segment by applying the observed EV/2P multiple of comparable public companies to its proved and probable reserves (Level 2 fair value input). Harvest’s proved and probable reserves were estimated by an independent qualified reserves evaluator and are subject to significant judgment. At December 31, 2016, the EV/2P multiples ranged from $5.60 to $17.61 per barrel of proved and probable reserves for a group of comparable companies of similar size, operating metrics and production profile. Harvest used an average EV/2P multiple of $6.00 per barrel of proved and probable reserves when determining the implied fair value of Harvest’s Conventional segment. As at December 31, 2016, the carrying value exceeded the recoverable amount by $37.0 million, as such, goodwill impairment was recorded.

For the year ended December 31, 2015, the EV/2P multiples ranged from $5.90 to $ 10.30 per barrel of proved and probable reserves for a group of comparable companies of similar size and production profile, and Harvest used an average EV/2P multiple of $7.50 per barrel of proved and probable reserves when determining the implied fair value of Harvest’s Conventional segment. As at December 31, 2015, the carrying amount exceeded the recoverable amount of the Conventional segment resulting in an impairment of $195 million (2014 – $nil).

Investments in Joint Arrangements

On April 23, 2014, Harvest entered into the DBP and HK MSP joint ventures with KERR, where Harvest contributed selected assets with upside development potential and KERR contributed cash for both infrastructure and development capital. These unique partnerships allow Harvest to grow its core business region while conserving capital. The principal place of operations for both DBP and HK MSP is in Canada.

Deep Basin Partnership

DBP was established for the purposes of exploring, developing and producing from certain oil and gas properties in the Deep Basin area in Northwest Alberta. On April 23, 2014, Harvest contributed certain producing and non-producing properties to DBP in exchange for 467,386,000 of common partnership units (82.32% ownership interest), while KERR contributed $100.4 million for 100,368,000 preferred partnership units (17.68% ownership interest). On August 29, 2014, KERR contributed an additional $32.9 million to the DBP for an additional 32,913,506 preferred partnership units increasing KERR’s ownership interest to 22.19% and diluting Harvest’s ownership interest to 77.81% . During 2015, Harvest contributed cash and certain non-financial assets to the DBP in exchange for 128,195,234 common partnership units, increasing Harvest’s ownership interest to 81.71% and diluting KERR’s ownership interest to 18.29% . During 2016, Harvest contributed cash and certain non-financial assets to the DBP in exchange for 25,187,726 common partnership units, increasing Harvest’s ownership interest to 82.32% and diluting KERR’s ownership interest to 17.68% . As at December 31, 2016, Harvest had 620,768,960 common partnership units.

Amounts contributed by KERR were spent by the DBP to purchase land, drill and develop partnership properties in the Deep Basin area. As the initial funding from KERR is consumed and additional funds are required to fund the development program, each partner is entitled to participate in and fund the additional work programs, however to the extent only one partner funds, its partnership interest will be increased and the other partner’s interest will be diluted proportionately. Harvest will be obligated to fund the balance of the program to the extent of its share of partnership distributions received. At December 31, 2016, Harvest received a total of $6.0 million (2015 - $4.3 million, 2014 - $2.3 million) in distributions from the DBP.

The preferred partnership units issued to KERR at inception provides certain preference rights, including a put option right exercisable after 10.5 years, whereby KERR could cause DBP to redeem all its preferred partnership units for consideration equal to its initial contribution plus a specified internal rate of return. If DBP does not have sufficient funds to complete the redemption obligation and after making efforts to secure funding, whether via issuing new equity, entering into a financing arrangement or selling assets, the partnership can cash-call Harvest to meet such obligation (the “top-up obligation”). This top-up obligation is accounted for by Harvest at fair value through profit and loss and is estimated using a probabilistic model of the estimated future cash flows of the DBP (level 3 fair value inputs). The cash flow forecast is based on management’s internal assumptions of the volumes, commodity prices (below), royalties, operating costs and capital expenditures specific to the DBP. As at December 31, 2016, the fair value of the top-up obligation was estimated at $6.7 million (2015 - $2.0 million, 2014 - $nil). Once KERR achieves the minimum after-tax internal rate of return on its investment, Harvest is entitled to increased return on its investment.

Harvest derives its income or loss from its investment in the DBP based upon Harvest’s share in the change of the net assets of the joint venture. Harvest’s share of the change in the net assets does not directly correspond to its ownership interest because of contractual preference rights to KERR and changes based on contributions made by either party during the year. For year ended 2016, Harvest recognized a loss of $43.8 million (2015 - $97.3 million, 2014 –$4.7 million) from its investment in the DBP and HK MSP joint venture. Harvest’s ownership of DBP was the following:

	As at December 31,
	2016	2015
Harvest's ownership interest	82.32%	81.71%
KERR's ownership interest	17.68%	18.29%
Total	100.00%	100.00%

Below is an overview of operational and financial highlights of these investments for the years ended December 31, 2016, 2015 and 2014. Unless otherwise noted the following discussion relates to 100% of the joint venture results and not based on Harvest ownership share.

	Year Ended December 31
	2016	2015	2014(1)
Natural gas (mcf/d)	27,375	19,135	6,747
Natural gas liquids (bbl/d)	1,238	936	394
Light to medium oil (bbl/d)	2	1	2
Total (boe/d)	5,802	4,126	1,520
Harvest's share	4,762	3,300	1,183

(1)	2014 year ended period from April 23, 2014 to December 31, 2014

Sales volumes for the year ended December 31, 2016 increased by 1,676 boe/d, as compared to 2015. The increase was due to new wells being brought online and additional assets contributed on October 1, 2015 by Harvest, partially offset by production curtailments due to third party transportation restrictions.

Sales volumes for the year ended December 31, 2015 increased by 2,606 boe/d, as compared to the same periods in 2014. The increase was primarily due to new wells being brought online through the HKMS natural gas processing plant that commenced operations in early 2015 and additional assets contributed on October 1, 2015 by Harvest, partially offset by production curtailments due to third party restrictions.

	Year Ended December 31
	2016	2015	2014(2)
Revenues	37.2	30.2	9.9
Operating expenses and Other	(34.8)	(27.9)	(3.8)
Depletion, depreciation and amortization	(40.7)	(43.9)	(9.0)
Finance costs	(2.8)	(2.7)	(1.7)
Impairment	(1.4)	(59.8)	-
Loss on disposition of assets	(9.8)	-	-
Net loss(1)	(52.3)	(104.1)	(4.6)

(1)	Balances represent 100% share of DBP.
(2)	2014 year ended period from April 23, 2014 to December 31, 2014

The higher sales revenues in 2016 reflect a reclassification of transportation and marketing costs previously netted against revenue, as well as higher sales volumes, which was partially offset by lower commodity prices compared to 2015.

The higher sales revenues in the year ended 2015 reflect the higher volumes, partially offset by lower commodity prices, and lower royalties compared to the period of April 23, 2014 to December 31, 2014.

Operating expenses and other expenses for 2016 were $16.40 per boe, a decrease of $2.12 per boe from 2015. The decrease from 2015 was mainly due to the higher sales volume being processed through the HKMS natural gas processing plant resulting in lower operating expense on a boe basis.

Operating expenses and other expenses for the year ended 2015 were $18.53/boe, an increase of $8.61/boe from the same period in 2014. The increases from 2014 were mainly due to the requirement to make the minimum monthly capital fee payments to the HK MS Partnership under the Gas Processing Agreement between the DBP and HKMS.

Depletion for the year ended December 31, 2016 was $19.18 per boe. The decreases from 2015 was mainly due to the impact of an impairment charge recorded during the fourth quarter of 2015 and additional proved reserves recognized in the fourth quarter of 2015.

Depletion for the year ended December 31, 2015 was $29.15/boe (2014 – $23.49/boe) . The increases from 2014 were mainly due to substantial capital spent combined with an increase in volumes, partially offset by proved reserve additions recognized in the fourth quarter of 2015.

During the year ended December 31, 2016, the DBP recognized an impairment loss of $1.4 million relating to a final statement of adjustments for a corporate acquisition completed in the fourth quarter of 2015. As the partnerships property, plant and equipment (PP&E) assets were impaired as at December 31, 2015 the additions to PP&E as a result of the statement of adjustment were flowed through as an expense in the first quarter of 2016.

	Year Ended December 31
	2016	2015	2014(2)
Drilling and completion	17.4	64.6	88.7
Well equipment, pipelines and facilities	6.4	23.4	17.4
Total (1)	23.8	88.0	106.1

(1)	Balances represent 100% share of DBP.
(2)	2014 year ended period from April 23, 2014 to December 31, 2014

Capital asset additions were $23.8 million in 2016, mainly related to drilling, completion and tie-in of 4 gross (3.5 net) wells.

During the year ended December 31, 2015 the DBP drilled 7 gross and 6.27 net wells in the Deep Basin (2014 – 9 gross and 9 net wells), targeting the Cadotte, Cardium, Dunvegan, Falher, Halfway and Montney locations. All wells were horizontal, multistage fracture stimulated wells targeting liquids rich gas. Production from these wells was processed through the new HKMS gas plant that was completed in early 2015.

On January 15, 2016 the DBP closed an asset exchange whereby the carrying value of assets given up exceeded the fair value of assets received based on the booked reserves associated with the properties exchanged. This transaction resulted in a loss on disposition of PP&E of $9.8 million.

HK MS Partnership

HK MS Partnership was formed for the purposes of constructing and operating a gas processing facility, which is primarily used to process the gas produced from the properties owned by the Deep Basin Partnership. A gas processing agreement was entered by the two partnerships. or the HK MS Partnership, KERR initially contributed $22.6 million on April 23, 2014 for 22,632,000 partnership units, which represented 34.82% of the outstanding partnership units. On August 29, 2014, KERR contributed an additional $7.4 million to HK MSP for an additional 7,421,673 partnership units increasing KERR’s ownership interest to 46.24% . During 2015, Harvest contributed cash to HK MSP in exchange for 34,938,130 common partnership units, increasing Harvest’s ownership interest to 69.93% and diluting KERR’s ownership interest to 30.07% . Harvest accounts for HK MSP using the equity method of accounting. During 2016, Harvest contributed cash to the Partnership in exchange for 999,555 common partnership units, increasing Harvest’s ownership interest to 70.23% and diluting KERR’s ownership interest to 29.77% . As at December 31, 2016, Harvest had 70,884,011 partnership units. As Harvest provides such funding, its partnership interest will be increased and KERR’s interest will be diluted proportionately. On the earlier of 10.5 years after the formation of HK MSP or when KERR achieves a specified internal rate of return, Harvest will have the right but not the obligation to purchase all of KERR’s interest in HK MS Partnership for nominal consideration. As at December 31, 2016, $74.6 million (2015 - $73.6 million, 2014 - $26.7 million) of contribution has been made by Harvest to the HK MSP and represents a 70.23% ownership interest. Harvest’s ownership of HKMS was the following:

	As at December 31,
	2016	2015
Harvest's ownership interest	70.23%	69.93%
KERR's ownership interest	29.77%	30.07%
Total	100%	100%

Below is an overview of operational and financial highlights of these investments for the years ended December 31, 2016, 2015 and 2014. Unless otherwise noted the following discussion relates to 100% of the joint venture results and not based on Harvest’s ownership share.

	Year Ended December 31
	2016	2015	2014
Revenues	24.6	19.8	—
Operating expenses and Other	(1.5)	(1.5)	(0.1)
Depreciation and amortization	(3.5)	(3.1)	—
Finance costs	(19.6)	(15.0)	—
Net loss(1)	—	0.2	(0.1)

(1)	Balances represent 100% share of HKMS.

The Gas Processing Agreement between the HK MSP and DBP ensures that HK MSP receives an 18% internal rate of return on capital deployed over the term of the contract. In order to guarantee this return, DBP is required to provide HK MSP with a minimum monthly capital fee that is currently $1.9 million a month. This capital fee is accounted for as revenue for HK MSP and an operating expense for the DBP. In addition HK MSP also generates revenue from charging an operating fee to recover operating expenses incurred. For the year ended December 31, 2016 the partnership generated revenues of $24.6 million (2015 – $19.8 million, 2014 – $nil).

As discussed above, operating expenses of the facility are recovered through charging an operating fee to the producers. For the year ended December 31, 2016 HK MSP operating expense was $1.5 million (2015 – $1.5 million, 2014 – $0.1 million).

Depreciation has been calculated on a straight-line basis over a 30 year useful life. Based on the capital expenditures incurred to date, the depreciation on a monthly basis is approximately $0.3 million per month. For the year ended December 31, 2016 HK MSP depreciation expense was $3.5 million (2015 – $3.1 million, 2014 – $nil).

Finance costs mainly represent an accounting charge resulting from the Partner’s contributions being classified as liabilities, as a result of the Gas Processing Agreement guaranteed returns. The finance costs represent the 18% rate of return on the partner’s contributions. For the year ended December 31, 2016 the partnership finance costs was $19.6 million (2015 – $15.0 million, 2014 – $nil).

See note 12 of the December 31, 2016 audited consolidated financial statements under Item 18 of this annual report for discussion of the accounting implications of these joint arrangements.

BLACKGOLD OIL SANDS

Operating Results

	Year Ended December 31
	2016	2015
Expenses
Pre-operating	10.7	14.1
General and administrative	2.2	3.1
Depreciation and amortization	0.6	0.5
Impairment of property, plant and equipment	—	491.0
Operating loss(1)	(13.5)	(508.7)

(1)	This is a non-GAAP measure; please refer to “Non-GAAP Measures”.

As the CPF was substantially completed during the first quarter of 2015, all expenditures related to BlackGold in previous years was capital in nature. For the year ended December 31, 2016 Harvest recognized an operating loss of $13.5 million (2015 – $508.7 million), mainly due labour, power, maintenance and general and administrative expenses. In 2015, the loss was mainly due to an impairment expenses of $491.0 million combined with labour, power, maintenance and general and administrative expenses.

During the year ended December 31, 2016, the BlackGold segment recognized impairment expense of $nil (2015 – $491.0 million) against its PP&E respectively. In 2015, the impairment was triggered primarily by a decline in oil prices and delay in the first steam. The recoverable amount was estimated using the assets’ value in use (“VIU”), estimated using the net present value of proved, probable and possible reserves discounted at a pre-tax rate of 12% for proved plus probable reserves and 15% for possible reserves. Please refer to note 9 of the December 31, 2016 consolidated financial statements under Item 18 of this annual report for further discussion.

The impairments discussed above may be reversed, if and when the fair values of the CGU increase in future periods. Any asset impairment that is reversed is recoverable to its original value less any associated DD&A expense. The results of the impairment tests conducted during the year ended December 31, 2016 are sensitive to changes in any of the key management judgments and estimates inherent in the calculations. These judgments and estimates include revisions in reserves or resources, a change in forecast commodity prices, expected royalty rates, required future development expenditures, and expected future production costs all of which could increase or decrease the recoverable amount of the assets.

Capital Asset Additions

	Year Ended December 31
($ millions)	2016	2015	2014
Well equipment, pipelines and facilities	0.1	44.4	198.8
Pre-operating costs	—	6.8	32.2
Drilling and completion	—	0.4	6.3
Capitalized borrowing costs and other	1.8	14.4	46.2
Total BlackGold additions	1.9	66.0	283.5

The minimal capital spending during 2016 reflects a halt in the Oil Sands activity since 2015. During 2015, Harvest focused on the construction of the CPF and spent $44.4 million (2014 - $198.8 million) on the related well equipment, pipelines and facilities. Capital additions have decreased since 2014 as work has been performed at a measured pace due to liquidity and the economic environment.

Oil Sands Project Development

Harvest has been developing its Oil Sands CPF under the engineering, procurement and construction (“EPC”) contract. Initial drilling of 30 SAGD wells (15 well pairs) was completed by the end of 2012 and the majority of the well completion activities were completed by the end of 2014. More SAGD wells will be drilled in the future to compensate for the natural decline in production of the initial well pairs and maintain the Phase 1 production capacity of 10,000 bbl/d. During the first quarter of 2015 construction had been substantially completed, including the building of the CPF plant site, well pads, and connecting pipelines. Several systems have since been commissioned and others will be progressed slowly within a limited budget. The decision to complete commissioning of the CPF and commence steam injection depends on a number of factors including the bitumen price environment.

Harvest has recorded net $1,082.5 million of costs on the entire project since acquiring the Oil Sands assets in 2010. This $1,082.5 million includes certain Phase 2 pre-investment which is expected to improve the capital efficiency over the project lifecycle. Under the EPC contract, $94.9 million of the EPC costs will be paid in equal installments, without interest, over 10 years. Payments commenced during the second quarter of 2015 with two payments made on April 30, 2015. Harvest withheld the third deferred payment due April 30, 2016 as it is in process of conducting a comprehensive audit of costs and expenses incurred by the Contractor in connection with the work. The liability is considered a financial liability and is initially recorded at fair value, which is estimated as the present value of all future cash payments discounted using the prevailing market rate of interest for similar instruments. As at December 31, 2016, Harvest recognized a liability of $67.2 million (2015 - $62.0 million) using a discount rate of 4.5% (2015 – 5.5%) .

As Harvest uses the unit of production method for depletion and the BlackGold assets currently have no production, no depletion on the Oil Sands property, plant and equipment has been recorded. Minor depreciation has been recorded during the twelve months ended December 31, 2016 and 2015 on administrative assets.

The BlackGold project faces similar cost and schedule pressures as other oil sand projects. Please refer to Item 3D “Risk Factors” for further discussion of risks related to the BlackGold project.

Decommissioning Liabilities

Harvest’s BlackGold decommissioning liabilities at December 31, 2016 were $48.6 million (2015 - $50.1 million) relating to the future remediation, abandonment, and reclamation of the SAGD wells and central processing facilities. The decrease in this balance as at December 31, 2016 is mainly due to revisions to the estimate as a result of changes in the Bank of Canada long term interest rates. Please see note 17 of the audited annual consolidated financial statements under Item 18 of this annual report for further discussion of decommissioning liabilities. The total of our decommissioning liabilities are based on management’s best estimate of costs to remediate, reclaim, and abandon our wells and facilities. The costs will be incurred over the operating lives of the assets with the majority being at or after the end of reserve life. Please refer to the “Contractual Obligations and Commitments” under Item 5F for the payments due for each of the next five years and thereafter in respect of our decommissioning liabilities.

DISCONTINUED OPERATIONS
DOWNSTREAM

The Downstream financial and operating results discussed below and elsewhere in the annual report for the year 2014 represents the period from January 1, 2014 to November 13, 2014, as the Downstream segment was disposed of on November 13, 2014.

Harvest recorded an additional loss of $15.5 million related to the disposal of the Downstream segment during the year ended December 31, 2015, which has been included in the net loss from discontinued operations (2014 - $56.6 million). The loss recorded in 2015 primarily relates to certain post-closing working capital adjustments.

Summary of Financial and Operational Results

(in $ millions except where noted)	Year Ended December 31, 2014
FINANCIAL
Refined products sales(1)	3,432.1
Purchased products for processing and resale(1)	3,250.0
Gross margin(2)	182.1

Expenses
Operating	107.4
Power and purchased energy	102.4
Marketing	6.0
General and administrative	0.5
Depreciation and amortization	12.8
Gain on dispositions of PP&E	(0.2)
Impairment of property, plant and equipment	179.3
Operating loss(2)	(226.1)

Capital asset additions	27.8

OPERATING
Feedstock volume (bbl/d)(3)	86,520

Yield (% of throughput volume)(4)
Gasoline and related products	32%
Ultra low sulphur diesel and jet fuel	37%
High sulphur fuel oil	28%
Total	97%

Average refining gross margin (US$/bbl)(5)	4.43

(1)

Refined product sales and purchased products for processing and resale are net of intra-segment sales of $491.1 million in 2014, reflecting the refined products produced by the refinery and sold by the marketing division.

(2)	These are non-GAAP measures; please refer to “Non-GAAP Measures” in this annual report.
(3)	Barrels per day are calculated using total barrels of crude oil feedstock and vacuum gas oil.
(4)	Based on production volumes after adjusting for changes in inventory held for resale.
(5)	Average refining gross margin is calculated based on per barrel of feedstock throughput.

Refining Benchmark Prices

Year Ended December 31, 2014
WTI crude oil (US$/bbl)	93.00
Brent crude oil (US$/bbl)	99.48
Argus sour crude index (“ASCI”) (US$/bbl)	92.37
Brent – WTI differential (US$/bbl)	6.48
Brent – ASCI differential (US$/bbl)	7.11
Refined product prices
RBOB (US$/bbl)	110.70
Heating Oil (US$/bbl)	117.15
High Sulphur Fuel Oil (US$/bbl)	84.04
U.S. / Canadian dollar exchange rate	0.905

Summary of Gross Margin

	Year Ended December 31, 2014
		Volumes
(in $ millions except where noted)		(million bbls)	(US$/bbl)
Refinery
Sales
Gasoline products	1,111.7	9.1	110.69
Distillates	1,442.8	11.0	119.08
High sulphur fuel oil	633.5	6.8	84.32
Other(1)	126.2	1.1	100.91
Total sales	3,314.2	28.0	107.18
Feedstock (2)
Crude oil	2,885.8	27.0	96.90
Vacuum Gas Oil (“VGO”)	55.1	0.5	105.05
Total feedstock	2,940.9	27.5	97.04
Other(3)	239.0
Total feedstock and other costs	3,179.9
Refinery gross margin(4)	134.3		4.43

Marketing
Sales	609.0
Cost of products sold	561.2
Marketing gross margin(4)	47.8

Total gross margin(4)	182.1

(1)	Includes sales of vacuum gas oil and hydrocracker bottoms.
(2)	Cost of feedstock includes all costs of transporting the crude oil to the refinery in Newfoundland.
(3)	Includes inventory adjustments, additives and blendstocks and purchase of product for local sales.
(4)	This is a non-GAAP measure; please refer to “Non-GAAP Measures” in this annual report.

	Year Ended December 31, 2014
	Refinery	Benchmark(1)		Difference
Gasoline products (US$/bbl)	13.65	11.22	(2)	2.43
Distillates (US$/bbl)	22.04	17.67	(2)	4.37
High Sulphur Fuel Oil (US$/bbl)	(12.72)	(15.44	)(3)	2.72

(1)	Benchmark product crack is relative to Brent crude oil.
(2)	RBOB benchmark market price sourced from Platts.
(3)	High Sulphur Fuel Oil benchmark market price sourced from Platts. Our high sulphur fuel oil normally contains a higher sulphur content than the 3% content reflected in the benchmark price.

Downstream’s product crack spreads are different from the above noted benchmarks due to several factors, including the timing of actual sales and feedstock purchases differing from the calendar month benchmarks, transportation costs, sour crude differentials, quality differentials and variability in the throughput volume over a given period of time. The refinery sales also include products for which market prices are not reflected in the benchmarks. Downstream’s crack spreads for gasoline products and distillates in the above tables include the actual cost of renewable identification numbers (“RIN”) that are necessary to meet blending requirements for RBOB gasoline and ultra-low sulphur diesel (“ULSD”) in the US market as mandated by the US government. Our average RINs cost for the 2014 year to date was approximately US$2.00/bbl for RBOB gasoline and US$2.10/bbl for ULSD products.

The overall gross margin is also impacted by the purchasing of blendstocks to meet summer gasolines specifications, additives to meet product specifications, the build of unfinished saleable products which are recorded at a value lower than cost, and inventory write-downs and reversals. These costs are included in “other costs” in the Summary of Gross Margin Table above.

Operating Expenses

	Year Ended December 31, 2014
($ millions)	Refining	Marketing	Total
Operating cost	88.5	18.9	107.4
Power and purchased energy	102.4	–	102.4
	190.9	18.9	209.8
($/bbl of feedstock throughput)
Operating cost	3.23	–	–
Power and purchased energy	3.73	–	–
	6.96	–	–

Capital Asset Additions

Capital asset additions for the year ended December 31, 2014 totaled $27.8 million, which related to various capital projects. The capital additions were lowest in 2014 due to the minimal capital spending prior to the sale of the Downstream segment.

Depreciation and Amortization Expense

($ millions)	Year Ended December 31, 2014
Refining	10.3
Marketing	2.5
Total depreciation and amortization	12.8

The process units were amortized over an average useful life of 20 to 35 years and turnaround costs are amortized to the next scheduled turnaround.

Currency Exchange

As Downstream operations’ functional currency was denominated in U.S. dollars, the strengthening (weakening) of the U.S. dollar resulted in unrealized currency exchange gains (losses) from its decommissioning liabilities, pension obligations, accounts payable and other balances that are denominated in Canadian dollars. The U.S. dollar also strengthened at December 31, 2014 as compared to December 31, 2013 resulting in an unrealized foreign exchange gain of $21.6 million.

The cumulative translation adjustment in other comprehensive income represents the translation of the Downstream operations’ U.S. dollar functional currency financial statements to Canadian dollars. During the year ended December 31, 2014, Downstream incurred a net cumulative translation loss of $9.9 million, reflecting the changes in the Canadian dollar relative to the U.S. dollar on Harvest’s net investment in the Downstream segment at December 31, 2014 compared to December 31, 2013.

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

The purchase and sale agreement to sell the Downstream segment triggered an impairment and onerous contract assessment during the third quarter of 2014. As a result of this assessment an onerous contract provision was recorded in the third quarter of 2014. Downstream recorded a $179.3 million impairment loss for the year ended December 31, 2014 of the Downstream segment relating to the PP&E to reflect a recoverable amount of $nil at December 31, 2014. This amount has been included in the operating loss from discontinued operations. Also see note 8, Discontinued Operations of the December 31, 2016 audited consolidated financial statements under Item 18 of this annual report.

Upon the disposal of the Downstream segment, a $44.1 million cumulative foreign translation adjustment loss was reclassified from accumulated other comprehensive income to the loss on disposal of the Downstream segment. Harvest recognized a loss on disposal of the Downstream segment of $56.6 million during the fourth quarter and year ended December 31, 2014.

As it was no longer probable for Downstream to utilize the deferred tax assets of $92.1 million, it was written down to $nil during the third quarter of 2014. Harvest also completed a strategic tax planning transaction during the third quarter of 2014, which resulted in an increase of deferred tax assets in the amount of $247.6 million. See note 8, Discontinued Operations of the December 31, 2016 audited consolidated financial statements under Item 18 of this annual report.

CORPORATE

Cash Flow Risk Management

The Corporation at times enters into natural gas, crude oil, electricity and foreign exchange contracts to reduce the volatility of cash flows from some of its forecast sales and purchases, and when allowable, will designate these contracts as cash flow hedges. The following is a summary of Harvest’s risk management contracts outstanding at December 31, 2016.

Contracts Not Designated as Hedges

				Fair Value of
Contract Quantity	Type of Contract	Term/Expiry	Contract Price	asset
US$373 million	Foreign exchange swap	January 2017	$1.34 Cdn/US	1.1
				$1.1

Harvest has entered into U.S. dollar currency swap transactions related to LIBOR borrowings, which results in a reduction of interest expense paid on Harvest’s borrowings related to its credit facility. As a result of these transactions, Harvest’s effective interest rate for borrowings under the Credit Facility for the year ended December 31, 2016 was 1.6% (2015 – 2.0%, 2014 – 3.4%) . There were no risk management contracts outstanding at December 31, 2015.

The following is a summary of Harvest’s realized and unrealized (gains) losses on derivative contracts for years ending December 31:

($ millions)	Year Ended December 31, 2016
Realized (gains) losses recognized in:	Power	Crude Oil	Currency	Top-up Obligation	Total
Revenues	—	0.1	—	—	0.1
Derivative				—
(gains) losses	1.6	—	—	—	1.6
Unrealized (gains) losses recognized in:
OCI, before tax	—	0.1	—	—	0.1
Derivative	.
(gains) losses	—	—	(1.1)	4.7	3.6

($ millions)	Year Ended December 31, 2015
Realized (gains) losses recognized in:	Power	Crude Oil	Currency	Natural Gas	Top-up Obligation	Total
Revenues	—	(12.5)	—	(4.5)	—	(17.0)
Derivative					—
(gains) losses	4.2	—	0.2	—	—	4.4

Unrealized (gains) losses recognized in:
OCI, before tax	—	(12.5)	—	(2.6)	—	(15.1)
Derivative
(gains) losses	(1.2)	—	—	—	2.0	0.8

($ millions)	Year Ended December 31, 2014
Realized (gains) losses recognized in:	Power	Crude Oil	Currency	Natural Gas	Total
Revenues	—	(10.7)	—	7.7	(3.0)
Derivative
(gains) losses	1.6	—	(0.2)	—	1.4

Unrealized (gains) losses recognized in:
OCI, before tax	—	(10.6)	—	5.9	(4.7)
Derivative
(gains) losses	0.7	—	—	—	0.7

Financing Costs

	Year Ended December 31
($ millions)	2016	2015	2014
Credit facility(1)	17.7	27.4	25.0
6⅞% senior notes	37.4	46.9	40.3
2⅛% senior notes(1)	23.7	22.8	19.6
2⅓ % senior notes(1)	3.8	—	—
Related party loans	39.9	27.6	20.2
Amortization of deferred finance charges and other	3.1	2.0	1.6
Interest and other financing charges(2)	125.6	126.7	106.7
Accretion of decommission and environmental remediation liabilities	16.7	18.5	22.0
Accretion of long-term liability	3.1	2.6	—
Less: capitalized interest	—	(9.7)	(33.4)
Total finance costs(2)	145.4	138.1	95.3

(1)	Includes guarantee fee to KNOC.
(2)	Excludes discontinued operations of Downstream segment.

Finance costs on the credit facility during the year ended December 31, 2016 decreased from 2015, mainly due to a lower effective interest rate. The finance costs on the credit facility have declined from the year ended December 31, 2015 to 2014, mainly due to a lower effective interest rate, partially offset by the impact of a greater amount of drawn amounts during 2015. See note 13 and 21 of the December 31, 2016 audited consolidated financial statements under Item 18 of this annual report.

Interest on the 6⅞% Senior Notes in 2016 has decreased from 2015 mainly due to the partial exchange of the 6⅞% Senior Notes in June 2016, resulting in finance costs for the 2⅓ % Senior Note in 2016. The finance costs on the 2⅛% Senior Notes and 6⅞% Senior Notes have increased from 2014 to 2015 due to changes in foreign exchange as the notes are U.S. dollar denominated.

Interest expense on related party loans increased due to additional drawings on a loan received from KNOC in 2016. See note 14 – Long-Term Debt and note 25 – Related Party Transactions of the December 31, 2016 audited consolidated financial statements under Item 18 of this annual report. The finance costs on related party loans has increased from 2014 to 2015 due to the additional borrowings made and because of the weakening Canadian dollar from 2014 to 2015. See discussion in the “Related Party Transactions” section of this annual report.

Capitalized interest relates to amounts borrowed to fund the capital expenditures of BlackGold. The decrease in capitalized interest for the year ended December 31, 2015 is due to the BlackGold Central processing facility being substantially completed in the first quarter of 2015 and all direct and indirect borrowing costs during the remainder of 2015 and 2016 were expensed. During the year ended December 31, 2015, interest expense of $9.7 million (2014 - $33.4 million) was capitalized to BlackGold.

Please refer to note 16(c) of the audited annual consolidated financial statements under Item 18 for sensitivity analysis on Harvest’s exposure to interest rates.

Currency Exchange

	Year Ended December 31
($ millions)	2016	2015	2014
Realized (gains) losses on foreign exchange(1)	(16.1)	2.2	1.5
Unrealized (gains) losses on foreign exchange(1)	(23.8)	308.3	124.9
	(39.9)	310.5	126.4

(1)	Excludes discontinued operations of the Downstream segment.

Currency exchange gains and losses are attributed to the changes in the value of the Canadian dollar relative to the U.S. dollar on the U.S. dollar denominated 6⅞%, 2⅓ % senior notes and 2⅛% senior notes, the ANKOR and KNOC related party loans and on any U.S. dollar denominated monetary assets or liabilities. During the year ended December 31, 2016, the Canadian dollar had strengthened compared to the US dollar as at December 31, 2015 resulting in an unrealized foreign exchange gain of $23.8 million. Harvest recognized a realized foreign exchange gain of $16.1 million for the twelve months of 2016, which was primarily the result of a $15.7 million realized foreign exchange gain related to the settlement of the ANKOR loan, which was partially offset by a realized loss of $6.0 million relating to the settlement of related party debt. The remainder of the realized foreign exchange for 2016 relates to the settlement of U.S. dollar denominated working capital, interest payments on U.S. dollar denominated debt, and gains and losses on foreign exchange hedging instruments. For a discussion on the ANKOR loan transaction, and settlement of related party debt, please refer to the “Related Party Transactions” section of this annual report.

At December 31, 2015, the Canadian dollar had weakened as compared to the US dollar as at December 31 2014 resulting in an unrealized foreign exchange loss of $308.3 million (2014 – $124.9 million loss). Harvest recognized a realized foreign exchange loss of $2.2 million for the year ended December 31, 2015 (2014 – $1.5 million loss) as a result of the settlement of U.S. dollar denominated transactions.

Please refer to 16(c) of the audited annual consolidated financial statements under Item 18 for sensitivity analysis on Harvest’s exposure to foreign exchange rates.

Deferred Income Taxes

For the year ended December 31, 2016 Harvest recorded a deferred income tax recovery of $nil (2015 – $336.9 million). For the year ended December 31, 2015 Harvest recorded deferred income tax recoveries from its Conventional operations of $336.9 million (2014 – $324.9 million). The deferred income tax recovery in 2015 related primarily to impairment charges taken during the year ended December 31, 2015, reducing the book basis of Harvests assets relative to their tax basis as well as the Alberta corporate tax rate increasing from 10 per cent to 12 per cent effective July 1, 2015. The 2014 recovery is mainly due to the recognition of $247.6 million previously unrecognized deferred tax assets in the Downstream Segment. See the “Disposition of the Downstream Segment and Impairment Loss” section of this annual report for further discussion. Harvest’s deferred income tax asset will fluctuate during each accounting period to reflect changes in the temporary differences between the book value and tax basis of assets and liabilities. Currently, the principal sources of temporary differences relate to the Company’s property, plant and equipment, decommissioning liabilities and the unclaimed tax pools.

For the year ended December 31, 2015 Harvest recorded a current income tax expense of $5.1 million. The current income tax expense relates to an assessment from a prior period Canada Revenue Agency audit adjustment. For further discussion, see note 19 of the audited consolidated financial statements for the year ended December 31, 2016 under Item 18 of this annual report.

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

Cash flows for continuing and discontinued operations are presented on a combined basis in the consolidated financial statements. Cash flow used in operating activities for the year ended December, 2016 was $33.3 million (2015 – cash used of $35.4 million, 2014 – cash from operating activities of $482.9 million). Cash flows used in operating activities in 2016 was relatively consistent with 2015. The decrease for the year ended December 31, 2015 compared to 2014 is mainly a result of the decreased revenue and working capital partly offset by decrease in operating and G&A expenses when compared to the prior year.

Cash contribution from Harvest’s Conventional operations for the year ended December 31, 2016 was $74.6 million (2015 – $154.3 million, 2014 – $485.4 million). The decrease in Conventional cash contribution for in 2016 was mainly due to lower sales volumes and lower realized prices, partially offset by lower operating expenses, and general and administrative expenses. The decrease in 2015 as compared to 2014 was mainly due to the decrease in average realized prices and lower sales volumes, partially offset by lower expenses.

Harvest funded capital expenditures for the year ended December 31, 2016 of $20.9 million (2015 – $265.8 million, 2014 – $718.2 million) with proceeds from property dispositions and borrowings under both the Credit Facility and the US$171 million KNOC subordinated loan.

Harvest’s net repayment from the credit facility was $42.1 million during the year ended December 31, 2016 (2015 - $304.4 million net drawing, 2014 – $169.4 million net repayment).

Liquidity Analysis

Harvest had a working capital deficiency of $1,370.9 million as at December 31, 2016, as compared to a $1,070.5 million deficiency at December 31, 2015, mainly due to long term debt with a 2017 maturity date becoming a current obligation in the year, which was partially offset by repayments to the credit facility. Harvest is in consultation with KNOC about the 6⅞% Senior Note refinancing plans in October 2017. Harvest’s working capital is expected to fluctuate from time to time, and will be funded from cash flows from operations and borrowings from the credit facility managing the collection and payment of accounts receivables and accounts payables respectively and using the proceeds from possible sale of assets, as required.

Harvest ensures its liquidity through the management of its capital structure, seeking to balance the amount of debt and equity used to fund investment in each of our operating segments. Harvest evaluates its capital structure using the same financial covenant ratios as the ones that were externally imposed under the Company’s debt commitments. Harvest’s primary objective in its management of capital resources is to have access to capital to fund its financial obligations as well as future operating and capital activities. Harvest monitors its capital structure and makes adjustments according to market conditions to remain flexible while meeting these objectives. Accordingly, Harvest may adjust its capital spending programs, issue equity, issue new debt or repay existing debt.

As noted above, the current year negative cash flow from operations was primarily due to low commodity price environment. In response to the low commodity price environment, Harvest constrained its capital expenditures in 2016, focusing on capital maintenance and regulatory activities. In 2016, Harvest continued to postpone first steam for the Oil Sands project in response to the unfavourable heavy oil prices. Sanctioning and re-commencement of commissioning activities is expected to be completed in 2017, however, actual timing of first steam is dependent upon the commodity price environment.

On February 17, 2017, Harvest entered into an agreement with a Korean based bank that allows Harvest to borrow $500 million through a three year term loan, at a fixed rate of 2.27% per annum.. This term loan is guaranteed by KNOC and contains no financial covenants. On February 24, 2017 the loan was fully drawn. Proceeds from this term loan were used to re-pay the Credit Facility.

On February 24, 2017, Harvest replaced its $1 billion revolving credit facility with a new three year $500 million revolving credit facility with a syndicate of banks. The credit facility continues to be guaranteed by KNOC up to $500 million and is secured by a first floating charge over all of the assets of Harvest and its material subsidiaries. The credit facility contains no financial covenants.

Harvest is a significant subsidiary for KNOC in terms of production and reserves. KNOC has directly or indirectly invested and provided financial support to Harvest since 2009 and, as at the date of preparation of this filing, it is Harvest’s expectation that such support will continue.

CAPITAL RESOURCES

The following table summarizes the Corporation’s capital structure as at December 31, 2016 and 2015:

(in $ millions except where noted)	December 31, 2016	December 31, 2015
Credit facility(1)	893.5	926.6
6⅞% senior notes (US$282.5 million)(1)(2)(4)	379.3	692.0
2⅛% senior notes (US$630 million)(1)(2)	845.9	871.9
2⅓ % senior notes (US$195.8 million)(2)	262.9	—
Related party loans (US$355.8 million and CAD$200 million)(2)(3)	—	601.4
	2,381.6	3,091.9
Shareholder's equity (deficit)
458,766,467 (2015 - 386,078,649) common shares issued	104.0	(275.3)
	2,485.6	2,816.6

(1)	Excludes capitalized financing fees
(2)	Face value converted at the period end exchange rate
(3)	As at December 31, 2015, related party loans comprised of US$170 million from ANKOR, US$120 million from KNOC and $200 million from KNOC.
(4)	As at December 31, 2015, there were US$500 million of 6⅞% senior notes outstanding.

The outstanding securities of Harvest consist of the common shares and senior notes. The authorized capital consists of an unlimited number of common shares. All of the outstanding common shares are held by KNOC.

As of December 31, 2016, the most significant restrictions on dividends which could be paid by Harvest exist under the Credit Facility pursuant to provisions restricting Distributions (as defined thereunder). Distributions included dividends on Harvest shares. Under those restrictions, a dividend could be paid as follows allocated among any one or more party of (1), (2) and (3) below :

(1)

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

(2)	Contribution basis: to the extent of proceeds received by Harvest after March 15, 2015 from the issuance of equity or intercompany subordinated debt; and
(3)	Stipulated amount basis: on the basis of an aggregate amount of Distributions not to exceed $100 million.

For the purposes of these calculations, all Distributions by Harvest and restricted subsidiaries are included, and similarly capital expenditures are those of Harvest and restricted subsidiaries.

Subsequent to December 31, 2016, Harvest’s Credit Facility was replaced. Pease see Item 10C “Material Contracts” for further details.

Credit Facility

On April 22, 2015, Harvest amended its $1 billion syndicated revolving credit facility and replaced it with a $940 million revolving credit facility that matures on April 30, 2017, with a syndicate of eight financial institutions. On July 15, 2015 Harvest secured a $60 million commitment from a new lender to increase the borrowing capacity of the new facility to $1 billion. The facility is secured by KNOC’s guarantee (up to $1.0 billion) and by a first floating charge over all of the assets of Harvest and its material subsidiaries. A guarantee fee of 0.37% per annum of the principal balance is payable to KNOC semi-annually.

Under the amended credit facility, applicable interest and fees will be based on a margin pricing grid based on the credit ratings of KNOC. The financial covenants under the previous credit facility were deleted and replaced with a new covenant: Total Debt to Capitalization ratio of 70% or less. At December 31, 2015, Harvest was in violation of the debt covenant and the carrying value of the credit facility, $923.8 million, was reclassified from long-term debt to a current liability.

During the year ended December 31, 2016, Harvest’s syndicate banks consented to a waiver of this covenant for the duration of the term of the credit facility.

At December 31, 2016 Harvest had $106.5 million (2015 - $73.4 million) of unutilized borrowing capacity under the credit facility. The unused borrowing capacity provided Harvest the flexibility to manage fluctuations in its liquidity needs, including working capital requirements.

On February 24, 2017, the Credit Facility was replaced with a $500 million revolving credit facility with a maturity date of February 24, 2020, with a syndicate of nine financial institutions. The Credit Facility continues to be guaranteed by KNOC up to $500 million and is secured by a first floating charge over all of the assets of Harvest. Harvest continues to pay a floating interest rate based on a margin pricing grid based on the credit ratings of KNOC over all of the assets of Harvest and its material subsidiaries and contains no financial covenants. Please see Item 10C “Material Contracts” and note 13 – Credit Facility in Harvest’s audited consolidated financial statements under Item 18 of this annual report for further details.

Term Loan

On February 17, 2017 Harvest entered into a Term Loan with The Export-Import Bank of Korea. The Term Loan is a $500 million three year 2.27% per annum fixed rate loan, which was fully drawn on February 24, 2017 and matures on February 24, 2020. Interest is paid semi-anually in February and August. The Term Loan is guaranteed by KNOC and contains no financial covenants. The Term Loan is unsecured. Please see Item 10C “Material Contracts” for further details.

6⅞% Senior Notes

Harvest had $379.3 million (2015 - $692.0 million) of principal amount of US$282.5 million (2015 - US$500 million) its 6⅞% Senior Notes outstanding at December 31, 2016. The decrease in principal was due to the exchange of the 6⅞% Senior Notes for 2⅓ % Senior Notes on June 16, 2016. See “2⅓ % Senior Notes” for further details.

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

There are covenants restricting, among other things, the sale of assets and the incurrence of additional indebtedness if such issuance would result in an interest coverage ratio, as defined, of less than 2.0 to 1. Notwithstanding the interest coverage ratio limitation, the incurrence of additional indebtedness may be permitted under certain incurrence tests. One provision allows Harvest’s incurrence of indebtedness under the Credit Facility or other future bank debt in an aggregate principal amount not to exceed the greater of $1.0 billion and 15% of total assets. In addition, the covenants of the senior notes restrict the amount of dividends Harvest can pay to shareholders; no dividends have been paid during the year ended December 31, 2016. At December 31, 2016, Harvest was in compliance with all covenants under the senior notes.

2⅓ % Senior Notes

The 2⅓ % Senior Notes were issued on June 16, 2016 as a result of the partial exchange of the 6⅞% Senior Notes, at an exchange ratio of US$900 principal amount of the 2⅓ % Senior Notes for each US$1,000 principal amount of the 6⅞% Senior Notes. US$217.5 million of the 6⅞% Senior Notes was exchanged for US$195.8 million 2⅓ % Senior Notes. The 2⅓ % Senior Notes mature on April 14, 2021. Interest on the 2⅓ % Senior Notes is paid semi-annually in arrears on April 14 and October 14 of each year. The 2⅓ % Senior Notes are unsecured senior obligations of the Corporation and rank equally with its existing and future unsecured senior indebtedness. KNOC has fully, unconditionally and irrevocably guaranteed the 2⅓ % Senior Notes. The notes are not redeemable prior to maturity except upon the occurrence of certain events related to tax law. Upon the occurrence of a Change in Control, each holder of the 2⅓ % Senior Notes will have the right to require Harvest to redeem all or any part of such holder’s 2⅓ % Senior Notes at a redemption price equal to 100% of the principal amount thereof plus accrued and unpaid interest.

2⅛% Senior Notes

Interest on the 2⅛% senior notes is paid semi-annually on May 14 and November 14 of each year and are due on May 14, 2018. The 2⅛% senior notes are unconditionally and irrevocably guaranteed by Harvest’s parent company KNOC. A guarantee fee of 0.52% per annum of the principal balance is payable to KNOC semi-annually on May 14 and November 14 of each year.

Related Party Loans

On December 30, 2013, Harvest entered into a subordinated loan agreement with KNOC to borrow up to $200 million at a fixed interest rate of 5.3% per annum. The full principal and accrued interest is payable on December 30, 2018. As of December 31, 2015, Harvest has drawn the full $200 million available under the loan agreement.

On April 2, 2015, Harvest entered into a US$171 million loan agreement with KNOC, repayable within one year from the date of the first drawing, which was on April 10, 2015. The interest rate on drawn loan was 3.42% per annum. As at December 31, 2015, the carrying value of this loan was $170.2 million including $166.1 million (US$120 million) principal and $4.1 million interest accrual. Interest expense was $3.8 million for the year ended December 31, 2015. On December 31, 2015 KNOC approved an extension in the maturity of the loan to December 31, 2017 and the interest rate was increased to 5.91% per annum.

On June 30, 2016 Harvest entered into a US$184.8 million loan agreement with KNOC, originally due on October 2, 2017, with an interest rate of 4.66% per annum. Interest was due upon maturity. On July 6, 2016, Harvest drew down the US$184.8 million KNOC loan and used the proceeds to re-pay the US$170 million ANKOR loan, including accrued interest.

The Related Party Loans were unsecured and subordinated to the Credit Facility and the 6⅞% Senior Notes, and contained no restrictive covenants. For purposes of the Corporation’s Credit Facility covenant requirements, the Related Party Loans were excluded from the “Total Debt” amount but included in the Capitalization amount.

On December 22, 2016, KNOC converted all of the Related Party Loans to common shares of Harvest. As a result, 72,687,818 common shares were issued to KNOC. As at December 31, 2016 there were no Related Party Loans outstanding.

Related Party Loan – ANKOR

At December 31, 2015, Harvest had a related party loan outstanding with the associated company ANKOR in the amount of US$170.0 million at a fixed interest rate of 4.62% . The principal balance and accrued interest was due October 2, 2017. The principal and accrued interest was fully re-paid on July 6, 2016.

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

The first trend is the volatility of commodity prices. Prices for crude oil and natural gas have continued to be volatile since the end of 2014. The surplus supply in the world oil market has led to a reduction of commodity prices that has not fully recovered since mid-2014. The surplus continues, and producers, especially in North America have substantially reduced exploration and drilling programs from 2014 levels. The surplus is exacerbated by certain oil producing nations who are reluctant to reduce market share in respect to lower prices. North America accelerated the construction of infrastructure (pipelines and rail networks) to move rising supply from the centre of the continent to the southwest of Texas to refineries located on the American coast of the Gulf of Mexico and the east coast of the United States, displacing crude oil imports into refineries along the U.S. Gulf coast and the U.S. is now exporting crude oil, which is reducing the Brent to WTI differential.

Natural gas is a commodity influenced by factors within North America. A tight supply demand balance for natural gas causes significant volatility in pricing, whereas higher than average storage levels tend to depress natural gas pricing. Drilling activity, weather, fuel switching, exports and demand for electrical generation are all factors that affect the supply-demand balance. Natural gas production has continued at near record levels in spite of a reduction in drilling activity. Natural gas storage levels, which in 2014 were in deficit position as measured on a year-over-year basis, are now in a year-over-year surplus. Changes to any of these or other factors create price volatility. Crude oil is also influenced by the world economy, the Organization of the Petroleum Exporting Countries' ("OPEC") ability to adjust supply to world demand and weather. Political events also trigger large fluctuations in price levels. Petroleum prices are expected to remain volatile for at least the near term as a result of market uncertainties over the supply and demand of these commodities due to the current state of the world economies, OPEC actions and ongoing geopolitical concerns.

The impact on the oil and gas industry from commodity price volatility is significant. During low commodity price periods, acquisition costs drop, as do internally generated funds to spend on exploration and development activities. As prices continue to hover near multi-year lows, cash flows across the industry are severely challenged. Companies are responding by dramatically cutting costs and deferring capital spending. Bankruptcies are on the rise and could escalate if low prices persist. With decreased demand, the prices charged by the various service suppliers also decline. World oil and gas prices are quoted in United States dollars and the price received by Canadian producers is therefore affected by the Canadian/U.S. dollar exchange rate, which will fluctuate over time. Material increases in the value of the Canadian dollar may negatively impact production revenues from Canadian producers. Such increases may also negatively impact the future value of such entities' reserves as determined by independent evaluators. Harvest continues to work with third party gas plant operators but expects some periodic interruption of natural gas and natural gas liquid production over the next few years until new capacity is brought online.

A second trend within the Canadian oil and gas industry is the "renewal" of private oil and gas companies looking to take advantage of low prices to buy oil and gas assets at distressed prices. These companies often have experienced management teams from previous industry organizations that have disappeared as a part of the ongoing industry consolidation. Many are able to raise capital and recruit well qualified personnel. To the extent that this trend continues, we will have to compete with these companies and others for assets and to attract qualified personnel.

A third trend is the continued growth in the development of shale crude oil and natural gas formations using long reach horizontal wells with multiple staged simulated fractures. These shale developments generally involve the drilling of very deep wells with very long horizontal “legs” from well pads which allow for multiple wells to be drilled from one location. These developments are very expensive compared to shallow, vertical well developments that were historically used in the industry. If pricing for both crude oil and natural gas continues to be “soft” throughout 2017, it will be very challenging for smaller oil and gas companies to access debt or equity capital to fund development of these very expensive plays. This could lead to the consolidation of smaller oil and gas companies, acquisitions by larger oil and gas companies, or an increase in outright bankruptcies of smaller oil and gas companies.

The above trend information is based on assumptions that management believes to be reasonable in the light of the group’s operational and financial experience. However, no assurance can be given that the above trends will be realized. Past performance should not be relied on as an indicator of future performance. Please refer to Item 3D “Risk Factors” for the risks associated with Harvest.

E. Off-Balance Sheet Arrangements

See “Investments in Joint Arrangements” section in this annual report and note 12, “Investment in Joint Ventures” in the December 31, 2016 audited consolidated financial statements under Item 18.

F. Tabular Disclosure of Contractual Obligations

Harvest has recurring and ongoing contractual obligations and commitments entered into in the normal course of operations including the purchase of assets and services, operating agreements, transportation commitments, sales commitments, royalty obligations, and land lease obligations. As at the end of December 31, 2016, Harvest has the following significant contractual commitments:

	Payments Due by Period
	1 year	2-3 years	4-5 years	After 5 years	Total
Debt repayments(1)	1,273.2	845.9	262.9	—	2,382.0
Debt interest payments(1) (2)	60.6	25.4	10.6	—	96.6
Purchase commitments(3)	20.5	19.0	19.0	33.1	91.6
Operating leases	6.8	15.7	17.0	28.8	68.3
Firm processing commitments	14.8	24.4	17.9	34.4	91.5
Firm transportation agreements	25.0	53.2	32.2	47.0	157.4
Employee benefits(4)	1.5	0.3	—	—	1.8
Decommissioning and environmental liabilities(5)	9.7	56.1	73.4	1,094.1	1,233.3
Total	1,412.1	1,040.0	433.0	1,237.4	4,122.5

(1) Assumes constant foreign exchange rate.
(2) Assumes interest rates as at December 31, 2016 will be applicable to future interest payments.
(3) Relates to the Oil Sands deferred payment under the EPC contract (see “Oil Sands” section of this annual report for details), and revised estimated capital costs for the Bellshill area (see “Impairment of Property, Plant & Equipment” section of this annual report for details).
(4) Relates to the long-term incentive plan payments.
(5) Represents the undiscounted obligation by period.

G. Safe Harbor

See “SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS.”

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES A. Directors and Senior Management

The names, jurisdiction of residence, present positions and offices with Harvest and principal occupations during the past five years of the directors and executive officers of Harvest Operations as at the December 31, 2016 are set out in the table below.

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

Mr. Henderson is a senior finance executive and corporate director who has consulted to the boards of directors and executive management teams of both publicly traded and private entities since 2005. Since 2001, Mr. Henderson has served in either a full-time or consulting capacity as the Chief Financial Officer of several significant public and private entities. He is President of Henderson Corporate Financial Consulting Inc. Mr. Henderson has been a director and chairman of the board or audit committees of Cortex Business Solutions Inc. since 2011 and PGNX Capital Corp. from 2008 to 2014.

Dae-Jung Hong	Director since April 2016	Mr. Hong joined KNOC in 1991 and is currently Vice President, Finance Management Department for KNOC. Prior thereto, he was Senior Manager, Finance Management Department from 2010 to 2014.

Taeheon Jang Alberta, Canada	Deputy Chief Operating Officer and Vice President, BlackGold

Mr. Jang joined Harvest in February 2014. He has worked for KNOC for the past 19 years and has held positions including Vice President, Global Research & Technology Centre, Senior Manager, Petroleum Engineering Department, Project Manager, New Venture Team and Business Development Director, Caspian Branch Office. Mr. Jang was appointed Deputy Chief Operating Officer in October 2015 and Vice President, BlackGold in November 2015.

Richard Kines Alberta, Canada	Director since May 2013

Mr. Kines currently consults in senior financial executive roles. He has over 36 years of business experience in the upstream and downstream sectors of the oil and gas industry. From 2002 to 2012 Mr. Kines served as Vice President of Finance and Chief Financial Officer at Connacher Oil and Gas Limited.

Name and Jurisdiction	Position with Harvest
of Residence	Operations	Principal Occupation(s) and Other Relevant Experiences

Seung-Kook Lee	Director and Chairman of the Board since April 2016

Mr. Lee joined KNOC in 1987 and is currently Executive Vice President for Exploration & Production Group for KNOC. Prior thereto, he was Vice President for Exploration Department from 2013 to 2016 and previous to that he was Managing Director of Iraq Office from 2009 to 2013. He has also held the position of Vice President for Production Operation Department at KNOC.

Sungki Lee Alberta, Canada	Director and Chief Financial Officer since July 2014

Mr. Lee is currently the Chief Financial Officer at Harvest. He has worked for KNOC since 1993 and has held positions including Senior Manager, Asset Optimization Department, Senior Manager, Business Development Department, Manager, E&P Planning Department, and Manager, Vietnam Office.

Jon Lowes Alberta, Canada	Vice President, Land since February 2015

Mr. Lowes has over 35 years of oil and gas experience. He joined Harvest in June 2010 and was appointed Vice President, Land in February 2015. Mr. Lowes has lease administration, contracts, surface, A & D, and area landman experience and most recently was the area landman for Harvest’s Deep Basin area.

Jeff Tooth Alberta, Canada	President & CEO, COO and Director since November 2016

Mr. Tooth has approximately 40 years of oil and gas industry experience, most recently as Chief Advisor for the Global Technology & Research Centre (GTRC) of KNOC, working on projects for KNOC's global operations and many of the new ventures. Prior to joining KNOC, Mr. Tooth held executive positions at Kerr-McGee, Husky Energy Inc. and J.M. Huber. Mr. Tooth holds a Bachelor's (Hons.) and Master's degrees in Geology from the University of London. Mr. Tooth joined Harvest as Chief Operating Officer in February 2016 and was appointed President & CEO and Executive Director in November 2016.

Grant Ukrainetz Alberta, Canada	Vice President, Treasurer from February 2013 to February 2016 and Vice President, Finance since March 2016

Prior to joining Harvest in 2012 as Treasurer, Mr. Ukrainetz was Treasurer then VP Corporate Development at Connacher Oil and Gas Limited from 2006 to 2012. Mr. Ukrainetz was Vice President, Treasurer from February 2013 until appointed Vice President, Finance in March 2016.

Name and Jurisdiction	Position with Harvest
of Residence	Operations	Principal Occupation(s) and Other Relevant Experiences

Doug Walker Alberta, Canada	Vice President, Engineering from November 2012 to February 2015 and Vice President, Operations and Development in February 2015. Appointed Vice President, Exploitation in March 2016

Mr. Walker joined Harvest in August 2010 as Area Manager, Peace River Arch and SE Saskatchewan. Prior to joining Harvest, Mr. Walker was the North West and West Central Alberta Team Leader at Provident Energy from 2007 to 2010. Mr. Walker was Vice President, Engineering of Harvest from November 2012 to February 2015 and appointed Vice President, Operations and Development in February 2015. Mr. Walker was appointed Vice President, Exploitation in March 2016. Mr. Walker’s prior industry experience includes technical, business and senior management positions with Noise Solutions, Stellarton Energy, Jordan Petroleum and Gulf Canada Resources.

Cheol Woong Choi Seoul, South Korea	Former Director

Mr. Choi joined KNOC in 1996 and is currently Senior Manager, Accounting Team for KNOC. Prior thereto, he was Finance Director, KNOC Kazakhstan Group from 2008 to 2012. Mr. Choi was Director from November 2014 to April 2016.

Chang-Seok Jeong Seoul, South Korea	Former Director and Chairman of the Board

Mr. Jeong has been Executive Vice President of Production Group at KNOC since January 2012 and Chairman of Dana Petroleum Plc. since 2013. Mr. Jeong worked in the Vietnam Office, Asia & Europe Production Department and the Overseas E&P Department as a General Manager & Managing Director from 2009 to 2011 at KNOC. Mr. Jeong joined KNOC in 1986. Mr. Jeong was Director from 2012 to April 2016 and Chairman of the Board from August 2013 to April 2016.

Erik van Noort (3) Alberta, Canada	Former Vice President, Technical Services

Mr. van Noort joined Harvest as an Area Manager in 2009 and was appointed as VP Technical Services from February 2015 to February 2016. Prior to joining Harvest, Mr. van Noort held various positions in facilities engineering, project management and marketing at Imperial Oil.

Phillip Reist (3) Alberta, Canada	Former Vice President, Controller	Mr. Reist was Controller of Harvest from February 2006 to March 2007 and Vice President, Controller from March 2007 to February 2016.

Kyungluck Sohn (1) Alberta, Canada	Former President & CEO and Director

Mr. Sohn was appointed President and Chief Executive Officer of Harvest Operations Corp. in July 2014. Mr. Sohn was the Vice President, Finance Management Department at KNOC and was the Chief Financial Officer of Harvest from February 16, 2010 to January 13, 2012. Prior thereto, Mr. Sohn served as a Vice President of KNOC’s Finance Management department in 2009. Mr. Sohn was President and Chief Executive Officer, and Director of Harvest from July 2014 to February 2016.

Name and Jurisdiction	Position with Harvest
of Residence	Operations	Principal Occupation(s) and Other Relevant Experiences

Piljong Sung (2) Alberta, Canada	Former Interim President & Chief Executive Officer, Chief Strategy Officer & Corporate Secretary, and Director

Mr. Sung was appointed Interim President and Chief Executive Officer in February 2016 and was concurrently is Chief Strategy Officer & Corporate Secretary of Harvest. In April 2016, he was appointed Director. Prior thereto, he was a Senior Manager of Exploration & Production Auditing Team from 2007 to 2013 at KNOC. Mr. Sung was Interim President and Chief Executive Officer, Chief Strategy Officer & Corporate Secretary President and Chief Executive Officer, and Director of Harvest until November 2016.

John Wearing (3) Alberta, Canada	Former Chief Operating Officer

Mr. Wearing was appointed Chief Operating Officer of Harvest in April 2014. Mr. Wearing has been with Harvest since 2011. Prior thereto, he most recently held the position of Director, Corporate Partnerships. Mr. Wearing has over 30 years of experience in the oil and gas industry and prior to joining Harvest was Acting CEO of Sulfur Recovery Engineering Inc. and the VP, Operations at CTI Resources among other management level engineering roles. Mr. Wearing was Chief Operating Officer of Harvest from April 2014 to February 2016.

(1)	Effective February 2016, Mr. Kyungluck Sohn resigned as President & CEO and Director.
(2)	Effective November 2016, Mr. Piljong Sung resigned as Interim President & CEO, Chief Strategy Officer and Corporate Secretary.
(3)	Effective February 2016, these individuals were no longer with Harvest.

As at December 31, 2016, none of the directors and executive officers of Harvest and their associates and affiliates, directly or indirectly, beneficially owned, controlled or directed any of the outstanding shares of Harvest. Directors and officers of Harvest Operations may, from to time, be involved with the business and operations of other oil and gas issuers, in which case a conflict may arise. Properties will not be acquired from officers or directors of Harvest or persons not at arm's length with such persons at prices which are greater than fair market value, nor will properties be sold to officers or directors of Harvest or persons not at arm's length with such persons at prices which are less than fair market value in each case as established by an opinion of an independent financial advisor and approved by the independent members of the Harvest Board. Any such conflicts shall be resolved in accordance with the procedures and requirements of the relevant provisions of the ABCA, including the duty of such directors and officers to act honestly and in good faith with a view to the best interests of Harvest.

Committees of the Board of Directors

		Upstream Reserves, Safety	Compensation and Corporate
Name of Director	Audit Committee	& Environment Committee	Governance Committee
Allan Buchignani	✓	Chair
Randall Henderson	Chair		✓
Seung-Kook Lee(1)			Chair
Richard Kines	✓	✓
Dae-Jung Hong(2)			✓
Jeff Tooth(3)		✓
Piljong Sung(4)		✓
Kyungluck Sohn (5)		✓
Chang-Seok Jeong(6)			Chair
Cheol Woong Choi(7)			✓

(4)	Effective April 2016, Mr. Seung-Kook Lee was appointed Director, Chairman of the Board and Chair of the Compensation and Corporate Governance Committee.
(5)	Effective April 2016, Mr. Dae-Jung Hong was appointed Director.
(6)	Effective November 2016, Mr. Jeff Tooth was appointed President & CEO and Director of Harvest.
(7)	Effective April 2016 to November 2016, Mr. Piljong Sung was appointed Interim President, CEO and Director of Harvest
(8)	Effective February 2016, Mr. Kyungluck Sohn resigned as President & CEO and Director of Harvest.
(9)	Effective April 2016, Mr. Jeong resigned as Director.
(10)	Effective April 2016, Mr. Choi resigned as Director

B. Compensation

COMPENSATION COMMITTEE AND CORPORATE GOVERNANCE COMMITTEE

At December 31, 2016, the Compensation and Corporate Governance Committee was comprised of Seung-Look Lee, Dae-Jung Hong and Randall Henderson. The Compensation and Corporate Governance Committee (“CCGC”) is responsible for establishing and overseeing the administration of Harvest’s compensation program. The members of the CCGC have the skills and knowledge required to make decisions on the suitability of the Corporation’s compensation policies and practices by virtue of their experience as senior officers or directors of public and private companies. The CCGC approves and makes recommendations to the Board in respect of compensation and human resources issues relating to directors, executive officers and employees of Harvest as well as senior officer succession and development. Specific responsibilities of the CCGC relating to executive compensation are documented in the CCGC Mandate and listed below:

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

COMPENSATION DISCUSSION AND ANALYSIS

Compensation of Officers and Management

ELEMENT OF COMPENSATION

The discussion in this section is applicable to all Harvest NEOs except for secondees assigned by KNOC. For information regarding secondee compensation see the “Secondee Compensation” section herein. The incentive programs (short-term and long-term) are available to all permanent employees of Harvest, except for KNOC secondees, and the following discussion of incentives describes the programs generally and with the respect to the NEOs specifically, as applicable.

Base Salaries

Base salaries for the NEOs are determined with reference to comparable marketplace salaries, as published by Mercer. In addition to the information published by Mercer, base salaries are adjusted based on an overall determination of Harvest’s and the individual's performance. The individual’s skill set, experience and expertise are also considered. The CCGC has not established additional strict predetermined quantitative performance criteria linked to the setting of salary levels.

Short-Term Incentive Program

At the end of each year, a short-term incentive pool is established by the CCGC after careful consideration of the position, level, corporate performance, market information from the MTCS and other qualitative factors. To assess corporate performance, comparisons are made to performance metrics specific to corporate operational goals and relative to industry comparison. The annual pool is shared by all eligible employees, including the NEOs. Individuals’ performances are factored into the allocation process.

NEOs’ performance is evaluated annually by the CEO, CFO or COO, depending on the direct reporting relationships, based on subjective goals and measures. Recommendations on NEOs’ salary adjustments and short-term incentives are presented to the CCGC, together with their performance evaluations. The CCGC reviews such recommendations and makes compensation decisions accordingly. As further discussed under “CCGC’s Use of Discretion” the CCGC has not established strict predetermined quantitative performance criteria linked to the value of short-term incentives. Bonuses for individuals are also compared with the MTCS information, to ensure the awards are competitive with Harvest’s peers.

Long-Term Incentive Program

Each eligible employee is granted an annual long-term incentive payment target, expressed as a percentage of base salary. The target set for each employee reflects the individual’s roles, responsibilities, skill sets, expertise, relevant experience and past performance. The NEOs’ targets are set at higher levels so that a larger portion of their compensation is performance-based, compared to other Harvest employees. The CCGC determines an annual adjustment factor up to a maximum of 100%, which is applied to every employee’s target to calculate the long-term incentive awards. The awards vest over three years, with one-third of the award vesting on the grant date and each of the next two anniversaries of the grant date. The long-term incentive program grant date is the end of the first quarter. This grant date provides the CCGC with a longer period between the year-end and the grant date so that the CCGC has more complete information to assess corporate performance.

The CCGC considers, among many things, the achievement of certain performance metrics, when making decisions about the adjustment factor. The performance metrics are selected to align with the goals and objectives approved by the shareholder and are subject to change year over year. For 2016, Harvest assessed the following primary performance metrics as part of the corporate performance review: operating income, operating days per minimum production unit, sales price improvement, operating costs on a per boe basis, investment effectiveness, Upstream safety (loss time injury frequency, fatality and oil spills) and budget savings. In addition to corporate performance, the CCGC also takes into consideration the competitive industry environment, peers’ compensation information from the MTCS, historical corporate performance of Harvest, achievements of other financial and business strategies, and other relevant qualitative factors. The CCGC has not established any formulae to link the performance metrics to the annual adjustment factor, which therefore is subject to the CCGC’s discretion.

COMPENSATION SUMMARY

The following table sets forth for the year ended December 31, 2016 information concerning the compensation paid to or earned by Harvest’s executive officers and senior management.

			Non-Equity Incentive
			Plan Compensation ($)
			Annual	Long-term
Name and Principal		Salary	Incentive	Incentive	All Other	Total Compensation
Position	Year	($)	Plans(1)	Plans(2)	Compensation(3)	($)
Jeff Tooth	2016	307,198	Nil	28,070	28,477	363,745
Chief Executive	2015	230,295	Nil	14,543	30,937	275,775
Officer (4)(12)	2014	224,952	67,486	47,973	Nil	340,411
Piljong Sung
Former Chief	2016	88,090	Nil	Nil	373,319	461,409
Executive Officer	2015	103,630	2,527	Nil	427,479	533,636
(4)(6)(11)	2014	Nil	Nil	Nil	Nil	Nil
Kyungluck Sohn
Former Chief	2016	24,211	Nil	Nil	45,233	69,444
Executive Officer	2015	130,669	2,967	Nil	276,483	410,119
(4)(9)(10)	2014	46,537	Nil	Nil	128,841	175,378
Sungki Lee	2016	89,907	Nil	Nil	229,053	318,960
Chief Financial Officer	2015	92,432	Nil	Nil	313,962	406,394
(4)(5)	2014	31,117	Nil	Nil	109,520	140,637
Doug Walker	2016	239,927	Nil	30,138	25,400	295,465
VP, Exploitation (8)	2015	246,241	Nil	86,847	31,445	364,533
	2014	223,500	62,580	77,292	37,433	400,805
Taeheon Jang	2016	93,401	Nil	Nil	234,968	328,369
Chief Operating	2015	90,989	3,386	Nil	213,684	308,059
Officer (7)	2014	Nil	Nil	Nil	Nil	Nil
Grant Ukrainetz	2016	220,858	Nil	28,193	21,109	270,160
VP, Finance	2015	213,650	Nil	82,668	26,440	322,758
	2014	212,746	74,461	37,955	32,875	358,037

(1)	The annual incentive plan amounts were paid shortly after the end of the fiscal year.
(2)	The long-term incentive plan amounts are the amounts earned during the fiscal period.
(3)	Includes benefits like living, vehicle and housing allowances, payment of income taxes, contributions to a savings plan and other benefits.
(4)	During 2016 Messrs. Tooth, Sung, Sohn and Lee were directors of Harvest, but did not receive compensation for their services as directors.
(5)	Mr. Lee received a perquisite relating to the payment of income taxes in the amount of $176,153 in 2016, which comprised 77% of the total perquisites earned by Mr. Lee in the year.
(6)	Mr. Sung received a perquisite relating to the payment of income taxes in the amount of $272,833 in 2016, which comprised 73% of the total perquisites earned by Mr. Sung in the year.
(7)	Mr. Jang received a perquisite relating to the payment of income taxes in the amount of $178,645 in 2016, which comprised 76% of the total perquisites earned by Mr. Jang in the year.
(8)

Mr. Walker received a perquisite relating to taxable benefits mainly comprised of parking benefits in the amount of $7,770 in 2016, which comprised 31% of the total perquisites earned by Mr. Walker in the year.

(9)

Mr. Sohn received perquisites relating to the payment of income taxes in the amount of $31,586 and allowances in the amount of $11,950 in 2016, which comprised 96% of the total perquisites earned by Mr. Sohn in the year.

(10)	Mr. Sohn was Chief Executive Officer and Director of Harvest until February 17, 2016.
(11)	Mr. Sung was the Interim President, CEO and Chief Strategy Officer of Harvest until November 17, 2016.
(12)

Mr. Tooth was appointed President & CEO and Executive Director in November 2016. Prior to being appointed President & CEO, Mr. Tooth was Chief Advisor of GTRC. GTRC provided technical services to KNOC and Harvest directly compensated the employees of GTRC; any general and administrative expenses incurred by GTRC were reimbursed by KNOC.

The total cash compensation (salary plus annual bonus) paid to the NEOs, calculated as a percentage of annual cash flow from operations was (3.19%), (2.88%), 0.30% for 2016, 2015, and 2014 respectively. The percentage of annual cash flow from operations is negative in 2016 and 2015 due to negative cash flows from operations.

Compensation of Directors

The independent directors of Harvest Operations Corp. were paid an annual retainer of $32,000. Committee chairmen were paid an annual retainer of $35,000, except for the audit committee chairman who was paid $37,000.(1) In addition, the independent directors were paid $1,000 for each board meeting attended or $1,500 for each committee meeting they chaired. If an independent director attended two meetings on the same date, the independent director received an additional $500 for the second meeting. Independent directors are also eligible to receive an annual cash bonus of $10,000, which is not performance-based. Each such director was entitled to reimbursement for expenses incurred in carrying out his duties as director.

The following table sets forth all compensation provided to the independent directors of Harvest for the most recently completed financial year ended December 31, 2016. The non-independent directors received no compensation for carrying out their duties as directors.

Name	Fees Earned ($)
Allan Buchignani	60,596
Randall Henderson	57,101
Richard Kines	54,088

(13)	Please note that 2016 was a leap year and annual compensation was adjusted accordingly.

C. Board Practices

TERM OF OFFICE

Directors are elected or appointed yearly at the annual meeting and the terms of office of all directors expire at the following annual meeting; see Item 6A above for the period that each Director has served in their current term of office. Directors do not have service contracts with the company providing for benefits upon termination.

AUDIT COMMITTEE

At December 31, 2016 the members of the Audit Committee were Randall Henderson, Allan Buchignani and Richard Kines.

Name (Director Since)	Principal Occupation & Biography
Randall Henderson (May 2013) Other Canadian Public Board of Director Memberships Cortex Business Solutions Inc.

Mr. Henderson is a senior finance executive and corporate director who consults to the Board of Directors and executive management teams of both publicly- traded and private entities. He is President of Henderson Corporate Financial Consulting Inc. and a director and chairman of the Board of Cortex Business Solutions Inc. Since 2001, Mr. Henderson has served in either a full- time or consulting capacity as the Chief Financial Officer of several significant public and private entities. In 2003, he was nominated for Canada's CFO of the Year Award. He is a member of the Canadian Institute of Chartered Accountants (CICA) and is an executive leadership program alumnus of the Stanford Business School of Stanford University. In 2008, he was awarded the Corporate Finance (CF) designation by the CICA. In 2009, he successfully completed the Directors Education Program offered by the Institute of Corporate Directors of Canada and was awarded its designation of ICD.D.

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

MANDATE AND RESPONSIBILITIES OF AUDIT COMMITTEE

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

D. Employees

Harvest has reduced its total workforce from 2014 to 2016 as a result of corporate re-organization and ongoing divestiture activities.

The number of full-time and part-time employees as at December 31 for each of the past three financial years was as follows:

	Conventional		Oil Sands	Total
	Corporate	Field
2016	158	99	24	281
2015	249	116	37	402
2014	339	146	65	550

E. Share Ownership

None of the individuals listed in Item 6B own shares of Harvest as 100% of the issued and outstanding shares of the Corporation are owned by KNOC.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

KNOC owns 100% of the 458,766,467 issued and outstanding common shares of Harvest at December 31, 2016 (see Item 4.A of this annual report for more information on KNOC); this information remains unchanged as at the date of this annual report. KNOC is a leading international oil and gas exploration and production company wholly owned by the Government of Korea.

B. Related Party Transactions

Other than as disclosed in Notes 12, 13 and 25 of the consolidated financial statements contained in Item 18 of this annual report, there have been no material related party transactions from the commencement of the 2016 fiscal year to the date of this annual report.

C. Interests of Experts

Not applicable.

ITEM 8. FINANCIAL INFORMATION

A. Consolidated Statements and Other Financial Information

FINANCIAL STATEMENTS

See Item 18 “Financial Statements” of this annual report for the audited consolidated financial statements. For information regarding the Corporation’s export sales, please see Item 4.B “Business Overview”.

LEGAL PROCEEDINGS

The Company is involved in various claims and litigation arising in the normal course of business. While the outcome of these matters is uncertain and there can be no assurance that such matters will be resolved in the Company's favour, the Company does not currently believe that the outcome of adverse decisions in any pending or threatened proceedings related to these or other matters or amount which it may be required to pay by reason thereof would have a material adverse impact on its financial position, results of operations or liquidity.

An action in the Court of Queen’s Bench of Alberta, as well as a formal Notice of Arbitration pursuant to an engineering, procurement and construction contract, were filed against Harvest in January 2017 by GS Engineering & Construction Corp (“GSE&C”) of Korea. GSE&C was the prime contractor responsible for the development of Harvest’s BlackGold oil sands project. A dispute has arisen in connection with a series of ‘deferred payments’ owing to GSE&C and due to be paid over an eight year period totalling up to $75,892,259. GSE&C alleges that Harvest has missed a payment of $9,486,523 in April 2016 and further alleges that, as a result, the entire remaining balance of the deferred payment is due and owning. Harvest acknowledges the 2016 payment was not made, but disputes the allegation that it is in breach of contract. A post-contract audit conducted by PricewaterhouseCoopers has uncovered material non-compliant invoicing irregularities under the GSE&C contract for amounts that exceed many years’ worth of deferred payments. Per express terms in the relevant contracts regarding audit findings, Harvest is entitled to withhold payments that would otherwise be considered owing until such audit findings are resolved. Harvest intends to vigorously defend the claims made against it.

There were no penalties or sanctions imposed against Harvest or any subsidiary of Harvest by a court relating to securities legislation or by a securities regulatory authority during the year ended December 31, 2016 or any other penalties or sanctions imposed by a court or regulatory body against Harvest or any subsidiary of Harvest that would likely be considered important to a reasonable investor in making an investment decision. No settlement agreements were entered into by Harvest or any subsidiary of Harvest with a court relating to securities legislation or with a securities regulatory authority during the year ended December 31, 2016.

DIVIDEND POLICY

The Corporation does not currently distribute dividends. See “Capital Resources” under Item 5 for discussion of limitations imposed on dividends by debt covenants.

B. Significant Changes

Except as otherwise disclosed in this annual report, there have been no material changes in our financial position, operations or cash flows since December 31, 2016.

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

REGISTRATION AND POWERS

The Corporation is registered under Corporate Access Number 2015335496 and is the result of an amalgamation filed May 1, 2010 under the ABCA. The amalgamating corporations were KNOC Canada Ltd., Harvest Operations Corp. and 1206582 Alberta ULC. Companies incorporated or amalgamated under the ABCA have the capacity and, subject to the ABCA, the rights, powers and privileges of a natural person. Under the ABCA no bylaws are required to confer any particular power on a corporation or its directors, but if there are restrictions in its articles on the business carried on or exercised, the corporation shall not carry on or exercise such business. Harvest has no such restrictions in its articles of amalgamation (“Articles.”).There are no stated objects or purposes as would be applicable in a memorandum of association jurisdiction. References to “Bylaws” in the following shall mean the bylaws of Harvest, Bylaw No.1 and Bylaw No. 2.

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

C. Material Contracts

2⅓ % SENIOR NOTES

The following is a summary of the material attributes and characteristics of the 2⅓ % Senior Notes:

The 2⅓ % Senior Notes were issued on June 16, 2016 as a result of the partial exchange of the 6⅞% Senior Notes, at an exchange ratio of US$900 principal amount of the 2⅓ % Senior Notes for each US$1,000 principal amount of the 6⅞% Senior Notes. US$217.5 million of the 6⅞% Senior Notes was exchanged for US$195.8 million 2⅓ % Senior Notes. The 2⅓ % Senior Notes mature on April 14, 2021. Interest on the 2⅓ % Senior Notes is paid semi-annually in arrears on April 14 and October 14 of each year. The 2⅓ % Senior Notes are unsecured senior obligations of the Corporation and rank equally with its existing and future unsecured senior indebtedness. KNOC has fully, unconditionally and irrevocably guaranteed the 2⅓ % Senior Notes. The notes are not redeemable prior to maturity except upon the occurrence of certain events related to tax law. Upon the occurrence of a Change in Control, each holder of the 2⅓ % Senior Notes will have the right to require Harvest to redeem all or any part of such holder’s 2⅓ % Senior Notes at a redemption price equal to 100% of the principal amount thereof plus accrued and unpaid interest. The 2⅓ % Senior Notes are listed on the Singapore Exchange.

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

CREDIT FACILITY

Until February 24, 2017, the Credit Facility was a $1 billion revolving credit facility that matured on April 30, 2017, with a syndicate of nine financial institutions. The Credit Facility was secured by KNOC’s guarantee (up to $1.0 billion) and by a first floating charge over all of the assets of Harvest.

Harvest paid a floating interest rate based on a margin pricing grid based on the credit ratings of KNOC over all of the assets of Harvest and its material subsidiaries. As at December 31, 2016, $893.5 million was drawn on the Credit Facility plus $9.9 million of letters of credit.

In addition to the standard representations, warrants and covenants commonly contained in a credit facility, the Credit Facility agreement contained the following covenants, among others:

(a)	A requirement to ensure Harvest and its material subsidiaries’ tangible assets of at least 60% of consolidated tangible assets;

(b)	A requirement to provide cash collateral for the excess, if any, of month end net mark to market hedge liabilities less $100 million, or for month end cash management obligations less $75 million;

(c)

A limitation on the payment of distributions to shareholders except for permitted distributions. The basis for permitted distributions include allowed aggregate distributions for the most recent fiscal quarters (including the amount of the proposed distribution) in amounts less than EBITDA(1) minus capital expenditures, cash interest and cash taxes paid during the most recent four fiscal quarters by Harvest and its restricted subsidiaries. As well as there is a provision for other allowed distributions to the extent of proceeds received by Harvest after March 15, 2015 from the issuance of equity or intercompany subordinated debt; and for additional cumulative distributions of $100,000,000; and

(1) EBITDA is the aggregate of the past four quarters Net Earnings plus: Interest and financing charges, future income tax expense, depletion, depreciation and amortization, unrealized gains/losses on risk management contracts, unrealized currency exchange gains/losses and other non-cash items.

(d)	Financial compliance covenant is as follows (compliance is certified quarterly for the relevant quarter or the fiscal year, as applicable): Total Debt to Capitalization(2) of 70% or less.

(2) The “Total Debt to Capitalization” covenant was amended on April 22, 2015. For the purposes of calculating this covenant, “Capitalization” will include total debt, related party loans and shareholder’s equity. On February 5, 2016, Harvest’s syndicate banks consented to waive the Total Debt to Capitalization covenant for the duration of the term of the Credit Facility.

On February 24, 2017, the Credit Facility was replaced with a $500 million revolving credit facility with a maturity date of February 24, 2020, with a syndicate of nine financial institutions. The Credit Facility continues to be guaranteed by KNOC up to $500 million and is secured by a first floating charge over all of the assets of Harvest. Harvest continues to pay a floating interest rate based on a margin pricing grid based on the credit ratings of KNOC over all of the assets of Harvest and its material subsidiaries. The current rates are Canadian Dollar Offered Rate plus 90 basis point on Canadian dollar drawn balances and LIBOR plus 90 basis points on US dollar drawn balances. As at April 18, 2017, $441.6 million was drawn from the Credit Facility.

In addition to the standard representations, warrants and covenants commonly contained in a credit facility, the Credit Facility agreement contains the following covenants, among others:

(a)	A requirement to ensure Harvest and its material subsidiaries’ tangible assets constitute at least 60% of consolidated tangible assets;

(b)

A requirement to provide cash collateral for the excess, if any, of month end net mark to market hedge liabilities less US$100 million, or for month end cash management obligations less $75 million; and

(c)

A limitation on the payment of distributions to shareholders except for permitted distributions. The basis for permitted distributions include allowed aggregate distributions for the most recent fiscal quarters (including the amount of the proposed distribution) in amounts less than EBITDA(1) minus capital expenditures, cash interest and cash taxes paid during the most recent four fiscal quarters by Harvest and its restricted subsidiaries. As well as there is a provision for other allowed distributions to the extent of US$171,000,000 plus proceeds received by Harvest after February 24, 2017 from the issuance of equity or intercompany subordinated debt; and for additional cumulative distributions of $50,000,000.

(1) EBITDA is the aggregate of the past four quarters Net Earnings plus: Interest and financing charges, future income tax expense, depletion, depreciation and amortization, unrealized gains/losses on risk management contracts, unrealized currency exchange gains/losses and other non-cash items.

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

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Quantitative and qualitative disclosures of market risk as at December 31, 2016 can be found in Note 16 of the Corporation’s December 31, 2016 consolidated financial statements included under Item 18 of this annual report. All market risk sensitive instruments are entered into for purposes other than trading.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15. CONTROLS AND PROCEDURES

DISCLOSURE CONTROLS AND PROCEDURES

Under the supervision of the Chief Executive Officer and Chief Financial Officer, the Corporation has evaluated the effectiveness of its disclosure controls and procedures as of December 31, 2016 as defined under the rules adopted by the U.S. Securities and Exchange Commission. Based on this evaluation, the Chief Executive Officer and Chief Financial Officer have concluded that as of December 31, 2016, the disclosure controls and procedures were effective to ensure that information required to be disclosed by Harvest in reports it files or submits to U.S. securities authorities was recorded, processed, summarized and reported within the time period specified in U.S. securities laws and was accumulated and communicated to management, including its Chief Executive Officer and Chief Financial Officer, to allow timely decisions regarding required disclosures.

INTERNAL CONTROL OVER FINANCIAL REPORTING

Management is responsible for establishing and maintaining internal control over our financial reporting. Our internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and preparation of financial statements for external purposes. Management, with the participation of our Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of our internal control over financial reporting as of December 31, 2016. The evaluation was based on the Internal Control – Integrated Framework (2013) issued by the Audit Committee of Sponsoring Organizations of the Treadway Commission. Based on our evaluation, management concluded that our internal control over financial reporting was effective as of December 31, 2016.

Because of its inherent limitations, disclosure controls and procedures and internal control over financial reporting may not prevent or detect misstatements, errors or fraud. Control systems, no matter how well conceived or operated, can provide only reasonable, but not absolute, assurance that the objectives of the control systems are met.

CHANGES IN CONTROL OVER FINANCIAL REPORTING

There were not any significant changes in internal controls over financial reporting for the period ended December 31, 2016 that have materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting.

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

ITEM 16B. CODE OF ETHICS

Harvest has adopted a Code of Ethics that applies to its principal executive, financial and accounting officers, and other members of senior management. Specifically, this code applies to the Registrant’s President and Chief Executive Officer, Chief Financial Officer, and Chief Operating Officer. The Code of Ethics can be found on Harvest’s Corporate Governance website at http://www.harvestenergy.ca/corporate-overview/corporate-governance.html. There were no waivers or amendments to the Code of Ethics in 2016.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The aggregate fees billed by Harvest’s external auditors, KPMG LLP (“KPMG”) in the last two fiscal years for audit services are as follows:

For the year ended December 31	2016	2015
Audit Fees(1)	$541,640	$580,000
Tax Fees(2)	18,522	28,658
Total	$560,162	$608,658

(1)	Audit Fees represent the aggregate fees for services related to the audit of annual financial statements and review of quarterly financial statements.
(2)	Represents the aggregate fees billed for tax compliance, tax advice and tax planning in respect of the financial year.

The Audit Committee must first approve all non-audit or special services performed by any independent accountants. All remuneration provided to the Corporation's auditor and any independent accountants are also approved by the Audit Committee The Corporation’s auditor meets with the Audit Committee, without management present, at least annually and more often the request of either the Audit Committee or the auditor. The Audit Committee approved all services included in the table above. See Item 6.C “Board Practice” for Harvest’s pre-approval process.

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E. PURCHASE OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Not applicable.

ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G. CORPORATE GOVERNANCE

Not applicable.

ITEM 16H. MINE SAFETY DISCLOSURE

Not applicable.

ITEM 17. FINANCIAL STATEMENTS

Not applicable.

ITEM 18. FINANCIAL STATEMENTS

See F-pages following Item 19.

ITEM 19. EXHIBITS

1	Harvest's Articles of Amalgamation and Bylaws(2)

2.1	6⅞% Senior Notes Indenture, dated October 4, 2010(1)

2.2	2⅛% Senior Notes Fiscal Agency Agreement, dated May 14, 2013(3)

2.3	2⅓ % Senior Notes Fiscal Agency Agreement, dated June 16, 2016(8)

4.1	Amended and Restated Credit Agreement (Credit Facility) dated April 15, 2014(4)

4.2	Second Amended and Restated Credit Agreement dated April 22, 2015(5)

4.3	First Amending Agreement dated July 15, 2015(6)

4.4	Second Amended Agreement dated February 5, 2016(7)

4.5	Credit Facility agreement entered into February 24, 2017(9)

4.6	6⅞% Senior Notes Indenture, dated October 4, 2010(1)

4.7	2⅛% Senior Notes Fiscal Agency Agreement, dated May 14, 2013(3)

4.8	2⅓ % Senior Notes Fiscal Agency Agreement, dated June 16, 2016(8)

4.9	Term Loan entered into February 17, 2017(9)

4.10	Harvest's Articles of Amalgamation and Bylaws incorporated by reference to Item 19.1 of this annual report.

8	Refer to Item 4C “Organization Structure” of this annual report.

12.1	Chief Executive Officer Certification required by Rule 13a-14(a) or 15d-14(a)

12.2	Chief Financial Officer Certification required by Rule 13a-14(a) or 15d-14(a)

13.1	Chief Executive Officer Certification required by Rule 13a-14(b) or 15d-14(b)

13.2	Chief Financial Officer Certification required by Rule 13a-14(b) or 15d-14(b)

15.1	GLJ’s consent and Reserve Evaluation Procedure Report covering letter

(1)	Incorporated by reference to Form 6-K filed on June 20, 2011.
(2)	Incorporate by reference to Form 20-f filed on April 30, 2013
(3)	Incorporated by reference to Form 6-K filed on March 12, 2014
(4)	Incorporated by reference to Form 6-K filed on April 24, 2014
(5)	Incorporated by reference to Form 6-K filed on April 23, 2015
(6)	Incorporated by reference to Form 6-K filed on July 17, 2015
(7)	Incorporated by reference to Form 6-K filed on March 14, 2016
(8)	Incorporated by reference to Form 6-K filed on March 30, 2017
(9)	Incorporated by reference to Form 6-K filed on February 24, 2017

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Harvest Operations Corp.

/s/ Sungki Lee
Sungki Lee
Chief Financial Officer

Dated: April 18, 2017

INDEX

HARVEST OPERATIONS CORP. – AUDITED CONSOLIDATED FINANCIAL STATEMENTS

MANAGEMENT’S REPORT

In management’s opinion, the accompanying consolidated financial statements of Harvest Operations Corp. (the “Company”) have been prepared within reasonable limits of materiality and in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). Since a precise determination of many assets and liabilities is dependent on future events, the preparation of financial statements necessarily involves the use of estimates and approximations. These have been made using careful judgment and with all information available up to April 18, 2017. Management is responsible for the consistency, therewith, of all other financial and operating data presented in Management’s Discussion and Analysis for the year ended December 31, 2016.

To meet our responsibility for reliable and accurate financial statements, management has developed and maintains internal controls, which are designed to provide reasonable assurance that financial information is relevant, reliable and accurate, and that assets are safeguarded and transactions are executed in accordance with management’s authorization.

Under the supervision of our President and Chief Executive Officer and our Chief Financial Officer, we have conducted an evaluation of the effectiveness of our internal control over financial reporting based on the Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. We have concluded that as of December 31, 2016, our internal controls over financial reporting were effective.

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

(Signed)	(Signed)

Jeff Tooth	Sungki Lee
President & Chief Executive Officer	Chief Financial Officer

Calgary, Alberta
April 18, 2017

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholder and Directors of Harvest Operations Corp.

We have audited the accompanying consolidated statements of financial position of Harvest Operations Corp. as of December 31, 2016 and December 31, 2015 and the related consolidated statements of comprehensive loss, changes in shareholder’s equity (deficiency) and cash flows for each of the years in the three-year period ended December 31, 2016. These consolidated financial statements are the responsibility of Harvest Operations Corp.'s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting policies and principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Harvest Operations Corp. as of December 31, 2016 and December 31, 2015, and its consolidated financial performance and its consolidated cash flows for each of the years in the three-year period ended December 31, 2016 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

“signed” KPMG LLP

Chartered Professional Accountants

April 18, 2017
Calgary, Canada

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

As at		December 31, 2016	December 31, 2015
(millions of Canadian dollars)	Notes
Assets
Current assets
Accounts receivable	16	$44.3	$57.9
Prepaid expenses and other		7.0	11.6
Derivative contracts	16	1.1	—
		52.4	69.5
Non-current assets
Deferred income tax asset	19	711.5	711.5
Exploration and evaluation assets	10	14.1	33.0
Property, plant and equipment	9	2,388.9	2,845.6
Investments in joint ventures	12	107.7	119.5
Goodwill	11	100.3	149.0
		3,322.5	3,858.6
Total assets		$3,374.9	$3,928.1

Liabilities
Current liabilities
Accounts payable and accrued liabilities	16	$131.0	$166.8
Taxes payable	19	3.7	3.7
Current portion of provisions	17	16.0	45.7
Credit facility	13, 16	892.6	923.8
Current portion of long-term debt	14, 16	379.7	—
		1,423.0	1,140.0
Non-current liabilities
Long-term debt	14, 16	1,106.8	1,554.6
Related party loans	16, 25	—	629.9
Long-term liability	16, 18	66.0	67.7
Non-current provisions	17	675.1	811.2
		1,847.9	3,063.4
Total liabilities		$3,270.9	$4,203.4
Shareholder's equity (deficiency)
Shareholder's capital	25	4,593.3	3,860.8
Contributed surplus	15, 25	5.5	10.5
Deficit		(4,494.8)	(4,146.6)
Total shareholder's equity (deficiency)		104.0	(275.3)

Total liabilities and shareholder's equity (deficiency)		$3,374.9	$3,928.1

Commitments [Note 26]
Subsequent Events [Note 13]

The accompanying notes are an integral part of these consolidated financial statements.

On behalf of the Board of Directors:
(signed)	(signed)
Randall Henderson, Director	Allan Buchignani, Director

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

		For the Years Ended December 31
(millions of Canadian dollars)	Notes	2016	2015	2014

Petroleum and natural gas sales		$322.3	$510.3	$1,046.0
Royalties		(35.0)	(48.7)	(149.7)
Revenues		287.3	461.6	896.3

Expenses
Operating	20	166.6	265.6	330.5
Transportation and marketing		11.0	5.2	17.5
General and administrative	20	53.3	60.8	64.8
Depletion, depreciation and amortization	9	289.7	418.6	435.2
Exploration and evaluation	10	19.9	27.5	10.2
Loss from joint ventures	12	43.8	97.3	4.7
Losses (gains) on disposition of assets	9	(35.2)	1.7	(47.5)
Finance costs	21	145.4	138.1	95.3
Derivative contract losses	16	5.2	5.2	2.1
Foreign exchange loss (gain)	22	(39.9)	310.5	126.4
Gain on senior notes exchange	14	(36.0)	—	—
Loss on onerous contract	17	10.7	—	—
Impairment, net of reversals	9, 11	1.0	1,256.3	267.6
Loss from continuing operations before income tax		(348.2)	(2,125.2)	(410.5)
Current income tax expense	19	—	5.1	—
Deferred income tax recovery	19	—	(336.9)	(324.9)
Net loss from continuing operations		(348.2)	(1,793.4)	(85.6)

Net loss from discontinued operations	8	—	(15.5)	(354.6)
Net loss		$(348.2)	$(1,808.9)	$(440.2)

Other comprehensive loss ("OCL")
Items that may be reclassified to net income
Gain (loss) on designated cash flow hedges, net of tax	16, 24	—	(1.4)	1.3
Losses on foreign currency translation		—	—	(9.9)
Reclassification of cumulative foreign currency translation on disposal of subsidiary	24	—	—	44.1
Items that will not be reclassified to net income
Actuarial losses, net of tax	24	—	—	(5.7)
Comprehensive loss		$(348.2)	$(1,810.3)	$(410.4)

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDER’S EQUITY (DEFICIENCY)

					Accumulated
					Other
					Comprehensive	Total
		Shareholder’s	Contributed		Income (Loss)	Shareholder’s
(millions of Canadian dollars)	Notes	Capital	Surplus	Deficit	("AOCI")	Equity
Balance at December 31, 2013		$3,860.8	$4.3	$(1,893.2)	$(32.7)	$1,939.2
Gains on derivatives designated as cash flow hedges, net of tax	24	—	—	—	1.3	1.3
Losses on foreign currency translation	24	—	—	—	(9.9)	(9.9)
Reclassification of cumulative foreign currency translation losses on disposal of subsidiary	24	—	—	—	44.1	44.1
Actuarial losses, net of tax	24	—	—	—	(5.7)	(5.7)
Shareholder loan	25	—	6.0	—	—	6.0
Transfer of cumulative actuarial losses to deficit	24	—	—	(4.3)	4.3	—
Net loss		—	—	(440.2)	—	(440.2)
Balance at December 31, 2014		$3,860.8	$10.3	$(2,337.7)	$1.4	$1,534.8
Gains on derivatives designated as cash flow hedges, net of tax	24	—	—	—	(1.4)	(1.4)
Net loss		—	—	(1,808.9)	—	(1,808.9)
Shareholder loan	25	—	0.2	—	—	0.2
Net income						—
Balance at December 31, 2015		$3,860.8	$10.5	$(4,146.6)	$—	$(275.3)
Net loss		—	—	(348.2)	—	(348.2)
Shareholder cash contribution	25	—	5.3	—	—	5.3
Shareholder loan	25	732.5	(10.3)	—	—	722.2
Balance at December 31, 2016		$4,593.3	$5.5	$(4,494.8)	$—	$104.0

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENT OF CASH FLOWS

		Year Ended December 31
(millions of Canadian dollars)	Notes	2016	2015	2014
Cash provided by (used in) Operating Activities
Net loss		$(348.2)	$(1,808.9)	$(440.2)
Items not requiring cash
Loss from joint ventures	12	43.8	97.3	4.7
Depletion, depreciation and amortization	9	289.7	418.6	448.0
Non-cash finance costs	17, 21	53.0	54.7	27.1
Unrealized losses on derivative contracts	16	3.6	0.8	0.7
Unrealized loss (gain) on foreign exchange	22	(23.8)	308.3	103.3
Non-cash exploration and evaluation costs	10	19.9	27.5	9.4
Losses (gains) on disposition of assets	9	(35.2)	1.7	(47.7)
Gain on senior notes exchange	14	(36.0)	—	—
Deferred income tax recovery	19	—	(336.9)	(232.8)
Loss on onerous contract	17	10.7	—
Impairment, net of reversals	9	1.0	1,256.3	446.9
Loss on disposition of Downstream subsidiary	8	—	15.5	56.6
Other non-cash items		6.9	11.5	8.7
Settlement of decommissioning and environmental remediation
liabilities	17	(6.5)	(15.6)	(14.0)
Change in non-cash working capital	23	(12.2)	(66.2)	112.2
Cash from (used in) operating activities		$(33.3)	$(35.4)	$482.9

Financing Activities
Credit facility (repayment) borrowings, net	13	(42.1)	304.4	(169.4)
Repayment of promissory note		—	—	(12.3)
Borrowings from related party loans	25	65.3	148.5	120.0
Senior notes exchange costs	14	(5.2)	—	—
Capital contribution	25	5.3	—	—
Cash from (used in) financing activities		$23.3	$452.9	$(61.7)

Investing Activities
Additions to property, plant and equipment	9	(19.9)	(229.7)	(695.9)
Additions to exploration and evaluation assets	10	(1.0)	(1.2)	(22.3)
Property dispositions, net	9	74.3	41.2	237.4
Corporate acquisition, net of cash acquired	7	—	(34.9)	—
Investment in joint ventures	12	(47.4)	(93.0)	(26.7)
Distributions received from joint ventures	12	16.7	9.6	2.3
Net cash inflow from disposition of Downstream subsidiary	8	—	—	37.9
Change in non-cash working capital	23	(12.7)	(109.5)	47.1
Cash from (used) in investing activities		$10.0	$(417.5)	$(420.2)

Change in cash		—	—	1.0
Effect of exchange rate changes on cash		—	—	(1.0)
Cash, at beginning of the period		—	—	—
Cash, at end of the period		$—	$—	$—

Interest paid		$92.4	$75.5	$82.1

The accompanying notes are an integral part of these consolidated financial statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2016, 2015 and 2014
(Tabular amounts in millions of Canadian dollars unless otherwise indicated)

1.	Nature of Operations and Structure of the Company

Harvest Operations Corp. (“Harvest”, “HOC” or the “Company”) is an energy company in the business of the exploration, development, and production of crude oil, bitumen, natural gas and natural gas liquids in western Canada. Harvest has two reportable segments, Conventional and Oil Sands. For further information regarding these reportable segments, see note 6.

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

The consolidated financial statements were approved and authorized for issue by the Board of Directors on April 18, 2017.

On November 13, 2014, Harvest completed the sale of its wholly-owned subsidiary North Atlantic Refining Limited (“North Atlantic” or “Downstream”). Results of Downstream have been presented as discontinued operations and the comparative consolidated statements of comprehensive loss have been adjusted to show the discontinued operation separately from continuing operations (also see note 8 – Discontinued Operations).

Basis of Measurement
The consolidated financial statements have been prepared on the historical cost basis except for derivative financial instruments, which are measured at fair value.

Functional and Presentation Currency

In these consolidated financial statements, unless otherwise indicated, all dollar amounts are expressed in Canadian dollars, which is the Company’s functional currency. All references to US$ are to United States dollars.

3.	Changes in Accounting Policy

(a)	New and amended accounting standards adopted

There were no new or amended accounting standards or interpretations that had a significant impact on the consolidated financial statements during the year ended December 31, 2016.

(b)	New standards and interpretation issued but not yet adopted

We have considered the accounting standards that will be issued in the future that may have a material impact on the financial statements which are outlined below.

On May 28, 2014, the IASB issued IFRS 15 “Revenue from Contracts with Customers”, which specifies how and when to recognize revenue as well as requiring entities to provide users of financial statements with more disclosure. In April 2016, the IASB issued its final amendments that provide new examples and clarification on how the principles should be applied. The standard supersedes IAS 18 “Revenue”, IAS 11 “Construction Contracts”, and related interpretations. IFRS 15 will be effective for annual periods beginning January 1, 2018. Application of the standard is mandatory and early adoption is permitted. Harvest is currently evaluating the impact of adopting IFRS 15 on its consolidated financial statements.

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

In January 2016, the IASB issued IFRS 16 “Leases” to replace IAS 17 “Leases”. IFRS 16 requires lessees to recognize most leases on the statement of financial position using a single recognition and measurement model. IFRS 16 will be effective for annual periods beginning on or after January 1, 2019, with earlier adoption permitted if the entity is also applying IFRS 15. IFRS 16 will be applied by Harvest on January 1, 2019. Harvest is currently evaluating the impact on its consolidated financial statements.

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

The financial statements of the subsidiaries are prepared for the same reporting period as Harvest, using consistent accounting policies. The consolidated financial statements of the Company include the following material subsidiaries:

Subsidiary	Principal activities	Country of	% Equity
		incorporation	interest
Harvest Breeze Trust No. 1	Oil exploration and production	Canada	100
Harvest Breeze Trust No. 2	Oil exploration and production	Canada	100
Breeze Resources Partnership	Oil exploration and production	Canada	100
Hay River Partnership	Oil exploration and production	Canada	100
North Atlantic Refining Limited(1)	Petroleum refining and marketing	Canada	100

(1)	Sold on November 13, 2014 (see note 8 – Discontinued Operations)

(b)	Interests in Joint Arrangements

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

Revenues associated with the sale of crude oil, natural gas, natural gas liquids and refined products are recognized when significant risk and rewards of ownership have been transferred, which is considered to occur when title passes to customers and payment has either been received or collection is reasonably certain. Revenues for retail services related to Downstream operations were recorded when the services were provided. Revenues are measured at the fair value of the consideration received or receivable.

(d)	Property, Plant, and Equipment (“PP&E”) and Exploration and Evaluation (“E&E”) Assets

(i)	Conventional and Oil sands

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

Development costs

The Conventional and Oil Sands PP&E generally represent costs incurred in acquiring and developing proved and/or probable reserves, and bringing in or enhancing production from such reserves. Development costs include the initial purchase price and directly attributable costs relating to land and mineral leases, geological and seismic studies, property acquisitions, development drilling, construction of gathering systems and infrastructure facilities, decommissioning costs, transfers from E&E assets, and for qualifying assets, borrowing costs. These costs are accumulated on a field or an area basis (major components).

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

For assets excluding goodwill, an assessment is made at each reporting date as to whether there is any indication that previously recognized impairment losses may no longer exist or may have decreased. If such indication exists, the previously recognized impairment loss is reversed. The reversal is limited so that the carrying amount of the asset does not exceed its recoverable amount, nor exceed the carrying amount that would have been determined, net of depreciation, had no impairment loss been recognized for the asset in prior periods. Such reversal is recognized in the consolidated statements of comprehensive loss.

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

(f)	Assets Held for Sale and Discontinued Operations

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

For the purpose of impairment testing, goodwill acquired in a business combination is, from the acquisition date, allocated to the operating segment that is expected to benefit from the combination. Goodwill is carried at cost less impairment and is not amortized.

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

Provisions are recognized when the Company has a present obligation (legal or constructive) as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation. Where the Company expects some or all of a provision to be reimbursed, for example, under an insurance contract, the reimbursement is recognized as a separate asset but only when the reimbursement is virtually certain. The expenses relating to provisions are generally presented in the consolidated statements of comprehensive loss net of any reimbursement except for decommissioning liabilities. If the effect of the time value of money is material, provisions are discounted using a current discount rate that reflects, where appropriate, the risks specific to the liability. Where discounting is used, the increase in the provision due to the passage of time is recognized as a finance cost.

(ii)	Decommissioning Liabilities

Harvest recognizes the present value of decommissioning liabilities as a liability in the period in which it incurs a legal obligation associated with the retirement of tangible long-lived assets that result from the acquisition, construction, development, and normal use of the assets. Harvest uses a risk-free rate to estimate the present value of the expenditure required to settle the present obligation at the reporting date. The associated decommissioning costs are capitalized as part of the carrying amount of the related asset and the obligation is adjusted at the end of each period to reflect the passage of time and changes in the estimated future cash flows underlying the obligation. The increase in the provision due to the passage of time is recognized as finance costs whereas changes in the estimated future cash flows are capitalized. Actual costs incurred upon settlement of the decommissioning obligation are charged against the decommissioning liabilities.

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

Deferred tax assets are recognized for all deductible temporary differences, the carry-forward of unused tax credits and any unused tax losses, to the extent that it is probable that future taxable profits will be available against which the temporary difference can be utilized. Deferred tax assets, both recognized and unrecognized are reviewed at each reporting date and are adjusted to the extent that it is probable that the related tax benefit will be realized.

(j)	Post-Employment Benefits

Prior to its disposal, Harvest’s Downstream operations maintained a defined benefit pension plan and a defined benefit health care plan, which cover the majority of its employees and their surviving spouses.

The cost of providing the defined pension benefits and other post[ ]retirement benefits was actuarially determined by an independent actuary using the projected unit credit method reflecting management’s best estimates of discount rates, rate of compensation increase, retirement ages of employees, and expected health care costs. The benefit plan expenses included the current service costs and the net interest expense on the net obligation. Net interest expense was calculated by applying the discount rate to the net defined benefit asset or liability. Prior to the disposal, Harvest recognized the benefit plan expenses under operating expenses in the consolidated statements of comprehensive loss. Harvest did not have any past service costs arising from plan amendments, curtailment or restructuring.

Pension plan assets were measured at fair values with the difference between the fair value of the plan assets and the total employee benefit obligation recorded on the statement of financial position. Actuarial gains or losses were recognized in other comprehensive income immediately, and were not reclassified to the consolidated statements of comprehensive loss in subsequent periods.

(k)	Currency Translation

Foreign currency-denominated transactions are translated to the respective functional currencies of Harvest’s entities at exchange rates at the date of the transactions. Non-monetary items measured at historical cost are not subsequently re-translated. Monetary assets and liabilities denominated in foreign currencies are converted into Harvest’s functional currencies at the exchange rate at the reporting date. Conversion gains and losses on monetary items are included in the consolidated statements of comprehensive loss in the period in which they arise.

Harvest’s Downstream operations’ functional currency was the U.S. dollar, while Harvest’s presentation currency is the Canadian dollar. Therefore, the Downstream operations’ assets and liabilities were translated at the period-end exchange rates, while revenues and expenses were translated using monthly average rates. Up until the disposal of Downstream, translation gains and losses relating to the foreign operations were included in accumulated other comprehensive income as a separate component of shareholder’s equity. Upon disposal, the cumulative foreign currency translation differences were reclassified to the consolidated statements of comprehensive loss.

(l)	Financial Instruments

Harvest recognizes financial assets and financial liabilities, including derivatives, on the consolidated statements of financial position when the Company becomes a party to the contract. Financial liabilities are removed from the consolidated financial statements when the liability is extinguished either through settlement of or release from the obligation of the underlying liability. Financial assets are derecognized when the rights to receive cash flows from the assets have expired or when the Company has transferred substantially all risks and rewards of ownership.

Financial assets, financial liabilities and derivatives are measured at fair value on initial recognition. Measurement in subsequent periods depends on the financial instrument’s classification, as described below.

•

Fair value through profit or loss
Financial assets and liabilities classified as held-for-trading or designated as at fair value through profit or loss are initially recognized and subsequently measured at fair value with changes in those fair values charged immediately to earnings.

•	Held-to-maturity investments, loans and receivables and other financial liabilities

Held-to-maturity investments, loans and receivables, and other financial liabilities are initially recognized at fair value, net of directly attributable transaction costs, and are subsequently measured at amortized cost using the effective interest method.

•	Available-for-sale financial assets

Non-derivative financial assets may be designated as available for sale so long as they are not classified in another category above. Available-for-sale financial assets are initially recognized at fair value, net of directly attributable transaction costs, and are subsequently measured at fair value with changes in fair value recognized in OCI, net of tax. Transaction costs related to the purchase of available-for-sale assets are recognized in the statements of income. Amounts recognized in OCI for available-for-sale financial assets are charged to earnings when the asset is derecognized or when there is a significant or prolonged decrease in the value of the asset.

Financial assets and liabilities are offset and the net amount is reported on the balance sheet when there is a legally enforceable right to offset the recognized amounts, and there is an intention to settle on a net basis, or realize the asset and settle the liability simultaneously.

Commodity contracts that are entered into and continue to be held for the purpose of the receipt or delivery of commodity in accordance with the Company’s expected purchase, sale or usage fall within the normal purchase or sale exemption and are accounted for as executory contracts.

(m)	Hedges

Harvest uses derivative financial instruments such as foreign currency contracts and financial commodity contracts to hedge its foreign currency risks and commodity price risks. Such derivative financial instruments are initially recognized at fair value on the date on which a derivative contract is entered into and are subsequently remeasured at fair value. Derivatives are carried as financial assets when the fair value is positive and as financial liabilities when the fair value is negative. Any gains or losses arising from changes in the fair value of derivatives are recorded in the consolidated statements of comprehensive income or loss, except for the effective portion of cash flow hedges, which is recognized in other comprehensive loss.

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

The effective portion of the gain or loss on the hedging instrument is recognized directly in other comprehensive loss, while any ineffective portion is recognized immediately in the consolidated statements of comprehensive loss. Amounts recognized in other comprehensive loss are transferred to the consolidated statements of comprehensive loss when the hedged transaction affects net income, such as when the hedged forecasted transaction occurs. Where the hedged item is the cost of a non-financial asset or non-financial liability, the amounts recognized in other comprehensive loss are transferred to the initial carrying amount of the non-financial asset or liability.

If the forecast transaction is no longer expected to occur, the cumulative gain or loss previously recognized in other comprehensive loss is transferred to the consolidated statements of comprehensive loss. If the hedging instrument expires or is sold, terminated or exercised without replacement or rollover, or if its designation as a hedge is revoked, any cumulative gains or losses previously recognized in other comprehensive loss remain in other comprehensive loss until the forecast transaction affects the consolidated statements of comprehensive loss.

(n)	Leases

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

(o)	Fair Value Measurement

Harvest measures derivatives at fair value at each balance sheet date and, for the purposes of business combinations and impairment testing, uses FVLCD to determine the fair value of some of its non-financial assets.

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

For assets and liabilities that are recognized in the consolidated financial statements on a recurring basis, Harvest determines whether transfers have occurred between levels in the hierarchy by reassessing categorization (based on the lowest-level input that is significant to the fair value measurement as a whole) at the end of each reporting period.

5.	Significant Accounting Judgments, Estimates and Assumptions

The preparation of financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates. Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected. Harvest has identified the following areas where significant estimates and judgments are required. Further information on each of these areas and how they impact various accounting policies are described below and also in relevant notes to the consolidated financial statements. Changes in estimates are accounted for prospectively.

(a)	Joint arrangements (note 4(b) and 12)

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

In addition, judgment is required in determining whether joint arrangement structured through a separate vehicle is a joint operation or joint venture and involves determining whether the legal form and contractual arrangements give the Company direct rights to the assets and obligations for the liabilities. Other facts and circumstances are also assessed by management, including but not limited to, the Company’s rights to the economic benefits of assets and its involvement and responsibility for settling liabilities associated with the arrangement. This often requires significant judgment. A different conclusion about both joint control and whether the arrangement is a joint venture or joint operation may materially impact the accounting.

On April 23, 2014, Harvest entered into two joint arrangements with KERR Canada Co. Ltd. (“KERR”): Deep Basin Partnership (“DBP”) and HK MS Partnership (“HKMS”) (also see note 12). Unanimous consent must be obtained from the shareholders for decisions about relevant activities that impact the returns on investment. Such activities include but are not limited to the approval of the overall capital program and budget. Based on management’s assessment, Harvest concluded that both joint arrangements are joint ventures as neither KERR nor Harvest has a direct interest in the underlying assets or liabilities. These joint ventures have been recognized using the equity method of accounting. However, based on the terms of the agreement, which provide for differing proportions of earnings based on ownership percentages that are not representative of the economic substance, Harvest cannot simply apply its percentage ownership to pick up the net income from these joint ventures. Therefore, Harvest applies a hypothetical liquidation at book value (“HLBV”) method to calculate its equity share of net income for each reporting period. HLBV takes a balance sheet approach in calculating the earnings Harvest should recognize based on the change in Harvest’s economic interest in the net assets in the partnerships under the provisions of the joint venture agreements in a liquidation scenario.

(b)	Reserves (note 4(d), 9 and 11)

The provision for depletion and depreciation of Conventional assets is calculated on the unit-of-production method based on proved developed reserves. As well, reserve estimates impact net income through the application of impairment tests. Provision for Conventional and Oil Sand’s decommissioning liability may change as changes in reserve lives affect the timing of decommissioning activities. The recognition and carrying value of deferred income tax assets relating to the Conventional and Oil Sands segments may change as reserve estimates impact Harvest’s estimates of the likely recoverability of such assets.

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

As the economic assumptions used may change, such changes may impact the reported financial position and results, which include E&E, PP&E, goodwill, DD&A, provisions for decommissioning liabilities and deferred tax assets. On an annual basis, the Company engages qualified, independent reserves evaluators to evaluate Harvest’s reserves data. Significant judgment is required to determine the future economic benefits of the oil and gas assets and in turn, to derive the proper DD&A estimate. This includes the interpretation and application of reserves estimates, the selection of the reserves base for the unit of production (“UOP”) calculation and the matching of capitalized costs with the benefit of production. The calculation of the UOP rate of DD&A will be impacted to the extent that actual production in the future is different from current forecasted production based on total proved reserves or future development cost estimate changes.

(c)	Impairment of long-lived assets (note 4(d), 9 and 11)

Long-lived assets (goodwill and PP&E) are aggregated into CGUs based on their ability to generate largely independent cash inflows and are used for impairment testing. The determination of the Company's CGUs is subject to significant judgment; product type, internal operational teams, geology and geography were key factors considered when grouping Harvest’s oil and gas assets into the CGUs. During 2016, Harvest re-aligned certain CGUs with its current asset base as a result of ongoing divestiture activity and corporate re-organization.

PP&E is tested for impairment when indications of impairment exist. PP&E impairment indicators include declines in commodity prices, production, reserves and operating results, cost overruns and construction delays. The determination of whether such indicators exist requires significant judgment.

E&E impairment indicators include expiration of the right to explore and cessation of exploration in specific areas, lack of potential for commercial viability and technical feasibility and when E&E costs are not expected to be recovered from successful development of an area. The determination of whether such indicators exist requires significant judgment and directly impact the timing and amount of impairment. These assumptions may change as new information become available. If, after E&E expenditure is capitalized, information becomes available suggesting that the recovery of the expenditure is unlikely, the relevant capitalized amount is written off in the consolidated statements of comprehensive loss in the period when the new information becomes available.

The recoverable amounts of CGUs and individual assets are determined based on the higher of VIU calculations and estimated FVLCD. To determine the recoverable amounts under VIU, Harvest uses reserve estimates for both the Conventional and Oil Sands operating segments. The estimates of reserves, future commodity prices, discount rates, operating expenses and future development costs require significant judgments. FVLCD is determined using judgments, see note 5(f) below for further discussion.

(d)	Provisions (note 4(h) and 17)

In the determination of the decommissioning liability provision, management is required to make a significant number of estimates and assumptions with respect to activities that will occur in the future including the ultimate amounts and timing of settlements, inflation factors, discount rates, emergence of new restoration techniques and expected changes in legal, regulatory, environmental and political environments. A change in any one of the assumptions could impact the estimated future obligation and in return, net income and in the case of decommissioning liabilities, PP&E. The provisions at the reporting date represents management’s best estimate of the present value of the future decommissioning costs required.

(e)	Income taxes (note 4(i) and 19)

Tax interpretations, regulations and legislation in the various jurisdictions in which Harvest and its subsidiaries operate are subject to change. The Company is also subject to income tax audits and reassessments which may change its provision for income taxes. Therefore, the determination of income taxes is by nature complex, and requires making certain estimates and assumptions.

Harvest recognizes the net deferred tax benefit related to deferred tax assets to the extent that it is probable that the deductible temporary differences will reverse in the foreseeable future. Assessing the recoverability of deferred tax assets requires the Company to make significant estimates related to expectations of future taxable income. Estimates of future taxable income are based on forecast cash flows from operations (which are impacted by production and sales volumes, oil and natural gas prices, reserves, operating costs, capital expenditures, general and administrative expenses and finance costs) and the judgment about the application of existing tax laws in each jurisdiction. To the extent that future cash flows and taxable income differ significantly from estimates, the ability of the Company to realize the net deferred tax assets recorded at the reporting date could be impacted.

(f)	Fair value measurements (note 4(d), 4(o), 9, 11 and 16)

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

Harvest’s operating segments are determined based on information regularly reviewed for the purposes of decision making, allocating resources and assessing operational performance by Harvest’s chief operating decision makers. The Company’s reportable segments are:

•	Conventional, which consists of exploration, development, production and subsequent sale of petroleum, natural gas and natural gas liquids in western Canada.
•

Oil Sands, which is the BlackGold oil sands project located near Conklin, Alberta. Phase 1 of the project is designed to produce 10,000 barrels of bitumen per day. The project is currently in the commissioning phase and the decision to complete commissioning of the central processing facility and commence steam injection depends on a number of factors including the bitumen price environment.

	Year ended December 31
	Conventional			Oil Sands			Total
	2016	2015	2014	2016	2015	2014	2016	2015	2014
Petroleum and natural gas sales	$322.3	$510.3	$1,046.0	$—	$—	$—	$322.3	$510.3	$1,046.0
Royalties	(35.0)	(48.7)	(149.7)	—	—	—	(35.0)	(48.7)	(149.7)
Revenues	287.3	461.6	896.3	—	—	—	287.3	461.6	896.3

Expenses
Operating	155.9	251.5	330.5	10.7	14.1	—	166.6	265.6	330.5
Transportation and marketing	11.0	5.2	17.5	—	—	—	11.0	5.2	17.5
General and administrative	51.1	57.7	64.8	2.2	3.1	—	53.3	60.8	64.8
Depletion, depreciation and amortization	289.1	418.1	435.2	0.6	0.5	—	289.7	418.6	435.2
Exploration and evaluation	19.9	27.5	10.2	—	—	—	19.9	27.5	10.2
Losses (gains) on disposition of assets	(35.2)	1.7	(47.5)	—	—	—	(35.2)	1.7	(47.5)
Derivative contract losses	5.2	5.2	2.1	—	—	—	5.2	5.2	2.1
Impairment, net of reversals	1.0	765.3	267.6	—	491.0	—	1.0	1,256.3	267.6
Loss on onerous contract	10.7	—	—	—	—	—	10.7	—	—
Loss from joint ventures	43.8	97.3	4.7	—	—	—	43.8	97.3	4.7
Operating loss	$(265.2)	$(1,167.9)	$(188.8)	$(13.5)	$(508.7)	$—	$(278.7)	$(1,676.6)	$(188.8)

Finance costs							145.4	138.1	95.3
Foreign exchange losses (gains)							(39.9)	310.5	126.4
Gain on senior notes exchange							(36.0)	—	—
Current income tax expense							—	5.1	—
Income tax recovery							—	(336.9)	(324.9)
Net loss from continuing operations							$(348.2)	$(1,793.4)	$(85.6)
Net loss from discontinued operations							—	(15.5)	(354.6)
Net loss							$(348.2)	$(1,808.9)	$(440.2)

	Year Ended December 31
	Conventional			Oil Sands			Total
Capital Additions	2016	2015	2014	2016	2015	2014	2016	2015	2014
Additions to PP&E	$18.0	$145.3	$386.2	$1.9	$66.0	$283.5	$19.9	$211.3	$669.7
Additions to E&E	1.0	1.2	22.3	—	—	—	1.0	1.2	22.3
Corporate acquisition	—	51.8	—	—	—	—	—	51.8	—
PP&E & E&E dispositions, net of acquisitions	(170.2)	(130.5)	(301.1)	—	—	0.2	(170.2)	(130.5)	(300.9)
Net capital additions (disposals)	$(151.2)	$67.8	$107.4	$1.9	$66.0	$283.7	$(149.3)	$133.8	$391.1

	Investments in
	Joint Ventures	PP&E	E&E	Goodwill	Total Assets
December 31, 2016
Conventional	$107.7	$1,380.1	$14.1	$100.3	$2,366.0
Oil Sands	—	1,008.8	—	—	1,008.9
Total	$107.7	$2,388.9	$14.1	$100.3	$3,374.9

December 31, 2015
Conventional	$119.5	$1,835.0	$33.0	$149.0	$2,917.9
Oil Sands	—	1,010.6	—	—	1,010.2
Total	$119.5	$2,845.6	$33.0	$149.0	$3,928.1

7.	Business Combination

On February 27, 2015, Harvest acquired all of the issued and outstanding common shares of Hunt Oil Company of Canada, Inc. (“Hunt”). Hunt was a private oil and gas company with operations immediately offsetting Harvest’s lands and production in the Deep Basin area of Alberta.

The acquisition was accounted for as a business combination. The fair values of identifiable assets and liabilities, including interim adjustments as at the date of acquisition were:

Consideration
Cash	$37.1
37.1

Fair value of net assets acquired
Cash	$2.2
Accounts receivable	0.6
Prepaid expenses	0.2
Property, plant and equipment	45.1
Exploration and evaluation assets	6.7
Accounts payable and accrued liabilities	(6.1)
Decommissioning liability	(3.2)
Deferred income tax liability	(8.4)
$37.1

These consolidated financial statements incorporate the results of operations of Hunt from February 27, 2015. For the year ended December 31, 2015, the assets acquired contributed $2.6 million of revenues and $1.4 million to revenues less operating and transportation expenses. If the acquisition had been completed on the first day of 2015, Harvest’s revenues for the year ended December 31, 2015 would have been $0.5 million higher and revenues less operating and transportation expenses would have been $0.3 million higher.

On October 1, 2015, the property, plant & equipment and exploration and evaluation assets were contributed to the Deep Basin Partnership (see note 12 – Investment in Joint Ventures and note 9 – PP&E).

8.	Discontinued Operations

Downstream operations included the purchase and refining of crude oil at a medium gravity sour crude oil hydrocracking refinery, and the sale of the refined products to commercial, wholesale and retail customers. Downstream was located in the Province of Newfoundland and Labrador. On November 13, 2014, Harvest closed the sale of its wholly owned Downstream segment for net proceeds of approximately $70.5 million subject to post-closing adjustments. The Downstream segment was classified as discontinued operations as at December 31, 2014. Results of the Downstream segment are presented as discontinued operations for the current and prior periods.

The purchase and sale agreement to sell the Downstream segment triggered an impairment assessment during the third quarter of 2014. As a result of this assessment, Downstream recorded an impairment loss of $179.3 million in its refinery CGU relating to the PP&E to reflect a recoverable amount of $nil at December 31, 2014. This amount was included in the operating loss from discontinued operations for the year ended December 31, 2014. The recoverable amount was based on the asset’s FVLCD. The FVLCD was determined in accordance with the terms of the purchase and sale agreement, which is level 3 of the fair value hierarchy.

As it was no longer probable for Downstream to utilize deferred tax assets of $92.1 million, it was written down to $nil as at December 31, 2014. Harvest completed a strategic tax planning transaction during the third quarter of 2014, which resulted in an increase of deferred tax assets in the amount of $247.6 million. Harvest also realized a capital loss of $1.6 billion ($796 million taxable capital loss) on the sale of the Downstream segment, of which none has been recognized in the deferred tax asset. See note 19 - Income Taxes.

Harvest recorded an additional loss of $15.5 million related to the disposal of the Downstream segment during the year ended December 31, 2015, which has been included in the net loss from discontinued operations (2014 - $56.6 million). No results were reported for the Downstream segment during the year ended December 31, 2016.

	Year Ended December 31
	2015	2014
Refined products sales	$—	$3,432.1

Expenses
Purchased products for resale and processing	—	3,250.0
Operating	—	209.8
Transportation and marketing	—	6.0
General and administrative	—	0.5
Depletion, depreciation and amortization	—	12.8
Gains on disposition of assets	—	(0.2)
Impairment and other charges	—	179.3
Operating loss from discontinued operations	$—	$(226.1)
Finance costs	—	1.5
Foreign exchange gains (1)	—	(21.7)
Loss before income tax from discontinued operations	$—	$(205.9)
Income tax expense	—	92.1
Net loss from discontinued operations	$—	$(298.0)
Loss on disposal of the Downstream subsidiary(2)	15.5	56.6
Net loss from discontinued operations	$(15.5)	$(354.6)

The following table summarizes the components of the discontinued operations cash flows ($nil in 2015 and 2016):

2014
Cash flow used in operating activities	$(60.0)
Cash flow from financing activities	129.1
Cash flow used in investing activities	(35.5)
Effect of exchange rate changes on cash	(1.0)
Total cash inflow	$32.6

Net cash inflow from the disposal of Downstream subsidiary for the year ended December 31, 2014 was $37.9 million, calculated based on the net cash consideration received of $70.5 million less Downstream’s total ending cash balance of $32.6 million.

9.	Property, Plant and Equipment (“PP&E”)

	Conventional	Oil Sands	Total
Cost:
As at December 31, 2014	5,285.2	1,434.6	6,719.8
Additions	145.3	66.0	211.3
Corporate acquisitions	45.1	-	45.1
Disposals, net of acquisitions	(212.5)	-	(212.5)
Change in decommissioning liabilities	79.2	1.0	80.1
As at December 31, 2015	$5,342.3	$1,501.6	$6,843.9
Additions	18.0	1.9	19.9
Disposals, net of acquisitions	(410.5)	—	(410.5)
Change in decommissioning liabilities	(50.1)	(2.6)	(52.7)
As at December 31, 2016	$4,899.7	$1,500.9	$6,400.7

Accumulated depletion, depreciation, amortization and impairment losses:
As at December 31, 2014	$2,609.9	$—	$2,609.9
Depreciation, depletion and amortization	418.1	0.5	418.6
Disposals	(91.5)	—	(91.5)
Impairment	570.3	491.0	1,061.3
As at December 31, 2015	$3,506.8	$491.5	$3,998.3
Depreciation, depletion and amortization	289.1	0.6	289.7
Disposals	(240.3)	—	(240.3)
Impairment reversal, net of expense	(36.0)	—	(36.0)
As at December 31, 2016	$3,519.6	$492.1	$4,011.7

Net Book Value:
As at December 31, 2016	$1,380.1	$1,008.8	$2,388.9
As at December 31, 2015	$1,835.5	$1,010.2	$2,845.6

During 2016, Harvest reviewed and adjusted its CGUs as a result of the Company’s ongoing divestiture activity and corporate re-organization. CGU’s were aggregated based on proximity of operations, product composition, cash flows and management monitoring.

General and administrative costs directly attributable to PP&E addition activities of $2.4 million have been capitalized during the year ended December 31, 2016 (2015 - $12.3 million; 2014 - $23.4 million). No borrowing costs relating to the development of Oil Sands assets have been capitalized within PP&E during the year ended December 31, 2016 (2015 - $9.7 million; 2014 - $33.4 million at a weighted average interest rate of 4.4% in 2015 and 4.7% in 2014).

Subsequent to December 31, 2016 an indicative bid was received from an arm’s length party to purchase certain oil and gas assets in Southern Alberta. The assets included in the bid are in the South Oil and South Gas CGUs. The estimated proceeds, which is the recoverable amount based on the FVLCD (level 2 fair value input) of the assets included in the proposed transaction was estimated at $1.3 million. This triggered an impairment reversal during the year ended December 31, 2016, of $38.8 million to PP&E in Harvest’s Conventional segment (2015 – $570.3 million loss, 2014 - $267.6 million loss), which has been included in Impairment, net of reversal line in the statement of comprehensive loss.

During the year ended December 31, 2016, Harvest recognized an impairment expense of $2.8 million against leasehold improvements and furniture and fixtures in its Head Office, relating to an operating lease that was classified as an onerous contract. See Note 17 – Provisions.

At December, 2016, the Oil Sands assets of $1.0 billion (December 31, 2015 – $1.0 billion) were excluded from the asset base subject to depreciation, depletion and amortization. In early 2015, the BlackGold oil sands central processing facility was substantially completed, however, no depletion expense has been incurred as Harvest uses the unit-of-production method and the Oil Sands assets currently have no production. During the year ended December 31, 2016, $nil impairment (after-tax discount rate of 9.5% for proved plus probable reserves and 12% for possible reserves) was recorded against the Oil Sands CGU (2015 - $491.0 million at a pre-tax discount rate of 12% resulting in a recoverable amount of $959.1 million, 2014 - $nil) against its PP&E.

During the year ended December 31, 2015, the Conventional segment recorded an impairment expense of $570.3 million. Of this total, $560.2 million related to all Conventional CGUs except for two out of sixteen, which were impaired during the year ended December 31, 2015. The recoverable amounts for respective CGUs were estimated at their FVLCD, which is classified as a level 3 fair value measurement, based on the net present value of pre-tax cash flows from proved plus probable oil and gas reserves estimated by an independent reserve evaluator and the estimated fair value of undeveloped land. A discount rate in the range of 11% - 16.5% was used to determine the recoverable amount of $965.8 million for the CGUs impaired during the year ended December 31, 2015.

The remainder of the Conventional impairment of $10.1 million during the year ended December 31, 2015 related to assets held for sale in 2015. The sale of certain Conventional oil and gas assets in the Willesden Green area closed on February 1, 2016. As such, these assets were classified as assets held for sale at December 31, 2015. As a result of this classification, the assets were tested for impairment and written down to its recoverable amount of $nil.

The following forecast commodity prices were used at December 31, 2016:

		Edmonton Light
	WTI Crude Oil	Crude Oil	WCS Crude Oil	AECO Gas	US$/Cdn$
Year	($US/bbl)	($Cdn/bbl)	($Cdn/bbl)	($Cdn/Mmbtu)	Exchange Rate
2017	55.00	68.24	53.38	3.43	0.7600
2018	60.90	73.16	58.95	3.17	0.7900
2019	65.47	76.25	62.70	3.26	0.8167
2020	69.13	79.37	65.48	3.67	0.8333
2021	73.21	82.56	68.39	3.86	0.8500
2022	75.19	84.85	70.49	3.97	0.8500
2023	77.19	87.15	72.58	4.11	0.8500
2024	79.23	89.50	74.73	4.23	0.8500
2025	81.28	91.89	76.88	4.31	0.8500
2026	83.39	94.01	79.08	4.41	0.8500
2027	85.03	95.85	80.64	4.51	0.8500
Thereafter(1)	+2.0%/year	+2.0%/year	+2.0%/year	+2.0%/year	0.8500

The following forecast commodity prices were used for impairment as at December 31, 2015:

		Edmonton Light
	WTI Crude Oil	Crude Oil	WCS Crude Oil	AECO Gas	US$/Cdn$
Year	($US/bbl)	($Cdn/bbl)	($Cdn/bbl)	($Cdn/Mmbtu)	Exchange Rate
2016	44.67	55.89	44.64	2.57	0.7350
2017	55.20	66.47	54.52	3.14	0.7667
2018	63.47	73.21	60.32	3.47	0.8017
2019	71.00	81.35	67.42	3.80	0.8167
2020	74.77	84.57	70.47	3.99	0.8333
2021	78.24	87.88	73.50	4.13	0.8417
2022	81.75	92.01	77.25	4.30	0.8417
2023	85.37	96.24	80.95	4.48	0.8417
2024	87.32	98.17	83.09	4.60	0.8417
2025	88.90	99.94	84.56	4.70	0.8417
Thereafter(1)	+1.8%/year	+1.8%/year	+1.8%/year	+1.8%/year	0.8417

(1)	Represents the average escalation percentage in each year after 2025 to the end of reserve life

Harvest closed the disposition of its oil and gas assets in Saskatchewan for net proceeds of $61.6 million on June 30, 2016 and the disposition of its oil and gas assets in South Alberta for net proceeds of $6.7 million on August 16, 2016. Together with other insignificant dispositions of Exploration and Production assets and net proceeds of $74.3 million, Harvest recognized a gain of $35.2 million for the year ended December 31, 2016 (2015 - $1.7 million loss, 2014 - $47.5 million gain), relating to the de-recognition of PP&E, E&E, goodwill and decommissioning and environmental liabilities.

10.	Exploration and Evaluation Assets (“E&E”)

As at December 31, 2014	$62.1
Additions	1.2
Acquisition	6.7
Disposition	(9.5)
Impairment	(27.5)
As at December 31, 2015	$33.0
Additions	1.0
Impairment	(19.9)
As at December 31, 2016	$14.1

During the year ended December 31, 2016, $19.9 million (2015 - $27.5 million; 2014 - $9.4 million), of E&E costs were impaired as they were no longer deemed to be technically feasible or commercially viable. There were no pre-licensing costs incurred for the year ended December 31, 2016 (2015 - $nil, 2014 - $0.8 million).

11.	Goodwill

As at December 31, 2014	$353.1
Disposals	(9.1)
Impairment	(195.0)
As at December 31, 2015	$149.0
Disposals	(11.7)
Impairment	(37.0)
As at December 31, 2016	$100.3

Goodwill has been allocated to the Conventional operating segment. In assessing whether goodwill has been impaired, the carrying amount of the operating segment (including goodwill) is compared with the recoverable amount of the operating segment. The estimated recoverable amount of the segment is determined based on its FVLCD.

Market participants generally apply the market multiple enterprise value per barrel of proved and probable reserves (“EV/2P”) when estimating the fair value of an oil and gas company. As such, Harvest determined the fair value of its Conventional segment by applying the observed EV/2P multiple of comparable public companies to its proved and probable reserves (Level 2 fair value input). Harvest’s proved and probable reserves were estimated by an independent qualified reserves evaluator and are subject to significant judgment.

At December 31, 2016, the EV/2P multiples ranged from $5.60 to $17.61 per barrel of proved and probable reserves for a group of comparable companies of similar size, operating metrics and production profile. Harvest used an average EV/2P multiple of $6.00 per barrel of proved and probable reserves when determining the implied fair value of Harvest’s Conventional segment. As at December 31, 2016, the carrying value exceeded the recoverable amount by $37.0 million (2015 - $195.0 million); as such, goodwill impairment was recorded.

12.	Investment in Joint Ventures

On April 23, 2014, Harvest entered into the DBP and HKMS joint ventures with KERR. The principal place of operations for both DBP and HKMS is in Canada. DBP was established for the purposes of exploring, developing and producing from oil and gas properties in the Deep Basin area in Northwest Alberta.

Amounts contributed by KERR were spent by the DBP to purchase land, drill and develop partnership properties in the Deep Basin area. As the initial funding from KERR is consumed and additional funds are required to fund the development program, each partner is entitled to participate in and fund the additional work programs, however to the extent only one partner funds, its partnership interest will be increased and the other partner’s interest will be diluted proportionately. Harvest will be obligated to fund the balance of the program to the extent of its share of partnership distributions received.

The preferred partnership units issued to KERR at inception provides certain preference rights, including a put option right exercisable after 10.5 years, whereby KERR could cause DBP to redeem all its preferred partnership units for consideration equal to its initial contribution plus a specified internal rate of return. If DBP does not have sufficient funds to complete the redemption obligation and after making efforts to secure funding, whether via issuing new equity, entering into a financing arrangement or selling assets, the partnership can cash-call Harvest to meet such obligation (the “top-up obligation”). This top-up obligation is accounted for by Harvest at fair value through profit and loss and is estimated using a probabilistic model of the estimated future cash flows of the DBP (level 3 fair value inputs). The cash flow forecast is based on management’s internal assumptions of the volumes, commodity prices (below), royalties, operating costs and capital expenditures specific to the DBP. As at December 31, 2016, the fair value of the top-up obligation was estimated as $6.7 million (December 31, 2015 - $2.0 million), using a discount rate of 10% (December 31, 2015 – 29%). This top-up obligation has been included in the derivative contract losses in the statement of comprehensive loss and in the long-term liability at December 31, 2016 (see note 18 – Long-Term Liability). Once KERR achieves the minimum after-tax internal rate of return on its investment, Harvest is entitled to increased return on its investment.

Year	Light Medium Oil ($C/bbl)	Natural Gas Liquids ($C/bbl)	Gas ($C/Mcf)

2017	68.24	49.82	3.59
2018	73.16	53.49	3.26
2019	76.25	56.22	3.35
2020	79.37	58.24	3.79
2021	82.56	60.97	4.00
2022	84.85	63.10	4.13
2023	87.15	65.36	4.30
2024	89.50	67.43	4.43
2025	91.89	69.71	4.51
2026	94.01	71.46	4.62
Thereafter(1)	+1.8%/year	+1.8%/year	+1.8%/year

(1)	Represents the average escalation percentage in each year after 2026 to the end of reserve life

HKMS was formed for the purposes of constructing and operating a gas processing facility, which is now primarily used to process the gas produced from the properties owned by the DBP. A gas processing agreement was entered by the two partnerships. On the earlier of 10.5 years after the formation of HKMS or when KERR achieves a specified internal rate of return, Harvest will have the right but not the obligation to purchase all of KERR’s interest in HKMS Partnership for nominal consideration.

	December 31, 2016	Ownership Interest	December 31, 2015	Ownership Interest
DBP	$45.0	82.32%	$50.5	81.17%
HKMS	62.7	70.23%	69.0	69.93%
Investments in joint ventures	$107.7		$119.5

	DBP	HKMS	Total
Balance as at December 31, 2014	$49.2	$26.6	$75.8
Additional investments	107.2	43.2	150.4
Share of income (losses)	(104.2)	6.9	(97.3)
Distributions	(1.9)	(7.7)	(9.6)
Dilution gain recognized on disposal of assets	0.2	—	0.2
Balance as at December 31, 2015	$50.5	$69.0	$119.5
Additional investments	47.7	1.0	48.7
Share of income (losses)	(51.6)	7.8	(43.8)
Distributions	(1.6)	(15.1)	(16.7)
Balance as at December 31, 2016	$45.0	$62.7	$107.7

As KERR’s ownership interest in DBP is considered a liability and not an equity interest, Harvest’s initial unrecognized dilution gain on the transaction of approximately $91.5 million will be recognized over 10.5 years based on KERR’s interest being converted to equity as distributions are made to KERR during the term. For the year ended December 31, 2016, Harvest recognized a dilution gain of $nil (2015 - $0.2 million, 2014 - $1.2 million).

The following tables summarize the financial information of the DBP and HKMS joint ventures:

	December 31, 2016		December 31, 2015
	DBP	HKMS	DBP	HKMS
Cash and cash equivalents	$0.1	$—	$0.1	$0.1
Other current assets	25.5	14.4	22.1	13.3
Total current assets	$25.6	$14.4	$22.2	$13.4
Non-current assets	184.9	98.4	212.8	102.6
Total assets(1)	$210.5	$112.8	$235.0	$116.0

Current liabilities	$27.3	$1.2	$48.9	$1.8
Non-current financial liabilities	135.6	107.1	131.1	109.2
Other non-current liabilities	4.9	4.4	6.0	4.8
Total liabilities(1)	$167.8	$112.7	$186.0	$115.8

Net assets(1)	$42.7	$0.1	$49.0	$0.2

(1)	Balances represent 100% share of DBP and HKMS

	Year Ended December 31
	2016		2015		2014(2)
	DBP	HKMS	DBP	HKMS	DBP	HKMS
Revenues	$37.2	$24.6	$30.2	$19.8	$9.9	$—
Impairment	(1.4)	—	(61.5)	—	—	—
Depletion, depreciation and amortization	(40.7)	(3.5)	(43.9)	(3.1)	(9.0)	—
Operating expenses and other	(34.8)	(1.5)	(26.3)	(1.5)	(3.8)	(0.1)
Loss on disposition of assets	(9.8)	—	—	—	—	—
Finance costs	(2.8)	(19.6)	(2.7)	(15.0)	(1.7)	—
Net income (loss)(1)	$(52.3)	$—	$(104.2)	$0.2	$(4.6)	$(0.1)

(1)	Balances represent 100% share of DBP and HKMS
(2)	For the period from April 23, 2014 to December 31, 2014

The following table summarizes 100% of DBP’s contractual obligations and estimated commitments as at December 31, 2016:

	Payments Due by Period
	1 year	2-3 years	4-5 years	After 5 years	Total
Preferred distribution liability payments	$—	$—	$—	$136.0	$136.0
Firm processing commitment	23.2	46.5	46.5	54.2	170.4
Decommissioning and environmental liabilities(1)	—	0.2	0.1	12.2	12.5
Total	$23.2	$46.7	$46.6	$202.4	$318.9

(1)	Represents the undiscounted obligation by period.

The following table summarizes 100% of HKMS’s contractual obligations and estimated commitments as at December 31, 2016:

	Payments Due by Period
	1 year	2-3 years	4-5 years	After 5 years	Total
Decommissioning and environmental liabilities(1)	$—	$—	$—	$13.8	$13.8
Total	$—	$—	$—	$13.8	$13.8

(1)	Represents the undiscounted obligation by period.

Related party transactions

Deep Basin Partnership
As the operator of the DBP assets, Harvest has collected revenues and paid expenses on behalf of DBP. In addition, as managing partner, Harvest charges DBP for marketing fees and general and administrative expenses. For the year ended December 31, 2016, Harvest charged DBP a marketing fee of $0.4 million (2015 - $0.3 million, 2014 - $0.1 million) and general and administrative expenses of $1.0 million (2015 - $0.9 million, 2014 - $1.1 million). As at December 31, 2016, $14.2 million remains outstanding to DBP from Harvest (December 31, 2015 - $14.1 million).

HKMS Partnership
Harvest charged HKMS general and administrative expenses of $0.2 million for the year ended December 31, 2016 (2015 - $0.1, 2014 - $nil). As at December 31, 2016, $2.1 million remains outstanding to HKMS from Harvest (December 31, 2015 - $1.1 million).

13.	Credit Facility

	December 31, 2016	December 31, 2015
Amount Drawn	$893.5	$926.6
Deferred financial fees	(0.9)	(2.8)
Credit Facility	$892.6	$923.8

On April 22, 2015, Harvest amended its $1 billion syndicated revolving credit facility and replaced it with a $940 million revolving credit facility that matures on April 30, 2017, with a syndicate of eight financial institutions. On July 15, 2015 Harvest secured a $60 million commitment from a new lender to increase the borrowing capacity of the new facility to $1 billion. The facility is secured by KNOC’s guarantee (up to $1.0 billion) and by a first floating charge over all of the assets of Harvest and its material subsidiaries. A guarantee fee of 0.37% per annum of the principal balance is payable to KNOC semi-annually. Also see note 25 - Related Party Transactions.

Under the amended credit facility, applicable interest and fees will be based on a margin pricing grid based on the credit ratings of KNOC. The financial covenants under the previous credit facility were deleted and replaced with a new covenant: Total Debt to Capitalization ratio of 70% or less. At December 31, 2015, Harvest was in violation of the debt covenant and the carrying value of the credit facility, $923.8 million, was classified as a current liability. Subsequent to December 31, 2015, Harvest’s syndicate banks consented to a waiver of this covenant effective until April 30, 2017.

Borrowings under the credit facility are available by way of bankers’ acceptances, Canadian prime rate loans, LIBOR based loans, or U.S. base rate loans at the Company’s discretion. For the year ended December 31, 2016, interest charges on the credit facility borrowings aggregated to $14.2 million (2015 - $17.6 million; 2014 - $23.6 million). Harvest has entered into U.S. dollar currency swap transactions related to LIBOR borrowings. This results in a reduction of interest expense paid on Harvest’s borrowings related to its credit facility. As a result of these transactions, Harvest’s effective interest rate for borrowings under the credit facility was 1.6% for the year ended December 31, 2016 (2015 - 2.0%; 2014 - 3.4%) . See note 16 – Financial Instruments.

On February 17, 2017, Harvest entered into an agreement with a Korean based bank that allows Harvest to borrow $500 million through a three year term loan, at a fixed rate of 2.27% per annum. Interest is paid semi-annually in February and August and the loan matures on February 24, 2020. This term loan is guaranteed by KNOC and contains no financial covenants. A guarantee fee on the principal balance is payable to KNOC, the rate and frequency of payment of the fee has yet to be determined. On February 24, 2017 the loan was fully drawn. Proceeds from this term loan were used to re-pay the credit facility.

On February 24, 2017, Harvest replaced its $1 billion revolving credit facility with a new three year $500 million revolving credit facility with a syndicate of banks. The credit facility continues to be guaranteed by KNOC up to $500 million and is secured by a first floating charge over all of the assets of Harvest and its material subsidiaries. A guarantee fee on the principal balance is payable to KNOC, the rate and frequency of payment of the fee has yet to be determined. Harvest continues to pay a floating interest rate based on a margin pricing grid based on the credit ratings of KNOC. The current rates are Canadian Dollar Offered Rate plus 90 basis point on Canadian dollar drawn balances and LIBOR plus 90 basis points on US dollar drawn balances. The credit facility contains no financial covenants. The most restrictive limitations of Harvest’s credit facility include no financial assistance and/or capital contributions to parties other than harvest or its restricted subsidiaries, a limitation on conducting business in countries that are not members of the Organization of Economic Co-operation and Development and a limitation on the payment of distributions to the shareholder in certain circumstances such as an event of default.

14.	Long-Term Debt

	December 31, 2016	December 31, 2015
6⅞% senior notes due 2017 (US$282.5 million)(1)	$379.7	$685.7
2 ⅛% senior notes due 2018 (US$630 million)	844.2	868.9
2⅓% senior notes due 2021 (US$195.8 million)(1)	262.6	—
Less current portion	(379.7)	—
Long-term debt	$1,106.8	$1,554.6

(1)	As at December 31, 2015, the principal amount of the 6⅞% senior notes was US$500 million and 2⅓% senior notes was $nil.

a)	6⅞% and 2⅓% Senior Notes

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

There are covenants restricting, among other things, the sale of assets and the incurrence of additional indebtedness if such issuance would result in an interest coverage ratio, as defined, of less than 2.0 to 1. Notwithstanding the interest coverage ratio limitation, the incurrence of additional indebtedness may be permitted under certain incurrence tests. One provision allows Harvest’s incurrence of indebtedness under the credit facility or other future bank debt in an aggregate principal amount not to exceed the greater of $1.0 billion and 15% of total assets. In addition, the covenants of the senior notes restrict the amount of dividends Harvest can pay to shareholders; no dividends have been paid during the year ended December 31, 2016.

On June 16, 2016 Harvest completed the partial exchange of its 6⅞% senior notes due 2017 for new 2⅓% senior notes due 2021, at an exchange ratio of US$900 principal amount of the new 2⅓% senior notes for each US$1,000 principal amount of the old 6⅞% senior notes. US$217.5 million of the old 6⅞% senior notes was exchanged for US$195.8 million new 2⅓% senior notes. The extinguishment of the old 6⅞% senior notes resulted in a net gain of $36.0 million, after the deduction of $5.2 million of related costs. At December 31, 2016, the remaining 6⅞% senior notes were classified as a current liability.

The new 2⅓% senior notes are unsecured and mature on April 14, 2021, with interest payable semi-annually on April 14 and October 14 of each year. They are unconditionally and irrevocably guaranteed by Harvest’s parent company, KNOC. A guarantee fee of 0.37% per annum of the principal balance is payable to KNOC semi-annually on April 14 and October 14 of each year. See note 25 – Related Party Transactions.

b)	2 ⅛% Senior Notes

On May 14, 2013, Harvest issued US$630 million senior unsecured notes due May 14, 2018 with a coupon rate of 2 ⅛% for net proceeds of US$626.1 million. Interest on the 2 ⅛% senior notes is paid semi-annually on May 14 and November 14 of each year.

The senior notes are unconditionally and irrevocably guaranteed by Harvest’s parent company KNOC. A guarantee fee of 0.52% per annum of the principal balance is payable to KNOC semi-annually on May 14 and November 14 of each year. See note 25 - Related Party Transactions.

15.	Shareholder’s Capital & Capital Structure

Harvest considers its capital structure to be its credit facility, long term debt and shareholder’s equity.

	December 31, 2016	December 31, 2015
Credit facility(1)(2)	$893.5	$926.6
6⅞% senior notes (US$282.5 million)(2)(3)	379.3	692.0
2 ⅛% senior notes (US$630 million)(2)(3)	845.9	871.9
2⅓% senior notes (US$195.8 million)(2)(3)	262.9	—
Related party loans (3)(4)	—	601.4
	$2,381.6	$3,091.9
Shareholder's equity (deficiency)	104.0	(275.3)
	$2,485.6	$2,816.6

(1)	Excludes letters of credit issued in the amount of $9.9 million at December 31, 2016 (December 31, 2015 - $9.7 million).
(2)	Excludes capitalized financing fees.
(2)	Face value converted at the period end exchange rate. At December 31, 2015, the principal amount of the 6⅞% senior notes was US$500 million.
(3)	At December 31, 2015, related party loans were $200 million and US$290 million.

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

The Company’s capital structure and liquidity needs are met through cash generated from operations, proceeds from asset dispositions, joint arrangements, borrowings under the credit facility, related party loans, long-term debt issuances and capital injections by KNOC.

Harvest evaluates its capital structure using the same financial covenants as the ones under the Company’s debt commitments.

Harvest’s authorized capital consists of an unlimited number of common shares with no par value and an unlimited number of preferred shares issuable in series. During 2016, 72,687,818 common shares were issued to KNOC to settle the related party loans, resulting in a total of 458,766,467 common shares outstanding at December 31, 2016 (December 31, 2015 - 386,078,649). See note 25 – Related Party Transactions.

16.	Financial Instruments

a)	Fair Values

Financial instruments of Harvest consist of accounts receivable, accounts payable and accrued liabilities, borrowings under the credit facility, derivative contracts, senior notes, related party loans, long term debt and long term liability. Cash and derivative contracts are the only financial instruments that are measured at fair value on a recurring basis. Harvest classifies the fair value of these transactions according to the following hierarchy based on the amount of observable inputs used to value the instrument:

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

All financial instruments are level 2, except for the 2 ⅛% senior notes, which are level 1 and $6.7 million of the long-term liability (relating to the top-up obligation to DBP) at December 31, 2016, which is level 3. Also see note 12 – Investment in Joint Ventures and note 18 – Long-Term Liability. There were no transfers during the year ended December 31, 2016.

	December 31, 2016		December 31, 2015
	Carrying		Carrying
	Value	Fair Value	Value	Fair Value
Financial Assets
Held for Trading
Derivative contracts	$1.1	$1.1	$—	$—
Total Financial Assets	$1.1	$1.1	$—	$—
Financial Liabilities
Held for Trading
Long-term liability	$6.7	$6.7	$2.0	$2.0
Measured at Amortized Cost
Credit Facility	892.6	893.5	923.8	926.6
6⅞% senior notes	379.7	379.3	685.7	494.2
2 ⅛% senior notes	844.2	847.1	868.9	870.5
2⅓% senior notes	262.6	255.6	—	—
Related party loans	—	—	629.9	384.3
Long-term liability	48.4	41.6	54.5	29.0
Total Financial Liabilities	$2,434.2	$2,423.8	$3,164.8	$2,706.6

Non-derivative financial instruments

The credit facility bears a floating market rate, thus, the fair value approximates the carrying value (excluding deferred financing charges). The carrying value of the credit facility includes $0.8 million of deferred financing charges at December 31, 2016 (December 31, 2015 – $2.8 million). See note 13 – Credit Facility.

The fair value of the 2 ⅛% senior notes was based on the quoted market price of the notes on the Singapore Exchange as at December 31, 2016 (Level 1 fair value input), which includes the benefit of the guarantee offered by KNOC. The fair value of the 2⅓% and 6⅞% senior notes was based on the average of the bid and ask price (Level 2 fair value input).

The fair values of the related party loans and long-term liability measured at amortized cost are estimated by discounting the future interest and principal payments using the current market interest rates of instruments with similar terms. At December 31, 2016, the rate used in determining the fair value of the long-term liability was 10% (December 31, 2015 – 29%). There were no outstanding related party loans at December 31, 2016, however the rate used to determine the fair value at December 31, 2015 was 29%.

Derivative financial instruments

Harvest enters into derivative contracts with various counterparties, principally financial institutions with investment grade credit ratings. The fair values of the derivative contracts are determined based on the quoted forward prices of similar transactions observable in active markets. The fair values of the derivative contracts are net of a credit valuation adjustment attributable to derivative counterparty default risk or the Company’s own default risk. The changes in counterparty credit risk had no material effect on the hedge effectiveness assessment for derivatives designated in the hedging relationship and other financial instruments recognized at fair value.

See note 12 – Investment in Joint Ventures for the fair value estimation of the top-up obligation portion of the long-term liability.

The following is a summary of Harvest’s derivative contracts outstanding at December 31, 2016:

Contracts Not Designated as Hedges
				Fair Value of
Contract Quantity	Type of Contract	Term/Expiry	Contract Price	asset
US$373 million	Foreign exchange swap	January 2017	$1.34 Cdn/US	1.1
				$1.1

b)	Financial Assets and Liabilities Subject to Offsetting

The following table presents the recognized financial instruments that are offset, or subject to enforceable master netting arrangements or other similar agreements but not offset, as at December 31, 2016 and 2015, and shows in the “net” column what the net impact would be on Harvest’s statement of financial position if all set-off rights were exercised.

	Amounts offset
				Related
		Gross assets	Net	financial
	Gross assets	(liabilities)	amount	instruments
	(liabilities)	offset	presented	that are not
				offset	Net
December 31, 2016
Financial assets
Account receivable(1)	$1.6	$(0.5)	$1.1	$—	$1.1
Risk management contracts(2)	1.1	—	1.1	—	1.1
	$2.7	$(0.5)	$2.2	$—	$2.2
Financial Liabilities
Account payable and accrued liabilities(1)	$(0.5)	$0.5	$—	$—	$—
December 31, 2015
Financial assets
Account receivable(1)	$0.3	$(0.3)	$—	$—	$—
Financial Liabilities
Account payable and accrued liabilities(1)	$(0.3)	$0.3	$—	$—	$—

(1)	Various master netting agreements with counterparties that allow net settlement of payments in the normal course of business.
(2)

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

Derivative Contracts

The Company at times enters into natural gas, crude oil, electricity and foreign exchange contracts to reduce the volatility of cash flows from some of its forecast sales and purchases, and when allowable, will designate these contracts as cash flow hedges. These derivative contracts are entered for periods consistent with the underlying hedged transactions. Under hedge accounting, the effective portion of the unrealized gains and losses is included in OCL. When the hedged item is settled, the related effective portion of the realized gains and losses is removed from AOCL and included in petroleum and natural gas sales (see note 24). The ineffective portion of the unrealized and realized gains and losses are recognized in the consolidated statement of comprehensive loss.

Derivative contracts (gains) losses recorded to income include the ineffective portion of the gains or losses on the derivative contracts designated as cash flow hedges, the gains or losses on the derivatives that were not designated as hedges and the gains or losses subsequent to the discontinuation of hedge accounting on the previously designated derivatives:

	Year Ended December
	2016			2015				2014
		Unrealized			Unrealized			Realized
	Realized	losses		Realized	losses			losses	Unrealized
	losses	(gains)	Total	losses	(gains)		Total	(gains)	losses	Total
Power	$1.6	$—	$1.6	$4.2	$(1.2	) $	$3.0	$1.6	$0.7	$2.3
Currency	—	(1.1)	(1.1)	0.2	—		0.2	(0.2)	—	(0.2)
Top-up obligation (note 12)	—	4.7	4.7	—	2.0		2.0	—	—	—
	$1.6	$3.6	$5.2	$4.4	$0.8		$5.2	$1.4	$0.7	$2.1

Credit Risk

Accounts Receivable
Accounts receivable in Harvest’s Conventional operations are due from crude oil and natural gas purchasers as well as joint venture partners in the petroleum and natural gas industry and are subject to normal industry credit risks. Concentration of credit risk is mitigated by having a broad customer base, which includes a significant number of companies engaged in joint operations with Harvest. Harvest periodically assesses the financial strength of its crude oil and natural gas purchasers and will adjust its marketing plan to mitigate credit risks. This assessment involves a review of external credit ratings of the counterparty; however, if external ratings are not available, Harvest performs an internal credit review based on the purchaser’s past financial performance. Credit is allocated to a counterparty dependent on the external and internal credit rating, and if required, parent guarantees, letter of credit or prepayments are requested. The credit risk associated with joint venture partners is mitigated by reviewing the credit history of partners and requiring some partners to provide cash prior to incurring significant capital costs on their behalf. Additionally, most agreements have a provision enabling Harvest to use the proceeds from the sale of production that would otherwise be taken in kind by the partner to offset amounts owing from the partner that is in default. Generally, the only instances of impairment are when a purchaser or partner is facing bankruptcy or extreme financial distress.

Derivative Contract Counterparties
Harvest is exposed to credit risk from the counterparties to its derivative contracts. This risk is managed by diversifying Harvest’s risk management portfolio among a number of counterparties limited to lenders in its syndicated credit facility; Harvest has no history of losses with these counterparties.

Harvest’s maximum exposure to credit risk relating to the above classes of financial assets at December 31, 2016 and 2015 is the carrying value of accounts receivable. The tables below provide an analysis of Harvest’s current and past due but not impaired receivables.

			> 30 days,	> 60 days,
	Current	< 30 days	< 60 days	< 90 days	> 90 days(2)	Total
December 31, 2016(1)	$31.8	$5.5	$5.1	$0.4	$1.4	$44.3
December 31, 2015(1)	45.7	0.4	9.5	—	2.3	57.9

(1)	Net of payables subject to master netting arrangements or other similar agreements. See note 16(b).
(2)	Net of $0.7 million and $1.3 million of allowance for doubtful accounts as at December 31, 2016 and 2015, respectively.

Liquidity Risk

Harvest is exposed to liquidity risk due to the Company’s accounts payables and accrued liabilities, risk management contracts liability, borrowings under its credit facility, senior notes and long-term liability. This risk is mitigated by managing the maturity dates on the Company’s obligations, utilizing the undrawn borrowing capacity in the credit facility and managing the Company’s cash flow by entering into price risk management contracts. Additionally, when Harvest enters into price risk management contracts it selects counterparties that are also lenders in its syndicated credit facility thereby using the security provided in the credit agreement and eliminating the requirement for margin calls and the pledging of collateral. The majority of the financial liabilities are an integral part of Harvest’s capital structure which is monitored and managed as discussed in note 15.

Harvest is a significant subsidiary for KNOC in terms of production and reserves. KNOC has directly and indirectly invested and provided financial support to Harvest since 2009 and as at the date of preparation of these audited financial statements, it is the Company`s expectation that such support will continue for at least the next twelve months so that Harvest is able to continue as a going concern. In addition to this, Harvest has secured additional financing subsequent to December 31, 2016 (see note 13 – Credit Facility).

The following tables provide an analysis of Harvest’s financial liability maturities based on the remaining terms of the liabilities including the related interest charges as at December 31, 2016 and 2015:

	December 31, 2016
		>1 year	>3 years
	<1 year	<3 years	<5 years	>5 years	Total

Accounts payable and accrued liabilities(1)	$131.0	$—	$—	$—	$131.0
Credit facility and interest	898.5	—	—	—	898.5
6⅞% senior notes and interest	405.8	—	—	—	405.8
2 ⅛% senior notes and interest	22.4	857.1	—	—	879.5
2⅓% senior notes and interest	7.1	14.2	273.5	—	294.8
Long-term liability	20.5	19.3	19.0	19.0	77.8
Total	$1,485.3	$890.6	$292.5	$19.0	$2,687.4

	December 31, 2015
		>1 year	>3 years
	<1 year	<3 years	<5 years	>5 years	Total

Accounts payable and accrued liabilities(1)	$166.8	$—	$—	$—	$166.8
Credit facility and interest	15.8	929.0	—	—	944.8
6⅞% senior notes and interest	47.6	739.6	—	—	787.2
2 ⅛% senior notes and interest	18.5	909.0	—	—	927.5
Related party loans and interest	—	702.5	—	—	702.5
Long-term liability	14.4	23.8	19.0	47.9	105.1
Total	$263.1	$3,303.9	$19.0	$47.9	$3,633.9

Market Risk & Sensitivity Analysis

Interest rate risk

Harvest is exposed to interest rate risk on its bank borrowings as interest rates are determined in relation to floating market rates based on KNOC’s credit rating. Harvest’s senior notes have fixed interest rates and therefore do not have any additional interest rate risk. Harvest manages its interest rate risk by targeting appropriate levels of debt relative to its expected cash flow from operations.

If the interest rate applicable to Harvest’s bank borrowings at December 31, 2016 increased or decreased by approximately 25 basis points with all other variables held constant, pre-tax loss for the year would change by $1.8 million (2015 - $2.3 million) as a result of change in interest expense on variable rate borrowings under the credit facility.

Commodity Price Risk

Harvest is exposed to natural gas and crude oil price movements as part of its normal business operations. The Company uses derivative contracts to protect a portion of the Company’s future cash flows and net income against unfavorable movements in commodity prices. These contracts are recorded on the consolidated statement of financial position at their fair value as of the reporting date. These fair values are generally determined as the difference between the stated fixed price of the contract and an expected future price of the commodity. Variances in expected future prices expose Harvest to commodity price risk as changes will result in a gain or loss that Harvest will realize on settlement of these contracts. This risk is mitigated by continuously monitoring the effectiveness of these contracts. Harvest had no commodity derivative contracts in place at December 31, 2016 and 2015.

Currency exchange rate risk

Harvest is exposed to the risk of changes in the U.S. dollar exchange rate on its U.S. dollar denominated revenues. In addition, Harvest’s senior notes and LIBOR based loans are denominated in U.S. dollars, collectively US$1.5 billion (2015 - US$1.4 billion). Interest on such debt is also payable in U.S. dollars and accordingly, the future cash payments of the principal and interest obligations will be sensitive to fluctuations in the U.S. dollars relative to the Canadian dollars.

If the U.S. dollar strengthened or weakened by 10% relative to the Canadian dollar, the impact on pre-tax loss and other comprehensive loss due to the translation of financial instruments held at December 31 would be as follows:

	Increase (decrease) in income before tax
	December 31, 2016	December 31, 2015
10% strengthening in U.S. dollar relative to Canadian dollar	$(200.0)	$(198.9)
10% weakening in U.S. dollar relative to Canadian dollar	$200.0	$198.9

17.	Provisions

			Head Office
			operating
	Conventional	Oil Sands	lease	Total
Decommissioning liabilities at December 31, 2014	$752.0	$47.5	$—	$799.5
Liabilities incurred	2.3	0.7	—	3.0
Corporate acquisition	3.2	—	—	3.2
Settled during the period	(15.6)	—	—	(15.6)
Revisions (change in estimated timing and costs)	76.4	0.8	—	77.2
Disposals	(38.9)	—	—	(38.9)
Accretion	17.2	1.1	—	18.3
Decommissioning liabilities at December 31, 2015	$796.6	$50.1	$—	$846.7
Environmental remediation at December 31, 2015	6.7	—	—	6.7
Other provisions at December 31, 2015	3.5	—	—	3.5
Less current portion	(45.7)	—	—	(45.7)
Balance at December 31, 2015	$761.1	$50.1	$—	$811.2

Decommissioning liabilities at December 31, 2015	$796.6	$50.1	$—	$846.7
Liabilities incurred	0.3	—		0.3
Settled during the period	(6.4)	—	—	(6.4)
Revisions (change in estimated costs and discount rate)	(50.4)	(2.6)	—	(53.0)
Disposals	(140.2)	—	—	(140.2)
Accretion	15.5	1.1	—	16.6
Decommissioning liabilities at December 31, 2016	$615.4	$48.6	$—	$664.0

Environmental remediation at December 31, 2016	11.4	—	—	11.4
Other provisions at December 31, 2016	5.0	—	10.7	15.7
Less current portion	(14.7)	—	(1.3)	(16.0)
Balance at December 31, 2016	$617.1	$48.6	$9.4 $	675.1

Harvest estimates the total undiscounted amount of cash flows required to settle its decommissioning and environmental remediation liabilities to be approximately $1.2 billion at December 31, 2016 (December 31, 2015 – $1.4 billion), which will be incurred between 2017 and 2076. A risk-free discount rate of 2.3% (December 31, 2015 – 2.3%) and inflation rate of 1.5% (December 31, 2015 – 1.7%) were used to calculate the carrying value of the decommissioning and environmental remediation liabilities. The actual decommissioning and environmental remediation costs will ultimately depend upon future market prices for the necessary decommissioning and remediation work required, which will reflect market conditions at the relevant time. Furthermore, the timing of decommissioning is likely to depend on when the fields cease to produce at economically viable rates. This in turn will depend upon future oil and gas prices, which are inherently uncertain.

At December 31, 2016, Harvest recognized an onerous contract provision of $10.7 million, relating to a Head Office operating lease agreement ending on August 31, 2025. The provision represents the present value of the difference between the future lease payments that Harvest is obligated to make under the non-cancellable operating lease agreement and sublease recoveries. The total undiscounted amount of estimated future cash flows to settle the obligation is $19.3 million netted with $3.5 million of cash inflows from subleases, discounted at a credit adjusted rate of 10%, specific to the liability. This resulted in a $10.7 million onerous contract loss during the year ended December 31, 2016 (2015 and 2014 - $nil). The onerous contract provision will be settled in periods up to the year 2025. In addition to the onerous contract loss, Harvest impaired certain PP&E assets relating to this operating lease agreement. See Note 9 - PP&E.

Harvest’s other provisions also relates to legal claims against Harvest and their estimated settlement amounts. In addition to these claims, Harvest is defendant and plaintiff in a number of other legal actions that arise in the normal course of business and the company believes that any liabilities that might arise pertaining to such matters would not have a material effect on its consolidated financial statements.

18.	Long-Term Liability

	December 31, 2016	December 31, 2015
BlackGold liability(1)	$67.2	$62.0
Less: current portion of BlackGold liability(1)	(19.0)	(9.5)
Deferred rent and other(2)	11.1	13.2
Top-up obligation(3)	6.7	2.0
	$66.0	$67.7

(1)

Calculated using a discount rate of 4.5% at December 31, 2016 (December 31, 2015 – 5.5%). The current portion of the liability has been included with accounts payable and accrued liabilities. Harvest withheld the third deferred payment due April 30, 2016 as it is in process of conducting a comprehensive audit of costs and expenses incurred by the Contractor in connection with the work.

(2)	Includes deferred credits and an accrual related to Harvest’s long term incentive program.
(3)	See note 12 – Investment in Joint Ventures.

Under the BlackGold oil sands engineering, procurement and construction (“EPC”) contract, $94.9 million of EPC costs are to be paid in equal installments, without interest, over 10 years commencing on the completion of the EPC work. The first two installments were paid on April 30, 2015.

At December 31, 2016 $6.7 million (December 31, 2015 - $2.0 million) was included in the long-term liability relating to the top-up obligation to KERR. See note 12 - Investment in Joint Ventures.

19.	Income Taxes

Income tax recovery recognized in net loss from continuing operations:

	Year Ended December 31
	2016	2015	2014
Current income tax expense	$—	$5.1	$—
Deferred income tax ("DIT") recovery	—	(336.9)	(324.9)
Income tax recovery from continuing operations	$—	$(331.8)	$(324.9)

The income tax recovery, for continuing operations, varies from the amount that would be computed by applying the relevant Canadian income tax rates to reported losses before taxes as follows:

	Year Ended December 31
	2016	2015	2014
Loss before income tax from continuing operations	$(348.2)	$(2,125.2)	$(410.5)
Combined Canadian federal and provincial statutory income tax rate	26.96%	26.96%	27.51%
Computed income tax recovery at statutory rates	$(93.9)	$(572.9)	$(112.9)
Increased expense (recovery) resulting from the following:
Difference between current and expected tax rates	—	(28.8)	10.2
Foreign exchange impact not recognized in income	(8.7)	41.5	18.7
Amended returns and pool balances	7.4	33.9	0.5
Recognition of previously unrecognized temporary difference (see note 8)	—	—	(247.6)
Unrecognized temporary differences	(23.0)	133.4	—
Non-deductible goodwill impairment	—	52.6	—
Non-deductible expenses	19.4	8.4	2.0
Gain on related party loan conversion to equity	96.1	—	—
Other	2.7	0.1	4.2
Income tax recovery	$—	$(331.8)	$(324.9)

The tax rate is comprised of the Federal and Provincial statutory tax rates for the Company and its subsidiaries for the years ended December 31, 2016 and 2015. The net change in the combined federal and provincial tax rate from 2014 to 2015 is due largely to a decrease in the provincial rate from the sale of the Downstream segment which operated in a province with a 14% tax rate. This was partially offset due to the Government of Alberta increase in the corporate income tax rate from 10% to 12% effective July 1, 2015. The increase to the Alberta tax rate resulted in an additional deferred income tax recovery of $28.8 million, which was recorded in the second quarter of 2015.

Movements in the DIT asset (liability) are as follows:

					Total
		Decommissioning	Non-capital		deferred
	PP&E	liabilities	tax losses	Other	asset
At December 31, 2014	$(50.5)	$204.0	$208.7	$20.3	$382.5
Recognized in profit or loss	351.3	27.3	(21.1)	(20.6)	336.9
Recognized in purchase price adjustment (note 7)		0.9	—	—	(8.4)
Recognized in other comprehensive loss	—	—	—	0.5	0.5
At December 31, 2015	$291.5	$232.2	$187.6	$0.2	$711.5
Recognized in profit or loss	115.5	(48.2)	(74.6)	7.3	—
At December 31, 2016	$407.0	$184.0	$113.0	$7.5	$711.5

As at December 31, 2016, Harvest had approximately $649 million (December 31, 2015 - $987 million) of carry-forward tax losses and approximately $4.2. billion (December 31, 2015 - $4.0 billion) of tax pools that would be available to offset against future taxable profit. The carry-forward losses will expire between the years 2024 and 2035. DIT assets are recognized to the extent that it is probable that taxable profit will be available against which the deductible temporary differences and the carry-forward of unused tax losses can be utilized. A deferred tax asset related to the carry-forward tax losses has been recorded as Harvest expects that future taxable profits, through a combination of future operating results and other tax planning opportunities will be sufficient to utilize the deferred tax asset. As at December 31, 2016 Harvest has not recognized approximately $226 million (December 31, 2015 - $242 million) of temporary difference arising from foreign exchange, $191 million (December 31, 2015 - $253 million) of non-capital losses and $796 million (December 31, 2015 - $796 million) of capital losses.

As at December 31, 2016, Harvest had a contingent liability relating to an unsettled dispute with the Canada Revenue Agency. During the year ended December 31, 2015 year with respect to this item, Harvest recorded a current income tax expense in the amount of $5.3 million in the consolidated statement of comprehensive loss. As at December 31, 2016, a taxes payable balance of $3.7 million was recorded with respect to this item (December 31, 2015 - $3.7 million).

20.	Operating and General and Administrative (“G&A”) Expenses

	Year Ended December 31
Operating expenses	2016	2015	2014
Power and purchased energy	$26.4	$49.1	$67.6
Well servicing	7.1	19.6	39.6
Repairs and maintenance	23.2	40.7	53.3
Lease rentals and property taxes	25.4	34.5	38.8
Salaries and benefits	22.0	32.4	30.9
Professional and consultation fees	9.3	14.0	14.2
Chemicals	9.8	17.8	19.9
Processing fees	27.5	30.0	38.2
Trucking	3.9	7.4	13.7
Other	12.0	20.1	14.3
	$166.6	$265.6	$330.5

	Year Ended December 31
General and administrative expenses	2016	2015	2014
Salaries and benefits	$35.7	$51.3	$64.5
Professional and consultation fees	7.1	7.2	10.3
Other	12.9	11.8	14.0
G&A capitalized and recovery	(2.4)	(9.5)	(24.0)
	$53.3	$60.8	$64.8

21.	Finance Costs

	Year Ended December 31
	2016	2015	2014
Interest and other financing charges	$125.6	$126.7	$106.7
Accretion of decommissioning and environmental
remediation liabilities (note 17)	16.7	18.5	22.0
Accretion of BlackGold long-term liability (note 18)	3.1	2.6	—
Less: interest capitalized	—	(9.7)	(33.4)
	$145.4	$138.1	$95.3

22.	Foreign Exchange

	Year Ended December 31
	2016	2015	2014
Realized (gains) losses on foreign exchange	$(16.1)	$2.2	$1.5
Unrealized (gains) losses on foreign exchange	(23.8)	308.3	124.9
	$(39.9)	$310.5	$126.4

23.	Supplemental Cash Flow Information

	Year Ended December 31, 2016
	2016	2015	2014
Source (use) of cash:
Accounts receivable	$13.6	$32.5	$44.2
Prepaid expenses, long-term deposit and other	4.6	5.1	(46.5)
Accounts payable and accrued liabilities	(35.8)	(205.8)	173.2
Net changes in non-cash working capital	(17.6)	(168.2)	170.9

Changes relating to operating activities	(12.2)	(66.2)	112.2
Changes relating to investing activities	(12.7)	(109.5)	47.1
Post-closing adjustments related to discontinued operations (note 8)	—	15.5	—
Reclass of long-term liability to accounts payable	9.5	(7.6)	11.4
Add: Other non-cash changes	(2.2)	(0.4)	0.2
	$(17.6)	$(168.2)	$170.9

24.	Accumulated Other Comprehensive Loss (“AOCL”)

	Designated Cash Flow Hedges,
	Net of Tax	Total
As at December 31, 2014	$1.4	$1.4
Reclassification to net loss of gains on cash flow hedges	(12.4)	(12.4)
Gains on derivatives designated as cash flow hedges, net of tax	11.0	11.0
As at December 31, 2015	$—	$—
Reclassification to net loss of losses on cash flow hedges	0.1	0.1
Losses on derivatives designated as cash flow hedges, net of tax	(0.1)	(0.1)
As at December 31, 2016	$—	$—

The following table summarizes the impacts of the cash flow hedges on the OCL.

	Year Ended December 31
		After-tax			Pre-tax
	2016	2015	2014	2016	2015	2014
Losses (gains) re-classified from OCL	$0.1	$(12.4)	$(2.1)	$0.1	$(17.0)	$(3.0)
Gains (losses) recognized in OCL	(0.1)	11.0	3.4	(0.1)	15.1	4.7
Total	$—	$(1.4)	$1.3	$—	$(1.9)	$1.7

25.	Related Party Transactions

Related party loans

Related Party	Principal	Carrying Value	Interest Payable	Total
KNOC	US$171	$166.1	$4.1	$170.2
KNOC	$200	193.2	16.7	209.9
ANKOR	US$170	235.2	14.6	249.8
KNOC	US$184.8	—	—	—
As at December 31, 2015		$594.5	$35.4	$629.9

On December 22, 2016, KNOC converted all its outstanding loans to common shares of Harvest. The carrying value of the loans plus accrued interest at December 22, 2016 of $722.2 million was converted to equity and $10.3 million previously recognized in contributed surplus relating to these loans were transferred to shareholder’s capital. As a result, 72,687,818 common shares were issued to KNOC. As at December 31, 2016 there were no related party loans outstanding.

On June 30, 2016 Harvest entered into a US$184.8 million loan agreement with KNOC, originally due on October 2, 2017, with an interest rate of 4.66% per annum. Interest was due upon maturity. On July 6, 2016, Harvest drew down the US$184.8 million KNOC loan and used the proceeds to re-pay the US$170 million ANKOR loan, including accrued interest. Harvest had originally entered into a subordinated loan agreement with ANKOR, which is a fully-owned subsidiary of KNOC, in 2012 at a fixed interest rate of 4.62% per annum. Both principal and accrued interest was originally due on October 2, 2017. As a result of the repayment of the ANKOR loan, a $15.7 million realized foreign exchange gain was recognized.

On April 2, 2015, Harvest entered into an US$171 million loan agreement with KNOC, repayable within a year from the date of the first drawing which was on April 10, 2015, at an interest rate of 3.42% per annum. During the year ended December 31, 2015, the maturity date was extended to December 31, 2017 and the interest rate was increased to 5.91% per annum effective December 31, 2015. At December 31, 2015 US$120 million was drawn from the loan and the remainder of the loan was drawn during the year ended December 31, 2016.

On December 30, 2013, Harvest entered into a subordinated loan agreement with KNOC to borrow up to $200 million at a fixed interest rate of 5.3% per annum. The full principal and accrued interest was payable on December 30, 2018. The loan amount was recorded at fair value on initial recognition by discounting the future cash payments at the rate of 7% which is considered the market rate applicable to the liability. The difference between the fair value and the loan amount was recognized in contributed surplus. A total of $10.3 million was recorded in contributed surplus relating to this loan.

The related party loans were unsecured and the loan agreements contained no restrictive covenants. The following table summarizes the interest expense on each related party loan:

		Interest	Year Ended December 31
Related Party	Principal	Rate	2016	2015	2014
KNOC	US$171	5.91%	$14.1	$3.8	$—
KNOC	$200	5.30%	14.0	13.7	11.5
ANKOR	US$170	4.62%	5.9	10.0	8.7
KNOC	US$184.8	4.66%	5.9	—	—
			$39.9	$27.5	$20.2

Directors and Key Management Personnel Remuneration

Key management personnel include the Company’s officers, other members of the executive management team and directors. The amounts disclosed in the table below are the amounts recognized as an expense during the reporting period related to key management personnel.

	Year Ended December 31
	2016	2015	2014
Short-term benefits	$2.5	$4.1	$5.2
Other long-term benefits	0.1	0.6	0.7
Termination and other	1.3	0.5	0.2
	$3.9	$5.2	$6.1

Other Related Party Transactions

				Balance Outstanding
				Accounts Receivable		Accounts payable
	Year Ended December 31			as at December 31
	2016	2015	2014	2016	2015	2016	2015
Revenues
KNOC(1)	$—	$—	$1.7	$—	$—	$—	$—

G&A Expenses
KNOC(2)	$0.4	$(5.6)	$(3.7)	$0.1	$—	$0.4	$0.8

Finance costs
KNOC(3)	$9.0	$7.5	$4.0	$—	$—	$1.7	$3.5

(1)

The Global Technology and Research Centre (“GTRC”) was used as a training and research facility for KNOC until the end of 2015. The amount is related to a geological study performed by the GTRC on behalf of KNOC.

(2)	Amounts relate to payments to (reimbursement from) KNOC for secondee salaries.
(3)

Charges from KNOC for the irrevocable and unconditional guarantee they provided on Harvest’s 2 ⅛% and 2⅓% senior notes and the credit facility. A guarantee fee of 52 basis points per annum is charged by KNOC on the 2 ⅛% senior notes and 37 basis points per annum on the credit facility and 2⅓% senior notes. See note 13 – Credit Facility and note 14 – Long Term Debt.

During the year ended December 31, 2016, Harvest entered into an agreement with KNOC to drill a well and provide technical data to KNOC. KNOC initially provided Harvest with $5.3 million in cash to drill a well, and any additional amounts incurred relating to the well will be billed to KNOC for reimbursement up to a maximum of 9.4 billion Korean Won equivalent. The initial funds of $5.3 million, provided by KNOC was recorded in contributed surplus.

26.	Commitments

The following is a summary of Harvest’s estimated commitments as at December 31, 2016:

	Payments Due by Period
	1 year	2-3 years	4-5 years	After 5	Total
Purchase commitments(1)	$ 20.5	19.0	19.0	33.1	91.6
Operating leases	6.8	15.7	17.0	28.8	68.3
Firm processing commitments	14.8	24.4	17.9	34.4	91.5
Firm transportation agreements	25.0	53.2	32.2	47.0	157.4
Employee benefits(2)	1.5	0.3	—	—	1.8
Total(3)	$ 68.6	$ 112.6	$ 86.1	$ 143.3	$ 410.6

(1)	Relates to BlackGold oil sands project commitment, revised estimated capital costs for the Bellshill area and the DBP top-up obligation (see note 12 - Investment in Joint Ventures).
(2)	Relates to the long-term incentive plan payments.
(3)	See note 13 – Credit facility, note 14 - Long Term Debt, note 15 – Shareholder`s Capital & Capital Structure and note 25 – Related Party Transactions for Harvest’s debt obligations.

27.	Supplemental Guarantor Condensed Financial Information

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

CONDENSED STATEMENT OF FINANCIAL POSITION
As at December 31, 2016

			Non
	Issuer	Guarantor	Guarantor		Consolidated
	HOC	Subsidiaries	Subsidiaries	Eliminations	Totals
Assets
Current assets
Accounts receivable	$43.9	$0.4	$—	$—	$44.3
Prepaid expenses and other	7.0	—	—	—	7.0
Risk management contracts	1.1	—	—	—	1.1
Due from affiliates	332.0	144.3	0.3	(476.6)	—
	$384.0	$144.7	$0.3	$(476.6)	$52.4

Non-current assets
Deferred income tax asset	$695.3	$15.5	$0.7	$—	$711.5
Exploration & evaluation assets	10.7	3.4	—	—	14.1
Property, plant and equipment	2,195.3	192.3	1.3	—	2,388.9
Investment in subsidiaries	(159.8)	—	—	159.8	—
Investment in joint ventures	107.7	—	—	—	107.7
Goodwill	100.3	—	—	—	100.3
Total assets	$3,333.5	$355.9	$2.3	$(316.8)	$3,374.9

Liabilities
Current liabilities
Accounts payable and accrued liabilities	$130.3	$0.7	$—	$—	$131.0
Taxes payable	3.7	—	—	—	3.7
Credit Facility	892.6	—	—	—	892.6
Current portion of long term debt	379.7	—	—	—	379.7
Current portion of provisions	13.3	2.7	—	—	16.0
Due to affiliates	142.1	328.5	6.0	(476.6)	—
	$1,561.7	$331.9	$6.0	$(476.6)	$1,423.0
Non-current liabilities
Long-term debt	$1,106.8	$—	$—	$—	$1,106.8
Long-term liability	66.0	—	—	—	66.0
Non-current provisions	495.0	180.1	—	—	675.1
Intercompany loan	—	—	0.8	(0.8)	—
Total liabilities	$3,229.5	$512.0	$6.8	$(477.4)	$3,270.9

Shareholder's equity	104.0	(156.1)	(4.5)	160.6	104.0
Total liabilities and shareholder's equity	$3,333.5	$355.9	$2.3	$(316.8)	$3,374.9

CONDENSED STATEMENT OF COMPREHENSIVE LOSS
For the year ended December 31, 2016

			Non
	Issuer	Guarantor	Guarantor		Consolidated
	HOC	Subsidiaries	Subsidiaries	Eliminations	Totals
Petroleum and natural gas sales	$240.7	$81.6	$—	$—	$322.3
Royalties	(24.4)	(10.6)	—	—	(35.0)
Earnings from equity accounted subsidiaries	(60.1)	—	—	60.1	—
Revenues	156.2	71.0	—	60.1	287.3

Expenses
Operating	134.9	31.3	0.4	—	166.6
Transportation and marketing	11.0	—	—	—	11.0
General and administrative	43.6	9.7	—	—	53.3
Depletion, depreciation and amortization	220.7	69.0	—	—	289.7
Exploration and evaluation	19.6	0.3	—	—	19.9
Loss from joint ventures	43.8	—	—	—	43.8
Gains on disposition of assets	(26.1)	(9.1)	—	—	(35.2)
Finance costs	142.7	2.7	—	—	145.4
Derivative contracts losses	5.2	—	—	—	5.2
Foreign exchange gain	(39.9)	—	—	—	(39.9)
Gain on senior notes exchange	(36.0)	—	—	—	(36.0)
Loss on onerous contract	10.7	—	—	—	10.7
Impairment, net of reversals	1.0	—	—	—	1.0

Loss from continuing operations before income tax	(375.0)	(32.9)	(0.4)	60.1	(348.2)

Income tax recovery	(26.8)	27.0	(0.1)	(0.1)	—
Net loss from continuing operations	(348.2)	(59.9)	(0.3)	60.2	(348.2)

Comprehensive loss	$(348.2)	$(59.9)	$(0.3)	$60.2	$(348.2)

CONDENSED STATEMENT OF CASH FLOWS
For the year ended December 31, 2016

			Non
	Issuer	Guarantor	Guarantor		Consolidated
	HOC	Subsidiaries	Subsidiaries	Eliminations	Totals
Cash provided by (used in) operating activities	$(68.3)	$35.0	$—	$—	$(33.3)
Cash proved by (used in) financing activities	23.3	(28.0)	—	28.0	23.3
Cash provided by (used in) investing activities	45.0	(7.0)	—	(28.0)	10.0
Change in cash and cash equivalents	—	—	—	—	—
Cash and cash equivalents, beginning of year	—	—	—	—	—
Cash and cash equivalents, end of year	$—	$—	$—	$—	$—

CONDENSED STATEMENT OF FINANCIAL POSITION
As at December 31, 2015

			Non
	Issuer	Guarantor	Guarantor		Consolidated
	HOC	Subsidiaries	Subsidiaries	Eliminations	Totals
Assets
Current assets
Accounts receivable	$57.8	$0.1	$—	$—	$57.9
Prepaid expenses and other	11.6	—	—	—	11.6
Due from affiliates	202.4	142.9	0.3	(345.6)	—
	$271.8	$143.0	$0.3	$(345.6)	$69.5

Non-current assets
Deferred income tax asset	$668.7	$42.2	$0.6	$—	$711.5
Exploration & evaluation assets	27.7	5.3	—	—	33.0
Property, plant and equipment	2,717.6	126.6	1.4	—	2,845.6
Investment in subsidiaries	(71.6)	—	—	71.6	—
Investment in joint ventures	119.5	—	—	—	119.5
Goodwill	149.0	—	—	—	149.0
Total assets	$3,882.7	$317.1	$2.3	$(274.0)	$3,928.1

Liabilities
Current liabilities
Accounts payable and accrued liabilities	$165.2	$1.3	$0.3	$—	$166.8
Taxes payable	3.7	—	—	—	3.7
Credit Facility	923.8	—	—	—	923.8
Current portion of provisions	45.7	—	—	—	45.7
Due to affiliates	140.7	199.7	5.3	(345.7)	—
	$1,279.1	$201.0	$5.6	$(345.7)	$1,140.0
Non-current liabilities
Long-term debt	$1,554.6	$—	$—	$—	$1,554.6
Related party loans	629.9	—	—	—	629.9
Long-term liability	67.7	—	—	—	67.7
Non-current provisions	626.7	184.5	—	—	811.2
Intercompany loan	—	—	0.8	(0.8)	—
Total liabilities	$4,158.0	$385.5	$6.4	$(346.5)	$4,203.4

Shareholder's equity	(275.3)	(68.4)	(4.1)	72.5	(275.3)
Total liabilities and shareholder's equity	$3,882.7	$317.1	$2.3	$(274.0)	$3,928.1

CONDENSED STATEMENT OF COMPREHENSIVE LOSS
For the year ended December 31, 2015

			Non
	Issuer	Guarantor	Guarantor		Consolidated
	HOC	Subsidiaries	Subsidiaries	Eliminations	Totals
Petroleum and natural gas sales	$415.1	$95.2	$—	$—	$510.3
Royalties	(36.4)	(12.3)	—	—	(48.7)
Earnings from equity accounted subsidiaries	(7.3)	—	—	7.3	—
Revenues	371.4	82.9	—	7.3	461.6

Expenses
Operating	224.4	40.8	0.4	—	265.6
Transportation and marketing	5.9	(0.7)	—	—	5.2
General and administrative	49.9	10.9	—	—	60.8
Depletion, depreciation and amortization	337.4	81.2	—	—	418.6
Exploration and evaluation	23.8	3.7	—	—	27.5
Loss from joint ventures	97.3	—	—	—	97.3
Gains on disposition of assets	20.2	(18.5)	—	—	1.7
Finance costs	135.6	2.5	—	—	138.1
Derivative contracts losses	5.2	—	—	—	5.2
Foreign exchange losses	310.5	—	—	—	310.5
Impairment	1,184.5	71.8	—	—	1,256.3
Loss from continuing operations before income tax	(2,023.3)	(108.8)	(0.4)	7.3	(2,125.2)

Current income tax expense	5.1				5.1
Income tax (recovery) expense	(234.8)	(101.9)	(0.2)	—	(336.9)
Net loss from continuing operations	(1,793.6)	(6.9)	(0.2)	7.3	(1,793.4)

Net loss from discontinued operations	(15.5)	—	—	—	(15.5)
Net loss	$(1,809.1)	$(6.9)	$(0.2)	$7.3	$(1,808.9)

Other comprehensive loss
Loss on designated cash flow hedges, net of tax	(1.4)	—	—	—	(1.4)
Comprehensive loss	$(1,810.5)	$(6.9)	$(0.2)	$7.3	$(1,810.3)

CONDENSED STATEMENT OF CASH FLOWS
For the year ended December 31, 2015

			Non
	Issuer	Guarantor	Guarantor		Consolidated
	HOC	Subsidiaries	Subsidiaries	Eliminations	Totals
Cash provided by (used in) operating activities	$183.4	$(218.8)	$—	$—	$(35.4)
Cash proved by (used in) financing activities	452.9	(49.1)	—	49.1	452.9
Cash provided by (used in) investing activities	(636.3)	267.9	—	(49.1)	(417.5)
Change in cash and cash equivalents	—	—	—	—	—
Cash and cash equivalents, beginning of year	—	—	—	—	—
Cash and cash equivalents, end of year	$—	$—	$—	$—	$—

CONDENSED STATEMENT OF FINANCIAL POSITION
As at December 31, 2014

			Non
	Issuer	Guarantor	Guarantor		Consolidated
	HOC	Subsidiaries	Subsidiaries	Eliminations	Totals

Assets
Current assets
Accounts receivable	$78.7	$11.1	$—	$—	$89.8
Prepaid expenses and other	16.5	—	—	—	16.5
Risk management contracts	1.9	—	—	—	1.9
Due from affiliates	412.0	94.2	0.3	(506.5)	—
	$509.1	$105.3	$0.3	$(506.5)	$108.2

Non-current assets
Deferred income tax asset	$441.7	$(59.7)	$0.5	$—	$382.5
Exploration & evaluation assets	51.4	10.7	—	—	62.1
Property, plant and equipment	3,567.8	540.8	1.3	—	4,109.9
Investment in subsidiaries	(15.3)	—	—	15.3	—
Investment in joint ventures	75.8	—	—	—	75.8
Goodwill	353.1	—	—	—	353.1
Total assets	$4,983.6	$597.1	$2.1	$(491.2)	$5,091.6

Liabilities
Current liabilities
Accounts payable and accrued liabilities	$359.3	$10.6	$0.3	$—	$370.2
Current portion of provisions	37.3	—	—	—	37.3
Risk management contracts	1.2	—	—	—	1.2
Due to affiliates	91.9	409.8	4.8	(506.5)	—
	$489.7	$420.4	$5.1	$(506.5)	$408.7
Non-current liabilities
Long-term debt	$1,916.8	$—	$—	$—	$1,916.8
Related party loans	396.5	—	—	—	396.5
Long-term liability	61.5	—	—	—	61.5
Non-current provisions	584.3	189.0	—	—	773.3
Intercompany loan	—	—	0.8	(0.8)	—
Total liabilities	$3,448.8	$609.4	$5.9	$(507.3)	$3,556.8

Shareholder's equity	1,534.8	(12.3)	(3.8)	16.1	1,534.8
Total liabilities and shareholder's equity	$4,983.6	$597.1	$2.1	$(491.2)	$5,091.6

CONDENSED STATEMENT OF COMPREHENSIVE LOSS
For the year ended December 31, 2014

			Non
	Issuer	Guarantor	Guarantor		Consolidated
	HOC	Subsidiaries	Subsidiaries	Eliminations	Totals
Petroleum and natural gas sales	$817.3	$228.7	$—	$—	$1,046.0
Royalties	(114.4)	(35.3)	—	—	(149.7)
Earnings from equity accounted subsidiaries	(6.1)	—	—	6.1	—
Revenues	696.8	193.4	—	6.1	896.3

Expenses
Operating	271.1	58.9	0.5	—	330.5
Transportation and marketing	13.8	3.7	—	—	17.5
General and administrative	51.6	13.2	—	—	64.8
Depletion, depreciation and amortization	342.6	92.6	—	—	435.2
Exploration and evaluation	9.6	0.6	—	—	10.2
Loss from joint ventures	4.7	—	—	—	4.7
Gains on disposition of assets	(29.4)	(18.1)	—	—	(47.5)
Finance costs	90.6	4.7	—	—	95.3
Derivative contracts losses	2.1	—	—	—	2.1
Foreign exchange losses	126.4	—	—	—	126.4
Impairment on property, plant and equipment	252.6	15.0	—	—	267.6

Income (loss) from continuing operations before income tax	(438.9)	22.8	(0.5)	6.1	(410.5)

Income tax (recovery) expense	(353.3)	28.5	(0.1)	—	(324.9)
Net loss from continuing operations	(85.6)	(5.7)	(0.4)	6.1	(85.6)

Net loss from discontinued operations	(354.6)	(298.0)	(0.2)	298.2	(354.6)

Net loss	$(440.2)	$(303.7)	$(0.6)	$304.3	$(440.2)

Other comprehensive income (loss)
Gains on designated cash flow hedges, net of tax	1.3	—	—	—	1.3
Losses on foreign currency translation	—	(9.9)	—	—	(9.9)

Reclassification of cumulative foreign currency translation on disposal of subsidiary	44.1	—	—	—	44.1
Actuarial loss, net of tax	—	(5.7)	—	—	(5.7)
Share of equity accounted comprehensive loss	(15.6)	—	—	15.6	—
Comprehensive loss	$(410.4)	$(319.3)	$(0.6)	$319.9	$(410.4)

CONDENSED STATEMENT OF CASH FLOWS
For the year ended December 31, 2014

			Non
	Issuer	Guarantor	Guarantor			Consolidated
	HOC	Subsidiaries	Subsidiaries		Eliminations	Totals
Cash provided by operating activities	$371.0	$110.2	$1.7		$—	$482.9
Cash proved by (used in) financing activities	(41.0)	(135.5)	2.0		112.8	(61.7)
Cash provided by (used in) investing activities	(330.0)	55.2	—		(145.4)	(420.2)
Change in cash and cash equivalents	—	29.9	3.7		(32.6)	1.0
Effect of exchange rate changes on cash	—	(1.0)	—		—	(1.0)
Cash and cash equivalents, beginning of year	—	—	—		—	—
Cash disposed of on sale of Downstream	—	(28.9)	(3.7)		32.6	—
Cash and cash equivalents, end of year	$—	$—	$—	$	— $	$—

SUPPLEMENTAL INFORMATION ON OIL AND GAS PRODUCING ACTIVITIES (Unaudited)

The information below provides supplemental information on the oil and gas producing activities of the Corporation as of December 31, 2016 and 2015 and for the years ended December 31, 2016, 2015 and 2014 in accordance with Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) Topic 932, Extractive Activities - Oil and Gas. Activities not directly associated with oil and gas producing activities are excluded from all aspects of this supplemental information.

Harvest’s investment in Deep Basin Partnership (“DBP”) is accounted for using the equity method of accounting. Information is first provided in respect of Harvest and its wholly owned subsidiaries, which are consolidated for financial reporting purposes (under the heading “Consolidated Entities”) and then in respect of DBP (under the heading “Equity Investment”). All information with respect to DBP reflects Harvest’s 82.32% interest as at December 31, 2016, 81.71% as at December 31, 2015 and 77.81% equity interest in DBP as at December 31, 2014.

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

Table I: Net Proved Reserves (Harvest’s Share After Royalties)

Harvest’s net proved oil and gas reserves as of December 31, 2016 and 2015, and changes thereto for the years ended December 31, 2016, 2015 and 2014 are shown in the following table. Note that all Harvest’s proved reserves are located within Canada. Proved reserves as of December 31, 2016 and 2015 were calculated using the average first-day-of-the-month oil and gas prices for the prior twelve-month period.

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

									Consolidated
									Entities and
									Equity
	Consolidated Entities					Equity Investment			Investment
	Crude			Natural			Natural
		NGLs	Bitumen		Total	NGLs		Total	Total
	Oil			Gas			Gas
	(MMbbls)	(MMbbls)	(MMbbls)	(Bcf)	(MMBOE)	(MMbbls)	(Bcf)	(MMBOE)	(MMBOE)
December 31, 2013	68.1	8.8	88.1	226.6	202.5	—	—	—	202.5
Revisions of previous
estimates (including infill	—	0.9	(3.7)	30.8	2.5	—	(1.0)	(0.3)	2.2
drilling & improved recovery)
Purchase of reserves in	—	—	—	1.2	0.2	0.7	13.4	2.9	3.1
place
Sale of reserves in place	(7.2)	(0.8)	—	(20.5)	(11.4)	—	—	—	(11.4)
Discoveries and
extensions	1.6	1.1	—	35.3	8.6	1.7	19.6	5.0	13.6
Production	(7.9)	(1.4)	—	(33.0)	(14.7)	(0.1)	(1.1)	(0.2)	(14.9)
December 31, 2014	54.6	8.6	84.4	240.4	187.7	2.3	30.9	7.4	195.1
Revisions of previous
estimates (including infill	(17.7)	(2.8)	(84.4)	(81.9)	(118.6)	(1.0)	(9.4)	(2.5)	(121.1)
drilling & improved recovery)
Purchase of reserves in
place	—	—	—	1.5	0.3	0.2	4.4	0.9	1.2
Sale of reserves in place	(1.3)	(0.1)	—	(5.1)	(2.3)	—	—	—	(2.3)
Discoveries and	0.2	0.6	—	15.8	3.4	0.7	8.3	2.1	5.5
extensions
Production	(6.6)	(1.2)	—	(35.6)	(13.7)	(0.3)	(5.3)	(1.2)	(14.9)
December 31, 2015	29.2	5.1	—	135.1	56.8	1.9	28.9	6.7	63.5
Revisions of previous
estimates (including infill	(1.1)	0.3	—	0.2	(0.8)	0.4	4.2	1.1	0.3
drilling & improved recovery)
Purchase of reserves in
place	—	—	—	0.4	0.1	—	—	—	0.1
Sale of reserves in place	(4.7)	(0.8)	—	(6.4)	(6.5)	(0.6)	(3.8)	(1.3)	(7.8)
Discoveries and
extensions	—	—	—	—	—	—	3.0	0.5	0.5
Production	(4.9)	(1.1)	—	(24.0)	(10.0)	(0.4)	(7.9)	(1.7)	(11.7)
December 31, 2016	18.5	3.5	—	105.3	39.6	1.3	24.4	5.3	44.9

Proved Developed
December 31, 2014	47.4	5.9	—	169.8	81.7	1.0	17.9	3.9	85.6
December 31, 2015	27.8	3.1	—	118.3	50.6	1.4	24.9	5.5	56.1
December 31, 2016	17.9	3.3	—	99.8	37.9	1.3	24.4	5.3	43.2

Proved Undeveloped
December 31, 2014	7.2	2.7	84.4	70.6	106.0	1.3	13.0	3.5	109.5
December 31, 2015	1.4	1.9	—	16.8	6.2	0.5	4.0	1.2	7.4
December 31, 2016	0.6	0.2	—	5.5	1.7	—	—	—	1.7

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

The information provided in this table does not represent Harvest’s estimate of the Corporation’s expected future cash flows or the fair market value of the proved oil and gas reserves due to several factors including:

•	Estimates of proved reserve quantities are subject to change as new information becomes available;
•	Probable and possible reserves, which may become proved in the future, are excluded from the calculations;
•	Rather Future prices and costs than twelve-month average prices and costs at balance sheet date will apply;
•	Economic conditions such as interest rates and income tax rates and operating conditions may differ from what is used in the preparation of the estimates; and
•	Future development and asset decommissioning costs will differ from those estimated.

	Consolidated Entities		Equity Investment
	December 31,	December 31,	December 31,	December 31,
(millions of Canadian dollars)	2016	2015	2016	2015
Future cash inflows	1,170.5	2,176.3	102.0	186.5
Less future:
Production costs	(811.6)	(1,317.8)	(58.7)	(100.9)
Development costs	(33.5)	(112.0)	(2.5)	(22.5)
Decommissioning costs	(748.5)	(948.3)	(6.6)	(6.6)
Income taxes	—	—	—	(0.5)
Future net cash flows	(423.1)	(201.8)	34.2	56.0
10% annual discount for estimated timing of cash flows	479.2	453.3	(3.5)	(11.8)
Standardized measure of discounted future net cash flows	56.1	251.5	30.7	44.2

Table III: Changes in Standardized Measure of Discounted Future Net Cash Flows Relating to Proved Oil and Gas Reserves

The following are the principal sources of change in the standardized measure of discounted future net cash flows:

For the years ended December 31,

	Consolidated Entities			Equity Investment
(millions of Canadian dollars)	2016	2015	2014	2016	2015	2014

Future discounted net cash flow, beginning of	251.5	2,227.6	2,015.8	44.2	109.6	—
Sales & transfers of oil and gas produced, net of
production costs	(131.0)	(210.1)	(565.7)	(17.8)	(14.7)	(5.7)
Net change in sales & transfer prices and
production costs related to future production	(338.0)	(2,046.3)	732.1	(15.6)	(86.2)	14.3
Development costs incurred during the period	20.0	195.6	620.2	19.6	72.1	88.6
Change in future development costs	46.2	348.1	(540.3)	(4.4)	(89.8)	(132.0)
Change due to extensions and discoveries	—	25.2	138.2	2.8	13.9	77.2
Accretion of discount	25.2	222.8	202.5	4.4	11.5	4.2
Sales of reserves in place	(32.9)	(4.5)	(225.7)	(6.5)	—	—
Purchase of reserves in place	1.5	1.7	3.5	—	6.0	41.7
Net change in income taxes	—	—	9.4	(0.5)	5.5	(6.0)
Changes due to revisions in timing of future net
cash flow and other changes	213.6	(508.6)	(162.4)	4.5	16.3	27.3
Future discounted net cash flow, end of year	56.1	251.5	2,227.6	30.7	44.2	109.6
Net change for the year	(195.4)	(1,976.1)	211.8	(13.5)	(65.4)	109.6

Table IV: Results of Operations

For the years ended December 31,

	Consolidated Entities			Equity Investment
(millions of Canadian dollars)	2016	2015	2014	2016	2015	2014
Petroleum and natural gas revenues, net of royalties	287.3	461.6	891.6	30.6	24.7	7.7
Less:
Production costs	155.9	251.5	330.5	24.3	19.2	2.0
Exploration expense	19.9	27.5	10.2	—	1.4	—
Depletion, depreciation and amortization (1)	282.4	413.0	432.1	33.5	35.9	7.0
Accretion of decommissioning liability	16.6	18.3	21.8	0.1	0.1	—
Impairment on oil and gas properties	1.0	1,256.3	267.6	1.1	48.9	—
Other (transportation and marketing)	11.0	5.2	17.5	4.0	1.4	0.1
Income tax expense (recovery) (2)	82.2	(224.9)	(16.8)	—	—	0.2
Results of operations (excluding corporate overhead and
interest costs)	(281.7)	(1,285.3)	(171.3)	(32.4)	(82.2)	(1.6)

(1)	Excludes depreciation on corporate assets.
(2)

Income tax expense has been calculated in accordance with ASC 932 using the statutory tax rate and reflecting tax deductions and credits and allowances relating to the oil and gas producing activities that are reflected in the consolidated income tax expense (recovery) for the period.

Table V: Capitalized Costs

As at December 31,

	Consolidated Entities			Equity Investment

(millions of Canadian dollars)	2016	2015	2014	2016	2015	2014
Proved oil and gas properties (1)	6,361.6	6,806.9	6,678.5	274.2	255.4	137.2
Unproven oil & gas properties included in:
Property, plant and equipment (2)	2.1	—	10.3	—	4.9	1.0
Exploration and evaluation assets	14.1	33.0	62.1	5.5	5.7	1.6
Total unproved oil and gas properties	16.2	33.0	72.4	5.5	10.6	2.6
Total capital cost	6,377.8	6,839.9	6,750.9	279.7	266.0	139.8
Accumulated depreciation, depletion and amortization
("DD&A") (3) and impairment on oil and gas properties	(3,985.8)	(3,981.3)	(2,598.1)	(127.5)	(92.2)	(7.0)
Net capitalized costs	2,392.0	2,858.6	4,152.8	152.2	173.8	132.8

(1)	Consolidated entities’ proved oil and gas properties exclude $37.0 million of corporate assets as at December 31, 2016 (2015 - $37.0 million; 2014 - $31.0 million).
(2)

Costs related to incomplete wells as at year end. As at December 31, 2016, Harvest’s consolidated entities were in the process of drilling a total of 2 gross wells (2015 – nil; 2014 – 4 gross wells) and Harvest’s equity investment was in the process of drilling nil gross wells (2015 – 2 gross wells; 2014 – 1 gross well).

(3)	Consolidated entities’ accumulated DD&A excludes accumulated depreciation and impairment on corporate assets of $26.0 million as at December 31, 2016 (2015 – $17.0 million; 2014 - $11.8 million).

Table VI: Costs Incurred

For the years ended December 31,

	Consolidated Entities			Equity Investment
(millions of Canadian dollars)	2016	2015	2014	2016	2015	2014
Property acquisition (1)
Proved property	—	45.1	3.3	1.2	41.5	5.2
Unproved property	—	6.7	3.1	—	5.5	—
Total property acquisition costs	—	51.8	6.4	1.2	47.0	5.2
Exploration costs	1.0	1.2	22.3	—	—	—
Development costs (2)	(32.8)	285.5	782.3	18.7	73.5	89.9
Total costs incurred (3)	(31.8)	338.5	811.0	19.9	120.5	95.1

(1)

Consolidated entities’ property acquisition costs include business and property acquisitions and exclude proceeds received from dispositions of $74.3 million for the year ended December 31, 2016 (2015 - $99.3 million; 2014 - $243.0 million).

(2)

Development costs include asset retirement costs capitalized during the year (including increases or decreases arising from changes to cost estimates or to the discount rate applied to the obligations) and non-cash capital additions related to the BlackGold Engineering Procurement and Construction contract. For the year ended December 31, 2016, changes to cost estimate of asset retirement costs was a decrease of $52.7 million (2015 - $80.1 million increase; 2014 - $128.7 million increase)

(3)	Consolidated entities’ total costs incurred exclude costs related to corporate assets of $nil million for the year ended December 31, 2016 (2015 - $6.0 million; 2014 - $16.1 million).